5/1

06013794

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Münchner Rückversicherungs - Gesellschaft

*CURRENT ADDRESS Aktiengesellschaft in München
Königinstrasse 107, 80802 München
Sitz der Gesellschaft: München
Amtsgericht München, HRB 42039

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 3 1 2006
THOMSON
FINANCIAL

FILE NO. 82- 34915 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DAT : 5/26/05

Munich Re Group
Annual Report 2005

Paving the way for opportunities



Münchener Rück
Munich Re Group

Key figures (IFRS)
Munich Re Group

		2005	2004	2003	2002	2001
Gross premiums written	€bn	**38.2**	38.1	40.4	40.0	36.1
Result before amortisation of goodwill	€m	**4,137**	3,369*	1,971	–20	–445
Taxes on income	€m	**1,009**	712	1,752	–605	–1,070
Consolidated result	€m	**2,743**	1,887*	–468*	214*	395*
Thereof attributable to minority interests	€m	**72**	54*	–34*	–74*	145*
Investments	€bn	**177.2**	178.1	171.9	156.3	162.0
Return on equity	%	**12.3**	9.5***	–3.0***	1.1***	1.6***
Equity	€bn	**24.7**	20.6*	19.3*	13.9	19.4
Valuation reserves not recognised in balance sheet**	€bn	**2.6**	3.2	1.8	1.1	16.4
Net underwriting provisions	€bn	**154.1**	154.3	147.5	143.0	138.6
Staff at 31 December		**37,953**	40,962	41,431	41,396	38,317

* Adjusted owing to first-time application of IAS 1 (rev. 2003).
** Including amounts attributable to minority interests and policyholders.
*** Previous years' figures adjusted owing to change in measurement basis.

Reinsurance*

		2005	2004	2003	2002	2001
Gross premiums written	€bn	**22.3**	22.4	24.8	25.4	22.2
Investments	€bn	**87.0**	81.2	80.4	68.6	71.0
Net underwriting provisions	€bn	**63.4**	58.2	56.7	55.3	50.8
Reserve ratio property-casualty	%	**295.8**	243.8	205.0	201.1	245.6
Large and very large losses (net)	€m	**3,293**	1,201	1,054	1,844	3,407
Thereof natural catastrophe losses	€m	**2,629**	713	288	577	212
Combined ratio non-life	%	**110.5**	98.9	96.7	122.4	135.1

* Before elimination of intra-Group transactions across segments.

Primary insurance*

		2005	2004	2003	2002	2001
Gross premiums written	€bn	**17.6**	17.5	17.6	16.6	15.7
Investments	€bn	**105.9**	115.0	108.3	104.4	103.6
Net underwriting provisions	€bn	**90.7**	96.1	91.0	88.4	87.4
Reserve ratio property-casualty	%	**113.1**	116.8	114.5	116.3	113.9
Combined ratio property-casualty	%	**93.1**	93.0	96.4	99.9	101.4

* Before elimination of intra-Group transactions across segments.

Our shares

		2005	2004	2003	2002	2001
Earnings per share	€	**11.70**	8.01	–2.25	1.54*	1.34*
Dividend per share	€	**3.10**	2.00	1.25	1.25	1.25
Amount distributed	€m	**707**	457	286	223	221
Share price at 31 December	€	**114.38**	90.45	96.12	114.00	305.00
Munich Re's market capitalisation at 31 December	€bn	**26.3**	20.8	22.1	20.4	54.0

* Taking into account the capital increase in November 2003.

Premium growth



2001
21.1%
9.0%
Total 16.1%
2002
14.6%
5.6%
Total 10.8%
2003
–2.6%
6.3%
Total 1.0%
2004
–9.7%
–0.6%
Total –5.8%
2005
–0.2%
0.3%
Total 0.3%
Reinsurance
Primary insurance

Complex, networked, vulnerable

We never stop learning. In a world of ever-increasing complexity, what new risks are developing? How do risk scenarios have to be modelled so that they reflect chaotic systems? Nature is such a chaotic system, with countless small factors impacting the whole. That is why it is extremely difficult for geologists to make predictions about earthquakes, volcanic eruptions or other geologically determined natural disasters.



Notable events in 2005

ERGO sells stake in BHW
To further reduce its interest in the financial sector, ERGO sells its stake in BHW to Postbank. At the same time, it enters into a marketing cooperation for insurance and fund products with Postbank AG. Page 83

Munich Re Foundation established
On the occasion of its 125th anniversary, Munich Re sets up a foundation under the motto "From Knowledge to Action". The first project to be financed by the foundation is a UN Chair at the Institute for Environment and Human Security dedicated to international research in the field of disaster prevention. Page 108

CHANCE : RISIKO at Haus der Kunst in Munich
In its anniversary year, Munich Re presents an exhibition from 1 July to 1 November on the subjects of security and insecurity, knowledge and ignorance, opportunity and risk. Pages 2, 13, 30, 36, 40, 136, 212

25th anniversary of the Dr. Horst K. Jannott Scholarship
The scholarship, which was named after its founder and former Chairman of the Munich Re Board of Management, Dr. Horst K. Jannott, enables ambitious prospective managers to spend two months at the prestigious Georgia State University in Atlanta.

Concluding reserve strengthening at American Re
For outstanding losses from 1997 until mid-2002, American Re increases its reserves by US$ 1.4bn, thus drawing a line under the reserve strengthening measures of recent years. Page 79

New members on the Board of Management
The Supervisory Board appoints Dr. Thomas Blunck and Dr. Wolfgang Strassl as members of the Board of Management. Dr. Blunck is responsible for the divisions Special and Financial Risks and IT, Dr. Strassl for Life and Health as well as Human Resources. Page 81

HVB shares exchanged into UniCredit stock
The Munich Re Group accepts UniCredit's exchange offer, sells approximately one-third of the UniCredit stock acquired and now holds a stake of under 5% in the major Italian bank. Page 95

Costliest natural catastrophe year in insurance history
The negative natural catastrophe figures of over US$ 90bn in insured losses worldwide are attributable in particular to the unusually active and destructive hurricane season. Hurricane Katrina becomes the most expensive insurance event of all time. Page 13, 70

Karlsruher Insurance Group sold
Munich Re sells Karlsruher Insurance Group to Württembergische Leben, thus giving its own primary insurance business an even clearer focus. Pages 83, 95

Catastrophe bonds covering western European windstorms successfully placed
To further diversify its risk management, Munich Re uses a bond totalling €110m that provides protection against severe windstorm events in western Europe. Page 20, 82

ERGO Trust and MEAG under one roof
Since 1 January 2006, the real estate activities of MEAG and ERGO Trust have been brought together under the uniform worldwide management of MEAG in Munich. Page 92

Private health insurance for Abu Dhabi
Munich Re signs a cooperation agreement with the General Authority for Health Services Abu Dhabi that mandates it to set up the specialised health insurer DAMAN. Page 26, 69

Dear Shareholders,

In the Munich Re Group, we can look back on an eventful anniversary year 2005, in which the overall outcome was very successful. We bettered our 2004 record profit of €1.9bn to €2.7bn, and surpassed our result target of a 12% return on IFRS equity after tax, with an ROE of 12.3%. This enables us to substantially increase the dividend by 55% to €3.10 per share.

Our performance in primary insurance and reinsurance was very good in basic business (our underwriting business below the threshold of major individual and catastrophe losses). This has been the case in primary insurance for quite some time. But in reinsurance, too, our basic business has continually improved in recent years and has long since attained an excellent quality. We are reaping the benefits here of our consistent line of not following cyclical market fluctuations, even if it means losing premium volume.

Another feature of the business year that I see as positive was our decision in reinsurance to put an end to the issue of reserve strengthening for American Re's business. Although our package of measures involved a major financial effort, we have freed Munich Re from a burden that had hindered us and adversely affected our Group's public image – especially in the capital markets.

In our investments, we have further reduced concentration risks and shareholdings outside our core business, which accords with our strategy of promoting diversification of risks on the assets side of our balance sheet as well. We achieved €2.1bn in realised capital gains, notably from the sale of stakes in MAN and the Karlsruher Insurance Group, the cutting back of our holdings in Allianz and Commerzbank, and the exchange of our HVB shares into UniCredit stock, followed by the reduction of our UniCredit stake to under 5%. So our diversification strategy also had a positive effect on the result for the year.

This contrasts with the huge burden from the series of natural catastrophes in summer and autumn. Indeed, 2005 can justifiably be called the "year of natural disasters". Not only the hurricanes and the vast amount of damage they caused, especially in the USA, made headlines. The severe earthquake in Pakistan, which claimed so many lives, and the catastrophic floods in the Alpine region, particularly in Switzerland, were also major news items that contributed to the negative picture. Our result was impacted above all by the losses from Hurricane Katrina, which we expect to give rise to claims expenditure of over €1.6bn. Altogether, we estimate that claims costs for natural catastrophes in 2005 at Group level will total €2.6bn. Natural catastrophe losses consumed nearly 18% of the reinsurance



Dr. Nikolaus von Bomhard
Chairman of Munich Re's Board of Management

group's total premium income in the past year, compared with an average of only 3% per annum in the ten-year period 1995–2004; last year's losses alone raise the average for the ten-year period 1996–2005 to 4.6%. But I would like to explicitly stress that we do not determine our pricing policy for natural catastrophe business just retrospectively, from many decades of past claims data, but naturally also prospectively – with due regard to expected developments such as climate change.

The 2005 hurricane season demonstrated that there has been a further increase in exposure. This development requires a re-evaluation of some aspects of the risks and thus an adjustment of the models we work with in order to assess risks from a scientific and actuarial perspective and to calculate the right price. I consider these adjustments to be normal and necessary. For only if our underwriting is based on the latest knowledge can we properly judge the profitability of the business offered to us and take the right decisions. We have to be "best in class" in this field – only then do we have the competitive edge we require.

All in all, I can say that I am pleased with the results achieved in the last two years. But I am not completely satisfied, let alone complacent. There is still too much to be done.

At this point last year, I described three cardinal virtues as the foundation of our strategy on which we intended to build our programme for the next few years. They were: focusing on "risk" as the underlying object of our business, actively diversifying risks, and optimising management quality/improving methods and tools for steering our business. We continue to consistently gear our work to these principles in order to achieve our most *important corporate objective: turning risk into value.*

I consider it essential in this context to provide you with more details of the change in our communicated result targets (which, incidentally, would not have been possible without the work on the above-mentioned virtues). Up to now we have defined our result target in terms of return on equity (RoE), basing it on the shareholders' equity shown in our balance sheet. This will now change. In future, we will be using return on risk-adjusted capital (RORAC), meaning a result target related to our risk-based capital. In my view, this is the only economic basis that permits meaningful statements on the performance of our business operations. For the same reason, we use value-based management to steer and measure our business internally (reinsurance was the pilot). The amount of equity in our balance sheet is directly influenced by changes in the market values of our investments. Increases would automatically raise the result target, even though they have nothing to do with our real business, especially our risk position. The same applies conversely, of course, with falling market values leading to a lower result target. If we take risk-adjusted capital as the yardstick throughout, we build a direct bridge with the development of the risks we assume on the asset and liability sides of our balance sheet when we acquire investments and write insurance or reinsurance business. Our risk position is aggregated in our risk-based capital. And it is on this capital that we have to earn the return which you, our shareholders, expect.

I freely admit that this material is somewhat complex. But I think it important to present the background to you, since corporate management and control are becoming more methodology-oriented, giving these issues increasing significance.

When it comes to our core business of handling risk, the Munich Re Group has a competitive advantage – our option of coordinating and combining competence in primary insurance and reinsurance, which allows us to realise integrated business models along the whole insurance value chain. Exploiting this option naturally presupposes that we have created suitable structures on the Group's decision-making bodies. That is why we have established a Group Committee and a Reinsurance Committee on Munich Re's Board of Management, enabling us to determine and implement strategy for the whole Group and our reinsurance business more stringently in each case and with enhanced focus. Value-based management and risk management will become more efficient, with even greater advantage being taken of synergies.

An area in which we are already systematically combining our specialist know-how from primary insurance and reinsurance, and thus achieving clear synergetic effects, is the global health market. It is characterised by high growth and earnings potential and offers much scope for innovation. Two examples of the realisation of our integrated health market strategy are China and Abu Dhabi. In the growth market of China, the Munich Re Group is involved through DKV in the formation of the first private health insurer, PICC Health. In Abu Dhabi we are taking on the development and operation of the first private health insurance carrier, offering basic and supplementary insurance for expats and thus improving healthcare provision.

Through these and similar initiatives, we aim to generate profit-oriented growth. But it is still the case that, for us, growth is not an end in itself. I have repeatedly stressed that the profitability of our business clearly has priority, and you can count on it staying that way.

In the current year we remain firmly focused on our course of sustained profitability. Our target for 2006 is a return on risk-adjusted capital of 15%, which translates into a projected consolidated profit of between €2.6bn and €2.8bn, an objective that should continue to make your Munich Re shares an interesting investment.

Yours sincerely,



Dr. Nikolaus von Bomhard
Chairman of Munich Re's Board of Management

Members of the Board of Management

What to you are the key factors that allow Munich Re to turn risk into value?



Dr. jur. Nikolaus von Bomhard
(Chairman of the Board of Management)
* 1956, lawyer, with Munich Re since 1985

Group Development (formerly Strategic Planning); Press; Internal Auditing; Executive Offices, Group Top Executives

"Focus and discipline. We must systematically build on our strengths. They will enable us to achieve the growth in profit we aspire to."



Dr. rer. pol. Thomas Blunck
(from 1 October 2005)
* 1965, graduate in business management, with Munich Re since 1999

Special and Financial Risks; Information Technology

"We need to have complete command of the risk value chain – from the assessment of risk via portfolio strategy and accumulation control to the protection of our balance sheet. This complexity is our greatest challenge and also our core competence."



Georg Daschner
* 1949, chartered insurer, with Munich Re since 1965

Europe 2 and Latin America

"Know-how and know-who – What matters is an excellent knowledge of the markets, the trust of our clients, outstanding professional skills, efficient capital management and a positive attitude to innovation."



Dr. jur. Heiner Hasford
* 1947, lawyer, with Munich Re since 1978

Group Investments, Corporate Finance; M&A; Legal and Regulatory Affairs, Compliance; General Services; Organisational Design and Development

"We must keep a close eye on the international capital markets. Successful asset management in the Munich Re Group will allow us to strengthen our capital base further."



Stefan Heyd
(until 31 December 2005)
* 1945, lawyer, with Munich Re since 1975

Corporate Underwriting/Global Clients

"Knowledge and client proximity. We must be the best in risk knowledge – also for new types of risk complex. On this basis, we devise individually tailored products and solutions for our clients, bearing in mind that every client is unique."



Dr. rer. nat. Torsten Jeworrek
* 1961, mathematician, with Munich Re since 1990

Corporate Underwriting/Global Clients; Reinsurance Investments; Accounting, Controlling and Central Reserving for Reinsurance

"Risk is our business, and excellent risk management is the key to success. It is therefore imperative to translate our scientific and technical expertise directly into state-of-the-art risk management."



Christian Kluge
* 1941, chartered marine insurer, with Munich Re since 1964

Europe 1; Corporate Communications

"Seeing risks as a positive challenge and tackling them with creativity, courage and a sense of proportion in order to exploit the opportunities. What appears to be an obstacle can be a chance to forge ahead."



John Phelan
* 1947, underwriter, with Munich Re since 1973

North America

"Turning risk into value implies a readiness to acquire a thorough understanding of the risks which our clients may face, together with both a willingness and an ability to imaginatively and intelligently devise mutually beneficial solutions. Risk is not our adversary, it is our opportunity!"



Dr. phil. Detlef Schneidawind
(until 31 December 2005)
(Board member in charge of industrial relations, within the meaning of Section 33 of the German Co-Determination Act)
*1944, lawyer, graduate in business management, with Munich Re since 1973

Life and Health; Human Resources

"We need employees whose skills and training not only keep pace with the risks as they develop but also anticipate them. It is the only way we can put our resources, in particular our capital, to optimal use."



Dr. jur. Jörg Schneider
* 1958, business graduate, lawyer, with Munich Re since 1988

Group Accounting; Group Controlling; Integrated Risk Management; Taxes; Investor Relations

"Transparency regarding our business through integrated IT systems, first-class risk management and entrepreneurial spirit with the necessary sense of responsibility and proportion. That is the foundation of our long-term strategy of adding value."



Dr. oec. publ. Wolfgang Strassl
(from 1 October 2005)
(Board member in charge of industrial relations, within the meaning of Section 33 of the German Co-Determination Act)
*1956, graduate in economics, with Munich Re since 1988

Life and Health; Human Resources

"First create value for our clients, and then have an appropriate share in the resulting success – and do both better than others."



Karl Wittmann
* 1945, chartered insurer, with Munich Re since 1961

Asia, Australasia, Africa

"Consensus with our business partners with regard to risk, exposure and adequate pricing. But also consensus that the price will not change if the risk and exposure remain the same."

Further details on the distribution of Board responsibilities may be found on page 51.

Report of the Supervisory Board



Dr. Hans-Jürgen Schinzler
Chairman

Ladies and gentlemen,

In the year under review, the Supervisory Board again fulfilled all the tasks and duties incumbent upon it by law and under the Articles of Association. We worked closely with the Board of Management, advising it on the management of the Company and constantly monitoring its conduct of the business, whilst it consulted us directly and without delay on all decisions of fundamental importance. The Board of Management satisfied its reporting obligations towards the Supervisory Board by briefing us regularly and in detail on all important business transactions. We discussed these written and oral reports intensively and openly with members of the Board of Management at our meetings. In order to prepare for important topics that were to be dealt with at the meetings, the shareholder representatives and the employee representatives met the Chairman of the Board of Management separately beforehand. In addition, I remained in contact with the Chairman of the Board of Management throughout the year under review regarding Munich Re's main business developments. Inspection measures in accordance with Section 111 para. 2 sentence 1 of the German Stock Companies Act were not required in 2005.

Focal points of the meetings of the full Supervisory Board

The full Supervisory Board met four times, with virtually complete attendances. Taking part as guests at two meetings were representatives of the German Federal Financial Supervisory Authority (BaFin), which for some years now has been making use of the powers granted to it in Section 83 of the German Insurance Control Act to routinely attend the Supervisory Board meetings of insurance and reinsurance companies. The Board of Management reported in depth at the meetings about the quarterly financial statements and the outlook for the 2005 results. We regularly discussed in detail the development of results in the Munich Re Group and in the business fields of primary insurance and reinsurance, also making comparisons between the Munich Re Group and its competitors. The Board of Management reported to us on the business situation of the major subsidiaries on an ongoing basis, and we took a critical interest in the development of American Re in particular. We devoted special attention in the year under review to the strategic alignment of the Group, dealing with this topic thoroughly on several occasions, as well as with the planning for 2006 and 2007. The Board of Management kept us informed about the Company's risk situation and profitability. We were given a presentation of the various initiatives in integrated risk management, which we then discussed intensively on the full Supervisory Board.

At the suggestion of the Board of Management, we considered and approved changes in the Board of Management's rules of procedure. The newly established Board of Management committees for Group and reinsurance operations will provide for more efficient management of the Group as a whole, with its business fields of primary insurance and reinsurance. We reviewed and further enhanced the process of succession planning for the Board of Management and appointment of new members. Other focal points dealt with at the meetings were the Board of

Management's personnel report and the restructuring of its remuneration. The Supervisory Board kept a close eye on the state of the investigations being conducted by New York State Attorney General Spitzer in the USA and other authorities regarding broker transactions and finite reinsurance contracts, and on their possible consequences for Munich Re. We also obtained regular information on the status of Gloria, Munich Re's major IT project.

The Board of Management informed us, also between the meetings, about various current business transactions, including the effects of HypoVereinsbank's special write-down, the proposed merger between HypoVereinsbank and UniCredit, the reserve strengthening at American Re, the effects of Hurricanes Katrina, Rita and Wilma, and the sale of the Karlsruher Insurance Group, as well as about the scope and the impact of the natural catastrophe figures for 2005.

Work of the committees

The four committees of the Supervisory Board (Personnel Committee, Standing Committee, Audit Committee and Conference Committee) are each composed of shareholder and employee representatives. The membership of the Supervisory Board committees is shown in the overview on page 52.

Apart from preparing the Supervisory Board meetings, the Standing Committee devoted itself at its three meetings mainly to topics of corporate governance, share transfers and UniCredit's offer to HypoVereinsbank shareholders.

The Personnel Committee met four times in the year under review. It concerned itself with the Board of Management's remuneration, especially with the reorganisation of the compensation structure, with contract adjustments, and with the seats accepted by members of the Board of Management on external supervisory, advisory and similar boards. Besides this, it prepared the forthcoming appointments to the Board of Management and agreed on personal objectives with the Board of Management members.

The Audit Committee held a total of five meetings in 2005. It closely discussed the annual financial statements for the Company and the Group in the presence of the external auditor and carefully examined the quarterly financial statements. The Audit Committee welcomed the fact that in the year under review the Board of Management set up a Disclosure Committee, which was already able to participate in the annual accounting operations for 2004. The Audit Committee made preparations for the appointment of the external auditor, which has to be decided on by the full Supervisory Board, obtained the auditor's declaration of independence, commissioned the auditor, fixed focal points for the audit work and acquired from the auditor an overview of the type and scope of its non-audit-related services performed for Munich Re. Also at an extraordinary meeting, the Audit Committee considered American Re's loss reserves and the consequences of their substantial increase. Beyond this, it discussed the Group's risk situation and the development of embedded values in life reinsurance business and in life and health business in 2004. The Audit Committee also obtained information on the ongoing investigations in the USA and other countries regarding broker business and non-traditional reinsurance and received the Internal Auditing Division's annual report for 2004.

The Conference Committee as per Section 27 para. 3 of the German Co-Determination Act did not need to be convened.

Regular and extensive information about the work of the committees was given at the meetings of the full Supervisory Board.

Annual financial statements

KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the following documents and gave them an unqualified auditor's opinion: Munich Reinsurance Company's financial statements and consolidated financial statements as at 31 December 2005, and the management reports for the Company and the Group. All members of the Supervisory Board received the auditor's reports promptly. The Audit Committee examined in advance the Company and Group financial statements and the management reports, and discussed them in detail with the auditor at the Audit Committee meeting on 12 March 2006, which also considered the auditor's reports, in order to prepare for the examination by the full Supervisory Board. The Audit Committee informed the full Supervisory Board at the balance sheet

meeting on 13 March 2006 about its examinations and discussions with the auditor.
After the Audit Committee, the Supervisory Board also checked the Company financial statements, the Group financial statements, the Company management report, the Group management report and the proposal of the Board of Management for appropriation of the net retained profits for the year. The Supervisory Board agrees with the outcome of the external audit and after its own concluding examination also has no objections to the Company and Group financial statements. Consequently, on the basis of the Audit Committee's prior examination and the result of its own examination, the Supervisory Board approved the Company and Group financial statements at the balance sheet meeting on 13 March 2006. We unconditionally support the Board of Management's proposal for the appropriation of the net retained profits.

Corporate governance and declaration of compliance

Munich Re's Supervisory Board is fully committed to good corporate governance. At the 2005 Annual General Meeting, it therefore proposed an amendment to the Articles of Association to restructure the Supervisory Board's remuneration: the fixed remuneration has been increased so that overall remuneration is now less dependent on Company performance; the introduction of a result-oriented instead of dividend-oriented variable remuneration component ensures that the calculation basis is not directly influenced by the Supervisory Board. In the Board of Management's absence, we once again examined the efficiency of the Supervisory Board's work and monitored the implementation of the measures proposed. More information on this subject can be obtained in the section "Corporate governance" starting on page 110.

On 8 November 2005, the Board of Management and the Supervisory Board published a declaration of compliance in accordance with Section 161 of the German Stock Companies Act, which can be read both on the Company's website and page 112 of this report.

Composition of the Board of Management

With effect from 1 October 2005, we appointed Dr. Thomas Blunck to the Board of Management. Dr. Blunk, who has been with Munich Re since 1999, was latterly Divisional Unit Head in the Special and Financial Risks Division, which he has now taken charge of on the Board of Management, along with the Information Technology Division.

Also with effect from 1 October 2005, the Supervisory Board appointed Dr. Wolfgang Strassl a member of the Board of Management and, as from 1 January 2006, Board member in charge of industrial relations. Dr. Strassl has been with Munich Re since 1988 and was most recently Divisional Unit Head in the Life and Health Division, for which he is now responsible on the Board of Management, in addition to the Human Resources Division.

As at 31 December 2005, Mr. Stefan Heyd and Dr. Detlef Schneidawind retired as members of the Board of Management. We thank both gentlemen for their many years of successful work and their great personal dedication in responsible positions.

On behalf of the Supervisory Board, I would like to take this opportunity to thank the members of the Board of Management and all the staff most sincerely for their untiring commitment which enabled Munich Re, in its anniversary year, to post a new record result.

Munich, 13 March 2006

For the Supervisory Board



Dr. Hans-Jürgen Schinzler
Chairman

Group portrait

"Better safe than sorry" is never a safe bet

Our lives are wrapped in a closely woven cocoon of safety. But as soon as we master the risks we know, new ones take their place. There is no such thing as technological progress without risk. Blind faith in safety standards lulls us into a false sense of security. The Titanic is a perfect example: believing his ship to be unsinkable, the captain steered it on the riskier northern route and collided with an iceberg.


Tuesday
Titanic



Paving the way for opportunities

Life without risk is as inconceivable as winning the World Cup without training. The word "risk" comes from Italian, and the original meaning is said to have been to circumnavigate cliffs. Thus, right from the start, risk entailed mastering threats to life and property.

The bottomry bonds of the seafaring Phoenicians and the first marine insurance policies used by Lombardy merchants in the 14th century were based on the most important element of insurance: spreading risks on the many shoulders of a risk community. An international spread of risks was also one of Carl Thieme's principal ideas when he established Munich Re as a professional reinsurer in 1880.

With over 5,000 clients in around 160 countries, Munich Re is today one of the global market leaders in reinsurance. And since 1997, when Munich Re combined four long-established insurance companies to create the ERGO Insurance Group – Germany's second-largest primary insurer – its services have covered virtually the whole value chain of insurance. Reinsurance and primary insurance are two elements that complement and strengthen each other: whether in identifying and assessing a risk, in calculating loss probabilities or in risk and claims management. The Munich Re Group operates in life and health insurance as well as in the many different classes of property-casualty business, with products ranging from traditional forms of risk transfer to innovative coverage and service concepts.

Munich Re's declared objective is to turn risk into value – a paradoxical idea for many who shy away from the large individual and catastrophe risks we carry. The key lies in first identifying and understanding the nature of a risk and then analysing it in terms of quality and quantity. This allows us to establish regularities and mathematical relationships, with which we as insurers demystify risks and carry many that others consider unacceptable. After all, the greater the number of different risks in the portfolio (provided they are wisely spread), the less the likelihood of our overall business result being seriously impacted by single risks. We refer to this as "diversifying risk" along the value chain. Through this professional approach, we turn risk into opportunity and create sustained value – for the individual, for society, for our clients and naturally for us as an enterprise, by which we also mean our employees and shareholders.

Risk value chain

Case 1_Hurricanes

The risk	Identify risks	Assess and select risks	Model risks	Develop products	Secure capital base	Market products
The value	Provide for clarity	Identify opportunities	Make risks insurable	Devise individual solutions for clients	Create capacity and secure claims-paying ability	Offer solutions

In 2005, Munich Re celebrated its 125th anniversary and took advantage of the occasion to highlight the many facets of risk: not just the hazards, threats and suffering, but also the inherent opportunities, the momentum with which risk drives development, the knowledge edge gained from being familiar with it, the innovative climate it creates, and the related affirmative approach to life.

A few examples of what we did in the past business year are presented in this section. They each originate with a risk and illustrate that, with the right know-how, every risk can be turned into a chance for action and value creation – paving the way for opportunities.

Hurricane Katrina hit the insurance industry with the largest loss of all time, and our risk models and trend analyses leave little doubt that we will have to reckon with losses of this magnitude more often. What can we learn from this catastrophe? How can we ensure that uncontrollable mega-events entailing so much devastation and suffering remain insurable?

Only if we write risks responsibly and spread them intelligently can we be the client's preferred partner in risk. This is one of the challenges for integrated risk management. How can we achieve a balance between our risk appetite, the risks we assume, and sustained financial strength? How do we decide which risks to carry ourselves and which to purchase retrocession for, so as to share them with others?

Severe accidents can be horrific – there is no question about it. But when they happen, calm analysis and competence are invaluable, as was demonstrated in the case of the Wiehl Valley Bridge. How can losses be reliably determined? Can the extent of their consequences be reduced once they have occurred?

It is common knowledge that demographic trends and technological progress are causing healthcare costs to climb to dizzying heights. Less well known are the solutions that service providers like ArztPartner, rehacare and Health Dialog offer: disease management programmes, for example. What are the options for keeping costs from spiralling out of control? How can we cut costs without compromising quality?

Or let us take Abu Dhabi. For us in western countries, it is difficult to imagine what it means not to have access to adequate and affordable medical care. How do we go about introducing compulsory insurance in a country without burdening its economic system? How can we succeed in creating profitable health insurance for the future?


Case 2_Retrocession
Case 3_Wiehl Valley Bridge
Case 4_Disease management programmes
Case 5_Abu Dhabi
Conclude contracts
Diversify risks
Manage claims
Provide service
Develop new business models
Carry risks
Optimise risk capital
Protect against losses
Create added value beyond risk transfer
Secure a profitable future

Munich Re reacts to the increased exposures from hurricanes.

The risk_ As temperatures rise, so do exposures.

At the time, 2004 went down as the most expensive natural catastrophe year in insurance history. But the annals had to be rewritten again following the events of 2005.

Scientists cite two reasons for this. First, the summer temperature of the upper layer of water in all tropical oceans has increased by an average of 0.5°C since 1970. The proportion of "severe" tropical cyclones (Categories 4–5 on the Saffir-Simpson Scale) has accordingly increased from 16% to 36%. There are strong indications that human activity is responsible for this long-term warming.

Second, in recent years, researchers have also been concentrating their attention on the natural climate oscillation in the North Atlantic, which involves alternating phases of exceptionally warm and exceptionally cool sea surface temperatures, each lasting several decades. As a consequence, the frequency and intensity of hurricanes are higher in the warm phases.

The hazard potential becomes particularly clear when these two effects are observed in concert. In the current warm phase (since about 1995) the number of landfalls involving powerful hurricanes (Categories 3–5 on the Saffir-Simpson Scale) has been about 70% higher than in the previous warm phase (approx. 1926–1970), an increase that is very probably due above all to global warming. Compared with the last North Atlantic cold phase (approximately 1971–1994), the number has shot up by about 230%, primarily under the influence of the natural climate oscillation. Loss models have to take these changes into account in future.



Inspecting an area of New Orleans badly hit by the floods: from left to right, natural hazards experts Mark Bove (American Re) and Ernst Rauch (Munich Re), and senior claims engineer Klaus Wenselowski (Munich Re)







Opportunity and value_ Getting a grip on the risk – at every step.

Underwriting natural catastrophe risks is one of the most arduous and complicated activities in insurance. Munich Re tackles these risks from various angles in order to take advantage of the opportunities this business offers.

The primary task is to model the respective hazards and the potential losses correctly. The two last years revealed that the natural hazard models insurance companies use to forecast potential losses had not yet attained a sufficient degree of precision. Thanks to the experience our experts have gathered in over 30 years of geo risks research, we are less reliant on vendor models and can respond more quickly to changes in conditions. This includes acquiring a more accurate picture of the loss situation in order to respond immediately in our underwriting by means of enhanced modelling methods. Improvements in risk models were put into effect during the 1 January treaty renewals.

In this way, we take into account the increased frequency and intensity of extreme events, but not only in the form of price adjustments.

We join forces with our clients in pressing for measures that will enable the insurance industry to continue assuming its economic responsibility. Such measures include enhancing risk transparency through liability information, avoiding construction on highly exposed shore locations, improving existing building regulations, and establishing new ones. Where that is not enough, we have to take measures of our own, independent of the primary insurers if need be. In order to reduce our overall commitment, we introduce any sublimits, event limits and cession limits that are necessary – as in Florida, where a single cyclone can generate immense losses on account of the extreme concentrations of values.

Munich Re supports its clients in the field of claims management, too. In ad-hoc meetings with our cedants, newsletters on claims management and special publications, we give advice on how the enormous number of individual losses can be processed in an efficient and professional manner.

It is generally no problem to make a quick and reliable assessment of any major loss. When it comes to extremely large losses, however, there are various reasons why such an assessment is only possible with a certain delay. In the case of Katrina, for example, an area that was partially barely accessible, the tremendously complex loss profile due to the combined effects of windstorm, dyke breaches and storm surges, and a grand total of more than two million individual insured losses made it difficult to obtain a reliable picture. Initially it is our own underwriting that benefits from the lessons we learn in the context of such mega-events, but our clients eventually benefit too.

This selection of measures shows that we actively endeavour to ensure that natural catastrophes will continue to be insurable risks. All those involved can depend on our expertise and experience – be it in risk modelling, portfolio analysis or claims management. Furthermore, we are convinced that an appropriate price policy and intelligent terms and conditions are a good basis for making the insurance of natural catastrophes a profitable undertaking for primary insurers and reinsurers.

Our path to profitability

Munich Re's competitive advantage				Selective underwriting	
Scientific data base: Munich Re Group NatCatSERVICE	Evaluation of nat cat by Munich Re Group Geo Risks Research	Modelling of storms, earthquakes, flooding	Benchmarking of models with external data	Higher transparency of risks	Higher attachment point and reduced limits

Leveraging our strengths for sustainable profitability

External risk transfer is an important strand of risk management.

The risk_ Creating the right balance in the risk portfolio is central to our business.

"Risk is our business", as we say at Munich Re. For 126 years, we have been proving our competence in testing, modelling, managing and diversifying risk. We aspire to be the most profitable of the major reinsurers and a reliable partner for our clients. One of the key factors in meeting this objective is a balanced portfolio. In striving to achieve this, we can decide on "more risk" or – in the case of excessive exposures to major perils like earthquakes and windstorms – we can opt for "less risk". We use integrated risk management to attain a balance of risks in accordance with the risk appetite set for Munich Re by the Board of Management. In order to mitigate fluctuations in results, to guard against liquidity shortages, and to protect our financial resources, our integrated risk management keeps a close watch on all significant risks and weighs up the costs and benefits of external risk transfer – with a view to securing our Group's profitability and retaining the confidence of our investors and clients.





Precise analysis and careful weighing of options leads experts Rupert Flatscher (right) and Hans-Joachim Thoenes to the solution that creates value for Munich Re.



The opportunity_ How do retrocession and risk trading work? We asked our specialists Hans-Joachim Thoenes (HJT) and Rupert Flatscher (RF) to explain.

What risks do we mainly retrocede?
HJT_ Primarily natural catastrophe risks – above a certain amount. They are the biggest exposure, which dominates the volatility of our balance sheet. In June 2001, we defined retrocession as a corporate function. Ultimately this means that we protect Munich Re's results and not the performance of individual lines of business. In this way, we exploit Munich Re's financial strength and the diversification of our portfolio – for us and our cedants.

Do we only need retrocession for extreme events?
RF_ Yes, because Munich Re sees itself as a risk carrier, not as an intermediary. We use retrocession to reduce the volatility of our results and, in doing so, save risk capital for our business.

What methods do we use to balance risks in our portfolio?
HJT_ First and foremost, we purchase excess-of-loss cover on the retrocession market from reinsurers and insurers in Europe, North America and Asia.
RF_ Additionally, in November 2005, we placed a catastrophe bond ("cat bond") covering the European windstorm peril. The objective was to transfer a peak exposure to the capital markets in a cost-efficient manner. An advantage of a bond like this is that in the event of a predefined occurrence, the capital (held in a trust account) flows immediately to Munich Re. We deploy such instruments flexibly, thus utilising the capacity of different markets.

Are there any other differences and advantages?
HJT_ Retrocession treaties normally have a term of 12 months. By contrast, our cat bond covers four storm seasons. There are also differences in the underlying concepts. Retrocession treaties are based on the actual losses. A cat bond, however, pays out irrespective of the loss amount if a "parametric trigger" is exceeded, i.e. if a windstorm in Europe meets predefined meteorological criteria. The retrocession market generally covers very large loss events occurring every ten to 30 years, whereas cat bonds tend to cover mega-events with a return period of 100 years and more. So the two instruments have very different effects on our portfolio. Cost efficiency is the sole decision-making criterion.

How difficult is it to define the parametric trigger for a cat bond?
RF_ Well, it is certainly a challenge! At Munich Re we have many experts working intensively on the various natural hazards and the losses they cause for the insurance industry. Of course, it is not always possible to combine a parametric trigger with a precisely predefined loss amount. But we believe that, given our expertise in this area, the risk of a very large loss occurring without the cat bond being paid out is very remote.

What is the specific benefit of our recently placed cat bond?
HJT_ Capacity for Windstorm Europe is in great demand among our cedants. The cat bond helps us and our clients.
RF_ It enables us to tap the capital market as an additional risk carrier. But it is also attractive for investors, as the risk has virtually no correlation with other risks normally traded in the capital markets.



The value_ Arranging suitable retrocession cover means protecting Munich Re against extremely high losses.

Where are we going?

HJT_ The capital market for natural catastrophe risks has become more mature. We have therefore taken the strategic decision to position ourselves more strongly in this area. In future, we will transfer risks and possibly purchase them, too.

RF_ The capital market for insurance risks has also grown in the last few years, and natural catastrophes have recently been supplemented by other risk classes. I therefore believe that the capital market for insurance risks will remain dynamic. But for this to happen the time-consuming structuring process for the transactions will have to become more efficient.



in €m
2005
2001
300
200
100
0
–100

Recoveries from retrocession (less retrocession premiums)

Retrocession premiums

In the period from 1996 to 2005, our retrocession cover was triggered only twice – in 2001 and 2005, years with an extremely high claims burden. Only in these two years do the losses retroceded exceed the retrocession premiums paid.

It is the job of reinsurers, from both a macroeconomic and client point of view, to bear risks and finance losses, for example major losses following natural catastrophes. In order to be able to provide capacity for such risks, we require capital, which our shareholders will only provide – as for any other quoted company – if we remain profitable.

Retrocession is one of the levers we use in risk management to keep our business on track. Its sole purpose is to protect our capital and our annual result from major losses. We do not use it to increase our capacity.

Our retrocession cover is triggered if we are hit by an extremely high loss exceeding the risk appetite defined by the Board of Management, such as the terrorist attack on the World Trade Center in 2001 or Hurricane Katrina in 2005, the largest insured loss event of all time. In years in which no such extreme losses occur, the retrocessionaires retain the premiums we have paid as their profit. Retrocession cover is only purchased if prices, terms and conditions meet our requirements.

Case 3_Swift claims management reduces costs.

Motor liability may involve a whole bridge.

The risk_ Unlimited covers are not only a theoretical threat. Dr. Alfons Maier gives a first-hand account:

26 August 2004_ Reports of a serious accident on the A4 autobahn are being shown on the evening news. It appears that, after colliding with a car, a tanker truck has broken through crash barriers on the Wiehl Valley Bridge and plunged some 25 metres. The force of the impact caused the 33,000 litres of fuel on board to burst into flames, and the driver was killed instantly. The full extent of the damage is not yet clear.

30 August 2004_ The main third-party liability insurer affected reports the loss to us and informs us that the motor policy in question provides unlimited liability for property damage. Media reports on the accident are dramatic. Temperatures of up to 1,200°C have had a devastating impact on the more than 700-metre-long bridge. It is feared that one of the piers is irreparably damaged. The bridge may even be a total loss if for structural reasons the pier cannot be replaced. It would have to be dismantled section by section. The whole operation, including rebuilding, could possibly take around four years. As the A4 is one of the main motorways serving Cologne, consequential costs would be immense. In the worst possible case, the loss could run to a three-digit-million figure.



Senior claims engineer Dr. Alfons Maier (white helmet) and bridge construction specialist David McGhie examine how repair work on the Wiehl Valley Bridge is progressing.



Opportunity and value_ Reacting quickly and competently for the best possible settlement of the claim.

1 September 2004_ I am a senior claims engineer and member of the Munich Re team investigating and analysing this major loss. We have been liaising with the third-party liability insurer for the last 48 hours, comparing notes and offering our support with any initial measures that have to be taken. What we urgently need now is a more accurate estimate of the loss. In order to get a better picture, I call in David McGhie, an external bridge construction specialist who has carried out other investigations for us and works closely with the primary insurer's engineering expert.

2 September 2004_ Together with representatives of the North Rhine-Westphalian Highways Agency and the primary insurer, David and I visit the site to inspect the damage. The scene is catastrophic: broken crash barriers, huge scorch marks on the bridge and in the area surrounding the accident, and tons of contaminated earth. We analyse scorch marks, look for signs of cracking or spalling concrete and try to get some indication of stability, for example by searching for distortions. Our impression is that, despite the extent of the damage to the bridge, it can be repaired. Even the pier directly affected is not so badly damaged that it needs to be demolished. Working closely with the primary insurer and the engineering expert, we plan our next steps.

7 September 2004_ All of the parties involved (the third-party liability insurer, the engineering expert, the Highways Agency and the reinsurer) meet in Cologne to discuss the claim. To our great relief, it is now certain that the bridge will not need to be demolished. However, further expert opinions are required. As the bridge was already scheduled for maintenance, the expenditure for this will of course have to be offset against the repair costs. Negotiations are not going to be easy.

Together with the primary insurer's engineering experts, we succeed in convincing the Highways Agency and its representatives that the damage can be repaired by arguing that the busy motorway bridge near Cologne need not be closed to traffic for several years, which would be a major advantage for the public.

9 September 2004_ It is now certain that the loss amount will be only a fraction of the nine-figure sum originally feared. Munich Re's share of the loss is approximately 40%.

Support and assistance with major losses like the Wiehl Valley Bridge are part and parcel of our service. Clients value our professional competence as well as our ability to act swiftly on site and to consult with everyone concerned in order to settle the claim as favourably as possible.

Such loss events can also be of significance for the market as a whole. It is abundantly clear from this particular incident that unlimited covers for property losses in motor liability insurance are more than just a theoretical risk for the insurance industry. Exposures of this nature prove that the case for introducing limits on liability is justified.

Efficient claims management


100%
80%
60%
40%
20%
0%
90%

Originally estimated loss
Probable actual loss
Loss reduction

Professional claims management grows in importance, the higher the loss threatens to be. The costs for settling the major loss on the Wiehl Valley Bridge have been reduced to a fraction of the originally estimated loss.

Disease management programmes and rehab management – Advantages for patients and insurers

The risk_ Chronic conditions take their toll on individuals and insurers.

Chronic illness is a burden for all concerned. Whether it is a disease like cardiac insufficiency or the consequences of a serious accident, everyday activities become a problem, the ability to lead a normal life is severely impaired, and often even living arrangements have to be adjusted to the new situation. Physical limitations and disabilities frequently have implications for work as well, of course – without professional help, it can be difficult to make the necessary changes to the workplace or to find a suitable new job.

Where patients require permanent medical treatment, health insurers also feel the effects, as costs are enormous.

Frequent hospitalisation and rehabilitation, changing therapies or insufficiently coordinated treatment place a strain on both parties: the patient (who virtually never has a central contact, is uncertain about the chances of a cure and suffers setbacks) and the insurer (who faces extensive costs).



Dr. med. Volker Senger, head of DKV's medical consultancy, examining a patient.





Opportunity and value_ *Avoiding the unnecessary, optimising the necessary: How both sides benefit.*

What can insurers do to improve the situation for patients and health insurers? Wherever possible our aim is to help those affected to recover and swiftly return to work so that they can lead an independent life. But our objective is also to reduce costs for health insurers. In other words, first-class medical treatment and lower expenditure. A contradiction?

ArztPartner almeda (a subsidiary of our health insurer DKV) and rehacare (in which Munich Re has a stake) resolve this apparent paradox, in cooperation with patients, doctors and health insurers.

ArztPartner almeda offers disease management programmes for the chronically ill – in cases of cardiac insufficiency, cardiovascular diseases, diabetes and asthma, for example. Cardiac insufficiency is a condition that recurrently gives rise to life-threatening situations and the prospect of repeated hospitalisation. The solution can only be to closely monitor the patient's lifestyle and to change it in the long term. So ArztPartner almeda provides patients with telemetric apparatus that automatically transmit important data such as weight, blood pressure and pulse rate to the care team. They react at once if they observe critical signs, such as a sudden gain in weight that indicates water retention in the body and may lead to dangerous complications.

In addition, the care team supports patients in permanently altering their lifestyle, improving nutrition, doing more exercise, cutting out smoking and reducing stress, thus minimising risk factors.

How intensive the measures are depends entirely on the individual risk and the potential for improvement. Unnecessary burdens for patients, and therefore unnecessary costs, can be avoided.

rehacare goes beyond the provision of medical treatment for accident victims, helping with nursing care and adjustment of living arrangements for the disabled and with vocational rehabilitation after serious accidents.

An individual rehabilitation plan is devised, taking into account the patient's history, abilities and interests. Services range from workplace analysis to support for job applications or help in becoming self-employed. rehacare has a nationwide network of specialists to achieve the best possible rehabilitation and effective professional integration.

The success of these programmes is reflected above all in patients' satisfaction. But the figures also communicate a clear message: on average, total costs are some 23% lower. Extrapolating this figure to Germany as a whole, we arrive at a savings potential of €100m–200m annually for cardiac insufficiency alone. And this if merely one-fifth of all those affected take part in a disease management programme.

We have also expanded our worldwide opportunities with our participation in Health Dialog, a leading provider of care management services including disease management in the USA. It successfully improves quality and reduces medical costs with its Collaborative Care Program.

Benefit expenses per patient and year – Control group study


€10,000
€8,000
€6,000
€4,000
€2,000
€0
Hospitalisation
Medication
Total
With disease management programme

Hospitalisation costs are cut by 30%, as both the number and duration of stays in hospital are significantly reduced. This saving far outweighs the 20% higher medication costs for optimised outpatient care.

Case 5_Better healthcare in Abu Dhabi.

Thanks to Munich Re, the desert state will soon have its first private health insurer.

The risk_ Medical progress and longevity are cost drivers as well as growth engines.

Things are happening in the health market. It is growing – driven by demographic trends, advances in medical science and the improved economic situation of many people. Global expenditure on healthcare rose from just under US$ 3 trillion in 2000 to over US$ 4 trillion in 2005 and is forecast to be close on US$ 7 trillion by 2015. The insurers of the future, or rather all those involved in the health segment, face the challenge of participating in this growth and repositioning themselves accordingly

Risks in today's world are interconnected in many ways. They can no longer be categorised in the value chain as they traditionally were in the past. In health insurance, organisational boundaries are shifting and, in addition to pure risk-bearing, the provision of service and management support is rapidly increasing in importance both in primary insurance and in reinsurance. Take the example of the Munich Re Group's MedNet companies: as managed care service organisations (MSOs), they form a bridge of competence between our primary insurance clients, their insureds, and medical providers. The objective of the companies is to organise high-quality care at affordable prices, while giving priority to service for the patient. Our MSOs assume core functions in the value chain, such as risk assessment and managed-care services, and combine their expertise and market volume to optimally exploit the cost-benefit relationship. And because we provide this successful service from within our own organisation, we also win reinsurance business.

The world may have got smaller but there are still differences between established and developing countries. There are attractive opportunities for shaping and financing healthcare particularly in evolving health insurance markets where the market players are insufficiently interlinked. To tap the potential for growth in the healthcare market, companies must be capable of ascertaining the various stages of development and of quickly devising and implementing flexible and competitive solutions.




ازهار باريس
هار طبيعية
18282
١٢٨٢

In setting up DAMAN, project manager Dr. Michael Bitzer (second from left) needs to take a breather now and then, as well as talking to the Health Minister, Mubarak Al Mazroui, and holding constructive meetings with his team.



The opportunity_ The General Authority for Health Services in Abu Dhabi and Munich Re have signed a cooperation agreement to establish the health insurer DAMAN.

Project manager Michael Bitzer reports on his daily work:

I wish there were twice as many hours in a day! By 1 May, a specialised primary health insurer must be up and running in Abu Dhabi – and we have had to start from scratch.

Only a small proportion of employees posted abroad are currently privately insured here. In the Emirates, these so-called expats constitute as much as 80% of the population. The majority have access to state health facilities, but many are uninsured. Despite huge out-of-pocket payments from the expats themselves, the state facilities are heavily subsidised. Care is especially inadequate for the lower-income groups. To improve the situation, Abu Dhabi passed a law in September 2005 making health insurance compulsory for expats and introducing partial privatisation.

The Abu Dhabi Investment Company (ADIC) and the General Authority for Health Services in Abu Dhabi (GAHS) put the project out to tender to eight international health insurers. Munich Re had impressive credentials in every respect – its competence in health insurance and reinsurance, healthcare management and assistance services; its experience in the Gulf gained through its MedNet subsidiaries over a period of more than ten years; its portfolio of successful and efficient risk management tools; its international networks and, not least, its professional team.

We were awarded the contract in September, the agreement was signed in December, and the countdown began. The project was launched with a core team of 13 staff, all of them experienced colleagues from the Munich Re Group's international operations. We get support from our colleagues in Munich whenever we need it. The company is expected to employ 350 staff by the end of 2006, and 450 a year later. So this year we will be recruiting one new employee a day on average. On 13 November, the team moved into the 16th floor of an office tower in Hamdan Street, one of the main business thoroughfares in the centre of Abu Dhabi, which we had provisionally furnished courtesy of IKEA. Eventually, we will occupy five floors. The space is quite tight, with more than 30 team members on the only floor currently available for use. Every day, we tackle more new developments here than others handle in a month. We are highly motivated by this exciting environment – otherwise we would never manage to keep up the effort to achieve our ambitious milestones: by 1 April a sales and distribution unit, a card production unit capable of issuing cards to over 40,000 insureds per month, an underwriting department and an operational IT department equipped with all the processes and systems required; and by 1 May a call centre with a capacity of 8,000–10,000 calls per month, a medical claims centre able to handle over 100,000 claims per month by the end of 2006, and finance, human resources and medical network departments. Fortunately, we can use software solutions and tools that we have developed ourselves and tested over many years together with numerous international networks of experienced health insurance professionals. We also have access to Group-wide price agreements. Our project controller is keeping a close eye on timetables and costs. It is very important to us not only that everything should work on day one, but also that the systems we have set up are reliable and expandable, as the health insurer is expected to be stable and profitable in five years without further need for state subsidies. For this reason, we are relying on our integrated and proven project risk management right from the start.

In half an hour, we have a meeting with people from the General Authority for Health Services. We work with them closely and they provide us with important local contacts. They impress us with their high degree of professionalism. Afterwards, as on most days, we will go to our "canteen" – the snack bar opposite the office.



The value_ Well-balanced solutions that fit the needs of the country and its inhabitants benefit all concerned.

Who will benefit from DAMAN? Certainly to a great extent the country and its inhabitants, as the state healthcare provider will have to compete in quality and price with private providers. If value for money and risks are made more transparent, healthcare financing using primary insurance and reinsurance solutions will be more attractive and easier to plan.

DAMAN offers an individual solution for basic health insurance. It is tailored to the special conditions of the market, such as the structure of the Abu Dhabi population, and in agreement with the government takes account of overarching political factors such as the country's attraction as an economic centre. This means that DAMAN, in which the Emirate of Abu Dhabi currently has a share of 100% and which is expected to operate without state subsidies within five years, will be able to design products and set prices competitively on the basis of its data, thus ensuring its long-term business success.

Of course the Munich Re Group and its investors stand to gain, and not only in reputation. DAMAN, which the Munich Re Group will be responsible for managing, will not only provide basic cover (initially state-subsidised) but from the outset will also offer supplementary private insurance products, for which Munich Re will be the exclusive reinsurer. The experience gathered in this project will increase our expertise and ideally prepare us for further developments in the Gulf region, where DAMAN can serve as a successful model.

Our involvement in DAMAN demonstrates that management competence is key to our business success – both in primary insurance and in reinsurance. An integrated approach linking core competences and fields of business opens up new strategic and operational horizons: we are focusing on the business of risk and deploying our capacity effectively and flexibly, adapting it to each situation in order to maximise our share in the growth potential of the healthcare market.

Active in all fields


Financial protection
Managed care services
Risk-carrying
» Brand/licence
» Sales
» Administration
Disease » management
Health » consultancy
Case » management
Network » management
Traditional reinsurance
Traditional primary insurance
Administration/managed care services
Integrated reinsurance (MedNet model)
Integrated primary insurance (integrated health company)

The Munich Re Group covers the whole range of business models and competences with its companies – from traditional reinsurance to managed care services and integrated primary insurance. This enables us to offer appropriate solutions in all the markets and optimally exploit earnings and growth potentials.

Munich Re shares

Knowledge helps. Or does it?

Through research we can recognise causes and avert their consequential damage: in medicine and in technology, for example. But the more we know, the clearer it becomes that knowledge alone is not enough. Knowledge requires action. Too often we ignore, play down or suppress what we know. Take smoking for instance. Every smoker knows from the warning on the packet that smoking kills. But does that keep people from smoking?



Raucher sterben früher
AIDS
No Risk. No Fun.

Autumn rally brings large price gain

Our strategy of profit before growth also paid off for Munich Re shareholders in 2005. The share price increased by 26.5% year on year, clearly outperforming the shares of other reinsurers.

After a subdued start to the year, the major international stock markets began to climb in the second quarter of 2005. Prices were driven by healthy company profits and a favourable interest-rate environment. The upward trend was broken for a time by rising energy prices and fears of inflation, before the stock markets started a year-end rally. By the end of 2005, the DAX was 27.1% up on the start of the year, and the EURO STOXX 50 showed an increase of 21.3%. The star of the stock market year 2005 was the Japanese Nikkei, with a rise of 40.2%. The performance of the US ↗ stock exchanges, on the other hand, was disappointing, with the S&P 500 closing only 2.9% higher than at the beginning of the year, and the Dow Jones almost unchanged.

Despite the record claims burdens for the insurance industry – 2005 was the costliest natural catastrophe year of all time – their performance was very respectable. The MSCI insurance index rose by 30.8% in 2005. A large part of these price gains was achieved towards the end of the year, when the industry benefited from positive profit expectations.

Share price performance
1 January 2005 = 100
Source: Datastream



130
125
120
115
110
105
100
95
90
J
F
M
A
M
J
J
A
S
O
N
D
Munich Re shares
DAX 30
Morgan Stanley insurance index (MSCI) in €

Munich Re shares began 2005 listlessly. Up to the end of September, their price moved sideways within a narrow range, lagging far behind the DAX. However, in the middle of the hurricane season, our shares began a rally which took the price from around €90 to nearly €120. In the fourth quarter, Munich Re stock performed considerably better than the DAX and also the MSCI insurance index. The capital markets recognised the potential of Munich Re's stock resulting from the severe hurricane season, our effective handling of the American Re reserving issue, and the prospects of record earnings. Altogether, our share price recorded a year-on-year increase of 26.5%. Thus in 2005 our shareholders also benefited from our strategy of profit before growth.

Great interest among analysts

More than 40 analysts constantly monitor Munich Re shares. At the end of 2005, the majority rated our stock positively (54% of analysts compared with 62% the year before). Only 2% of the analysts gave the shares a negative assessment, compared with 7% at the end of 2004.

Long-term performance of Munich Re shares

On 1 July 1988, the date on which the German share price index DAX was launched, a shareholder buying a portfolio of 100 Munich Re registered shares with a par value of DM 100 each (= €51.13) at a share price of DM 1,450.00 (= €741.37) would have had to invest a total of €74,137.32 (excluding transaction costs). After the two stock splits in August 1997 and January 1999, this investment would today comprise a portfolio of 2,000 no-par-value shares. ↗ By reinvesting dividends to purchase further shares and making use of opération blanche (i.e. reinvesting the proceeds of subscription rights), a German shareholder would have been able to add a total of 1,054 no-par-value shares to the portfolio.

On the basis of a price of €114.38 per share on 30 December 2005, the value of the portfolio amounts to €349,316.52, equivalent to an increase of 371.2%. According to the internal rate-of-return method, this works out at an average annual return of 9.3%, compared with an average annual return of 9.2% for the DAX over the same period.

Performance of a specimen deposit as from 1 July 1988 in €'000



01.07.1988 74
31.12.1988 82
31.12.1989 135
31.12.1990 129
31.12.1991 132
31.12.1992 148
31.12.1993 215
31.12.1994 182
31.12.1995 208
31.12.1996 254
31.12.1997 470
31.12.1998 564
31.12.1999 680
31.12.2000 1,030
31.12.2001 831
31.12.2002 312
31.12.2003 285
31.12.2004 272
31.12.2005 349

Large dividend increase

Given the record result in 2005, the dividend proposal of the Board of Management and Supervisory Board at the Annual General Meeting on 19 April 2006 will be payment of an increased dividend of €3.10 per share (€1.10 higher than last year). This amounts to a rise of 55%. Altogether, we will thus distribute a record amount of €707m (457m) to shareholders.

The fact that our shares are also attractive from the dividend point of view is reflected by Munich Re's membership of the DivDax. This subindex of Deutsche Börse AG features the 15 DAX companies with the highest dividend yield.

In former years, Munich Re's dividend remained more or less constant, independent of results. Since 2004, in conjunction with our active capital management, we have been pursuing a more flexible dividend policy, where the amount distributed essentially depends on our result for the year and our capital requirements, although our aim is to pay out at least 25% of the annual result to our shareholders.

Share profile

Munich Re shares are no-par-value registered shares. Each share carries one vote. First launched on the stock exchange in Munich on 21 March 1888, they are today traded on all the German stock exchanges.
The average daily turnover of Munich Re shares was €173.7m, putting us in eighth place among the DAX stocks at the end of 2005. In terms of market capitalisation, we ranked 10th, with nearly €26.3bn.

Reuters MUVGn	ISIN: DE 000 843 002 6
Bloomberg MUV2	WKN: 843 002

Key figures for our shares

		2005	Prev. year
Share capital	€m	587.7	587.7
Number of shares at 31 December	m	229.6	229.6
Year high	€	121.88	99.00
Date		5.12.05	20.1.04
Year low	€	83.32	72.73
Date		13.5.05	18.10.04
Year-end closing price	€	114.38	90.45
Annual performance (excluding dividend)	%	26.5	–5.9
Beta relative to DAX		1.0	1.1
Market capitalisation at 31 December	€bn	26.3	20.8
Market value/equity* at 31 December		1.1	1.0
Average daily turnover	'000	1,825	1,827
Earnings per share	€	11.70	8.01
Dividend per share	€	3.10	2.00
Dividend yield at 31 December	%	2.7	2.2
Overall dividend amount	€m	707	457

*Including minority interests.

Free float increases to over 90%

Munich Re's largest shareholder at the end of 2005 was Allianz, with a stake of 9.8% of which 9.4% is classified by Allianz as a strategic holding. In the course of its acquisition by UniCredit, HypoVereinsbank reduced its stake in Munich Re from nearly 10% to under 5%. The remaining shares held by the UniCredit Group via HypoVereinsbank are now allocated to the free float. This has resulted in a marked increase from 80.6% to 90.6% in our free float, which is a prime factor for the weighting of Munich Re shares in various indices.
Around 147,000 shareholders had Munich Re shares in their portfolios at the end of 2005.
The attractiveness of our shares for international investors has grown further. The bulk of the shares sold by HypoVereinsbank went abroad. Including the stake held by the UniCredit Group via HypoVereinsbank, over 60% of our shares were held by foreign investors at year-end 2005, compared with approximately 50% at year-end 2004.
Our commitment in the area of sustainability also has an impact on the investment side: some 2% of our stock is held by socially responsible investors (SRIs), who invest their capital in accordance with ecological, social or other sustainability criteria.

Investor groups*


Free float
Institutional investors 81.5%
Private investors 9.1%
Core shareholdings
Allianz 9.4%

*Percentage of share capital.

Regional distribution*


Germany 44.7%
Others 0.1%
UK 12.3%
Rest of Europe 29.0%
North America 13.9%

*Percentage of share capital.

Strong weighting in many indices

Munich Re shares have been represented for many years in the main national and international share price indices like the DAX and the EURO STOXX 50. In the sector indices for insurance companies, Munich Re has traditionally had a high weighting. Since 2001, our shares have also been included in the Dow Jones Sustainability and the FTSE4Good index family. These sustainability indices only accept companies that fulfil exacting ecological and social criteria and are among the best in their sector.

Weighting of Munich Re shares in various indices

Status: 31 December 2005

	in %
DAX 30	4.1
DJ EURO STOXX 50	1.3
MSCI Euro	0.8
FTSE EUROTOP 100	0.6
DJ Sustainability World	0.3
DJ EURO STOXX Insurance	8.8

Investor relations activities

We attach great importance to open and intensive dialogue with investors and analysts. Participants in the international capital markets require quick and pertinent information for their investment decisions. Our investor relations team is a competent contact partner, always ready to meet their needs.

Besides the analysts' conference that takes place every year when our annual results are published, we staged an Investors' Day for the first time last year, on 27 June, which serves as an example of our intensive communication with the capital market. In London, before an international audience, the Board of Management explained Munich Re's risk management in detail.

Munich Re organised more than 20 roadshows during 2005 to present the Group, primarily in Europe and the USA. We also held over 100 individual meetings with investors and analysts at our offices. Additionally, as in previous years, Munich Re participated in numerous investor conferences around the world.

But our activities are not only geared to institutional investors: private investors can contact Munich Re directly at any time as well. They obtain prompt answers to their enquires via our shareholder hotline or e-mail postbox.

We meet high standards as regards the speed of our financial reporting, with fast-close conditions applying to our annual report since 2004.

Internet services expanded

We publish all important investor relations information on our website where, besides annual and quarterly reports and investor presentations, we provide details about our shares, analysts' opinions, important dates in the financial calendar, and much more. We have further expanded our new shareholder portal, which has been online since 3 January 2005. www.munichre.com/register

The portal's service pages offer our shareholders various facilities, such as registering to receive documents for the Annual General Meeting by e-mail or updating their registered shareholder data online. It also provides historical share prices, by means of which shareholders can trace the performance of their Munich Re share portfolio using a share calculator. Altogether, we are pleased to note that investors are making increasing use of our information on the internet.

Great interest in the Annual General Meeting

The 118th Annual General Meeting of shareholders on 28 April 2005 was attended by over 4,000 at the International Congress Center Munich. With 42.5% of the share capital represented, the proposals of the Board of Management and Supervisory Board on the individual agenda items were adopted by the shareholders with clear majorities in each case.

Our extensive internet service for the Annual General Meeting again met with a great deal of interest in 2005. Nearly every fourth admission card was ordered electronically. Many shareholders not able to attend in person once more took advantage of the option to appoint a Company proxy to exercise their voting rights. All shareholders who were unable to attend also again had the opportunity to follow the Annual General Meeting live on the internet.

In line with the general trend, Munich Re's Annual General Meetings have shown a steady decline in attendances in the last few years, presumably linked to the growing proportion of foreign shareholders. We therefore actively support all legislative moves at national and international level that appear conducive to improving opportunities for shareholders to participate in the Annual General Meeting and to increasing attendances.

All the information relating to our forthcoming 2006 Annual General Meeting on 19 April can be found on our website www.munichre.com/agm and in the dedicated section of our shareholder portal at www.munichre.com/register.

Other capital market instruments of the Munich Re Group

Current bonds

Issuer	Munich Re Finance B.V.		ERGO International AG		American Re Corporation
Type	Subordinated bonds	Subordinated bonds	Exchangeable bonds	Exchangeable bonds	Senior bonds
Base value	–	–	Sanofi-Aventis S.A.	E.ON AG	–
Volume	€3.0bn	£300m	€345m	€345m	US$ 500m
Coupon rate p.a.	6.75%	7.625%	0.75%	2.25%	7.45%
Maturity date	2023*	2028**	2006	2006	2026

*First possible redemption date is 21 June 2013.
**First possible redemption date is 21 June 2018.

The subordinated bonds we issued in 2003 continued to perform well. At the end of 2005, the euro tranche was listed at 117.1% and the pound sterling bond at 120.5%. The bonds exchangeable into Allianz shares were redeemed on 9 June 2005 at 108.56%.

Reuters	DE 016 696 579	=	ISIN XS 016 696 579 7
Bloomberg	MUNRE		LOKN 843 278

Reuters	DE 016 726 052	=	ISIN XS 016 726 052 9
Bloomberg	MUNRE		LOKN 843 449

Strategy

Life – A venture

Our magazine "CHANCE : RISIKO. For a risk-taking culture" transports us from the risk of life itself into the realms of risk business. This publication succeeds in tracking down the fascination of risk.

Its twin publication with the subtitle "Life. A venture. In pictures." opens up a whole new vista on the world of risk. It is a magazine full of pictures, risks and opportunities ... and it contains a clear message: life is a matter of risk.

You can order the two publications at www.munichre.com/mr-publications (order numbers 302-04451 and 302-04437).



Turning risk into value

We can take advantage of market opportunities in both primary insurance and reinsurance. We exploit this competitive edge with integrated business models, guided by our cardinal virtues.

Professional handling of risk as our core business, active risk diversification, and constantly improving methods and processes to control and steer our business – these remain our three cardinal virtues. Our strategy is thus built on firm foundations, without which we would not have achieved the excellent result of our anniversary year 2005. These foundations are the precondition for turning risk into value. ↗

Our core business of risk

Our Group is in an advantageous position in its core business of handling risk, because our operations cover primary insurance as well as reinsurance. In other words, we distinguish ourselves from other leading insurance groups by being able to assume risks regardless of whether they come from the primary insurance or the reinsurance sector. So we can adapt flexibly to changes in market situations and also pinpoint opportunities for cross-segment solutions. A good example is our strategy for tapping the great potential of the international health insurance market.

What business potential does the global health insurance market offer? What specific know-how do we have in the Munich Re Group for this business segment and what strategic conclusions can we draw? Does a cross-segment approach by primary insurers and reinsurers, with their different competences, offer added value for the Group? What options do we derive for realising our strategy? These are questions we have answered. The potential premium with adequate earnings prospects that can open up for the Munich Re Group in the global health insurance market over the next ten years is in the billion euro range. ↗

The precondition for leveraging this potential is enhanced insurance-reinsurance coordination that enables us

- to cover large portions of the value chain in the health insurance segment,
- to specifically combine different competences, and
- to make flexible use of various business models in the various health insurance markets.

We aim to promote such coordination by setting up a cross-segment International Health Board, which will be responsible for our insurance and reinsurance activities in the global health market.

We can thus exploit market opportunities whether they present themselves in primary insurance or reinsurance. *Our objective continues to be sustained profitability.* And we actively seek growth opportunities. As an integrated insurance and reinsurance group that can develop its markets through different brands, by focusing on specific target groups, we channel our growth initiatives into the business segments and regions that promise the largest value increase. Hence, as far as we are concerned, defending or acquiring positions in rankings for individual fields of business based on premium volume is meaningless.

Our strategic concept of enhancing the synergies of primary insurance and reinsurance "under one roof" is also *reflected in our Group's new decision-making structures.* On the parent company's Board of Management, we now differentiate clearly in terms of organisation between Group matters and the operative management of our reinsurance business, enabling us to focus resources better and manage the Group as a whole more efficiently.

Munich Re Board committee structure

Munich Re Parent Board of Management

Board committees[1]

Reinsurance Committee
- Torsten Jeworrek
- Thomas Blunck
- Georg Daschner
- Christian Kluge
- John Phelan
- Wolfgang Strassl
- Karl Wittmann
- Michael Bös[2]
  Chief Investment Officer – Reinsurance
- Hermann Pohlchristoph[2]
  Chief Financial Officer – Reinsurance

Group Committee
- Nikolaus von Bomhard
- Heiner Hasford
- Jörg Schneider
- Charlie Shamieh[2]
  Chief Risk Officer – Group

Strategy Committee
- Nikolaus von Bomhard
- Heiner Hasford
- Jörg Schneider
- Torsten Jeworrek
- Lothar Meyer (ERGO)
- Wolfgang Strassl

International Health Board
- Wolfgang Strassl
- Members of the top management of the primary insurance and reinsurance group

ERGO Board of Management
- Lothar Meyer
- Daniel von Borries
- Günter Dibbern
- Klaus Flemming
- Torsten Oletzky
- Michael Rosenberg
- Michael Thiemermann
- Rolf Ulrich
- Götz Wricke

[1] See page 8 f. for distribution of responsibilities on the Board of Management.
[2] Not a member of the Board of Management.

The establishment of separate Board committees for Group and reinsurance operations is also reflected in our downstream organisational structures. Our focus Group-wide is on the development and realisation of corporate strategy, value-based management and integrated risk management.

Meaningful steering with risk capital

These two cardinal virtues, active risk diversification and business management, are closely linked, serving directly to realise our ambitious result targets. Over the last few years, we have made great advances in refining models and methods of integrated risk management and active risk diversification. And the same goes for their practical application. We set standards, which we are continually improving. Their significance for business management and decision-making cannot be overestimated, which is why we are investing so much to develop them further. In addition, the different elements of our risk management are not isolated from each other, but have been integrated into an overall system.

By refining our risk model, for example, we optimise our risk capital deployment and thereby ensure that we can continue to assume substantial liabilities for individual and catastrophe risks. Our budgets for writing, say, natural hazard risks are geared chiefly to the risk capital that is available for that area of business. Retrocession, i.e. external transfer of liabilities, is also structured on the basis of our evaluations from the risk model, with which we steer our risk capital consumption as well.

Through asset-liability management – tailoring investments to the structure of our liabilities – we avoid mismatch of risks on the asset and liability sides of our balance sheet. Sophisticated asset-liability management also enables us to achieve significant diversification effects. The reduction of concentration risks in our investments, which is now well advanced, has released substantial risk capital that can be used for growth. Finally, risk capital is indispensable as an indicator and measure of performance. Consequently, we will in future be defining our result target in relation to the extent of the entrepreneurial risks we assume, using return on risk-adjusted capital (RORAC) (see page 49 f.).

Knowledge counts

However, our focus is not solely on integrated risk management. We are also steadily working on improving such areas as strategy development, performance measurement and our knowledge of risk. The definition of our strategic objectives in balanced scorecards, which are "cascaded" from the top of the Group down to the individual operative units, and the use of VBM (see page 46) are essential components of corporate management. In this context, too, the findings from current claims experience – such as the catastrophic hurricanes in the second half of 2005 – are indispensable for the further development of our risk knowledge and thus for our underwriting. A particular challenge is posed by new, previously unknown risks. We have to identify and evaluate these as swiftly as possible, with a view to maintaining our competitive advantage. In so doing, we need to correctly structure the conditions and calculate technically adequate prices to secure the profitability of our business. For this, we rely on our broad knowledge of risk, our expertise in the management of individual risks and whole portfolios, and our experience in the markets.

Keeping on course

Our three cardinal virtues – risk as our core business, risk diversification, and high standards of business control and steering – will continue to determine our course in the current year. They are essential for creating sustained value for our Group, our shareholders and our clients.

Mission statement – What we are and what we aspire to

Turning risk into value
by actively diversifying risk,
by growing profitably,
by steering and controlling our activities with excellence,
by capitalising on our financial strength on a sustained basis.

Our mission presupposes:
- A clear course for sustained profitable growth and value creation for our investors
- Actions consistently geared to the individual needs of our clients
- A strong capital base, integrated risk management and the concentration of our resources on commercial success
- The strengths of our staff, who develop the best possible solutions with their knowledge of the insurance and capital markets and their capacity for innovation
- A pronounced performance culture that motivates our staff, setting clear objectives, giving feedback openly, learning from our mistakes and rewarding success
- Our entrepreneurial responsibility with a commitment to transparency, sustainability and an obligation to society as a whole

Group management report

Life is a matter of risk

We tend to give risks the widest possible berth. Yet every risk harbours an opportunity. This applies from the day we are born. Youth, love, relationships, all these continue the risk of life. At the same time, we are caught up in social and economic developments, with all the opportunities and risks they entail.


LEBENSGEFÄ
VON ANFANG AN

Munich Re Group

Structure of the Munich Re Group

The Munich Re Group is one of the world's leading risk carriers. Our business covers the whole value-added chain in insurance and reinsurance, and we are also active in the field of asset management.

Munich Re Group	
Reinsurance	Primary insurance
Asset management	

Whereas the reinsurance companies in our Group operate globally, the primary insurance companies concentrate mainly on Germany and those European markets with strong growth. We conduct our business from our respective headquarters and also via a large number of branches, subsidiaries and affiliated companies in such countries as the USA, China, India, Australia, South Africa, Korea, Canada, the UK, France, Spain, Italy, Poland and Switzerland. Control and profit transfer agreements are in place with many subsidiaries, especially those in the ERGO Insurance Group. In addition, we have consistently pursued our policy of involving ERGO more closely in significant Group processes, in line with a resolution taken by Munich Re in the previous year, and have further refined this involvement in important areas. In 2005, we implemented a uniform Group-wide planning and controlling process and drafted a Group directive governing the distribution of responsibilities and competencies between Group management and ERGO for key decisions in such areas as strategy, investments, risk management and accounting. There is now "unified control" within the meaning of the German Stock Companies Act. To maintain clearly defined strategic management of the equal-ranking business segments of primary insurance and reinsurance and to provide for a clear assignment of responsibility, the structure of Munich Re's Board of Management was altered with effect from 1 January 2006. Besides the Parent Board of Management, which will continue to represent Munich Reinsurance Company externally, the Board of Management has divided its responsibilities between two new Board committees: the Group Committee and the Reinsurance Committee.

This management report summarises the activities of our Group according to the business fields of reinsurance, primary insurance, asset management and their respective segments, rather than on the basis of the Group's legal structure or individual companies. This segmentation is determined by the way we manage our business internally.

Reinsurance group

Of the gross premiums totalling €22.3bn written in 2005, around 65.1% came from property-casualty and 34.9% from life and health business.

According to our own estimates, Munich Re's global market share in terms of premium in 2005 amounted to around one seventh. By this we mean the global reinsurance market, since reinsurance has by nature always been an international business. It should be noted in this context, however, that the global premium income of the reinsurance markets is difficult to quantify because data is often not available or insufficient. The market statistics of individual countries are of limited comparability as they are based on different parameters. What is more, premium volume alone is not an adequate indicator of reinsurance companies' importance in particular markets.

Our reinsurance business is organised in seven operative divisions, six of which service our property-casualty business and special lines, and one of which deals with life and health reinsurance. Responsibility for the respective client accounts always lies in one pair of hands. The operative divisions are also responsible for our business units abroad, including our subsidiaries.

Europe 1

Munich, Athens, Moscow, Warsaw

Europe 2 and Latin America

London, Madrid, Milan, Paris

Bogotá, Buenos Aires, Caracas, Mexico City, Santiago de Chile, São Paulo

Subsidiaries/Branches:
Munich Ré France
Münchener Rück Italia
Münchener Rückversicherungs-Gesellschaft Sucursal España y Portugal
Munich Reinsurance Company UK General Branch

Special and Financial Risks

Geneva, London, Munich, New York

Subsidiaries/Branches:
New Reinsurance Company
Great Lakes Reinsurance (UK)
Munich American Capital Markets
Munich-American RiskPartners

Corporate Underwriting/Global Clients

London

Subsidiaries/Branches:
Munich Re Underwriting

Asia, Australasia and Africa

Beijing, Hong Kong, Kolkata, Kuala Lumpur, Mumbai, Seoul, Shanghai, Singapore, Taipei, Tokyo

Auckland, Brisbane, Melbourne, Perth, Sydney

Accra, Cape Town, Johannesburg, Nairobi, Réduit

Subsidiaries/Branches:
Munich Mauritius Reinsurance Company Ltd.
Munich Reinsurance Company of Africa
Munich Reinsurance Company Australian Branch
Munich Reinsurance Company New Zealand Branch
Munich Reinsurance Company China Branch
Munich Reinsurance Company Singapore Branch
Munich Reinsurance Company Hong Kong Branch
Munich Reinsurance Company Malaysia Branch
Munich Reinsurance Company Korea Branch

North America

Atlanta, Boston, Chicago, Columbus, Dallas, Hartford, Kansas City, Los Angeles, New York, Philadelphia, Princeton, San Francisco, Seattle, Montreal, Toronto, Vancouver

Subsidiaries/Branches:
Munich Reinsurance Company of Canada
American Re-Insurance Company
Temple Insurance Company

Life and Health

Atlanta, Brisbane, Chicago, London, Melbourne, Perth, Sydney, Toronto, Waltham

Subsidiaries/Branches:
Munich Reinsurance Company of Australasia
Munich American Reassurance Company
Munich Reinsurance Company Canada Branch (Life)
Munich Reinsurance Company UK Life Branch

The division Life and Health underwrites our life and health reinsurance business worldwide and its structure reflects that of many of our clients, which conduct these two classes of business separately from property-casualty insurance, often through independent entities.
In Europe 1, we handle non-life business from our clients in Germany, Switzerland and Austria, Eastern Europe, Greece, and Turkey.
Europe 2 and Latin America services clients from northern, western and southern Europe, as well as from Latin America.
Asia, Australasia, Africa conducts property-casualty business with clients in these three continents and the Pacific Islands.
The division North America is responsible for our subsidiary American Re-Insurance Company, for Munich Reinsurance Company of Canada and for Temple Insurance Company.
Corporate Underwriting/Global Clients (CUGC) handles our accounts with major international insurance groups (hence "Global Clients") and writes business worldwide in special classes such as agriculture and workers' compensation. Its most important markets are Germany, the UK and the USA. In addition to this, it performs the important functions combined in our Group Corporate Centre: its staff clarify fundamental, cross-divisional issues of underwriting policy, are responsible for quality assurance, integrate actuarial methods in our business processes, and set standards for claims management. Further information on guidelines for underwriting and rating can be found on page 50f.

Special and Financial Risks (SFR) is responsible for the special classes of credit, aviation and space, enterprise risks and contingency risks, and for alternative markets business. Besides this, it develops and implements division-specific innovation projects and coordinates the overarching work of the innovation teams in the non-life divisions. Via Munich American Capital Markets (MACM), we structure and offer the transfer of insurance risks to the capital market. In addition, SFR also attends to our own reinsurance (retrocession).

Primary insurance group

The second main pillar of the Munich Re Group is primary insurance business. Our operations in this sector concentrate on Europe and above all Germany. Some 29.8% of the business totalling €17.6bn in 2005 derived from property-casualty and 70.2% from life and health insurance.

Munich Re primary insurance group

ERGO Versicherungsgruppe AG

Europäische Reiseversicherung

Subsidiaries in the Czech Republic, Denmark, France, Italy, Spain, Sweden and the UK, and participating interests in Austria, Hungary and the Slovak Republic

Watkins Syndicate

Mercur Assistance

Germany

Life

- Hamburg-Mannheimer Versicherungs-AG
- VICTORIA Lebensversicherung AG
- Vorsorge Lebensversicherung AG
- KarstadtQuelle Lebensversicherung AG
- Neckermann Lebensversicherung AG

Health

- DKV Deutsche Krankenversicherung AG
- VICTORIA Krankenversicherung AG
- KarstadtQuelle Krankenversicherung AG

Property-casualty

- VICTORIA Versicherung AG
- Hamburg-Mannheimer Sachversicherungs-AG
- D.A.S. Versicherungs-AG
- KarstadtQuelle Versicherung AG

Legal expenses

- D.A.S. Allgemeine Rechtschutz-Versicherungs-AG
- Hamburg-Mannheimer Rechtsschutzversicherungs-AG

International*

Life

- ERGO Previdenza S.p.A., Milan
- Hamburg-Mannheimer N.V., S.A., Brussels
- VICTORIA Seguros de Vida, S.A., Lisbon
- VICTORIA-Volksbanken Versicherungsaktiengesellschaft, Vienna
- Vorsorge Luxemburg Lebensversicherung S.A., Munsbach

Health

- DKV Belgium S.A., Brüssel
- DKV Seguros y Reaseguros S.A., Saragossa
- PICC Health Insurance Company Limited, Beijing (associate)

Property-casualty

- STU ERGO Hestia S.A., Sopot
- ERGO Assicurazioni S.p.A., Milan

Legal expenses

D.A.S. Subsidiaries and branches in Austria, Belgium, the Czech Republic, Estonia, Greece, Hungary, Ireland, Italy, Luxembourg, the Netherlands, Poland, the Slovak Republic, Spain, Switzerland and the UK

*Only ERGO companies with a premium volume of more than €50m are listed by name.

Our primary insurers comprise the ERGO Insurance Group, Europäische Reiseversicherung and the assistance services provider Mercur Assistance. We sold our majority holding in the Karlsruher Insurance Group with effect from the fourth quarter of 2005.

The ERGO Insurance Group was created in 1997 by merging the long-established German companies VICTORIA, Hamburg-Mannheimer, DKV and D.A.S. In 2002, they were joined by KarstadtQuelle Versicherungen. Segment responsibility within ERGO is centralised at holding level, but without weakening the strong identity of the individual brands and their sales forces.

The main emphasis of the ERGO Group's business is on personal lines insurances, especially insurances of the person, i.e. life, health, and personal accident insurance. Another important segment of ERGO's business is insurance for small and medium-sized firms and also, on a selective basis, industrial business. Moreover, ERGO is one of the leading providers in the market for company pensions. In health insurance and legal expenses insurance, it holds a leading position in Europe through DKV and D.A.S. respectively.

ERGO's marketing strategy is built on the interplay of different distribution channels: apart from its own strong sales organisations, its exclusive banking partnership with the HVB Group in Germany plays an important role. ERGO also has a joint venture with KarstadtQuelle AG for the sale of insurance products.

With numerous subsidiaries and affiliated companies in 11 countries, as well as a network of strategic cooperation agreements, Europäische Reiseversicherung is an effective international alliance. Its most important product is travel cancellation insurance.

Mercur Assistance offers 24-hour assistance services worldwide in the field of medicine and mobility.

The Watkins Syndicate, which operates within Lloyd's, has been part of the Munich Re Group since 1997. It specialises in marine insurance business and has taken advantage of the favourable conditions over the last few years to substantially improve its market position and broaden its risk profile. Today it is the largest marine insurance syndicate at Lloyd's and is represented in the UK, Hong Kong and Singapore.

Asset management

MEAG MUNICH ERGO AssetManagement GmbH is one of the major asset managers in the European financial sector. It combines Munich Re's and ERGO's investment activities and the management of their real estate. Virtually the entire asset management of the Munich Re Group is concentrated in MEAG, which had a total of around €154bn under management for the Group's insurance and reinsurance companies at the end of 2005.

MEAG mainly manages our Group's own investments. It is responsible for direct investment in securities and real estate, and for the assets held in segregated managed funds (special funds). Beyond this, it offers its expertise and know-how both to institutional investors and to private clients.



ERGO Versicherungsgruppe AG
Munich Reinsurance Company
40%
60%
MEAG MUNICH ERGO AssetManagement GmbH
100%
ERGO Trust GmbH
100%
100%
MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH
3 regional companies
3 facility management companies

The subsidiary MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH is one of the major investment fund companies in Germany, managing around €38bn in special and retail funds for Group companies and for clients outside the Munich Re Group.
Following the integration of the real estate business of ERGO Trust GmbH into MEAG with effect from 1 January 2006, all the Munich Re Group's real estate activities are now dealt with under the roof of MEAG.

Important tools of corporate management

Munich Re's value-based management philosophy
The Munich Re Group's objective is to analyse risk from every conceivable angle and to handle it successfully, thereby creating lasting value for its shareholders, clients and staff.
Increasing corporate value is therefore the key factor in our business decisions. This means optimising capital deployment and risk management for all Group activities in reinsurance, primary insurance and asset management. There are differences between the two main fields of business: While our reinsurance group already uses value-based management tools in all of its units, our primary insurers are still in the process of implementing them. In past years, the approach used at individual company level among our primary insurers has in many cases still been based mainly on an accounting perspective.
Munich Re's approach to value-based management offers a number of advantages:

- It enables us to assess business activities not only according to their earnings potential but also relative to the extent of the risks assumed, which is material for the question of added value. Only the risk-return relationship reveals how beneficial an activity is from the shareholder's point of view.
- With clearly defined performance indicators, we ensure the necessary comparability of value-adding measures and initiatives. Fields of business that add value for the Group can be more easily identified and the use of resources optimised accordingly.
- Responsibilities are clearly assigned and levers for adding value made transparent, enabling management and staff to contribute more effectively to increasing corporate value.
- Strategic and operative planning are closely linked. All initiatives are ultimately geared to the overriding financial objective of enhancing corporate value.
- The consistent use of value-based management tools helps the Munich Re Group respond to the tougher competition in the global capital markets and the increasing demand by institutional investors for more transparency and comparability.

Our value-based management system takes into account the individual characteristics of the business segments
In non-life business, we employ the following simple formula for measuring value creation and for managing and monitoring our business activities:

Adjusted result – Cost of equity [Necessary operating equity X Target rate] = Value added

The adjusted result serves as the basis for determining the value added. It consists of the operating result, the investment result and the remaining non-technical result. In each case value-based adjustments are made, including the smoothing of expenditure for major losses and the recognition of claims expenses at present value.
We compare the adjusted result with the requisite cost of equity. The basis for determining the cost of equity is the necessary operating equity, which is basically derived from the risk-based capital according to our internal model. If a business unit holds equity capital in excess of the risk-based capital in order to comply with market, rating or supervisory requirements, a return needs to be earned on this capital as well.
Any investment of capital in a company must – from the investor's point of view – achieve at least the return of an alternative risk-commensurate investment (opportunity costs). However, in order to significantly increase its corporate value, the Munich Re Group aims to earn a return on necessary operating equity (return target) that is markedly higher than the opportunity costs.

Consequently, value is only added if the adjusted result exceeds the cost of equity. Given the generally short-term nature of non-life business, this procedure focuses on measuring single-period performance. In assessing the profitability of our underwriting business, we mainly use indicators from the income statement.

The products of life primary insurance and reinsurance, and the bulk of our health primary insurance business, are characterised by their long-term nature and the distribution of results over the duration of the policies. To account for this multi-periodic characteristic, we use key performance indicators for this business that relate to the respective portfolio value – the embedded value. By setting a minimum return requirement, we aim through value-based management to ensure that here, too, an adequate return is earned on the capital employed and appropriate value is added.

Our steering of Munich Re's investments is strongly geared to the liabilities on our balance sheet. With the help of asset-liability management, we determine the "neutral position". This involves a synthetic investment portfolio which – taking into consideration significant additional parameters in the investment of the capital – best reflects the characteristics of our liabilities towards clients. Further information on asset-liability management is provided on page 99. The target return, i.e. the expected income from the neutral position, is compared with the return from the actual portfolio, bearing in mind the risk-based capital required for deviating from the neutral position. Finally, a comparison with the returns of relevant stock market indices provides important insights into the performance of our own investments.

In addition to these purely financial performance factors, non-financial performance measures like market share, speed of processes, staff-training level and client satisfaction play a major part in the strategic management of the Munich Re Group. In the long term, a firm can only be successful if it operates sustainably and takes account of such future-oriented qualitative factors as well.

We closely link strategy and operative planning by defining our objectives in structured overviews or "scorecards", from which we derive initiatives, performance measures and responsibilities within a framework of four perspectives: "financial", "market and client", "process" and "employee". We promote an entrepreneurial culture among staff through the clear allocation of responsibility and accountability, recognising how much the individual, unit or field of business contributes to increasing value.

The integration of the financial and non-financial objectives into Board and senior-executive remuneration incentive systems for the Board of Management and executives supports the clear orientation towards value creation.

Value-based management is a holistic system with which managers at all levels of the Group can steer their units in such a way that lasting value is created. Sustainable value creation is also a key factor for our investors.

In order to give more emphasis in external communication to the Munich Re Group's value orientation – as implemented mainly through our internal management tools – we have geared our Group return target to risk-adjusted performance indicators, which are explained in more detail in the following section.

What we aim to achieve

A look back at 2005

In the past year, the Munich Re Group's business performed very well as a whole. The burdens from the Atlantic hurricanes and reserve strengthening at American Re were compensated for by high realised capital gains and, thanks to the very good results of our primary insurance and reinsurance basic business, we recorded an excellent consolidated profit of over €2.7bn. We achieved a return of 12.3% on the average of our IFRS equity at the balance sheet and quarterly reporting dates, even surpassing our return-on-equity target of 12% after tax.

Our return on investment was a very satisfying 5.9% (4.5%). This is the ratio of the investment result of €10,818m to the average market value of the investment portfolio at the balance sheet and quarterly reporting dates, totalling €184.5bn.

Our combined ratio, a much-heeded performance indicator in non-life insurance, was satisfactory only in primary insurance. Calculated as the ratio of the sum of net expenses for claims and benefits plus net operating expenses to net earned premiums, it corresponds to the sum of the loss ratio and the expense ratio. Put simply, a combined ratio of 100% means that premium income was exactly sufficient to cover claims and costs. Net expenses for claims and benefits mainly include paid claims, change in claims provisions, and other underwriting expenses. Net operating expenses chiefly comprise commission plus personnel and non-personnel expenses for the acquisition and ongoing administration of insurance contracts.

The combined ratio in reinsurance includes the health segment as well as property-casualty business. In 2005, net expenses for claims and benefits of €12,189m (11,063m) and net operating expenses of €4,229m (4,354m) compare with net earned premiums of €14,862m (15,583m). The reinsurance combined ratio thus amounts to 110.5% (98.9%), a very high figure largely due to the hurricane losses.

The combined ratio in primary insurance is determined for the property-casualty segment (including legal expenses insurance). In 2005, paid claims and the change in claims provisions totalled €2,338m (2,287m) and net operating expenses €1,390m (1,374m), compare with net earned premiums of €4,005m (3,938m). Our combined ratio in primary insurance thus amounts to 93.1% (93.0%), an excellent figure both in absolute terms and in comparison with competitors.

When it comes to interpreting the combined ratio, the particular circumstances of the class of business in question have to be taken into account. Of substantial significance, for example, is the composition of the portfolio. The following factors (among others) are important:

- The more the claims burden fluctuates over time, the greater the risk is, and so the rates needed to cover the risk must be higher; loss ratios in good years, as well as average loss ratios, have to be all the lower to provide the reinsurer with an adequate return for assuming this risk – particularly true in the case of natural catastrophes, which may occur rarely, but are often very severe when they do.
- Another important distinguishing feature relates to the time-lag between premium being received and claims being paid. The longer these periods are, the longer the premiums received can be invested in the capital markets. High combined ratios in classes of business in which claims settlement takes a long time (e.g. casualty) therefore also generally entail higher returns from investments with which the loss reserves are covered. These returns are not reflected in the combined ratio.

Therefore, whilst we aim to keep our combined ratio as low as possible, it does not constitute our sole target. Rather, the prime factor we consider is economic value added, which cannot be properly reflected by the combined ratio. We pursue this target internally through our value-based management (VBM) (see page 46). In life primary and reinsurance business and in health primary business, we measure performance on the basis of embedded values. When considering performance at the level of the whole Group, however, we have geared our targets to return on capital.

Further development of the return target for 2006

We have set ourselves ambitious targets again for 2006 to follow up the successful performance of the past business year. In so doing, we have further improved the methodology employed. The return target we have used to date – the return on average IFRS equity (RoE) – is an important but insufficient indicator of an insurance company's added value. The reasons are:

- Some of the underlying parameters are influenced by accounting rules that do not adequately reflect economic realities. For example, a large portion of an insurance company's assets are classified as "investments available for sale" and measured at market value, whereas the liabilities in the balance sheet barely react to market fluctuations. This means that rising or falling capital market prices usually have a direct impact on IFRS equity, thus indirectly increasing or decreasing an RoE result target in a way that makes little sense economically. In particular, interest-rate-induced increases in the prices of fixed-interest securities are not accompanied by any sustained additional earnings opportunities, since the prices of the securities systematically return to the face value on maturity.

- Furthermore, ROE does not reflect the risk assumed in a given business activity. All other things being equal, a high risk usually entails the expectation of a higher profit, which is bought at a cost of additional volatility. An ROE target that does not include any measure of risk might encourage management to focus too much on the earnings side and disregard the risk side. Hence the risk-return relationship, which is decisive for increasing corporate value, is not considered.

An insurance company – and especially a reinsurance company – whose exposure to risks is typically high, should consequently choose a target which takes into account the degree of risk assumed and minimises distortions from accounting. In accordance with this principle, risk – measured by risk-based capital – plays a central role in our internal value-based management. To maximise Munich Re's value for our shareholders, we actively work on diversifying our risks, and on optimising our financing structure and the quality of our results.

A logical step on the way to achieving this is to integrate the risk perspective more closely into the external communication of our targets.

Taking risk assumed into account in our return target

In summer 2005, for the first time, Munich Re officially presented its internal risk model in detail, including the Group-wide, risk-based capital position derived from the model, thus considerably enhancing transparency. Our risk-based capital was divulged for both the reinsurance and primary insurance segments, according to the risk categories of underwriting, market and credit risk. The risk-based capital in question quantifies the risk of the individual units and enables us to make comparisons between non-life, life and investments, as well as between reinsurance and primary insurance.

The next step – after publishing our risk-based capital – is to integrate the risk perspective into our external Group target. This move away from a return based on average IFRS equity to a risk-adjusted return target (return on risk-adjusted capital – RORAC) results in a closer convergence of our internal value-based management and the external communication of our targets. We thus also take greater account of risk-based standards that shape the current and future requirements of supervisory authorities and rating agencies.

The most important advantages of the risk-adjusted return target – particularly in comparison with our target to date – are the risk-based capital's independence from the above-mentioned IFRS effects on equity, and the disclosure of the annual result per unit of risk-based capital (important for measuring added value).

The calculation of the target is based on published figures that are regularly updated and are transparent to external audiences. With the additional information provided on the assumptions for important key indicators, shareholders will find it easier to assess the likelihood of the target being reached.

This will enable our investors to better judge Munich Re's business performance and economic value added in future.

What is behind RORAC?

RORAC is defined as follows:

$$\text{RORAC} = \frac{\text{Net income} - \text{Interest rate} \times (1 - \text{tax rate}) \times \text{Additional available equity}}{\text{Risk-based capital}}$$

The numerator in the formula comprises the published IFRS net income adjusted for post-tax income (interest rate x [1 – tax rate]) generated on capital not subject to risk within the given risk tolerance.

The basis for the adjustment is the capital exceeding the necessary risk-based capital (additional available equity). This is calculated as follows: the starting point is the equity recognised in the IFRS financial statements, from which the "economic equity" is derived by means of various adjustments. These include the addition of the unrecognised valuation reserves and the unrecognised portion of the embedded values in life and health insurance, and the subtraction of goodwill and deferred tax assets. From this economic equity a margin is deducted for the settlement of existing obligations in following years. The difference between the amount then remaining and the required risk-based capital is the additional available equity, which is also necessary for rating and solvency purposes, as well as for profitable growth. The additional available equity in the system presented here earns a risk-free interest rate, as all the risk components of the investment and underwriting are covered with risk-based capital by the internal risk model, and thus assigned appropriate return requirements.

How high should the RORAC target be set?

For determining the concrete RORAC target figure, we start with our sustainable result expectation per unit of risk. In doing so, we use among other things capital market prices for comparable risks, bearing in mind that no precise methodology exists. Thus, in setting our target, we consider it important to make the level ambitious but also realistic.

After weighing up many factors, we have decided to aim for a RORAC of 15%.

On the basis of our risk positioning and capitalisation at the beginning of the year, this corresponds to a consolidated profit of between €2.6bn and €2.8bn.

What assumptions is this target based on?

In both primary insurance and reinsurance, we are proceeding on the basis of statistically expectable claims experience. Provided there are no significant shifts in the composition of our business portfolio, we reckon with a combined ratio of less than 97% in property-casualty and health reinsurance, which includes an amount equivalent to around 5% of premiums as projected claims expenditure for natural catastrophes costing over €5m per event. In property-casualty primary insurance, we expect a combined ratio of under 95%.

On the investment side, we anticipate a result equivalent to 4.5% of the average market value of the investments.

Lastly, our target is based on a largely stable currency environment. Changes in tax treatment are only considered to the extent that they are already known today.

Embedded values as additional performance indicators

In life primary insurance and reinsurance and in health primary insurance, we will use key indicators based on European Embedded Value (EEV), parallel to the new RORAC perspective. Embedded value is a form of valuation for long-term portfolios whose performance cannot be reasonably measured on the basis of a single year. Specifically, embedded value is the present value of future net earnings from business in force plus the value of shareholders' equity, less the cost of holding capital. A key performance indicator in this case are EEV earnings. We aim to achieve EEV earnings of between 8% and 9% both in primary insurance and in reinsurance business in relation to the value of the overall business in force at the beginning of the year. The life and health insurance business managed and measured on an embedded-value basis will also contribute to the IFRS consolidated profit and thus to reaching the RORAC target, even though IFRS consolidated profits follow the narrower individual business-year perspective.

Our targets – Ambitious but attainable

In selecting suitable targets, contrasting aspects have to be considered and weighed up. On the one hand, undue complexity has to be avoided, in order to ensure transparency for investors, staff and the public. On the other hand, the challenge lies in reflecting economic realities as closely as possible avoiding oversimplification, and enshrining added value as the Group's overriding guiding principle. As the above description shows, the background is complex, especially as the parallel use of different performance indicators is unavoidable. That is why we have devoted considerable space to this topic. We are convinced that we are on the right track with the key performance indicators of RORAC and European Embedded Value as our guiding principle. Taking into account all the relevant factors, we consider that our methodologically improved targets are economically meaningful – ambitious but nevertheless attainable.

Binding standards for underwriting and rating

In reinsurance, CUGC is not only responsible for business with our global clients but also develops guidelines for the underwriting of our reinsurance business. Corporate Underwriting defines standards for the underwriting, pricing and claims management of the reinsurance group. In this way, we ensure that the quality of our business is constantly high throughout our reinsurance operations and that we respond swiftly to changes and new developments. Since Corporate Underwriting is closely linked to our operative business, we can generate needs-oriented

products and services for our clients there as well.
For terrorism, we basically strive for exclusions or liability limits under our treaties. In particular, we do not provide coverage of terrorism in the case of risks and perils for which insurance protection can be obtained from a combined private-state solution or pools. In those cases where we offer cover against a separate premium, we do so subject to very restrictive underwriting criteria that ensure the liability accepted is transparent, strictly limited and thus controllable. For epidemics, we have exclusions or restrictive treaty conditions in place for particularly exposed regions. For major industrial risks, we have largely been able to maintain the conditions and liability limits we optimised in prior years. These measures consequently continue to make a sustained positive contribution to the risk profile of our portfolio.
In primary insurance, we write both personal lines and commercial business. This results in a heterogeneous portfolio of risks. We therefore have line- and segment-related guidelines for rating and underwriting designed to ensure the requisite risk balance in the community of policyholders. Besides this, the actuaries responsible (life and health insurance) and the heads of the actuarial departments (property-casualty insurance) make sure that rating is appropriate and that sufficient reserves are set up to cover the obligations assumed. We regularly check by means of independent audit processes whether these guidelines are appropriate.

Governing bodies of the Munich Re Group

The Board of Management

Dr. jur. Nikolaus von Bomhard
(Chairman of the Board of Management)
Group Development (formerly Strategic Planning)
Press
Internal Auditing
Executive Offices, Group Top Executives

Dr. rer. pol. Thomas Blunck (from 1 October 2005)
Special and Financial Risks
(until 31 December 2005 together with Dr. Jeworrek)
Information Technology
(until 31 December 2005 together with Dr. Jeworrek)

Georg Daschner
Europe 2 and Latin America

Dr. jur. Heiner Hasford
Group Investments, Corporate Finance, M&A
(from 1 January 2006 without Reinsurance Investments)
Legal and Regulatory Affairs, Compliance (since 1 January 2006)
General Services
Organisational Design and Development

Stefan Heyd (until 31 December 2005)
Corporate Underwriting/Global Clients
(from 1 October 2005 together with Dr. Jeworrek)

Dr. rer. nat. Torsten Jeworrek
Corporate Underwriting/Global Clients
(since 1 October 2005; until 31 December 2005 together with Mr. Heyd)
Reinsurance Investments (from 1 January 2006)
Accounting, Controlling and Central Reserving for Reinsurance
(from 1 January 2006)
Special and Financial Risks
(until 31 December 2005; from 1 October 2005 together with Dr. Blunck)
Information Technology
(until 31 December 2005; from 1 October 2005 together with Dr. Blunck)

Christian Kluge
Europe 1
Corporate Communications

John Phelan
North America

Dr. phil. Detlef Schneidawind (until 31 December 2005)
(Board member in charge of industrial relations,
within the meaning of Section 33 of the German Co-Determination Act)
Life and Health (from 1 October 2005 together with Dr. Strassl)
Human Resources

Dr. jur. Jörg Schneider
Accounting
(from 1 January 2006 without Accounting for Reinsurance)
Group Controlling
(from 1 January 2006 without Controlling for Reinsurance)
Integrated Risk Management
Taxes
Investor Relations

Dr. oec. publ. Wolfgang Strassl (from 1 October 2005)
(Board member in charge of industrial relations,
within the meaning of Section 33 of the German Co-Determination Act)
(from 1 January 2006)
Life and Health
(Until 31 December 2005 together with Dr. Schneidawind)
Human Resources (from 1 January 2006)

Karl Wittmann
Asia, Australasia, Africa

The Supervisory Board

Chairman
Dr. jur. Hans-Jürgen Schinzler
Former Chairman of the Board of Management of Munich Reinsurance Company

Deputy Chairman
Herbert Bach
Employee of Munich Reinsurance Company

Hans-Georg Appel
Employee of Munich Reinsurance Company

Holger Emmert
Employee of Munich Reinsurance Company

Ulrich Hartmann
Chairman of the Supervisory Board of E.ON AG

Dr. rer. nat. Rainer Janßen
Employee of Munich Reinsurance Company

Prof. Dr. rer. nat. Henning Kagermann
Co-Chairman of the Executive Board and Chief Executive Officer of SAP AG

Prof. Dr. rer. nat. Drs. h. c. mult. Hubert Markl
Former President of the Max Planck Society
Emeritus Professor of Biology

Wolfgang Mayrhuber
Chairman of the Board of Management of Deutsche Lufthansa AG

Kerstin Michl
Employee of Munich Reinsurance Company

Prof. Karel Van Miert
Professor at the University of Nyenrode

Ingrid Müller
Employee of Munich Reinsurance Company

Prof. Dr. jur. Dr.-Ing. E. h. Heinrich v. Pierer
Chairman of the Supervisory Board of Siemens AG

Dr. e. h. Dipl.-Ing. Bernd Pischetsrieder
Chairman of the Board of Management of Volkswagen AG

Dr. rer. nat. Jürgen Schimetschek
Employee of Munich Reinsurance Company

Dr. jur. Dr. h. c. Albrecht Schmidt
Chairman of the Supervisory Board of Bayerische Hypo- und Vereinsbank AG (until 27 November 2005)

Dr. phil. Ron Sommer
Former Chairman of the Board of Management of Deutsche Telekom AG

Wolfgang Stögbauer
Employee of Munich Reinsurance Company

Josef Süßl
Employee of Munich Reinsurance Company

Judy Võ
Employee of Munich Reinsurance Company

Membership of the Supervisory Board committees

Personnel Committee
Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder

Standing Committee
Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder
Dr. Albrecht Schmidt
Josef Süßl

Audit Committee
Dr. Albrecht Schmidt (Chairman)
Hans-Georg Appel
Prof. Dr. Henning Kagermann
Dr. Hans-Jürgen Schinzler
Wolfgang Stögbauer

Conference Committee
Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder
Judy Võ

Other seats held by Board members

Board of Management[1]	Seats held on supervisory boards of other German companies	Membership of comparable bodies of German and foreign business enterprises
Dr. jur. Nikolaus von Bomhard Chairman	ERGO Versicherungsgruppe AG* (Chairman)	–
Dr. rer. pol. Thomas Blunck (from 1 October 2005)	–	New Reinsurance Company, Geneva* (Chairman)
Georg Daschner	–	Münchener Rück Italia S. p. A., Milan* (Chairman)
Dr. jur. Heiner Hasford	Commerzbank AG D. A. S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG* ERGO Versicherungsgruppe AG* Europäische Reiseversicherung AG (Chairman) Nürnberger Beteiligungs-AG VICTORIA Lebensversicherung AG* VICTORIA Versicherung AG* WMF Württembergische Metallwarenfabrik AG	American Re Corporation, Wilmington, Delaware*
Stefan Heyd (until 31 December 2005)	EXTREMUS Versicherungs-AG Münchener und Magdeburger Agrarversicherung AG	–
Dr. rer. nat. Torsten Jeworrek	–	–
Christian Kluge	Karlsruher Versicherung AG (Chairman) Mercur Assistance AG Holding (Chairman)	–
John Phelan	–	American Re Corporation, Wilmington, Delaware* (Chairman) American Re-Insurance Company, Princeton* (Chairman) Munich Reinsurance Company of Canada, Toronto*
Dr. phil. Detlef Schneidawind (until 31 December 2005)	DKV Deutsche Krankenversicherung AG* Hamburg-Mannheimer Sachversicherungs-AG* Hamburg-Mannheimer Versicherungs-AG* Karlsruher Lebensversicherung AG (Chairman) Mecklenburgische Kranken Versicherungs-AG Mecklenburgische Leben Versicherungs-AG	Munich American Reassurance Company, Atlanta*
Dr. jur. Jörg Schneider	MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH*	American Re Corporation, Wilmington, Delaware*
Dr. oec. publ. Wolfgang Strassl (from 1 October 2005)	DKV Deutsche Krankenversicherung AG* Hamburg-Mannheimer Sachversicherungs-AG* Hamburg-Mannheimer Versicherungs-AG*	Munich American Reassurance Company, Atlanta*
Karl Wittmann	–	Jordan Ins. Co. p. l. c., Amman Saudi National Insurance Company E. C., Jeddah

[1] Status: 31 December 2005/1 January 2006 (in the case of members who have left the Board of Management, the information shows the status at the date of their departure).
*Own group company within the meaning of Section 18 of the German Stock Companies Act.

Supervisory Board[2]	Seats held on supervisory boards of other German companies	Membership of comparable bodies of German and foreign business enterprises
Dr. jur. Hans-Jürgen Schinzler Chairman	Deutsche Telekom AG METRO AG	–
Ulrich Hartmann	Deutsche Bank AG Deutsche Lufthansa AG E.ON AG (Chairman) Hochtief AG IKB Deutsche Industriebank AG (Vorsitz)	Henkel KGaA Arcelor S. A., Luxembourg
Prof. Dr. rer. nat. Henning Kagermann	DaimlerChrysler Services AG Deutsche Bank AG	–
Prof. Dr. rer. nat. Drs. h. c. mult. Hubert Markl	Bayerische Motoren Werke AG	Sanofi-Aventis S. A., Paris Georg von Holtzbrinck GmbH
Wolfgang Mayrhuber	Bayerische Motoren Werke AG Eurowings Luftverkehrs AG Thomas Cook AG LSG Lufthansa Service Holding AG* Lufthansa Cargo AG* Lufthansa CityLine GmbH* (Chairman) Lufthansa Technik AG*	Heico Corporation, Miami Swiss International AG, Basle
Prof. Karel Van Miert	RWE AG	Agfa-Gevaert NV, Mortsel Anglo American plc, London De Persgroep, Asse Royal Philips Electronics NV, Amsterdam Solvay S. A., Brussels Vivendi Universal S. A., Paris
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich v. Pierer	Deutsche Bank AG Hochtief AG Siemens AG (Chairman) ThyssenKrupp AG Volkswagen AG	–
Dr. e. h. Dipl.-Ing. Bernd Pischetsrieder	Dresdner Bank AG METRO AG Audi AG* (Chairman)	Tetra-Laval Group, Pully Scania AB, Södertälje* (Chairman) SEAT S. A., Barcelona*
Dr. jur. Dr. h. c. Albrecht Schmidt	Siemens AG	Thyssen'sche Handelsgesellschaft m. b. H.
Dr. phil. Ron Sommer	Celanese AG	Motorola Inc., Schaumburg Sistema, Moscow

[2] Status: 31 December 2005.
*Own group company within the meaning of Section 18 of the German Stock Companies Act.

Parameters

General parameters

Our business environment is marked to an increasing extent by growing complexity and the upward trend in natural catastrophes. There has also been a disproportionate rise in man-made losses in relation to economic activity. The reasons are many and varied, ranging from technological progress and the advancing geopolitical interdependencies to climate change and trends in international liability. Besides this, concentrations of values are increasing strongly, while economic units and regions are becoming more dependent on each other, giving rise to new risk potentials and accumulation hazards. These phenomena pose demanding challenges for the insurance industry. It is therefore imperative to carry on refining risk models and to swiftly incorporate new findings.

Fundamental changes are also resulting from unprecedented demographic trends. People are living longer – good news, but also an enormous strain on social security systems. In Europe in the year 2030, every two people in paid work will have to finance one person who is not. This means Europeans can only maintain their standard of living and high-quality healthcare in the medium term if they make additional private provision – a great opportunity for insurers. Many countries are in the process of realigning their social security systems to these demographic requirements, and so for the time being insurers will have to cope with uncertain legal and political parameters. Flexibility and fast response times in product design are becoming increasingly important competitive factors. At the same time, primary insurers are having to adjust to the growing new target group of older people with their specific needs.

One of the most important issues for private health insurance in Germany at present is the future of statutory health insurance and the implications of possible reforms for the private sector. In the course of 2006, a reform concept is to be devised, and a bill for reforming long-term care insurance is scheduled to be submitted by summer 2006.

In addition, the insurance industry's regulatory environment is being affected by profound changes. The introduction of Solvency II in Europe and new accounting standards have implications for insurers' capital requirements and income statements. The new circumstances will have considerable implications for primary insurers' business models. They will also influence the demand for reinsurance cover and trigger changes in its supply. A group like Munich Re, among the leaders in integrated risk management, can utilise the changing industry dynamics to its advantage and exploit the business opportunities they present – in both reinsurance and primary insurance.

Economic parameters

The general economic parameters for the insurance industry became slightly less favourable in 2005. Despite higher oil prices, the global economy continued to expand, albeit with somewhat lower growth rates than in 2004. Share prices rose appreciably in Europe and Japan, compared with only a moderate upward trend in the USA. Long-term yields on the bond markets fell in the first half of the year. But after a further interim low in autumn they recovered, with the interest rate level in the USA – in contrast to Germany – higher at the end of the year than at the beginning.

Owing to higher energy prices, inflation rates climbed significantly throughout the world. In this environment, some central banks increased their interest rates. The US Federal Reserve raised its reference interest rate in eight steps from 2.25% at the start of the year to 4.25%. At the end of the year, the European Central Bank followed suit and increased its reference interest rate by 0.25 percentage points to 2.25%. Of the major central banks, only the Bank of England reduced its key interest rate.

Over the course of the year, the oil price rose substantially, mainly because global demand remained at a high level. Following the hurricanes in the Gulf of Mexico in the second half of August and at the beginning of September, the US$ 65 per barrel mark was clearly exceeded at times. Since then, prices have receded a little.

Economy

The global economy continued to expand in 2005, although with slightly lower growth rates, mainly owing to the much higher oil prices. By contrast, the negative effects of the Atlantic hurricanes in the second half of the year were limited. The USA and China remained the principal engines of the global economy.

In the USA, the pace of economic growth cooled somewhat. This was due not only to drastically higher energy prices but also to the continued interest-rate increases of the US Federal Reserve, which further reduced the expansive effect of monetary policy. The US economy was again buoyed by private consumption and corporate investment. Altogether, GDP grew by 3.5% in real terms compared with the previous year.

Supported by private consumer demand, the economy in Japan gained momentum compared with the previous year, the slackened growth in the third quarter proving to be temporary. GDP increased by 2.8% in real terms for the year as a whole.

Economic development in the eurozone was somewhat more subdued than in 2004, albeit with marked regional differences. Growth in Spain and Ireland, for instance, was above average, whereas in Italy it remained below the average level.

Especially the first half-year was characterised by weak domestic demand, mainly due to persistently low consumption. The high oil price was a detrimental factor, aggravated by the depreciation of the euro, and the main growth stimulus came from exports. For 2005 as a whole, real growth stood at 1.3%. In other words, compared with the USA, momentum in the eurozone was again weak.

At 0.9%, real economic growth in Germany in 2005 was considerably down on the previous year, since 2004 had an above-average number of working days. Adjusted to eliminate this calendar effect, however, real growth in 2005 was exactly the same as in the previous year, namely 1.1%. Exports were again the mainstay of economic development, with corporate investment also increasing in the second half of the year. Some early indicators, such as the much heeded ifo business climate index, brightened as well. But domestic consumption remained very disappointing, curbing the growth rate of the economy as a whole. The persistently high unemployment rate (11.1% at year-end) and uncertainties about future reforms had a negative impact on consumer confidence.

In the United Kingdom, economic momentum slowed significantly compared with the previous year. Not least owing to weak domestic demand, the growth rate achieved in real terms fell to only 1.8%.

Growth in the emerging markets generally flattened slightly in 2005, a development even oil-exporting countries like Russia, Venezuela and Mexico were not spared. With a real growth rate of 9.9%, however, expansion in China continued almost unabated. Measures by the Chinese government to cool the economy have borne little fruit so far. The Chinese current account surplus reached a new record. In July, a new exchange rate policy was introduced as a first step towards making exchange rates more flexible.

India's economy also grew strongly, whereas economic momentum in the other Asian emerging markets slackened in line with the global economy.

With only a small increase in domestic demand and weak exports to the European Union, growth in the countries of central and eastern Europe also decreased. Despite the failed ratification of the EU constitution, Bulgaria and Rumania are still expected to join the European Union in 2007. In autumn, the EU additionally began accession negotiations with Turkey.

Growth rates in Latin America slowed as well. In Brazil and Mexico, this was partly owing to interest-rate increases by the Brazilian and Mexican central banks.

Capital markets

Prices on the international stock markets showed a largely upward trend in 2005. The EURO STOXX 50, for instance, improved by 21.3% and the DAX by 27.1%. The Japanese stock market performed particularly well, achieving an increase of 40.2%. Price gains in the USA were distinctly more modest, even though prices rose in the last few months of the year. By the end of 2005, the S&P 500 was up 3.0%.

Starting from a level of 3.7% at the beginning of the year, yields on ten-year German government bonds initially fell owing to an expected weakening of economic growth, recording a low of 3.0% in September. However, budding concerns about inflation and a somewhat more optimistic estimate of the economy caused them to turn upwards again to 3.3% by the end of the year. Having stood at 4.2% at the start of 2005, yields on ten-year US government bonds reached their low (3.9%) in June and rose to 4.4% at year-end.

The US dollar gained considerable ground against the euro and the Japanese yen in 2005. The euro closed at US$/€ 1.18 – a year-on-year loss in value of around 13.2%. ↗ The closing exchange rate for the yen stood at ¥/US$ 118.03, representing depreciation against the dollar of around 13.2%.

Development of the US$/€ exchange rate from January to December 2005


1.38
1.36
1.34
1.32
1.30
1.28
1.26
1.24
1.22
1.20
1.18
1.16
J
F
M
A
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J
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A
S
O
N
D

Insurance industry

Writing business at risk-adequate prices was again the central issue on the insurance markets in 2005.
Prices generally remained at a risk-adequate level in the renewals in reinsurance at the beginning of the year, at 1 April and at 1 July 2005. Virtually all market players gave priority to selective and result-oriented underwriting.
Whilst some price erosion was initially observable in property insurance, the high losses in the third quarter again underlined the need for appropriate pricing and conditions.
Hurricane Katrina caused the highest insured loss in the history of insurance. Quite a few market players and also risk modelling firms had to change their assessments of the frequency and size of loss potentials. In the case of some companies, the losses amount to more than half their equity capital. The windstorms of the last few years have also shown that it is no longer capital but knowledge that is the decisive factor required in reinsurance. Major reinsurers with extensive internal resources for risk modelling and own risk capital allocation are clearly at an advantage here compared with smaller companies that, in many cases, only use vendor models. All in all, the re-evaluation of the risk and loss estimations has stabilised the pricing environment, especially in property insurance.
Reinsurers' capital base continues to be good. Presentable underwriting results improved capitalisation in the first half of the year, until the heavy losses in the third quarter subjected it to a substantial burden. Altogether, however, it appears that the effects on the capitalisation of the insurance industry have been limited. On the one hand, the industry's earnings situation is otherwise good; on the other hand, capital increases by some of the reinsurers particularly affected and the formation of new companies, especially in Bermuda, have provided additional capacity.
With the announced acquisition of GE Insurance Solutions by Swiss Re, moreover, the global reinsurance market's number 2 and number 5 in terms of premium are combining forces.

Demographic changes and increasing demand for private provision had a positive impact on the development of life reinsurance. Especially the ageing of society worldwide and the resulting pressure on social security systems are causing the market for private life insurance to grow more strongly than the overall economy. Besides this, the global and long-term trend towards liberalising state-run healthcare systems, whose financial situation is tight in a number of countries, was beneficial to health reinsurance.

Important insurance markets

Premium growth in the insurance industry, in particular in property-casualty business, is strongly influenced by the overall economic situation. In life and health insurance, market dynamics are also impacted by changes in the legal and tax environment.

The still relatively robust global economy was generally helpful for most insurance markets.

According to initial estimates, growth in premium income in property-casualty insurance cooled noticeably in the USA, the main causes being a slight decline in economic growth and cyclical aspects. Nevertheless, until the hurricane losses occurred, the insurers' technical results and profitability developed positively. The improved resilience and mechanisms of global reinsurance helped the industry to cope with the huge hurricane losses.

In line with the weak economic development in Germany, the nominal increase in gross premiums written by the German insurance industry in 2005 fell to just over 2% (3.0%) according to preliminary estimates. Premiums in private health insurance climbed significantly (projected 3.7%). Nevertheless, this increase was lower than in the previous year, particularly because of uncertainties about future healthcare reforms. Life insurance recorded premium growth estimated at 6%. The German Retirement Income Act led to a boom in life insurance at the end of 2004 in anticipation of the change in the law. Premium income in property and accident insurance fell marginally by around 0.5%, essentially owing to the already high market penetration and increasing price competition.

Initial estimates indicate that premium volume in life insurance grew by a strong 14% in France. Based on the figures for the first three quarters, health and accident insurance also recorded solid growth, whereas the increase in premium income in property-casualty business is likely to be only very moderate overall. As preliminary estimates suggest, the Spanish life insurance market grew by 8.2%, with non-life insurance expanding at a rate of 7.3%. Growth in health insurance was above average, at 9.4%. In Switzerland, non-life premium income expanded at an estimated 2.7%. The increase in single life insurance was significantly lower, at about 1.3%, whereas group life business (occupational retirement provision) showed an estimated decline of 8.4% compared with the previous year. Premium volume in Poland's life insurance market recorded very marked growth of 19.1% in the first three quarters, while the rise in non-life insurance was more modest at 4.1%.

The Japanese insurance industry profited from a further improvement in its domestic capital markets, which should be particularly beneficial to life insurers.

Premium again grew most strongly in the emerging markets, where above-average macroeconomic growth rates and the gradual development of the insurance markets led to increasing insurance penetration. In China, for instance, premium volume in life business showed a rise of 14.5% and the increase in non-life amounted to 12.8%. Premium growth in the Indian market remained healthy, with non-life premium rising by 15.4% in the first three quarters of the fiscal year 2005/2006.

Legal parameters

The regulatory environment for German primary insurance and reinsurance is in a state of flux. Various European and global initiatives in the field of supervisory law have altered the parameters and will continue to provide for a restructuring of the regulatory landscape in future.

At the initiative of the EU Commission, work has been going on in Europe for some time under the rubric of "Solvency II" to restructure insurance supervisory law as a whole. One of the core ideas is to consider individual risk exposure as far as possible in future (risk-based approach). Internal company risk models will play an important part in this, provided they meet certain quality criteria. The EU Commission plans to submit a draft Solvency II directive by mid-2007.

The 2004 amendment to the German Insurance Control Act (VAG), which entered into force on 21 December 2004, changes the rules governing direct supervision of reinsurance companies. At the centre of this legislation is the introduction of an authorisation procedure and the creation of solvency regulations. In future, reinsurers in Germany require authorisation to commence or extend business operations. As the result of a transitional provision, established reinsurers like Munich Re are automatically granted this authorisation, but are still obliged to submit a business plan in order to determine the authorisation's scope.

The second main component of the new regulations is the introduction of statutory solvency requirements. They stipulate that in future a specified minimum capitalisation will be obligatory for reinsurance companies as well, and are essentially based on the solvency provisions for primary insurers. Munich Re already meets these statutory solvency requirements. Thus we do not have to avail ourselves of the transitional period granted by the law, which allow the requirements to be complied with gradually by 1 March 2007. Further information on Group solvency can be found on page 101.

There have been no significant changes to the investment regulations, where reinsurers continue to be subject merely to the general investment principles of security, profitability, liquidity, mix and spread.

The new rules in the 2004 amendment to the German Insurance Control Act must be seen against the background of the EU reinsurance directive, which has applied since December 2005. German legislation anticipated central elements of this directive and translated them into German law. This means that probably no major adjustments for further implementation will be necessary.

The EU reinsurance directive will make supervision more efficient by introducing the principle of "home country control". The supervisory authority of the reinsurer's home country will be responsible for all questions relating to financial supervision. For Munich Re's European branches, this will in future be the German Federal Financial Supervisory Authority (BaFin) and not, as previously, the supervisory authority in the country where the branch in question is located. This creates the same situation for reinsurers in Europe as has existed for primary insurance companies for more than a decade. The member states have to implement the EU reinsurance directive by the end of 2007 (or by the end of 2008 for certain rules).

Changes are also planned in Germany as regards the legal parameters for primary insurance.

In two judgements of 26 July 2005, the German Federal Constitutional Court pronounced on rules for endowment insurance with policyholder bonuses and on portfolio transfers between insurance companies. The court considered it necessary to amend the existing statutory regulations to protect consumers. The main point is that life insurance policyholders' participation in surplus should include valuation reserves (hidden reserves). At present, at least 90% of valuation reserves are allocated to policyholders – but not until they are realised in accordance with the German Commercial Code. The Federal Constitutional Court demands a regulation according to which policyholder bonuses are partially taken into account when life insurance policies are surrendered, without hidden reserves having to be realised. The court provided for legal certainty with regard to the past: the previous arrangements continue to apply. However, by the end of 2007 the legislature is called upon to set more concrete rules for portfolio transfers and for determining profit shares in life insurance. On 12 October 2005, the Federal Court of Justice also requested greater transparency and consumer protection in its judgements requiring the removal of ineffective clauses in endowment insurance policies. The Federal Court of

Justice criticised the fact that the formulations regarding surrender values in the event of premature termination were incomprehensible to clients. The life insurers of the Munich Re Group are actively and constructively looking for solutions in collaboration with the legislators.
But other lines of insurance will also be affected by legal changes. An expert commission set up by the German Federal Government has submitted proposals for reforming insurance contract law. It remains to be seen to what extent the new Federal Government acts on these recommendations; a draft statue is expected in the first half of 2006.
The situation of private health insurance continues to be a subject of political debate. The new German government's coalition agreement does not contain any decision on the concepts of flat-rate health contributions or "citizens' insurance scheme", debated in the preceding election campaign; it advocates "portability" of individual ageing reserves when a policyholder changes insurers.
An EU directive of 9 December 2002 on insurance mediation was supposed to have been translated into national law by 15 January 2005. In Germany, there is so far only a draft bill that takes into account parts of the EU directive. It is foreseeable that professional requirements for insurance agents will be made more stringent and that an authorisation procedure will apply. In addition, agents will have to be entered in a central public register. In order to protect consumers, the directive states there should be rules requiring that clients be given appropriate consultation which is documented. This will also result in changes for around 400,000 insurance agents in Germany.

Overview and important key figures

Excellent business performance despite very high burdens "Profitability before growth" strategy consistently pursued Return-on-equity target surpassed, with a profit of over €2.7bn

		2005	2004	2003	2002	2001
Gross premiums written	€bn	**38.2**	38.1	40.4	40.0	36.1
Combined ratio – Reinsurance non-life	%	**110.5**	98.9	96.7	122.4	135.1
– Primary insurance property-casualty	%	**93.1**	93.0	96.4	99.9	101.4
Consolidated result	€m	**2,743**	1,887*	–434	288	250

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Overall, in the past year, the Munich Re Group's business performed very well. We achieved a return on equity of 12.3% (9.5%) after tax, thus surpassing our return target (the previous year's figure has been adjusted owing to a change in the method of calculation; see page 47). The sound and profitable basic business in primary insurance and reinsurance helped to compensate for the record losses from natural catastrophes. Our investment result also contributed significantly to our success.
In 2005, reinsurance was affected by a hurricane season hitherto unprecedented in terms of loss amount (see page 70). Particularly Hurricane Katrina, for which our expenditure was over €2.0bn, hit us hard. Our retrocession agreements allowed us to reduce the burdens from Katrina by approximately €400m. In the year under review, we also incurred high expenditure in strengthening the claims reserves of our US subsidiary American Re by US$ 1.4bn net (see page 69 f).
Owing to these significant exceptional burdens, we did not achieve our combined ratio target of 97%. Our profit-oriented underwriting policy has nevertheless continued to pay off, because our business performed well apart from these major events. Especially in the life and health segment, business experience was very positive. Thanks to an excellent investment result, we achieved a good operating result overall in reinsurance, where, as expected, total premium volume declined somewhat owing to our strictly risk-adequate underwriting policy.
Primary insurance significantly exceeded its result targets. Our strategy of writing both reinsurance and primary insurance is effective. Towards the end of the year under review, we sold our holding in the Karlsruher Insurance Group. It would not have made sense to integrate it into the much larger ERGO, given the companies' incompatible sales channels. However, this sale hardly had any effect on growth in the year under review. Premium income in primary insurance was up slightly, chiefly attributable to the health segment. In life insurance, premium volume was down as anticipated following the changes in fiscal parameters. Claims experience in the year under review was again very satisfactory, with no exceptional burdens. Furthermore, we concluded the cost-reduction programme initiated in 2002 and were even able to clearly outperform the combined ratio target of 95%.

For the reporting on individual fields of business, the following principle applies: volumes and results that derive from business within a segment are eliminated, whereas figures that derive from business with companies from other segments (e.g. intra-Group reinsurance cessions from primary insurers to reinsurers) are included in the data. Where the information relates to national accounting law, this is mentioned specifically.

Result

Compared with the previous year, the consolidated result improved to an excellent €2.7bn (1.9bn). The investment result, which was outstanding thanks to considerable realised capital gains, largely offset the burdens from the increase in reserves at American Re and from the hurricanes. At €976m (432m), the life and health reinsurance segment accounted for the largest share of the result. However, primary insurance contributed more significantly to the Munich Re Group's success than in the previous year. Here, the consolidated result climbed by 270.7% to €1,175m (317m) and was thus well above our planned figure.
The operating result rose by 36.5% to €4.1bn (3.0bn). Tax expenditure incurred at Group level for the reserve strengthening at American Re had an adverse effect on the consolidated result.

Consolidated result

All figures in €m	2005	2004*	2003	2002	2001
Result before amortisation and impairment losses of goodwill	**4,137**	3,369	1,971	–20	–445
Operating result	**4,130**	3,025	1,284	–391	–675
Consolidated result	**2,743**	1,887	–434	288	250

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

The operating result was influenced in particular by the following factors:

- In reinsurance, our expenditure for the hurricanes totalled €2.3bn after retrocessions and before tax. Some 17.7 (4.5) percentage points of the overall combined ratio of 110.5% (98.9%) were attributable to losses from natural catastrophes.
- The reserve strengthening at American Re reduced the Munich Re Group's operating result by €388m and impacted the combined ratio with 2.6 percentage points. The relief effect of €906m from the release of the IBNR reserve is included in this figure.
- In primary insurance, the pleasingly low claims expenditure was once again a major success factor. The combined ratio, including legal expenses insurance, was only 93.1% (93.0%), much better than the 95% we had aimed for. The cost-reduction programme led to a significant improvement in the result.
- Realised capital gains greatly increased the investment result in reinsurance and primary insurance alike. We cut back our investments in German financial stocks by selling shares in Allianz, Commerzbank and BHW. We also disposed of our stake in MAN. We exchanged our HVB shares into UniCredit shares, realising capital gains to the tune of €988m. Compared with the previous year, the return on investment rose to 5.9% (4.5%).

Premium

As in the previous year, we earned about 54% of our Group premium income from reinsurance and 46% from primary insurance.

Share of reinsurance and primary insurance – Life and health and property-casualty – in Group premium income*



2001
Reinsurance 56.5%
Primary insurance 43.5%
Life and health 13.9%
Property-casualty 42.6%
Life and health 30.8%
Property-casualty 12.7%
Total 100%
2002
Reinsurance 58.6%
Primary insurance 41.4%
Life and health 13.9%
Property-casualty 44.7%
Life and health 29.4%
Property-casualty 12.0%
Total 100%
2003
Reinsurance 56.4%
Primary insurance 43.6%
Life and health 14.6%
Property-casualty 41.8%
Life and health 31.0%
Property-casualty 12.6%
Total 100%
2004
Reinsurance 54.0%
Primary insurance 46.0%
Life and health 17.3%
Property-casualty 36.7%
Life and health 32.4%
Property-casualty 13.6%
Total 100%
2005
Reinsurance 54.1%
Primary insurance 45.9%
Life and health 18.2%
Property-casualty 35.9%
Life and health 32.3%
Property-casualty 13.6%
Total 100%

*After elimination of intra-Group transactions across segments.

Reinsurance
Primary insurance

The following diagram shows the percentage of premium from foreign business. In reinsurance we operate on a global basis, whereas in primary insurance our activities are focused on the German market.

Percentage of premium from foreign business*


2001
84.2%
15.8%
Total 54.8%
2002
86.2%
13.8%
Total 56.9%
2003
86.2%
13.8%
Total 54.8%
2004
84.2%
15.8%
Total 54.0%
2005
84.3%
15.7%
Total 54.5%

*After elimination of intra-Group transactions across segments.

Reinsurance
Primary insurance

Premium income in reinsurance was down as a consequence of our consistently profit-oriented underwriting policy and the scheduled termination of individual reinsurance treaties. However, the decrease came to only 0.2% compared with the previous year (9.7%). In particular in the property-casualty segment, we suffered substantial losses in premium volume in North America, as a number of treaties did not meet our strict underwriting guidelines. In Asia by contrast, premium income rose noticeably. The life and health segment also experienced a rise. In 2005, currency translation effects had a much smaller influence on the development of premium than in the previous year.

In primary insurance, there was a slight increase of 0.3% (–0.6%) in premium income overall. Growth was primarily driven by health insurance, the notable expansion in premium volume attributable to premium adjustments and additional sales of supplementary insurance policies. As expected, the change in fiscal parameters caused premium in life insurance to lag behind the high levels achieved in previous years. The fact that the Karlsruher Insurance Group was deconsolidated as at 1 October 2005 accentuated the decline in premium volume. In line with the market, growth in property-casualty insurance was marginal, due in particular to declining prices in motor insurance.

Group premium income

All figures in €bn	**2005**	2004	2003	2002	2001
Reinsurance	**22.3**	22.4	24.8	25.4	22.2
Primary insurance	**17.6**	17.5	17.6	16.6	15.7
Consolidation	**–1.7**	–1.8	–2.0	–2.0	–1.8
Total	**38.2**	**38.1**	**40.4**	**40.0**	**36.1**

Events after the balance sheet date

In December 2005, ERGO Versicherungsgruppe AG signed agreements with GFKL Financial Services AG under which the latter would acquire its majority stake in the ADA-HAS Group, an IT systems specialist. In the meantime, the governing bodies and cartel authorities have provided the formal approvals still outstanding when the agreements were signed, so that the sale will be completed in the current business year. ADA-HAS will continue to be our partner for IT issues.

Reinsurance

Burdens cushioned by successful basic property-casualty business
Excellent performance in life and health

The Munich Re Group operates in virtually all classes of reinsurance. We offer a full range of products – from traditional reinsurance to innovative solutions for risk assumption.
Our reinsurance business is divided between seven divisions (see page 43): Life and Health; Europe 1; Europe 2 and Latin America; Asia, Australasia, Africa; North America; Corporate Underwriting/Global Clients; and Special and Financial Risks.

Marketing

As reinsurers, we write our business predominantly in direct collaboration with the primary insurers, but also via brokers. This includes business offered to us by industrial clients through their captives or risk retention groups (alternative market business), which we accept via Munich-American RiskPartners (MARP). ↗

Overview and important key figures

The past year impressively demonstrated the quality of our basic business, even though it was affected by certain burdens on the result. We had to strengthen the claims reserves of our US subsidiary American Re for past accident years by US$ 1.4bn net. Owing to the relief effect of €906m from the release of the IBNR provisions, however, the reserve strengthening reduced the Munich Re Group's operating result by €388m. The result was also impacted by the unusually strong Atlantic hurricanes. These two factors alone accounted for 2.6 and 15.4 percentage points of the combined ratio of 110.5% (98.9%), a figure far in excess of our planning for reinsurance. However, these burdens were largely offset by our excellent performance in the life and health segment and our very good investment result.

		2005	2004	2003	2002	2001
Gross premiums written:						
– Property-casualty	€m	**14,547**	14,857	17,919	18,884	16,296
– Life and health	€m	**7,811**	7,540	6,876	6,561	5,900
Loss ratio non-life	%	**82.0**	71.0	69.6	95.8	104.5
Thereof natural catastrophes	Percentage points	**17.7**	4.5	1.6	3.3	1.5
Expense ratio non-life	%	**28.5**	27.9	27.1	26.6	30.6
Combined ratio:						
– Non-life	%	**110.5**	98.9	96.7	122.4	135.1
Consolidated result in property-casualty	€m	**418**	1,234*	1,370	788	–1,203
Consolidated result in life and health	€m	**976**	432*	262	1,548	1,151

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

At €2,629m, the share of natural catastrophe losses in our total expenditure for major losses (€3,293m) was especially high in the business year ended. The exceptional number and severity of the hurricanes in the Gulf of Mexico made 2005 a record year for us in terms of insured natural catastrophe losses. This development, which began to manifest itself in 2004, confirmed our strategy of systematically refining our risk management in the Group.
In the year under review, we continued to gear our underwriting policy consistently to profitability. Although the favourable market environment led to an increased supply of reinsurance, we obtained attractive conditions for both new business and renewals. Claims-free treaties came under moderate price pressure. In loss-affected areas of property insurance, we raised prices across the board. Premiums for natural hazards rose above all in regions affected by losses. The substantial natural catastrophe losses served as a pertinent reminder of the necessity for risk-adequate prices, terms and conditions. We were thus able to improve the adequacy of our portfolio prices at generally stable conditions.

Result

The two reinsurance segments property-casualty and life and health accounted for €0.4bn (1.2bn) and €1.0bn (0.4bn) of the consolidated result respectively. Our overall result for reinsurance was thus 16.3% below that of the previous year.

The operating result of the property-casualty segment reflects the reserve increase at American Re and the considerably higher burden from natural catastrophes compared with business year 2004. Nevertheless, these two effects were largely offset by the solid result in basic business and high income from investments. In contrast to the operating result, the consolidated result in the property-casualty segment was additionally affected by tax expenditure incurred at Group level as a consequence of the reserve strengthening at American Re.

Despite the outstanding business experience in the life and health segment and the excellent investment result, our operating result for reinsurance dropped by 9.8% to €2.4bn (2.6bn).

Reinsurance result

All figures in €m	**2005**	2004	2003	2002	2001
Operating result	**2,384**	2,642*	2,606	1,639	–834
Consolidated result	**1,394**	1,666*	1,632	2,336	–52

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Hurricanes Katrina, Rita and Wilma left their mark on the combined ratios, in particular in the divisions Corporate Underwriting/Global Clients; North America; Europe 2 and Latin America; and Special and Financial Risks. The division Europe 1 was not only affected by Winter Storm Erwin but above all by the floods in the German, Austrian and Swiss Alps in August 2005.

Combined ratio by division

All figures in %	**2005**	2004	2003	2002	2001
Life and Health*	**97.4**	98.9	97.8	104.4	113.9
Europe 1	**94.2**	89.1	96.5	117.7	106.7
Europe 2 and Latin America	**100.1**	98.5	96.6	96.4	115.3
Asia, Australasia, Africa	**95.0**	102.3	91.8	86.8	112.5
North America	**134.0**	119.3	99.1	168.1	156.8
Corporate Underwriting/Global Clients	**126.0**	94.0	98.0	120.8	160.4
Special and Financial Risks	**110.5**	78.9	92.9	116.5	140.9

*Figures for health reinsurance only.

Premium

Premium volume in 2005 fell by 0.2% to €22.3bn (22.4bn). With the euro down against most other important currencies, we recorded premium growth due to changes in exchange rates – in contrast to the previous year. Without these currency translation effects, our premium income would have been 0.9% lower. Approximately €15bn or 69% of premiums was written in foreign currency, of which 53% was in US dollars and 17% in pounds sterling. 31% of our premium volume was transacted in euros.

The main reasons for the decline in premium income were the continuation of our strictly risk-adequate underwriting policy and the scheduled termination of individual reinsurance treaties. Where prices or conditions were not commensurate with the risks, we refrained from renewing treaties or writing new business.

About 35% of our total premium income was attributable to life and health reinsurance and 65% to the property-casualty segment. While our selective underwriting policy had an adverse impact above all on premium income in property-casualty insurance, we experienced growth in the life and health segment, despite our high-level profitability requirements. This growth was largely due to the strong demand for private-provision products worldwide, a positive effect that is partially offset by the loss of large-volume business.

Gross premiums by segment

All figures in €m	2005	2004	2003	2002	2001
Life and health	**7,811**	7,540	6,876	6,561	5,900
Property-casualty	**14,547**	14,857	17,919	18,884	16,296
Total	**22,358**	**22,397**	**24,795**	**25,445**	**22,196**

Life and Health

Life reinsurance: 6.1% growth with high profitability
Health reinsurance: Result at an exceptionally high level and good growth opportunities

Responsible for:	*Life and health reinsurance worldwide*		2005	2004	2003	2002	2001
Life							
Gross premiums written		€m	**6,491**	6,119	5,461	5,277	4,769
Health							
Gross premiums written		€m	**1,320**	1,421	1,415	1,284	1,131
Combined ratio		%	**97.4**	98.9	97.8	104.4	113.9

At €7.8bn (7.5bn), gross premiums written in life and health reinsurance were slightly below the previous year's level. The substantially increased operating result of €1,104m (698m) and the consolidated result of €976m (432m) reflect the success of our consistently profit-oriented strategy.

Life

Although we have begun to gradually reduce the volume of a large life reinsurance treaty in Germany and growth opportunities in a variety of important markets were limited, gross premiums in the life segment rose significantly by €372m (658m), equivalent to growth of 6.1%.
Business experience was determined not only by the maintenance of established large treaties under which we assume mortality risks but also by the unbroken demand for reinsurance of the disability risk. The good development is mainly ascribable to the fact that state benefits are being cut back in many countries. In a number of important markets, the penetration of our products has in the meantime reached a very high level. Primary insurers in the USA, for example, are already ceding well over 50% of their individual life insurance business in reinsurance. These high penetration rates and price increases in some areas could hamper future growth. All in all, we achieved an outstanding result for 2005, with life reinsurance contributing significantly to the success of the overall reinsurance segment.

In Germany, our premium income totalled €1.5bn (1.7bn), the decline being primarily linked to the scheduled reduction of a reinsurance treaty with a large premium volume over the course of three years. Given the difficult economic environment, demand on the life primary insurance market stagnated and new business remained just under the level of 2004. The new fiscal parameters applying to endowment insurance lead us to expect that the trend towards private and company pension products will continue. The strong fall in new business with endowment insurance products had an adverse impact on premium income in reinsurance. The high level of demand for disability covers remained unchanged, which was pleasing as we are the market leader in reinsuring these policies. The reinsurance of life annuities is still not prevalent in Germany.

Munich American Reinsurance Company (MARC), our subsidiary in the USA, maintained its position among the leading life reinsurers of the US market by adhering to its strategy of controlled organic growth. Gross premium income rose to US$ 1.4bn (1.3bn), not least because of the ongoing consolidation of the reinsurance market, especially in the area of disability and long term care. The annual result, by contrast, was impacted by one-off effects and deteriorated compared with the previous year to US$ 29m (35m). MARC's financial strength, excellent service focus and partnership with clients constitute the basis for a sustained positive income and result trend.

Munich American Reassurance Company*

		2005	Prev. year
Gross premiums written	US$ m	**1,414**	1,287
Net earned premiums	US$ m	**812**	724
Result for the year	US$ m	**28.5**	35.1
Investments	US$ m	**3,542**	3,183

*Financial statements in accordance with national accounting law.

In Canada, our subsidiary Munich Reinsurance Company Canada Branch (Life) wrote gross premiums of €1.5bn (1.3bn), thus continuing to lead the market by a wide margin. The premium increase of more than 11% was accompanied by a very pleasing development of the result. The branch provides a host of individual and group insurance covers ranging from mortality, disability and LTC risk covers to critical illness insurance. In addition, it has detailed knowledge of the complex supervisory and accounting regulations and draws on its long-standing experience to provide reinsurance solutions tailored to the clients' specific requirements. Our branch's extensive know-how is the foundation on which we will continue to profitably expand Canadian business.

The life reinsurance market in the United Kingdom was characterised in 2005 by increasing competition and price pressure, especially in the high-volume business segments of term insurance and critical illness insurance. Nevertheless, gross premium volume was nearly constant compared with the previous year at €1.04bn (1.05bn), with a very satisfactory earnings position. Expansion of the promising field of disability coverage is important for further business development. We anticipate appreciable growth in business volume in this area for the coming year. We also expect further positive impulses from the transfer of responsibility for our business in the United Kingdom from the UK supervisory authority to the German supervisory sphere at the beginning of 2005, a regulation that was made possible by the harmonisation of regulatory requirements within the EU. For us, this principally means greater efficiency in the reporting of our business and better capital allocation.

As for the rest of western Europe, our premium income was up substantially in some markets, with very marked increases in Spain. Here, Munich Re consolidated its leading market position thanks to a rise in premium volume of more than 35%. The main reasons for this increase were the expansion of our reinsurance relationships with individual clients and our reinsurance of mortality and disability risks transferred by private pension funds to primary insurers.

In central and eastern Europe, the EU accession of eight countries from this region had a positive impact on growth. The average rise of 4% in GDP caused the insurance markets, and with them our reinsurance portfolio, to develop very satisfactorily. Premium volume rose by a good 29% to €40m as against the previous year. Our key task as a reinsurer is to establish the concept of insurance in the central and eastern European countries even more firmly with the help of our clients and to provide attractive reinsurance solutions.
On the major Asian growth markets India and China, sustained economic growth had a favourable impact on life insurance, as the growing middle class increasingly demands financial and life insurance products. Since the need for professional assistance from international reinsurers is on the rise, we see excellent opportunities for participating in the dynamic growth of the primary insurance markets. Our premium income in these regions is still very low compared with our overall premium volume, but with our service company in Mumbai and our offices in three major centres of China (Beijing, Shanghai and Hong Kong) we are well positioned to assume a leading role in these markets of the future.
In Australia and New Zealand, we continue to write life insurance business via our subsidiary Munich Reinsurance Company of Australasia (MRA). With total premium income of €143m (138m) and adequate profitability, our business in these markets developed satisfactorily.

Health

The global health insurance market with its segments "financial protection", "health services" and "provision of care" offers considerable growth opportunities. Our key sector "financial protection" is particularly promising. Two main factors are stimulating higher demand here: healthcare is gaining in significance and the healthcare systems worldwide are undergoing further liberalisation and privatisation. The USA remains the largest single market for us. However, we anticipate strong growth in the regions outside the USA and Europe, in particular in China and the Gulf region. As the world's leading provider, with a product portfolio that integrates reinsurance and services, Munich Re is well prepared for this development.
Although we withdrew from unprofitable treaties, premium in the year under review declined only slightly to €1.3bn (1.4bn), due to the acquisition of good new business.
Thanks to the nearly unchanged combined ratio of 97.4% (98.9%) and the very good investment result, we surpassed the excellent result of the previous year.
In the USA, which with 35% of total premiums is our most important health insurance market, premium income was 3% up on the previous year. The USA is also our most profitable individual market. New laws such as the Medicare Modernization Act will give rise to additional growth areas for primary insurers and reinsurers. If healthcare for people suffering from chronic diseases is partially privatised as planned, the demand for insurance will climb. We are building up skills in this area and gearing up our organisation to take advantage of anticipated business opportunities.
In the year under review, the United Kingdom again accounted for a significant share of overall premium income, contributing a total of €187m (276m), partly due to our major corporate clients.
Like many other countries, Germany is looking for ways to fund its healthcare system so that it remains viable in the longer term. The future role of private health insurance as a fully fledged and equal-ranking alternative to statutory health insurance is a key issue of the ongoing political debate. Demographic trends as well as medical and technological progress are pushing up healthcare expenses. Expensive treatments can lead to strong fluctuations in the expenditure incurred by an individual insurer. Reinsurance solutions for costly medical procedures are therefore in ever greater demand among private health insurers and statutory health insurers alike. Because there is a growing risk awareness for new hazards such as pandemics (e.g. avian flu), the potential interest in customised reinsurance covers is rising as well. Premium volume and result in Germany both increased in the past year, with premium income totalling €258m (249m). We anticipate that the German market, which is very important for us, will continue to develop favourably.

China currently accounts for less than 1% of the Group's overall health reinsurance business but it is still one of the most promising markets for the future. It is opening up more and more to foreign investors. The formation of several specialist health insurers reflects the fact that the health insurance system is undergoing systematic privatisation. The Munich Re Group is represented in the Chinese primary insurance market as well, where we have a minority shareholding in the specialist health insurer PICC Health via DKV. In the field of reinsurance, we support our Chinese clients in all matters related to professional risk management and work very closely with the respective supervisory authorities on the creation of suitable parameters. An example of this good cooperation is the market symposium on managed care topics that we organised together with the Insurance Institute of China at the end of 2005. ↗

The Gulf states are another growth region for health insurance. Munich Re has been present in this market for several years now, with managed care service companies that support our clients in risk management and the acceptance of insurance risks. Munich Re's outstanding position in the Gulf states is underlined by the fact that it was awarded the contract for creating the first specialised health insurance company in the Emirate of Abu Dhabi. We expect other countries in the region to privatise their healthcare markets as well, which will clearly boost our growth in the health reinsurance sector. In 2005, the Gulf states accounted for 2.3% (1.7%) of the Munich Re Group's total premium.
Other markets such as the Netherlands and Italy were also responsible for the health segment's good performance in the past business year. Since premium volume and result are fed by many regions, our risk is broadly spread.

Property-casualty

Underwriting policy still geared to profitability
Reserve strengthening of US$ 1.6bn at American Re
Natural catastrophes impact result after retrocessions and before tax with over €2.6bn

Our performance in property-casualty reinsurance business was solid and satisfactory. In addition, our business in the past year was marked above all by higher claims reserves at our subsidiary American Re and severe natural catastrophes in North and Central America.

Result

Owing to our good return on investment and favourable result in basic business, we achieved an excellent operating result of €1,280m (1,944m) and a consolidated profit of €418m (1,234m) in the property-casualty segment. Compared with the operating result, the consolidated result was additionally affected by tax expenditure incurred at Group level as a consequence of the reserve strengthening at American Re. The exceptional number and severity of the natural catastrophes in 2005 had a significant bearing on our result. The combined ratio came to 110.5%; excluding natural catastrophes and the reserve strengthening, it was as low as 90.2% (91.9%). The improvement in portfolio quality that we have achieved over several years has thus proved to be sustainable.
Following an internal analysis of the still outstanding losses of our reinsurance subsidiary American Re, the Munich Re Group allocated an additional US$ 1.6bn to its claims reserves after corporate retrocessions. Moreover, we strengthened American Re's capital base by carrying out extensive recapitalisation measures (see page 79).
Since we had already made general provisions for IBNR losses at Group level, the additional reserving at American Re did not affect the consolidated result as much as it did American Re's local result.

Impact of the reserve strengthening on American Re and the Munich Re Group*

in US$ m	
Reserve increase gross of corporate/net specific retrocessions	1,671
Ceded through third-party corporate retrocessions	–42
Net to Munich Re Group	**1,629**
Ceded to Munich Re	–203
Net to American Re	**1,426**

in €m	
Net to Munich Re Group (converted into € at 1.25887 US$/€)	**1,294**
Already provided for through Group IBNR reserve	–906
Profit impact for Munich Re Group before tax	**388**
Taxes on income	362
Profit impact for Munich Re Group after tax	**750**

*The figures above are net of statutory workers' compensation discount in accordance with US GAAP.

After 2004, with its tropical cyclones in the Atlantic and Pacific, had gone down in the history of natural catastrophes as the most expensive year ever in terms of insured losses, the insurance industry sustained even greater losses in 2005. The year of extreme natural hazards was preluded by Winter Storm Erwin, which affected northern Europe in early January with losses, before tax, totalling €56m.
The tropical cyclone season in the Atlantic Ocean began uncommonly early in 2005, with Hurricanes Dennis and Emily striking in mid-July. The Munich Re Group's losses from these two natural catastrophes before tax amounted to €21m.
Katrina, the third major hurricane of the year, left a trail of devastation in its path from the southern tip of Florida across the Gulf of Mexico, especially where it made landfall on the US Gulf Coast. With wind speeds of up to 280 km/h and peak gusts of up to 350 km/h, Katrina was one of the severest storms ever to hit the Gulf of Mexico and one of the worst natural disasters in United States history. Although hundreds of thousands of people from the area around New Orleans fled the storm, over a thousand perished. After the levees failed, parts of New Orleans lay under more than seven metres of water. Only gradually did the full extent of the considerable flood losses along a broad coastal strip emerge. Unrestricted access to New Orleans has only been possible since the beginning of December, which meant substantial delays in surveying business interruption and building losses. The subsequent storms Rita and Wilma also had a retroactive impact on the loss amount from Katrina because they led to a further increase in demand and prices for materials and wages in the construction and craft sectors, thus inflating the cost of Katrina claims. The losses are covered under commercial and industrial policies and largely protected by reinsurance. According to our updated estimate as at the end of December 2005, Hurricane Katrina – with insured market losses of over US$ 45bn – is the largest ever insured loss event. Economic losses amounted to approximately US$ 125bn. Since we limit liability for natural hazard events and purchase retrocession covers as part of our risk management, the burdens for the Munich Re Group were reduced. Nevertheless, Munich Re was affected by losses from Hurricane Katrina totalling over €1.6bn net before tax.
The US coast in the Gulf of Mexico was again hit by a severe hurricane when Rita made landfall in September. It caused severe flood damage and fresh levee breaches in New Orleans. Rita had a loss potential similar to Katrina's but caused far less devastation. The losses we incurred totalled approximately €270m net before tax.
Hurricanes Stan and Wilma occurred in October. The heavy rain accompanying Stan led to severe flooding, landslides and mudslides in southern and eastern Mexico and large areas of Central America. As a Category 1 hurricane, Stan was significantly weaker than its predecessors, yet it claimed the lives of 2,000 people – the heaviest human toll of the 2005 hurricane season. Given the low insurance penetration along its track, however, the insured losses caused were few. The Munich Re Group's burden from Hurricane Stan came to just under €6m net before tax. From a meteorological point of view, Hurricane Wilma was temporarily the strongest hurricane ever recorded. It caused

billion-dollar losses in the state of Florida and devastated wide areas of the Mexican peninsula of Yukatan. In terms of losses, Wilma cost the Munich Re Group around €330m net before tax and was thus the second most expensive hurricane (after Katrina) of the 2005 season.

In other parts of the world too we recorded substantial losses from floods. In August, heavy rainfall flooded the valleys of the German, Austrian and Swiss Alps, impacting the result with approximately €140m net before tax. It was the most expensive natural catastrophe in Switzerland to date. On top of this, the Indian city of Mumbai was ravaged by floods caused by the heaviest monsoon rains in nearly 100 years, claiming hundreds of fatalities. This natural catastrophe also had a negative influence on the result for 2005.

The total insured losses from natural catastrophes in 2005 cost the insurance industry over US$ 90bn, a burden far above the average that impacted us with €2,629m (713m) net before tax, above all in property insurance and offshore energy insurance. These losses mainly left their mark on the results of the divisions Corporate Underwriting/Global Clients, North America, Europe 2 and Latin America, Special and Financial Risks, and Europe 1. The burdens from natural catastrophes in 2005 thus accounted for 17.7 (4.5) percentage points of the combined ratio of 110.5% (98.9%) for the property-casualty segment.

Compared with the dramatic natural catastrophes, Munich Re's burden from man-made losses in the business year 2005 was on the low side, totalling €664m net before tax. Worthy of particular mention in this context are the fires that occurred at a German electronics company and in Madrid's Windsor Tower, each requiring loss expenditure of about €30m.

Premium

The renewal negotiations in 2005 showed that the reinsurance markets are stable, despite the worldwide rise in capacity. In view of the high losses from the windstorm events in the Atlantic and Pacific and the low level of interest rates worldwide, many market players continued to charge risk-adequate prices. We were largely able to implement our pricing expectations and treaty conditions and to stabilise the good premium levels achieved in previous years. We consistently refrained from writing business that could not be concluded at risk-commensurate and profitable conditions.

Owing to our rigorous underwriting policy, our premium volume of €14.5bn was 2.1% down on the level achieved in 2004. In contrast to the previous year, changes in exchange rates had a positive effect on premium income in 2005. Adjusted to eliminate effects from changes in exchange rates, premium declined by 2.6%.

In the liability, motor and fire classes of business, the reductions in premium volume were especially pronounced, the main reason – apart from our selective withdrawal from business – being that large-volume treaties were terminated as agreed. In the reinsurance markets, it was apparent that cedants were seeking higher retentions, especially for claims-free business, as a consequence of their improved capitalisation.

Gross premiums by class of business

All figures in €m	**2005**	2004	2003	2002	2001
Liability	**2,561**	2,606	3,444	3,514	2,402
Accident	**1,052**	1,080	1,293	1,302	1,213
Motor	**2,671**	2,890	3,186	3,337	3,448
Marine, aviation, space	**1,654**	1,609	1,742	1,896	1,398
Fire	**3,701**	3,775	4,874	5,294	4,481
Engineering	**1,299**	1,281	1,393	1,443	1,449
Other classes of business	**1,609**	1,616	1,987	2,098	1,905
Total	**14,547**	**14,857**	**17,919**	**18,884**	**16,296**

Gross premiums by property-casualty division 2005


Special and Financial Risks 14% (14%)
Corporate Underwriting/Global Clients 23% (23%)
North America 19% (22%)
Europe 1 12% (11%)
Europe 2/Latin America 19% (20%)
Asia, Australasia, Africa 13% (10%)

In property reinsurance, premiums came under pressure, especially for claims-free treaties. However, in the case of natural hazards covers where there had been claims in the previous year, we were able to raise prices across the board. The continued trend towards more frequent and extreme weather events confirmed our assessment that the insurance industry's exposure to natural hazards risks is growing. It is therefore necessary to adapt prices, terms and conditions to the rising loss trend if these risks are to be covered in the future. ↗

In liability reinsurance, the pricing structure largely remained stable at a good level. We attached great importance in treaty design to transparent loss exposures, clearly defined scopes of cover and the avoidance of unlimited liability in motor third-party business.
We raised prices both in marine and motor reinsurance. In credit and aviation reinsurance, prices came under pressure owing to the good results of recent years.

Europe 1

Premiums at the same level as last year
Expenditure of €181m for major losses
Result target slightly surpassed

Responsible for: Germany, Austria, Switzerland, Eastern Europe, Greece

		2005	2004	2003	2002	2001
Gross premiums written	€m	**1,669**	1,666	2,056	2,161	2,151
Combined ratio	%	**94.2**	89.1	96.5	117.7	106.7

The division Europe 1 recorded virtually unchanged premium income of €1.7bn due to our strictly profit-oriented underwriting policy and the shift from proportional to non-proportional treaties. Decreases in premium volume in Germany were largely balanced by increases in Turkey, Switzerland and Russia. Currency translation effects barely affected premium income.

The impact of major losses from natural catastrophes and of individual losses in industrial property insurance business was much greater than in the previous year. The floods in the Alpine region in August 2005 led to a clear increase in the claims burden, especially in Switzerland but also in parts of Austria and southern Germany. The combined ratio deteriorated to 94.2% (89.1%) but was still very satisfactory, despite the substantial expenditure incurred.

With premium income of €1.1bn (1.2bn) or 68% of total premiums, Germany is the division's most important market. Our withdrawal from business with unattractive prices had a negative impact on premium income, and new business in Germany could only partially make up for the lost volume.

We maintained our traditional leading market position.

The favourable claims experience among industrial risks in the years 2003 and 2004 did not repeat itself in 2005. Property insurance suffered a series of major losses.

In addition to Windstorm Erwin, we were hit by extreme regional weather events involving hail and heavy rain, entailing severe floods in the Bavarian Alpine region. The result declined because of major-loss expenditure totalling €107m but still remained positive.

Premiums in motor insurance, the class of business with the largest premium volume, came under significant pressure due to growing competition – but this development still did not have a negative impact on the combined ratio or result.

In facultative business, segment development was varied. Prices, terms and conditions in commercial and personal lines remained stable. The industrial segment with high sums insured experienced individual reductions in prices in the first half of the year; but, because of the higher cost burden from major losses compared with the previous year and the natural catastrophe losses in Europe in the second half of 2005, prices, terms and conditions stabilised or improved again.

We consider the reinsurance conditions for the treaty business in our portfolio to be adequate, and were able to improve the prices, terms and conditions in some areas.

Austria, which accounts for 9% of the division's overall premium volume, is our second most important market. Having carried out portfolio remedial measures in 2004, we lost distinctly less premium volume in the period under review than in the previous year. The profit recorded was even higher than planned. Since our Austrian clients are very active and successful in the neighbouring eastern European countries, Austria remains a highly attractive market for Munich Re.

In Switzerland, the August floods were responsible for the largest insured loss in the country's history. Between 21 and 22 August, 100 to 300 l/m^2 of rain fell on the northern side of the Alps. Not only rural areas were affected by the floods but also the towns of Berne and Lucerne. The floods damaged buildings, contents and infrastructure and, above all, gave rise to business interruptions. The insured losses came to well over €1bn. The division's loss from the floods totalled €104m net before tax, so that the result of our Swiss business was distinctly negative. Premium income totalled €96m (94m).

In the acceding EU member states, insurance penetration continued to rise in 2005, and we profited from the growth of the markets. Business development in the individual countries and regions of eastern Europe continued to vary greatly. We again recorded the highest premium income in Poland, Russia and the Czech Republic, and we see further good growth opportunities in eastern Europe. The result situation was positive throughout the region.

Our premium income from Greece and Turkey developed pleasingly and rose to €131m (111m). Our result remained stable at a good level.

Europe 2 and Latin America

Leading market position retained
Result burdened by hurricanes

Responsible for: Northern, western and southern Europe; Latin America

		2005	2004	2003	2002	2001
Gross premiums written	€m	**2,769**	2,873	3,193	2,952	2,883
Combined ratio	%	**100.1**	98.5	96.6	96.4	115.3

The result of the division Europe 2 and Latin America was influenced by the hurricane losses in the Caribbean. The storms had a major impact on treaties that cover this region and on our international facultative business, written via London. The combined ratio deteriorated to 100.1% (98.5%), despite the good performance of basic business. Our premium income in the year under review fell by 3.6% to €2.8bn (2.9bn), largely due to the non-renewal of business. The prices in our core markets, where we maintain a leading position, remained largely stable.

The United Kingdom is still the division's largest individual market. We see growth potential here, especially for innovative business segments. Compared with 2004, premium volume dropped by 3.9% to €946m (984m). Two developments were chiefly responsible for this reduction:

On the one hand, the trend towards converting proportional into non-proportional treaty covers was unbroken, causing a decrease in reinsurance cessions. On the other hand, we did not renew a number of non-proportional treaties because their prices, terms and conditions were unsatisfactory. In the United Kingdom, there was no significant expenditure for major losses and natural catastrophes in 2005, which led to a gratifying result.

In France and Belgium, we essentially maintained our premium volume despite extensive portfolio remedial measures, especially in the French motor liability portfolio. Premium income totalled €237m (239m). Performance in property and marine business was again pleasing, whereas motor liability insurance registered a further deterioration in the run-off results of treaties written many years ago. The main reason for this decline was the inflationary trend among long-term care costs in France. We therefore strengthened our claims reserves again.

The premium volume of our subsidiary in Italy, which operates in property-casualty, health and life business, declined by 5.0% to €603m (635m), above all due to a reduction in life premium. Although there was also a slight decline in property-casualty business, we affirmed our market leadership. After posting a loss in 2004 owing to negative one-off effects, Münchener Rück Italia again achieved a profit in 2005. Overall, the Italian reinsurance market is currently stagnating. Mergers in primary insurance could cause market volume to shrink in future, especially in property-casualty insurance.

Münchener Rück Italia

		2005	Prev. year
Gross premiums written	€m	**603**	635
– Life and health	€m	**114**	139
– Property-casualty	€m	**489**	496
Net earned premiums	€m	**395**	353
– Life and health	€m	**135**	103
– Property-casualty	€m	**260**	250
Loss ratio non-life	%	**68.7**	86.6
Expense ratio non-life	%	**27.2**	22.8
Combined ratio non-life	%	**95.9**	109.4
Result for the year	€m	**3.1**	–47.1
Investments	€m	**1,557**	1,406

Since we see hardly any growth opportunities in traditional reinsurance in the Netherlands, we have further expanded our business in the non-traditional sector. Premium income nevertheless decreased by 14.4% to €137m (160m). The result, however, developed positively. We managed to maintain our strong market position.
In the Nordic countries, premium volume fell from €222m to €118m, mainly because a large-volume motor liability treaty was not renewed. In addition, some of our clients increased their retentions. Winter Storm Erwin burdened our result with approximately €40m after retrocessions and before tax. Rising prices for natural hazard covers and a number of promising openings for innovative insurance solutions lead us to expect moderate premium growth and above-average profit potential.
At €381m (408m), premiums in Spain were down somewhat, since we reduced several treaty shares as planned. We continue to hold a leading market position here. ↗ Despite the skyscraper blaze in Madrid and several medium-sized fire losses, the result was positive.
In Portugal, with premium totalling €48m (54m), we achieved adequate margins and a positive result. We were not affected by major losses from the forest fires in the summer of 2005. We expect that premium volume in Portugal will fall in 2006, since we decisively forged ahead with the conversion of the earthquake covers into non-proportional reinsurance.
In Latin America, we recorded an increase in premium volume of 23.1% to €389m (316m) thanks to new business acquired. The hurricanes in the Gulf of Mexico burdened the result by approximately €271m before tax. The focus of our business activities in Latin America is on engineering and agricultural insurance. Our strategy of providing comprehensive services on the spot and being represented in the markets through local offices has proved successful – a fact reflected by our leading position.

Asia, Australasia, Africa

Premium volume significantly increased by 26.5%
Pleasing business performance

Responsible for: Middle East, Africa, Asia, Australasia, Greater China, Southeast Asia

		2005	2004	2003	2002	2001
Gross premiums written	€m	**1,910**	1,510	1,676	1,619	1,487
Combined ratio	%	**95.0**	102.3	91.8	86.8	112.5

In contrast to 2004, when Asia – in particular Japan – was badly hit by natural catastrophes, business performance in 2005 was pleasing for the division Asia, Australasia and Africa, despite unchanged exposure to natural hazards in the regions concerned. Especially tropical storms caused less damage in Asia in 2005. Premium volume rose appreciably by 26.5% to €1.9bn (1.5bn). A major portion of this increase was achieved – as planned – in Asian countries with dynamic economic development. The regions of Greater China (Taiwan, Hong Kong, PR China) and Southeast Asia deserve special mention in this context, representing 41% of the division's premium volume.

In addition to the region of Greater China, the markets of Japan, Korea and Australia – producers of some 50% of its premiums – remain the division's core markets. To support the expansion of our business, we therefore provide individual and innovative solutions as well as additional services, e.g. in the area of integrated risk management. Higher cedant retentions – above all in Japan and Australia – work against the expansion of our business. Nevertheless, our premium income in Japan rose by 15.0% to €269m (234m), with positive value added, given the price increases we were able to achieve following the above-average claims burden of the previous year.

In Korea, we expanded our business, partly through covers for direct insurers selling motor insurance. Premium volume climbed by a significant 30.9%, reaching a total of €250m (191m).

As at 1 January 2005, we optimised the structure of our units in Australia and New Zealand. Here, property-casualty business is written directly by our local branch offices, under the umbrella of Munich Holdings of Australasia (MHA). However, with effect from 2005 this business has been booked within the legal entity of Munich Reinsurance Company and is thus directly recognised in its financial statements. Compared with the previous year, premium income for these segments declined by 11.3%, from €406m to €360m. Besides negative currency translation effects, the main reasons for this were consolidations of large local primary insurers and higher client retentions. Strategic partnerships with selected cedants and solutions for specific client requirements – in combination with the ongoing portfolio optimisation of recent years – led to a gratifyingly positive annual result.

As a consequence of supervisory regulations, our subsidiary Munich Reinsurance Company of Australasia (MRA) continues to be responsible for the life and health segments. Premium volume for these segments remained largely unchanged in comparison with the previous year. The following table therefore only includes the figures for the life and health segments for 2005.

Munich Holdings of Australasia*

		2005	Prev. year
Gross premiums written	A$ m	**234**	882
– Life and health	A$ m	**234**	234
– Property-casualty	A$ m	**–**	648
Net earned premiums	A$ m	**234**	243
– Life and health	A$ m	**234**	136
– Property-casualty	A$ m	**–**	107
Loss ratio non-life	%	**–**	76.3
Expense ratio non-life	%	**–**	10.2
Combined ratio non-life	%	**–**	86.5
Result for the year	A$ m	**10.3**	54.3
Investments	A$ m	**460**	709

*Financial statements in accordance with national accounting law.

The outstanding position of Munich Re in Australasia is illustrated by the fact that it was twice named reinsurer of the year in August 2005. The basis for these awards was a vote by the jury of the "Australia and New Zealand Insurance Industry Awards" and a survey among the companies of the Australian and New Zealand financial and insurance sector.

In the Greater China Region, we participated fully for the first time – as planned – in the economy's dynamic growth. This is, on the one hand, the logical consequence of being the first foreign reinsurer to be granted a licence to open a branch in China and, on the other hand, the result of the exponential rise in primary insurers' demand for reinsurance services. Our premium growth in Taiwan largely stems from motor and marine reinsurance, where we tapped new business opportunities. Owing to the cyclical slump in original rates and in line with our rigorous underwriting policy, we reduced our participation in property lines (a sector that is important for Taiwan). In Hong Kong, the result was again very satisfactory. We are the leading foreign reinsurer in this dynamic region, both in terms of result and premium income. Our premium volume in the Greater China region is €499m (200m).

In Southeast Asia we concluded the remediation of our portfolio in 2005. Our premium income grew marginally, and we generated a satisfactory result. We see a further stabilisation of the political conditions in Southeast Asia and expect additional growth impulses for the region, in particular against the background of closer cooperation between the ASEAN nations and China. We positioned ourselves at an early stage in Takaful insurance and anticipate that premium and results will develop positively.
In India, we envisage reinsurance demand reaching about €1bn in ceded premiums in the medium term. Owing to local restrictions, only about a third of market volume is currently accessible to foreign providers. In addition, a major share of the business is strongly underpriced and therefore not interesting to us. Our present premium income still remains low, but given the prospect of the reinsurance market opening up, we expect a significant increase over the next few years. Munich Re is still seeking an adjustment of the legal parameters so that it can obtain a licence to operate an Indian property-casualty branch. The monsoon rains in July had a negative impact on the result for 2005. Since we have steadily optimised our portfolio quality in recent years and have written new policies more selectively, the burden on our portfolio remained limited, despite the severity of the event.
Our subsidiary in Africa, Munich Reinsurance Company of Africa (MROA), remains the leader in the main market of South Africa and in the other 44 African countries south of the Sahara.
In property insurance, we took advantage of the business opportunities offered by the reinsurance of infrastructure projects, such as those launched in preparation for the FIFA World Cup in South Africa in 2010. As a result, our overall premium income rose by 7.5% to R 2,574m (2,394m). Since our claims expenditure was also low, our result for the year grew by 7.4% to R 277.1m.

Munich Reinsurance Company of Africa

		2005	Prev. year
Gross premiums written	Rm	**2,574**	2,394
– Life and health	Rm	**656**	554
– Property-casualty	Rm	**1,918**	1,840
Net earned premiums	Rm	**1,217**	1,148
– Life and health	Rm	**652**	548
– Property-casualty	Rm	**565**	600
Loss ratio non-life	%	**76.7**	55.6
Expense ratio non-life	%	**8.5**	28.6
Combined ratio non-life	%	**85.2**	84.2
Result for the year	Rm	**277.1**	257.8
Investments	Rm	**2,715**	2,760

In the Middle East and North Africa, we benefited from high economic growth in individual countries. Premium income climbed by 33.3% to €84m (63m). Moreover, we exploited interesting business opportunities that arose as a result of market openings in Saudi Arabia, Libya and Syria. Despite the harder competition, business performance was in line with our expectations. This also applies to the countries of northern Africa, where insurance penetration is still very low.
In Israel, there was a decline in the price of indemnity insurance – especially industrial fire insurance. In many cases, we nevertheless maintained the shares we had accepted, as we were able to compensate for the price reductions by taking accompanying measures, for instance by lowering commissions. However, we had to relinquish part of the portfolio.

North America

American Re draws a line under the past
Record hurricane season 2005 raises the demand for reinsurance capacity
Canadian units meet their goals

Responsible for: American Re-Insurance Company, Munich Reinsurance Canada Non-Life Group

		2005	2004	2003	2002	2001
Gross premiums written	€m	**2,672**	3,178	3,987	4,968	4,373
Combined ratio	%	**134.0**	119.3	99.1	168.1	156.8

Gross premiums written by the North America Division decreased by 15.9% to €2.7bn (3.2bn) in 2005. Our strict adherence to a profit-oriented underwriting policy was the main reason for the decline.
The result was burdened by the reserve strengthening of US$1.6bn, after corporate retrocessions, at American Re and the losses from the 2005 hurricane season. The combined ratio for the division increased from 119.3% to 134.0%. The relief effect from the IBNR reserve is included in this figure (see page 69).
The Munich Reinsurance Canada Non-Life Group achieved its objectives despite lower premium volume and the loss burden from a severe storm in Toronto.

American Re

		2005	Prev. year
Gross premiums written	US$ m	**3,760**	4,206
– Life and health	US$ m	**617**	563
– Property-casualty	US$ m	**3,143**	3,643
Net earned premiums	US$ m	**1,258**	1,803
– Life and health	US$ m	**60**	295
– Property-casualty	US$ m	**1,198**	1,508
Loss ratio non-life	%	**182.9**	95.1
Expense ratio non-life	%	**21.2**	26.9
Combined ratio non-life	%	**204.1**	122.0
Result for the year	US$ m	**–1,530.1**	78,9
Investments	US$ m	**14,544**	13,917

Thanks to American Re's disciplined underwriting policy, the profit from business written in 2005, adjusted to eliminate the losses from the hurricanes, was again satisfying. As in previous years, premiums in 2005 declined due to strict cycle management based on our "profitability before growth" policy. Business that did not meet our underwriting and pricing guidelines was not underwritten or was terminated.
The annual result of –US$ 1,530.1m is primarily the consequence of the reserve strengthening at American Re for the years 2002 and earlier. The gross loss caused by the cyclones in 2005 totalled US$ 831m. After retrocessions and before tax, however, the impact of the hurricanes on American Re's result was fairly modest.
In 2005, the losses from the hurricanes in the USA hit a new record, with primary insurers and reinsurers consequently incurring higher-than-expected losses. In the wake of this, prices and the demand for high-security reinsurance covers rose. As one of the most strongly capitalised US reinsurers, American Re is one of the main beneficiaries of this trend.

After an extensive review of the reserves as at 31 March 2005, American Re strengthened its reserves in the second quarter of 2005 by US$ 1.4bn net after corporate retrocessions. This reserve strengthening had become necessary in particular because the run-off of losses incurred in general liability, professional indemnity and workers' compensation in the years 1997 until mid-2002 did not develop as well as expected. Besides this, American Re strengthened the reserves for asbestos and environmental claims as well as for other latent liabilities related to covers written decades ago. The underwriting years in question have become more mature, enabling us to determine the level of reserving with sufficient certainty to draw a line under the various reserve strengthenings of recent years. American Re fundamentally altered its underwriting policy after carrying out organisational and personnel changes in 2002; the successful outcome is reflected in the profitable performance of underwriting years 2003–2005.
To position American Re for future business opportunities, Munich Re executed a comprehensive recapitalisation plan for American Re consisting of a capital injection of US$ 1.1bn, a conversion into capital of intra-Group loans to two intermediate holding companies of US$ 1.6bn (which were virtually irrecoverable), and an optimisation of American Re's retrocession structure as at 1 July 2005. Collectively, these measures significantly enhanced American Re's financial strength, ensuring that it remains one of the most strongly capitalised reinsurers in the USA.
For the second consecutive time, the US insurance market rated American Re "Best Overall Reinsurer in the USA" in the renowned Flaspöhler survey 2005. This award is an incentive for American Re to keep moving on its current path and to remain its clients' preferred reinsurer.

Munich Reinsurance Canada Non-Life Group

		2005	Prev. year
Gross premiums written	Can$ m	**475**	614
– Property-casualty	Can$ m	**475**	614
Net earned premiums	Can$ m	**349**	480
– Property-casualty	Can$ m	**349**	480
Loss ratio non-life	%	**60.2**	64.9
Expense ratio non-life	%	**31.3**	30.0
Combined ratio non-life	%	**91.5**	94.9
Result for the year	Can$ m	**71.5**	61.4
Investments	Can$ m	**1,592**	1,621

Temple Insurance Company and Munich Reinsurance Company of Canada (MROC) together make up the Munich Reinsurance Canada Non-Life Group, which plays a leading role in the Canadian market. For the first time, the results of the two units in the year under review are shown combined.
In setting up Temple Insurance Company about seven years ago, we embraced an innovative concept. Temple primarily provides niche products, such as windfarm business, film insurance or contractors' equipment insurance, which it writes nationwide via a network of specialised underwriters. It also supports the global activities of the Munich Re Group. In 2005, Temple issued primary insurance policies for aviation business written by the Munich Re Group in Canada.
Canada, too, was not spared natural catastrophes in 2005. On 19 August, a severe rainstorm in the Toronto region caused insured losses of Can$ 400m–500m, although MROC's share of this was only about Can$ 9m.
The Group's gross premiums written decreased by 22.6% to Can$ 475m (614m), mainly due to the non-renewal – as planned – of a very large global proportional treaty. With a profit for the year of Can$ 71.5m (61.4m) and a combined ratio of 91.5% (94.9%), however, we achieved our objectives and recorded a very good result.

Corporate Underwriting/Global Clients

Premium income 3.0% lower than in the previous year
Expenditure of €1.1bn as a result of hurricanes

Responsible for: Global clients, Lloyd's, US business, special lines

		2005	2004	2003	2002	2001
Gross premiums written	€m	**3,359**	3,464	4,552	4,699	3,615
Combined ratio	%	**126.0**	94.0	98.0	120.8	160.4

CUGC determines the underwriting standards for the Munich Re Group's non-life business and assures the quality of the business (see page 50 f.), tasks which are to become the responsibility of the Group Corporate Centre within the division. In addition, the division's underwriters write business for specific segments.

The underwriting field comprises a defined number of international cedants, the Lloyd's insurance market and US business written in Munich. We devise comprehensive reinsurance concepts, write major industrial risks and, where possible, participate in mass business. The special segments agriculture, workers' compensation and customised portfolio solutions round off our range of activities.

The high-volume treaties in the portfolio can trigger significant fluctuations in the portfolio's size. In the period under review, the scheduled termination of a large proportional treaty alone led to a reduction in premium in the range of €418m compared with 2004. Premium income dropped by a total 3.0% to €3.4bn (3.5bn).

Hurricanes Katrina, Rita and Wilma had a major effect on the underwriting result for 2005. The combined ratio therefore rose by 32.0 percentage points to 126.0% (94.0%).

Our book of liability business consists mainly of highly exposed risks such as industrial liability and specific segments like pharmaceutical risks, professional indemnity, and directors' and officers' liability reinsurance. Accident reinsurance is experiencing a further rise in the demand for catastrophe covers for accumulation events. Our mass business chiefly comprises motor reinsurance. The results of these classes of business are positive.

In marine reinsurance, the lion's share of the premium volume is generated by our Watkins Syndicate at Lloyd's in London, which also writes policies for oil platforms (offshore energy insurances). Because of the hurricanes, the losses in this area were high and the results were consequently burdened.

In property reinsurance, there is an increased need for protection from high exposures to natural catastrophes such as windstorm or earthquake. The business year was marked by Hurricanes Katrina, Rita and Wilma. The prices for such reinsurance covers had come under a certain amount of pressure before these major hurricanes, but rose significantly in the renewals as at 1 January 2006.

We hold a leading position in agricultural reinsurance. The bulk of our agricultural business stems from the USA and derives largely from federally supported multi-peril crop insurance. The result we achieved in the year under review was also good.

We consolidated our portfolio in workers' compensation reinsurance. Premium volume was therefore down but the result was positive. With a view to realising business potentials, we actively supported reform processes at international level, in particular with regard to adjusting national legal parameters for workers' compensation insurance.

In the highly specialised segment of customised portfolio solutions, we provide our international clients with tailor-made reinsurance solutions for loss portfolios. We continue to see attractive long-term business opportunities here.

Special and Financial Risks

Performance of aviation, space, trade credit and bonding reinsurance again very pleasing
Natural catastrophes impact result with €395m

Responsible for: Aviation and space, credit and bonding, enterprise and contingency risks, Munich-American RiskPartners, New Re Geneva, Great Lakes UK, Munich American Capital Markets

		2005	2004	2003	2002	2001
Gross premiums written	€m	**2,031**	2,044	2,284	2,485	1,787
Combined ratio	%	**110.5**	78.9	92.9	116.5	140.9

The division Special and Financial Risks again achieved very satisfactory results in trade credit and bonding, aviation and space reinsurance in 2005. Nevertheless, we were not able to offset the exceptionally high burdens from natural catastrophe losses incurred by major industrial clients.
Our expenditure for large and very large losses increased 3.6-fold compared with the previous year. The combined ratio, including recoveries from our retrocessionaires for Hurricane Katrina, deteriorated to 110.5% (78.9%). The income from and expenses for our retrocession cover for the reinsurance group as a whole are accounted for in Special and Financial Risks.
Premium volume decreased slightly to €2.03bn (2.04bn), in particular because we also declined business transactions for which we could not obtain the necessary prices. We anticipate stable premium income for 2006.
In 2005, the premium volume in aviation and space declined by around €100m to €748m. The results we achieved in both segments were again clearly positive.
In aviation, market loss expenditure was lower than the long-term average, despite the higher number of plane crashes compared with 2004. Premium levels continued to fall but largely remained within the range we had expected. We turned down individual offers whose prices were significantly below our requirements.
Our space underwriting unit, which was founded 25 years ago, is by far the greatest risk carrier in the global market. The premium rates for the operation of satellites (in-orbit insurance) remained stable, whereas those for launch insurance dropped marginally.
In credit and bonding business, we reinsure default risks that are related to the sale of goods and services or accepted via bonds. The worldwide primary insurance and reinsurance market in this segment again recorded good results in 2005, with a lower number of major losses and stagnating or even marginally decreasing insolvencies in the core markets of France, Germany and Spain having a positive impact.
Munich Re again achieved a clear profit in its core field of business trade credit and bonding in 2005. However, reinsurance premium volume in the European industrial countries barely increased and growth was predominantly generated by the USA and Asia. For this reason and owing to higher client retentions, total premium income reduced to €484m (574m). As we set up additional reserves for the financial institutions segment, which is also included in our credit business, we recorded a lower overall profit.
The structuring of capital market solutions for the Munich Re Group, which we have concentrated in our subsidiary Munich American Capital Markets, was expanded as scheduled. Growth was especially significant in the weather derivatives segment.

Business written in the summer months performed very favourably. For the winter months 2005/06 we achieved a viable volume with a well-diversified portfolio. We also concluded contracts for intellectual property financing and other structured credit derivatives. Beyond this, Munich Re acquired additional protection through the securitisation of catastrophe risks on the capital markets. The transaction, carried out by Aiolos Ltd., protects us against loss events from windstorms in western Europe in the period from November 2005 to April 2009.
If peak wind speeds of over 27 m/s are recorded at five adjoining weather stations in Germany and four other countries and an exposure-weighted windstorm index value is exceeded, Munich Re will receive the proceeds from placing the bond (€110m). The funds, invested in AAA bonds, are held in a trust account and investors receive interest of 4.75% over EURIBOR for assuming the windstorm risk.
The transaction does not give rise to any risks for us as potential beneficiary. Aiolos Ltd. has not been consolidated in the financial statements.
In the previous year, we had already initiated the centralisation of our underwriting for enterprise risks, contingency risks and political risks. This allowed us to take advantage of significantly more business opportunities and to raise our premium volume. We focused not only on established business fields such as cancellation-of-events insurance (in the area of sports and music) but also on future-oriented technologies, such as cover for renewable energies, as well as on individual insurance concepts in the areas of residual value insurance and weather insurance.
Our clients in the alternative markets segment are large industrial firms that generally offer their business either direct or via captives, i.e. via insurance companies belonging to an industrial group. This business segment is handled by our subsidiary Munich-American RiskPartners (MARP), which has offices in Munich and London.
In 2005, we were able to expand liability business outside the USA in special segments such as directors' and officers' liability at risk-adequate prices. Moreover, we developed and implemented innovative cover concepts with selected clients. In property reinsurance – above all in the USA and in the global energy sector – we achieved appreciably better prices in the last quarter of the year. On the whole, premium income was higher than last year.

Owing to the hurricanes in the USA – Katrina, Rita and Wilma – this sector of our business recorded a negative result.
Our Swiss subsidiary New Re, whose focus in traditional reinsurance is on non-proportional covers, enhanced its position in most European markets. It profited from the continued shift in demand from proportional to non-proportional covers. New Re also acquired new business in life reinsurance and in non-traditional forms of reinsurance. Premium volume grew to Sfr 868m (630m).
High burdens from natural catastrophes, for instance from the hurricanes in the USA and the severe floods in Switzerland, led to a combined ratio of 117.6%. The result for the business year totalled Sfr 18.9m.

New Reinsurance Company*

		2005	Prev. year
Gross premiums written	Sfr m	**868**	630
– Life and health	Sfr m	**375**	240
– Property-casualty	Sfr m	**493**	390
Net earned premiums	Sfr m	**827**	693
– Life and health	Sfr m	**379**	298
– Property-casualty	Sfr m	**448**	395
Loss ratio non-life	%	**117.6**	75.7
Expense ratio non-life	%	**19.9**	21.3
Combined ratio non-life	%	**137.5**	97.0
Result for the year	Sfr m	**18.9**	85.9
Investments	Sfr m	**3,542**	2,876

Financial statements in accourdance with national accounting law.

Our retrocession programme, which we redefine every year, is an important instrument of our risk and capital management. Based on principles drawn up in integrated risk management, the Corporate Retrocessions Department manages and optimises the retrocession cover for the whole reinsurance group. This cover employs traditional reinsurance solutions and capital market products and centres on protection against major losses from natural catastrophes. In 2005, the retrocession programme proved very effective and contributed significantly to the Group's result. Altogether, retrocession cover for 2005 reduced the combined ratio for the reinsurance segments by 1.4 (–1.6) percentage points.

Primary insurance

Health insurance strongest growth engine thanks to supplementary insurance products
Combined ratio again low at 93.1%
High investment result of €5.9bn thanks to favourable capital markets

The Group's primary insurers essentially comprise the ERGO Insurance Group, Europäische Reiseversicherung and the Watkins Syndicate. Until the fourth quarter, they also included the Karlruher Insurance Group. ↗ Together, they are active in nearly all branches of life, health, property and casualty insurance. Around 81% of their premium income derives from Germany. The remaining 19% stems above all from other European countries. The bulk of business is therefore transacted in euros.

Overview and important key figures

		2005	2004	2003	2002
Gross premiums written:					
– Property-casualty	€m	**5,242**	5,202	5,082	4,841
– Life and health	€m	**12,330**	12,324	12,558	11,752
Loss ratio property-casualty	%	**57.8**	57.5	60.2	62.7
Expense ratio property-casualty	%	**33.5**	33.8	35.4	36.4
Combined ratio property-casualty	%	**91.3**	91.3	95.6	99.1
Combined ratio legal expenses	%	**99.8**	98.9	99.2	101.8
Combined ratio property-casualty including legal expenses insurance	%	**93.1**	93.0	96.4	99.9
Consolidated result property-casualty	€m	**581**	292*	–131	–348
Consolidated result life and health	€m	**594**	25*	–960	–591

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Our primary insurers performed very well in the past year. The operating result improved by 242.9% to €1,519m (443m) compared with the good previous year, thanks to a pleasingly low number of losses and the very good investment result. All in all, the consolidated result grew by 270.7% to €1,175m (317m) and thus clearly exceeded our original expectations.

Gross premiums written were up 0.3% to €17.6bn (17.5bn), with health insurance accounting for most of this growth.

In the fourth quarter, we sold our majority stake in Karlsruher Lebensversicherung AG, the parent company of the Karlsruher Insurance Group, to Württembergische Lebensversicherung AG for €338m. The deconsolidation of the Karlsruher Insurance Group contributed approximately €120m after taxes on income to our consolidated result. The extensive restructuring of ERGO's management organisation reinforced our view that it would not make sense to integrate Karlsruher's sales channels, with their strong regional orientation, into ERGO's nationwide sales forces. In addition, in its existing form the Karlsruher Insurance Group was not large enough to subsist on its own in a market that is increasingly consolidating.

We considered the various bidders and concluded that Württembergische with its business concept and bid price was the most convincing.

Result

The two primary insurance segments property-casualty and life and health contributed €581m (292m) and €594m (25m) to the consolidated result. The overall result for primary insurance was thus 270.7% higher than in the previous year. ↗

The operating result of the two segments climbed from €0.4bn to €1.5bn, a 242.9% increase. This was attributable to the favourable performance of the bond and equity markets, which we used to further reduce our shares in the financial sector.

Primary insurance result

All figures in €m	**2005**	2004	2003	2002	2001
Operating result	**1,519**	443*	–369	–895	463
Consolidated result	**1,175**	317*	–1,091	–959	561

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

In property-casualty insurance (including legal expenses insurance) the combined ratio of 93.1% (93.0%) was only marginally higher than the previous year's extremely low level but it was nevertheless well within our target of 95%. This is all the more pleasing given that there were several major losses. Loss frequency in motor insurance remained low.

Premium

Premium income developed positively especially in health insurance, where it increased by 7.8%. In life insurance, gross written premiums, which include savings premiums for unit-linked life insurance and capitalisation products (e.g. "Riester" pensions), rose somewhat more slowly than overall premium income. The growth of 0.8% in property-casualty business was on the same level as the market as a whole.

All in all, our primary insurers wrote premium income of €17.6bn (17.5bn), representing growth of 0.3%. The deconsolidation of the Karlsruher Insurance Group as at 1 October 2005 had an impact on the development of premium volume. If the Karlsruher Insurance Group had been included in the consolidated group for the whole year, growth would have been approximately 1.6 percentage points higher.

As in the previous year, the premium volume of our primary insurers accounts for about 46% of the Munich Re Group's total premium income.

Gross premiums overall in €bn

Status: 31 December 2005



2001
15.7
2002
16.6
2003
17.6
2004
17.5
2005
17.6

In the business year ended, our life insurers' premium income was down 4.5% to €7.4bn (7.8bn). As expected, new business remained 11.7% below the high level of the previous year, when policies were being purchased in anticipation of the change in fiscal parameters in 2005. ↗

The sale of unit-linked products was satisfactory, and life insurance products such as "Riester" pensions also sold better than planned.

Gross premiums in the life segment in €bn
Status: 31 December 2005


2001
7.1
2002
7.5
2003
8.0
2004
7.8
2005
7.4

Our health insurers' premium income showed a strong rise of 7.8% to €4.9bn (4.5bn). Price increases at the beginning of 2005, which had become necessary due to rising ↗ healthcare costs, strengthened growth in German business. Moreover, we achieved good results with supplementary insurance sales.

Gross premiums in the health segment in €bn
Status: 31 December 2005


2001
4.0
2002
4.2
2003
4.5
2004
4.5
2005
4.9

Premium income in property-casualty insurance, including legal expenses insurance, grew slightly by 0.8% to €5.3bn (5.2bn). Personal lines business expanded especially in liability and homeowners' insurance, whereas motor ↗ insurance declined. Adjusted to eliminate the effect of the sale of ERGO's subsidiary Nieuwe Hollandse Lloyd Verzekeringsgroep N.V. (NHL) as at 30 June 2005, premium growth amounted to 1.6%.

Gross premiums in the property-casualty segment in €bn
Status: 31 December 2005


2001
4.6
2002
4.8
2003
5.1
2004
5.2
2005
5.3

Reporting by subgroup

In reporting on our primary insurance operations, we follow the structure of our subgroups, in each case referring to our subsidiaries' individual or consolidated financial statements in accordance with IFRS.

ERGO Insurance Group

Consolidated result of €782m significantly higher than in previous year
Further reinforcement of franchise strength
Implementation of new management structure completed

		2005	2004	2003	2002	2001
Gross premiums written	€m	**15,919**	15,569	15,566	14,775	13,922
Net earned premiums	€m	**14,253**	13,736	13,700	12,954	11,976
Combined ratio	%	**90.0**	90.1	89.7	97.6	98.2
Consolidated result	€m	**782**	236*	–1,431	–1,212	655
Investments	€m	**100,193**	97,001	91,370	87,012	89,271

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

In the year under review, ERGO clearly improved its result in all areas thanks to continued good underwriting results and favourable capital markets. In addition, with its new management organisation, ERGO made its decision-making channels, structures and processes simpler and more efficient. Thus, in 2005, we took a great step forward on the way to achieving homogeneous management structures – a path we have pursued consistently since ERGO's formation. We have optimised steering and planning processes. At the same time, we are working on standardising the IT landscape by creating a common health insurance platform to complement the ones we have already set up for life and property-casualty (see page 108 f.). We have also largely harmonised our pricing – for instance in motor insurance.

Marketing

The brand names of ERGO's operative insurance companies continue to be of great significance. They are the cornerstones of ERGO's great franchise strength, as its strategy involves using multiple sales channels to gain access to clients. ERGO has a sales force of over 21,000 self-employed insurance agents working closely with brokers and strong partners. Its exclusive cooperation with HypoVereinsbank, which will not be ended by the merger between HVB and UniCredit, generated new business volume of €293m (334m) in 2005.

The joint venture KarstadtQuelle Finanz Service contributed €85m (87m) of new business volume. Moreover, in March of the year under review, an agreement was concluded with parts of Postbank AG to cooperate on cross-selling the insurance products offered by Hamburg-Mannheimer and DKV, as well as the fund products provided by MEAG.

Result

In 2005, the ERGO Insurance Group's operating and consolidated results exceeded the previous year's figures and planning values. Its operating result increased by 192.1% to €1,128m (386m). The underwriting result was again good owing to satisfactory loss ratios and unchanged cost discipline, factors which in combination with the exceptionally high investment income were responsible for the increase in the consolidated result by 231.0% to €782m (236m). Favourable capital markets were helpful in reducing shares above all in the financial sector. For instance, we realised a substantial capital gain from the sale of shares in BHW and Commerzbank and from the merger between HVB and UniCredit. This gain and higher regular income caused the investment result to rise by 30.7% to €5,597m (4,283m). Claims expenditure in 2005 remained at the same low level as in past years. Consequently, the very good combined ratio of 90.0% in property-casualty insurance was again slightly better than the previous year's exceptionally low 90.1%. In legal expenses insurance, the combined ratio remained below the 100% mark, at 99.7% (98.9%).

The cost-reduction programme initiated in 2002, allowing us to achieve sustained reductions of €300m per year, was successfully concluded as planned in 2005. Cost discipline will continue to play a major role at ERGO going forward.

Premium

As in primary insurance as a whole, the ERGO Group's premium income developed positively, especially in health ↗ insurance. In life insurance, there was a 2.5% rise in total premium income, i.e. including savings premiums for unit-linked life insurance and capitalisation products (e.g. "Riester" pensions). Gross premiums written, by contrast, experienced a slight decline of 0.2%. In property-casualty insurance, our gross premiums remained nearly stable, as did the market volume. Overall, gross premiums written were up 2.2% to €15.9bn (15.6bn).

Gross premiums by segment



Life
42% (44%)
Health
31% (29%)
Property-casualty
22% (22%)
Legal expenses
5% (5%)

ERGO gross premiums

All figures in €m	**2005**	2004	2003	2002	2001
Life	**6,757**	6,768	6,954	6,443	6,029
Health	**4,892**	4,537	4,547	4,238	4,010
Property-casualty	**3,419**	3,420	3,278	3,352	3,160
Legal expenses	**851**	844	787	742	723
Total	**15,919**	**15,569**	**15,566**	**14,775**	**13,922**

In life insurance, the ERGO Group recorded an increase in premium income of 2.5% to €7.5bn (7.3bn). Unit-linked policies and capitalisation products sold especially well. We benefited considerably from the surge in demand for "Riester" products. Gross written premiums under IFRS, which do not include the savings premiums of unit-linked life insurance and capitalisation products, were down by a marginal 0.2% to €6.76bn (6.77bn).

New business in Germany was influenced by changes in the tax environment at the beginning of 2005. As anticipated, it was significantly lower (by 11.7%) than in the previous year because of a moderate first half-year and the particularly strong fourth quarter of 2004. Sales (especially in the first quarter of 2005) clearly show that policies were taken out in the fourth quarter of 2004 in anticipation of the tax changes. In the second quarter, however, sales started to pick up again. Not surprisingly, the strong fourth quarter of the previous year could not be matched in 2005. For our clients, however, endowment insurance continues to be an attractive product, despite the new tax rules.

In the health segment, premium income appreciated strongly by 7.8% to €4.9bn (4.5bn). This was attributable to good organic growth abroad and above all to higher volumes of German business, the latter being mainly the result of price increases at the beginning of 2005, which had become necessary due to rising healthcare costs. We were also very successful in selling supplementary insurances. Here, we expanded our client base by 10.7%, due to some extent to our partnerships with statutory health insurers in Germany. In addition, the good sales figures point to the growing awareness among clients that they themselves must bridge the gaps in state health insurance coverage by taking out private insurance.

In our comprehensive health insurance business, the number of insured persons remained nearly constant. The integration of the insurance companies we had acquired in the previous year is going according to plan and was successfully concluded for Zürich Krankenversicherung in 2005; for Globale Krankenversicherung integration will be finalised by the end of the first quarter 2006.
Various ventures in other countries have created new market potential. One example is the project adopted in the year under review by ERGO's Spanish subsidiary DKV Seguros to provide cover for the public healthcare system in the Spanish province of Denia for a period of 15 years starting in 2007.
Premium income in property-casualty insurance remained constant at €3.44bn (3.44bn), as there was virtually no growth in our most important market, Germany. Domestic business, which accounts for the major share of the segment's premium volume, only registered a slight decrease of 1.6%. The sale of the Dutch ERGO subsidiary, NHL, as at 30 June 2005 had the effect of reducing growth in our foreign business, which increased by 5.5%. Adjusted to eliminate the effect of this sale, growth totalled 13.5% in foreign business.
With our introduction of a new motor tariff as at 1 July to take account of additional and more individual client risk features, we have responded to the keener price competition in German motor insurance, while remaining true to our principle of "profitability before growth". Thus, we recorded a decrease in premium income of 2.8% in motor insurance. In Germany, personal lines business expanded especially in liability and homeowners' insurance.
Gross premiums in legal expenses insurance rose marginally by 0.8% to €851m (844m), the increase in foreign business being somewhat more pronounced.

Karlsruher Insurance Group

Consolidated result of €10.2m, lower than in the same period of the previous year
Strengthened risk provision in property-casualty
Deconsolidation with effect from 1 October 2005

		2005*	2004	2003	2002	2001
Gross premiums written	€m	**890**	1,285	1,328	1,346	1,350
Net earned premiums	€m	**701**	1,028	1,056	1,082	1,278
Combined ratio	%	**110.3**	101.5	104.9	112.3	104.3
Consolidated result	€m	**10.2**	21.2	1.0	17.9	–18.0
Investments	€m	**12,708**	12,320	11,810	12,368	12,153

*For the business year 2005, the consolidated financial statements include the Karlsruher Insurance Group only until 30 September 2005, as the company was sold to Württembergische Lebensversicherung AG (see page 61), making a comparison with the previous year's figures of limited value.

Marketing

Karlsruher Insurance Group pursues a multi-channel distribution strategy focused on an exclusive Germany-wide sales organisation. In life insurance, it also cooperates closely with banks, partnerships that are especially successful in southwestern Germany. In addition, Karlsruher works with brokers.

Result

The operating and consolidated results of the Karlsruher Insurance Group in the first nine months of the year were below the high level reached in the same period of the previous year, partially owing to weak new business in life insurance. Besides this, the claims reserves in property-casualty insurance were significantly increased for numer-

ous legacy losses, in particular severe personal injuries. In establishing these reserves, Karlsruher took into account the rise in health and long term care costs, which are likely to continue to considerably exceed regular inflation rates. Owing to this special effect, the combined ratio in the first nine months of the year deteriorated to 110.3% compared with the same period of the previous year (100.9%).
Thanks to the positive developments in the financial markets, the investment result reached €479m by 30 September 2005, an improvement of 12.2% compared with the first three quarters of the previous year. ↗

Premium
In life insurance, there was a substantial overall decline in new business in 2005 following a record year in 2004, and Karlsruher did not escape this trend. In the first nine months of the year, total new business premiums in relation to the overall term of insurance dropped by 20.6% to €1.14bn compared with the same period last year. Karlsruher's development was thus better than that of the insurance industry as a whole.
The decrease in new business caused gross premiums written in life insurance in the first nine months to fall to €681m.
In property-casualty insurance (including legal expenses insurance) gross premiums written reduced as a result of our consistent remediation of the portfolio.

Europäische Reiseversicherung

Profitable growth above all in foreign business
Consolidated result stabilised

		2005	2004	2003	2002	2001
Gross premiums written	€m	**343**	316	305	307	309
Net earned premiums	€m	**286**	267	255	260	272
Combined ratio	%	**97.1**	94.6	96.4	102.7	107.9
Consolidated result	€m	**2.0**	10.8	5.0	–4.5	–16.1
Investments	€m	**151**	179	156	148	159

Marketing
Europäische Reiseversicherung (ERV) works with over 17,000 partners in the tourist industry, making it the market leader. These partners include major groups as well as individual travel agents. Europäische Reiseversicherung, the European Travel Insurance Group, is represented in all the main European countries through its international network of subsidiaries and affiliates. It accompanies its marketing partners in their expansion throughout Europe.
In order to be able to react to frequent changes in travel patterns, EUROPÄISCHE offers products specially tailored to budget travel, city trips, package tours, study tours and cruises.
EUROPÄISCHE continued to expand the segment of business travel insurance in Germany. It successfully launched products for groups of companies as well as for small and medium-sized enterprises. Its Scandinavian subsidiaries are leaders in their markets in business travel insurance. In Sweden and Denmark, more than 50% of EUROPÄISCHE's gross premium income is attributable to this line of business.
In cooperation with ETIG (European Travel Insurance Group), an alliance of European travel insurers, EUROPÄISCHE has created an international online booking platform. By introducing innovative technology, it has gained a major competitive edge in the growing market of online travel reservation.
In recent years, Germans have booked a rising number of inland trips. To tap this potential, EUROPÄISCHE has launched a marketing campaign, including a new commission-based system for brokering travel insurance that takes this trend into account.

Result

EUROPÄISCHE's result was generated primarily outside Germany, in particular in the Scandinavian countries. As part of its remediation programme initiated in 2002, it divested itself of loss-making sales partners. Agencies and other sales partners are strongly involved in the result planning.

As a consequence, the expense ratio was stabilised in 2005. Because of additional loss burdens, the ERV Group's combined ratio climbed to 97.1% (94.6%). Much more significant for the development of the Group's result, however, was the change in the way the German fiscal authorities view the issue of insurance tax on health insurance provided in insurance packages. This insurance will be subject to taxation in future and, as the tax will also apply with retroactive effect, EUROPÄISCHE had to set up an almost double-digit million euro tax provision at short notice. The consolidated result therefore fell to €2.0m (10.8m). ↗

Premium

Although in 2005 the travel industry was not affected by exceptional events like the tsunami, subdued demand curbed premium growth in Germany. The uncertain economic situation in Germany contributed to this weak performance. In addition, there was a continued trend towards booking bargain holidays, for which insurance is often not taken out.

In 2004, ERV Munich set up new branch offices in Poland and the United Kingdom which, in their first full year of business, accounted for more than 10% of premium income. EUROPÄISCHE improved its gross premiums group-wide from €316m to €343m, with the share of foreign business in its premium volume remaining more or less constant at 46% (47%).

Watkins Syndicate

Core business severely affected by Hurricanes Katrina and Rita

Annual result in the medium-term target range, despite natural catastrophes

		2005	2004	2003	2002	2001
Gross premiums written*	£m	**258**	208	229	208	172
Net earned premiums*	£m	**197**	172	162	103	98
Combined ratio*	%	**110.0**	83.5	87.2	93.3	124.8
Result for the year*	£m	**–13**	33	23	10	–23
Investments*	£m	**403**	378	282	187	99

*Financial statements in accordance with national accounting law.

Marketing

The syndicate, which operates within Lloyd's of London, is one of the leading primary insurers in international marine business. For Munich Re, the market leader in global marine business, the syndicate is an integral part of our corporate strategy and maintains close contact with Lloyd's, still the most important marine insurance market.

In addition to its presence at Lloyd's, the syndicate has developed a wide and efficient distribution network through its branch offices in Hong Kong and Singapore. Pursuing our strategy of organic growth, we established a branch office in Dubai in 2005. These branch offices allow us to make the best use of the growth potential offered by the emerging markets in the Middle and Far East. In addition, we diversify the risk with our subsidiaries Northern Marine Underwriters Ltd. and Groves John & Westrup Ltd., specialising in local marine cargo and pleasure craft hull insurance. They significantly contribute to profitable growth and act as a stabilising balance to the volatility of Lloyd's business. The syndicate writes business in the main marine classes, excluding ocean hull business, from which it withdrew in 2000 due to inadequate profitability expectations. It focuses on the areas of offshore energy insurance, where Munich Re is recognised as the global market leader, and on cargo and marine liability, in which it can draw upon sound underwriting expertise and high professional competence.

Result

The devastating hurricane season in the Gulf of Mexico had a massive impact on the result for 2005. The local oil platforms were affected by Hurricanes Katrina and Rita to an unprecedented degree. The two hurricanes are among the largest losses ever to affect the marine market. Owing to our strongly diversified portfolio and our risk management, we succeeded in keeping the result for the year within reasonable bounds at –£13m (33m). The highly positive results of previous years ensured that, despite the year's burdens, we achieved our return targets on a multiple-year average. The combined ratio amounted to 110.0% (83.5%), of which approximately 23.8 percentage points were attributable to the enormous hurricane burdens.

Premium

We systematically used the favourable market cycle of recent years to achieve selective growth. As a consequence, premium volume rose by 24.0% to £258m (208m) in 2005, allowing us to secure an outstanding position in the market. To consolidate this position, we improved our risk profile through diversification in other markets and business segments such as local cargo and yacht insurance, thus complementing traditional Lloyd's business by building up a balanced portfolio with broad market penetration and less volatility.

Asset management

Very good investment result of €10.8bn for the Munich Re Group
Further reduction of shareholdings in the banking and insurance sector
Increase in business with third-party institutional investors

In this section, we report on the performance of the Group's own investments, derived almost entirely from our core business fields of reinsurance and insurance. In addition, we provide information on third-party business, where we manage the assets of non-Group institutional investors and private investors.

Overview and important key figures

Around 94% of the assets under management derive from the Munich Re Group's own investments. The vast majority of these are managed by MEAG MUNICH ERGO AssetManagement GmbH, a 100% subsidiary of Munich Re and ERGO, while ERGO Trust GmbH for the most part develops and markets real estate products with an international orientation for Group companies and external investors. ↗

Together, MEAG and ERGO Trust had investments of €154.9bn (143.5bn) under management for the Group as at 31 December 2005. The other Group investments are managed by the units MEAG New York and MEAG Hong Kong and by the insurance companies of the Munich Re Group themselves.

At the same time, we also offer our expertise in asset management to partners outside the Group, thus tapping additional sources of earnings. As at 31 December 2005, therefore, MEAG Munich and ERGO Trust had investments of €10.2bn (12.8bn) under management for investors not belonging to the Group. ERGO Trust's concentration on the real estate sector and its resulting withdrawal from other financial investments led to a decline of the assets managed for third parties.

Assets under management

		2005	2004
Group's own investments	€bn	**168.6**	158.4
Third-party investments	€bn	**10.5**	13.2
Group asset management result	€m	**30**	–45*

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

After recording a loss of €45m in 2004, our asset management segment achieved a positive result again in the year under review, posting a profit of €30m.

With the formation of MEAG in 1999 and the related concentration of asset management within the Group, we created the basis for optimising the management of our Group's investments. In 2005, we further consolidated the Munich Re Group's asset management activities under MEAG: with effect from 21 June 2005 MRACM (Munich Re Asia Capital Management Ltd.) was renamed MEAG Hong Kong Ltd., whilst as from 15 July 2005 MRCM (Munich Re Capital Management Corp.) became MEAG New York Corporation. We will continue the bundling of our asset management operations in 2006 by merging the real estate activities of ERGO Trust GmbH and MEAG under the roof of MEAG in Munich. Our motivation is to take greater advantage of the opportunities offered by the international real estate markets for meeting the Munich Re Group's investment requirements and to systematically expand institutional third-party business.

Investments of the Munich Re Group

Investment principles

We only make investments in assets from which we expect an appropriate return, at the same time attaching great importance to security, liquidity and diversification. We reduce currency risks by matching our expected liabilities with assets in the correlated currencies.

Besides this, the Munich Re Group keeps sufficiently liquid funds available to meet its payment obligations at all times. Finally, we take care that the maturities of our investments are geared to patterns of our liabilities.

We provide details on asset-liability management on page 99. The methods we use for controlling the various investment risks are described in detail in the risk report on page 123.

Munich Re's investment strategy also takes account of sustainability criteria. One of the goals we have set ourselves is to ensure that 80% of our equities and corporate bonds are included in recognised sustainability indices. We have already surpassed this target. In the case of government bonds, we have achieved a gratifying rate of around 95% compliance in terms of the indices in question.

Development and structure of investments

As at 31 December 2005, the Munich Re Group's investments amounted to €177.2bn (178.1bn), down 0.5% on the previous year. The deconsolidation of the Karlsruher Insurance Group reduced Group investments by around €12bn compared with the previous year, especially in the area of fixed-interest securities. In our portfolio of non-fixed-interest securities, on the other hand, we recorded price gains. We invested the cash flows from underwriting business largely in fixed-interest securities and loans.

Investment mix

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**31.12. 2005**	31.12. 2004	**31.12. 2005**	31.12. 2004	**31.12. 2005**	31.12. 2004	**31.12. 2005**	31.12. 2004	**31.12. 2005**	31.12. 2004	**31.12. 2005**	31.12. 2004
Land and buildings, including buildings on third-party land	**663**	731	**759**	928	**4,169**	6,634	**179**	710	**28**	43	**5,798**	9,046
Investments in affiliated companies	**18**	14	**20**	16	**34**	45	**101**	69	**11**	14	**184**	158
Investments in associates	**64**	625	**175**	753	**451**	1,726	**400**	543	**38**	78	**1,128**	3,725
Loans	**74**	40	**68**	34	**23,192**	19,279	**1,444**	929	**17**	28	**24,795**	20,310
Other securities held to maturity	**–**	–	**–**	–	**432**	518	**13**	44	**–**	–	**445**	562
Other securities available for sale												
– Fixed-interest	**17,478**	15,230	**27,487**	24,707	**50,106**	57,791	**4,010**	4,533	**25**	9	**99,106**	102,270
– Non-fixed-interest	**5,883**	4,373	**6,912**	5,473	**10,198**	10,822	**2,345**	1,999	**8**	19	**25,346**	22,686
Other securities held for trading												
– Fixed-interest	**13**	–	**545**	–	**32**	61	**310**	290	**–**	–	**900**	351
– Non-fixed-interest	**–**	–	**4**	–	**–**	1	**5**	5	**–**	–	**9**	6
– Derivatives	**133**	54	**151**	61	**685**	185	**1**	–	**–**	–	**970**	300
Deposits retained on assumed reinsurance	**6,740**	6,554	**7,610**	7,778	**225**	191	**6**	7	**–**	–	**14,581**	14,530
Other investments	**321**	264	**539**	576	**638**	1,403	**276**	253	**705**	373	**2,479**	2,869
Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–	**1,430**	1,319	**–**	–	**–**	–	**1,430**	1,319
Total	**31,387**	**27,885**	**44,270**	**40,326**	**91,592**	**99,975**	**9,090**	**9,382**	**832**	**564**	**177,171**	**178,132**

*After elimination of intra-Group reinsurance across segments.

Distribution of investments as at 31.12.2005 (31.12.2004)


Miscellaneous investments 12% (12%)
Shares and equity funds 13% (12%)
Fixed-interest securities 57% (58%)
Real estate 3% (5%)
Participating interests 1% (2%)
Loans 14% (11%)

The structure of our investments has changed only slightly compared with the previous year. The decrease in our real estate portfolio is partly due to the reclassification of owner-occupied land and buildings to the item "other assets", which has now been concluded. The portfolio also declined owing to the sale of the Karlsruher Insurance Group. The proportion of the interest-sensitive items fixed-interest securities and loans increased by 2 percentage points to 71% as a consequence of new investments and price gains on bonds. Investments in affiliated companies and associates fell markedly, owing to sales of shareholdings as part of our diversification and streamlining strategy. HypoVereinsbank AG was previously recognised as an associate of the Munich Re Group. After exchanging our HVB shares into UniCredit stock, we show the resultant equity investment under securities available for sale, since we do not exercise a significant influence on UniCredit. By contrast, our portfolio of shares shows an increase due to the positive performance of share prices. Together, the two items make up some 14.1% of our total investments at carrying amounts at the end of 2005, compared with 13.9% in the previous year.

The majority of the derivatives in our portfolio at year-end (see notes to the consolidated financial statements, page 170 ff.) are for hedging our equity investments against possible price losses. The life insurers in the ERGO Group in particular use interest-rate derivatives to protect their regular investment income in the long term against the reinvestment risk in the event of falling interest rates.

Real estate

The focus in our real estate investments is on further optimising the return profile and risk profile. To this end, we continually monitor existing items with regard to their long-term profitability and future exposure to risks. The size and liquidity of the market is an important criterion for our investment decisions. We are rejuvenating the portfolio on an ongoing basis. To provide for greater regional diversification, we are selling directly held property in Germany and investing instead in top-class real estate primarily located in major European cities. In some cases we also invest in Asia and the USA to give the portfolio a more international spread. Our aim is to ensure a predictable earnings contribution from real estate.

In 2005, we continued our portfolio remediation, selling property which had reached a point in its life cycle where value development was likely to be below average. This resulted in gains on disposal of some €33m.

Owing to losses in value, various items had to be written down to their recoverable amount in the period under review. Impairment losses and depreciation on the overall portfolio totalled €446m.

Shareholdings in insurance companies and other financial services providers

In the past business year, the Munich Re Group further reduced its shareholdings in German financial services providers, thus lowering the concentration risk. The ERGO Insurance Group sold its 9.2% interest in BHW Holding in the first quarter with a gain on disposal amounting to a good €60m. In the second quarter, we cut back our stake in Commerzbank to just under 5%, realising a gain of around €130m. Our shareholding in Allianz, which still amounted to 9.0% at the start of the year, was reduced to just under 5% in the second and third quarter, yielding an overall capital gain of €550m.

The Munich Re Group had a total stake of 18.3% in the share capital of the HVB Group and accepted UniCredit's exchange offer to HVB shareholders. After the exchange, the Munich Re Group sold 1.86% of its resultant stake in UniCredit's share capital and now has a shareholding of under 5%. A little under half of this is held by Munich Reinsurance Company and the remainder largely by companies of the ERGO Insurance Group. The exchange transaction resulted in a net capital gain of €1.15bn. Through its participation in the newly formed major European bank and the subsequent partial sale, the Munich Re Group has further diversified its investment in the banking sector.
The sale of Munich Re's 90.1% shareholding in Karlsruher Lebensversicherung focuses Munich Re's primary insurance activities on the ERGO Insurance Group, the Europäische Reiseversicherung Group and Watkins Syndicate. This transaction resulted in a one-off profit contribution of around €120m.

Fixed-interest securities

Bearing in mind the interests of their policyholders, the primary insurance companies in the Munich Re Group concentrate on achieving a competitive net return. In order to earn sufficient regular income for this, they have invested in fixed-interest securities with longer terms to maturity and correspondingly higher coupon rates. In the year under review, we only slightly changed the duration – i.e. average capital commitment – of the bond portfolios in the Group. As at the balance sheet date, the duration was at the same level as in the previous year (6.2 years). Owing to pronounced low-interest-rate phase and the further fall in interest rates over the course of the year, the valuation reserves of our fixed-interest securities and loans developed positively.

Equities and equity funds

In 2005, we continued our strategy of diversifying our equity investments more strongly. As described above, we sold shares in the banking and insurance sector and reduced our shareholding in MAN in the first quarter from around 7% to a small stake.
In the course of the year, there was nevertheless growth in the portfolio of equities and equity funds, which are carried at fair value in the balance sheet. The reason for this was the good performance of the stock market, which caused the balance sheet reserves of our equity holdings to grow. We took advantage of the low volatility of the equity markets to hedge parts of the portfolio cost-effectively using derivative financial instruments. At the end of the year, the ratio of equities to total investments – on a market-value basis – amounted to 14.0%. After taking account of hedging transactions, it was 13.4%.

Valuation reserves

The difference between the fair value of our investments and their balance sheet value developed very positively on the whole:

Valuation reserves not recognised in the balance sheet

All figures in €m	Valuation reserves 31.12.2005	Fair value 31.12.2005	Carrying amount 31.12.2005	Valuation reserves Prev. year	Fair value Prev. year	Carrying amount Prev. year
Land and buildings*	1,528	10,006	8,478	1,768	11,497	9,729
Associates	225	1,353	1,128	466	4,191	3,725
Loans	871	25,666	24,795	949	21,259	20,310
Other securities	19	464	445	30	592	562
Total	**2,643**	**37,489**	**34,846**	**3,213**	**37,539**	**34,326**

*Including owner-occupied property.

Through the exchange of our HVB shares into UniCredit stock, we realised valuation reserves.
The valuation reserves of the significantly enlarged portfolio of loans were positively affected by falling interest rates but were reduced by the sale of Karlsruher Insurance Group; the sale was also responsible for the decrease in the case of land and buildings.
Information on the valuation reserves recognised in the balance sheet is provided on page 179 of the notes to the financial statements.

Result

Prices on the European stock markets surpassed their upward trend of 2004. The EURO STOXX 50 rose by 21.3% in the course of the year. The Japanese Nikkei registered an even more pronounced increase of 40.2% in the same period. By contrast, the lead index for US shares – the S&P 500 – climbed by only 3.0%. The German bond markets for ten-year government bonds closed with a yield of 3.3%, whilst the yield on US government bonds stood at 4.4% at the end of the year. ↗

A detailed report on the development of the capital markets can be found in the section "Economic parameters" on page 55.

Our investment result increased by €2.8bn or 34.5% to €10.8bn in 2005. We achieved a return on investment of 5.9% in relation to the average investment portfolio at market value, thus exceeding our target of 4.5%.

Investment result

All figures in €m	**2005**	2004	2003	2002	2001
Regular income	**7,649**	7,498	7,328	7,778	9,654
Write-ups/write-downs	**–748**	–775	–1,177	–6,004	–324
Net realised capital gains	**4,511**	2,339	2,484	5,853	1,765
Other income/expenses	**–594**	–1,021	–1,504	–2692	–675
Total	**10,818**	8,041	7,131	4,935	10,420

The growth in the investment result is primarily attributable to the high gains on the disposal of non-fixed-interest securities, especially shareholdings in the financial sector. The positive result from the sale of HVB is reflected in the greatly increased result from associates. These contrast with write-downs of €1,150m in our real estate, mainly necessitated by the continuing market weakness in Germany. Regular income includes a profit contribution for the first three quarters of €105m from the proportionate annual result of HVB. Despite persistently low interest rates, regular income from interest-bearing investments reached nearly the same level in 2005 as in the previous year.

Investment result by type of investment

	2005 €m	Prev. year €m	Change in %
Real estate	**103**	194	–46.9
Investments in affiliated companies	**140**	–36	–
Investments in associates	**1,131**	–331	–
Mortgage loans and other loans	**1,165**	1,009	15.5
Other securities	**8,026**	7,154	12.2
Deposits retained on assumed reinsurance and ceded business and other investments	**575**	522	10.2
Investments for the benefit of life insurance policyholders who bear the investment risk	**170**	53	220.8
Expenses for the management of investments and other expenses	**492**	524	–6.1
Total	**10,818**	**8,041**	**34.5**

Third-party investments

MEAG offers retail and segregated funds for private and institutional investors. It largely uses the distribution channels of the ERGO Insurance Group companies for marketing retail funds in the personal sector. An increasingly significant role is also being played by asset-management consultancy, which has established itself as an independent service in MEAG's asset management operations.

Provision for old age remains a very important topic for private and institutional investors. In personal lines business, MEAG's investment funds are offered as a supplement to conventional insurance products. When newly investing in MEAG investment funds, private investors continue to place great emphasis on security. Client demand is increasing especially for bond funds, where MEAG generally pursues a conservative investment strategy. With our offerings for institutional investors, we mainly meet the needs of insurance companies and pension funds. In 2005, MEAG acquired new mandates for important pension funds in the retirement provision market.

In business with external investors, MEAG surpassed its targets for assets under management. As at 31 December 2005, the figure was €3.0bn (2.3bn) for institutional investors outside the Munich Re Group. Assets managed in retail funds totalled €2.7bn (2.4bn).

MEAG's retail funds recorded net inflows of €226m (134m) in 2005, whilst in institutional third-party business MEAG recorded growth of €517m (€598m) overall.

In addition to the positive new business, the favourable performance of the capital markets played a significant part in the development of third-party business, given that the earnings contribution of asset management for clients outside the Group primarily depends on the volume of the assets managed.

Financial situation

Analysis of our capital structure

Our primary insurance and reinsurance activities have a significant influence on the capital structure of the Munich Re Group. Investments on the assets side of the balance sheet mainly serve to cover underwriting provisions (74% of the balance sheet total). Equity (11% of the balance sheet total) and bonds classified as strategic debt (2% of the balance sheet total) are the most important funds (see chart).

Capital structure


Other liabilities 12.5%
Underwriting provisions 74.1%
Equity 11.3%
Bonds and subordinated liabilities 2.1%

Reinsurance business accounts for approximately 41% of underwriting provisions and primary insurance business for about 59%. Further information on these provisions may be found in the notes to the financial statements on page 180 ff. As distinct from liabilities from loans and securities issued, we cannot foresee with certainty how high our liabilities from underwriting business will be and when they will occur. This is especially true in the case of reinsurance business. The payout pattern of the underwriting provisions varies from one segment to another and from one line of business to another. In property insurance, for instance, a major portion of the reserves is generally paid out after one year, whereas in life insurance substantial amounts are still due decades after the contracts were concluded.
The currency distribution of our provisions reflects the global orientation of our Group. Besides the euro, our main currencies are the US dollar and pound sterling.
We ensure that our business is sufficiently capitalised at all times by monitoring the situation on an ongoing basis and taking suitable measures, which are dealt with in the section on capital management.
To optimise our capital position and reduce capital costs, we have not only employed internal forms of financing in previous years but have also used strategic debt, primarily in the form of subordinated and/or exchangeable bonds.
A detailed analysis of the structure of our outside capital is provided in the section on strategic debt.

In the year under review, the amount of new external funds acquired by the Munich Re Group was insignificant, as were extensions of credit lines. Outside capital reduced by €1,239m, mainly because we redeemed the Munich Reinsurance Company bonds exchangeable into Allianz AG shares.
At Group level, our capital structure remained largely unchanged in comparison with the previous year. Within the Group, however, some shifts occurred, as we increased the reserves of our US subsidiary American Re: we strengthened American Re's capital base by US$ 1.1bn in the third quarter and converted two intra-Group financing instruments granted to two intermediate holding companies totalling US$ 1.6bn (owing to de facto irrecoverability) into equity.
Since we are an international (re)insurance group, some of our funds are subject to restraints on disposal. For example, the supervisory authorities in some countries require foreign reinsurers to establish premium and reserve deposits with the primary insurer. As at the balance sheet date, investments totalling €4.9bn were subject to restraints on disposal. In addition, there were contingent liabilities, which are described on page 206 of the notes to the financial statements. Off-balance-sheet financing measures do not play a significant role in the Munich Re Group.

Asset-liability management

The structure of our underwriting provisions and other liabilities is the basis for the Munich Re Group's investment strategy. The main focus of this strategy is asset-liability management, which is geared to ensuring that economic factors influence the value of our investments and the value of the underwriting reserves and liabilities in the same way. This stabilises our position with regard to capital market fluctuations. For this purpose, we reflect important features of the liabilities, such as maturity patterns, currency structures and inflation sensitivities, on the assets side of the balance sheet. If, for instance, there is a strong rise in inflation, our nominal outflows as a result of claims payments increase significantly. This applies in particular to lines of business with long payout patterns, e.g. liability, as multi-period inflation rates accumulate here. To an increasing extent, we are endeavouring in our asset-liability management to structure our investment portfolio in such a way that inflows from investments increase in line with rising inflation rates.

To configure our asset-liability management as effectively as possible, we also use derivative financial instruments, which are described on page 170ff. of the notes to the financial statements.

Capital management

In our capital management, we monitor the capital of the Munich Re Group on an ongoing basis. We thereby ensure at all times that

- the Munich Re Group's capitalisation is adequate but does not significantly exceed the required level,
- its financial strength is guaranteed even after the occurrence of large loss events,
- we fulfil the requirements of the insurance supervisory authorities, and
- we meet the criteria of the leading rating agencies.

The aim of our value-based management (see page 46) is that every investment permanently achieves a risk-adequate return. To limit fluctuations in results owing to major losses, we have also developed guidelines and limit systems for underwriters within the framework of our integrated risk management and corporate underwriting for the reinsurance companies. We protect the results and capital of the primary insurance companies against unacceptable fluctuations by means of suitable reinsurance covers.

Our internal risk model plays a central role in capital management. We use it to analyse how certain risk scenarios affect the results of the segments life and health, property-casualty and the investments of the reinsurance group. We determine our economic capital on the basis of the internal risk model data so that we are able to absorb two successive annual losses of a size only to be expected every 100 years. In the next step, the capital so determined is allocated proportionately to the individual divisional units on a proportional basis in line with the volatility of their business activities. The procedure we use in the primary insurance group is similar, but substantially affected by other steering aspects, as supervisory restrictions and clients' participation in surplus play a greater role in that field of business.

We regularly review the assumptions on which the internal risk model is based and adjust them as required.

Group equity

In the year under review, our equity increased by €4.0bn or 19.4% to €24.7bn (for details see page 177ff. of the notes to the financial statements).

Development of Group equity in 2005
in €bn


25
20
15
10
5
0
+3.3%
+45.7%
24.7
20.6
+54.4%
+14.3%
0.0%
31.12.2004
31.12.2005
Minority interests
Consolidated result
Other reserves
Retained earnings
Issued capital and capital reserve

The most important changes in equity are due to the following:

- The increase mostly derives from the consolidated profit of €2,671m attributable to Munich Re equity holders. The previous year's profit of €1,833m, net of the dividend payment of €457m for 2004, was offset against retained earnings. ↗
- Net unrealised gains rose by €1,507m compared with the position at the beginning of the year due to the rise in the net unrealised gains in our share portfolio resulting from the favourable development of the capital markets.
- Owing to the deconsolidation of the Karlsruher Insurance Group, retained earnings decreased by €76m and the other reserves fell by €34m. We realised gains by exchanging our HVB stake (which we valued at equity for the last time in the quarterly financial statements as at 30 September 2005) into UniCredit shares. This transaction led to a realisation of valuation reserves previously not recognised in the balance sheet.
- Since the euro declined chiefly against the US dollar, the reserve for currency translation rose by €650m. In this reserve, we recognise the effects of changes in exchange rates arising from the translation into euros of our foreign subsidiaries' assets and liabilities.

Changes in Group equity and in the valuation reserves not recognised in the balance sheet

All figures in €bn	**31.12.2005**	31.12.2004	31.12.2003	31.12.2002	31.12.2001
Group equity	**24.7**	20.6*	19.3*	13.9	19.4
Valuation reserves not recognised in the balance sheet, including those apportionable to minority interests and policyholders (before tax)	**2.6**	3.2	1.8	1.1	16.4

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

For further information regarding the valuation reserves for assets not accounted for at fair value, please see page 95.

Strategic debt

We define as strategic debt all borrowing with the character of outside financing that does not have a direct link with our operative business. It supplements our equity and is essentially designed to reduce the cost of capital and ensure that we have sufficient liquidity at all times. To make our capital structure transparent, we quantify our debt leverage. This is the percentage ratio of strategic debt to the sum of Group equity and strategic debt.

Our strategic debt as at 31 December 2005 is made up as follows:

All figures in €m	31.12.2005	Prev. year
Sudordinated bonds issued by Munich Re Finance B.V., Amsterdam	3,408	3,393
Exchangeable bonds of Munich Reinsurance Company, Munich	–	1,223
Exchangeable bonds of ERGO International AG, Düsseldorf	674	652
Senior notes of American Re Corporation, Princeton	423	367
Bank borrowing of ERGO AG, Düsseldorf	504	636
Bank borrowing of American Re Corporation, Princeton	212	184
Other	56	61
Total	**5,277**	**6,516**

In 2003, the Munich Re Group strengthened its capitalisation with the subordinated bonds issued by Munich Re Finance B.V. These subordinated liabilities are recognised as own funds by the German Federal Financial Supervisory Authority (BaFin) but do not meet the strict requirements of IAS 32 for recognition as equity. They were placed in two tranches with nominal values of €3,000m and £300m each and will mature in 2023 (euro tranche) and 2028 (pound sterling tranche). The first possible redemption dates are 21 June 2013 (euro tranche) and 21 June 2018 (pound sterling tranche).

We issued the exchangeable bonds in order to actively manage the underlying shareholdings. In the second quarter of the business year ended, we redeemed a Munich Reinsurance Company bond exchangeable into Allianz AG shares with the very strong cash flow from our operating activities. Two further exchangeable bonds were issued by ERGO International AG in 2001. These are backed by E.ON AG and Sanofi-Aventis S.A. shares and will both mature in 2006.

The other strategic debt was incurred to finance our operating activities in the long term.

We show the interest expenses for strategic debt separately in the consolidated income statement under "finance costs" and present these in detail in the notes to the financial statements (Note 33). As at 31 December 2005, our debt leverage was 17.6%, having decreased by 6.4 percentage points compared with the previous year due to a reduction of the strategic debt and an increase in Group equity. There are currently no plans to expand our financing with outside funds.

All figures in €m	31.12.2005	Prev. year
Strategic debt	5,277	6,516
Group equity	24,653	20,644
Total	**29,930**	**27,160**
Debt leverage	**17.6**	**24.0**

If the own funds recognised under supervisory law are taken as the basis instead of the balance sheet equity, the strategic debt is reduced to €1,869m (3,123m). This results in a debt leverage of 6.2% (11.5%).

Group solvency

The Munich Re Group is subject not only to the supervisory requirements applying to individual insurance companies but also to supervision at Group level. Munich Reinsurance Company as the parent has introduced suitable control methods and its reports to the German Federal Financial Supervisory Authority (BaFin) responsible for the Munich Re Group include supplementary aspects at Group level, such as shareholdings, consolidated financial data and intra-Group transactions.

Solvency in the case of insurance companies is generally understood to be the ability of an insurer to always meet the obligations assumed under its contracts. In concrete terms, this means an insurance company must fulfil specific minimum capital requirements. "Adjusted solvency" focuses on the prevention of multiple use of equity to cover risks from underwriting business at different levels of the Group hierarchy. To calculate the adjusted solvency, the minimum equity required for the volume of business (required solvency margin) is compared with the eligible equity actually available (actual solvency margin) on the basis of the IFRS consolidated financial statements. In determining the eligible capital elements, the IFRS equity is adjusted; specifically, it is increased by portions of the subordinated liabilities and reduced by intangible assets. The Munich Re Group's eligible capital is more than three times as high as that required by law.

Adjusted solvency

		2005	2004
Eligible capital of the Group	€bn	**24.5**	16.1
Adjusted solvency ratio	%	**326.1**	206.8

The increase in eligible capital is attributable to the fact that our shareholders' equity has risen by around €4bn and the Solvency Adjustment Ordinance has been improved. Since 1 January 2005, locally established claims equalisation provisions totalling just under €5bn, which are not allowed under IFRS, no longer have to be deducted from IFRS equity when determining eligible capital for solvency purposes.
All insurance companies in the Munich Re Group met their pertinent solvency requirements in the year under review.

Rating

Munich Re's financial strength is generally evaluated by the leading rating agencies as very positive, and our ratings remain at a high level. In 2005, our rating was adjusted as follows. In the first quarter, Moody's revised the outlook for our financial strength rating (Aa3 – Excellent) from negative to stable. In the third quarter, A.M. Best placed its rating for the Munich Re Group (A+ Superior) under review, while Fitch lowered our rating from AA to AA– (Very strong). In the fourth quarter, A.M. Best took the Munich Re Group off the watch list and lowered its outlook from stable to negative.
The rating agencies A.M. Best, Fitch and Moody's put Munich Re in their second-best category for financial strength, and Standard & Poor's placed us in its third-best category. The Munich Re Group's market position, expertise and capitalisation are cited by the rating agencies as its particular strengths. Given the tough competition in the reinsurance markets, however, Munich Re's ability to sustain the strong increase in earnings was still seen critically.

Financial strength ratings for the Munich Re Group

Rating agency	Rating	Outlook
A.M. Best	A+ (Superior)	Negative
Fitch	AA– (Very strong)	Stable
Moody's	Aa3 (Excellent)	Stable
Standard & Poor's	A+ (Strong)	Stable

The ratings for our subsidiaries on 22 February 2006 at a glance:

Reinsurance group

	A.M. Best	Fitch	Moody's	S&P
American Alternative Insurance Corporation	A			A+
American Re-Insurance Company	A	AA–	Aa3	A+
Great Lakes Reinsurance (UK) PLC	A+			A+
Münchener Rück Italia	A+			A+
Munich American Reassurance Company	A+			A+
Munich Reinsurance Company of Africa				A–
Munich Reinsurance Company of Australasia	A+			A+
Munich Reinsurance Company of Canada	A+			A+
New Reinsurance Company	A+			A+
Princeton Excess and Surplus Lines Insurance Company	A			A+
Temple Insurance Company	A			

Primary insurance group

	A.M. Best	Fitch	Moody's	S&P
D.A.S. Legal Insurance Co. Ltd.				A
DKV Deutsche Krankenversicherung Aktiengesellschaft		A+		A+
ERGO Previdenza SpA		A		
Hamburg-Mannheimer Sachversicherungs-AG				A+
Hamburg-Mannheimer Versicherungs-Aktien-Gesellschaft		A+	Aa3	A+
KarstadtQuelle Lebensversicherung Aktiengesellschaft				BBB+
VICTORIA Lebensversicherung Aktiengesellschaft		A+	Aa3	A+
VICTORIA Versicherung Aktiengesellschaft				A+

Notes and debentures

The notes and debentures issued by our Group are rated as follows:

	A. M. Best	Fitch	Moody's	S&P
Munich Re Finance B.V., 6.75%, €3.0bn, Subordinated Bonds 2003/2023	a	A	A2	A–
Munich Re Finance B.V., 7.625%, £300m, Subordinated Bonds 2003/2028	a	A	A2	A–
American Re Corporation, 7.45%, US$ 500m, Senior Notes 1996/2026	bbb		A2	BBB+
ERGO International AG, 0.75%, €345m, Bonds Exchangeable into Sanofi-Aventis S.A. Shares 2001/2006		A–		A–
ERGO International AG, 2.25%, €345m, Bonds Exchangeable into E.ON AG Shares 2001/2006		A–		A–

Analysis of the consolidated cash flow statement

The Munich Re Group's cash flow is strongly influenced by our insurance and reinsurance operations. We first collect the premiums for the risks assumed and do not make payments until later in the event of loss. The cash flow statements of insurance companies are therefore of limited relevance.

The cash flow statement is adjusted to eliminate the effects of changes in exchange rates and influences from changes in the consolidated group.

Consolidated cash flow statement (in €m)

All figures in €m	2005	Prev. year
Cash flows from operating activities	6,119	5,308
Cash flows from investing activities	–2,928	–4,223
Cash flows from financing activities	–2,901	–932
Cash flows for the business year	290	153

The strong cash inflow from operating activities is attributable to the excellent performance of these activities. The already satisfying consolidated result of €2,743m is adjusted in the consolidated cash flow statement by €10,804m to take account of the change in underwriting provisions. On the one hand, there was an increase in the loss reserves of the Munich Re Group's reinsurers for the Atlantic hurricanes and the reserve strengthening at American Re. On the other hand, there was an increase in provisions for future policy benefits posted by the Munich Re Group's primary insurers as a result of the satisfactory decline in policy terminations and due to portfolio development and new business with young companies. Cash outflows totalling €1,374m for the acquisition of securities held for trading partially derived from a greater use of derivatives to hedge our investment portfolio against adverse market developments. The net gains on the disposal of investments – which in adjusting the consolidated profit have to be deducted from the cash flows from operating activities – are essentially ascribable to gains from the sale of shares and the exchange of HVB shares into UniCredit stock.

The cash outflows from investing activities were determined by the outflows for the acquisition of investments. These exceeded the inflows from the sale/maturity of investments by a pleasing €2,529m. The inflows from the sale of consolidated companies include the Karlsruher Insurance Group and Nieuwe Hollandse Lloyd Verzekeringsgroep N.V. In the business year 2005, our disposals of consolidated companies totalled €398m. The sales prices were settled in cash and offset in the consolidated cash flow statement against the total cash of €225m held by the subsidiaries sold. Moreover, the Munich Re Group disposed of a total of €12,858m in investments and €12,881m in underwriting provisions by selling consolidated companies. In 2005, no major company acquisitions were made.

The cash outflows from financing activities stem mainly from the dividend payment for 2004 of €473m and the redemption of the bonds exchangeable into Allianz AG shares totalling €1,223m.

Overall, in the year under review cash – which includes cash with banks, cheques and cash in hand – rose by €290m to €2,337m.

Other success factors

Competence and up-to-the-minute knowledge for our clients
Intelligent solutions for new challenges
Highly qualified and motivated staff

Instrumental in securing the Munich Re Group's sustained economic success are not only the high quality of our business operations but also a number of factors that cannot be measured by financial performance alone. These include:
- Open dialogue with our clients
- Our firm commitment to new, needs-oriented products and services
- Our corporate responsibility towards employees, society and the environment
- Efficient business processes for managing our Group and identifying or avoiding risks

Clients and client relationships

The Munich Re Group has different client bases in reinsurance and primary insurance. The reinsurance group works together with some 5,000 corporate clients – traditional insurers and captives – from around 160 countries. By contrast, our primary insurance companies service around 30 million policyholders throughout Europe, most of whom are private clients. The products and services we offer therefore differ accordingly.

Reinsurance

As reinsurers, we aspire to be the preferred partner in risk for our clients. Our operative business consequently provides companies wishing to cede insurance risks with the full range of underwriting products. In addition, they can benefit from our strengths that go beyond the provision of actual reinsurance cover: our financial strength, our knowledge, our solution-oriented approach and the treatment of our clients as partners.
We also share our know-how with our cedants. In 2005, for instance, we again organised a large number of seminars on fundamental topics in all lines of insurance. We also stage numerous specialist events at our clients every year – forums, symposiums and seminars – dealing with current developments in the individual markets and ensuring a continual transfer of knowledge.
Our two scholarship programmes, which offer high-quality advanced training for our clients' prospective managers, have enabled us over the years to strengthen the partnerships we enjoy with our cedants.
We also pass on our competence to our business partners in printed form, of course: in 2005 we brought out a total of 75 technical publications incorporating Munich Re's concentrated knowledge – in German, English, French, Italian, and Spanish. How much our clients appreciate this service is indicated by the access figures for our publication portal at www.munichre.com, where last year nearly 750,000 Munich Re publications were downloaded.
Our solution-oriented approach to collaboration is clearly illustrated by connect.munichre, our internet client portal, where we provide our cedants with round-the-clock assistance: useful knowledge, services, analysis and quotation tools from the property-casualty and the life and health segments. This both supports primary insurers in their daily business and presents a direct and secure interface to Munich Re. With its swift, efficient and safe interactive facilities, connect.munichre supplements and optimises Munich Re's range of services and rounds off personal client relationships. The portal is already used by 203 insurers worldwide.
Last but not least, our cedants worldwide benefit from our local presence. Branches and subsidiaries around the world ensure that our clients can always find us where and when they need us. We thus combine international know-how with in-depth knowledge of local conditions, to offer our clients individual solutions in every case and continue to be their preferred partner in risk.

Primary insurance

In primary insurance, our products and services are mainly for private clients throughout Europe, who make up the bulk of our clientele, along with small and medium-sized firms. They can choose from the full range of product groups: life and health insurance, property-casualty insurance, legal expenses insurance, travel insurance and assistance services, fund products offered by MEAG as the

asset manager of Munich Re and ERGO, and bank products from our cooperation partner HypoVereinsbank. With this all-round offering, our companies are well positioned in the market: their clients can cover all their financial-service needs comfortably from one familiar and proven source.
ERGO's professional client management has been tested for client satisfaction and service by the German technical inspection agency TÜV and rated as "good". The quality of its claims management is certified to DIN EN ISO9001, for which regular on-the-spot checks are made in addition to extensive audit and claims controlling. Client service is dealt with by a centrally managed unit covering all ERGO's business segments and companies.

Research and development

As outlined in the general parameters section, the (re)insurance market is subject to a wide variety of influences. The Munich Re Group concerns itself with these factors at an early stage so as to help shape them wherever possible and to adapt its products and services to the new circumstances or devise innovative solutions.
Our 23 centres of competence play a special role here: they are active in many different fields, and the significance of their work sometimes goes far beyond the immediate world of insurance. Not only do they create the basis for identifying new risks; they also help control them by making them insurable. Geo Risks Research, for example, supports our underwriting of natural hazard risks and is a much sought-after partner for our clients as well as for scientists and politicians. The Centre of Competence for Biosciences focuses on genetic engineering and explores the opportunities and risks of this key technology for the insurance industry. Other centres of competence deal with topics like the assumption of old loss portfolios ("customised portfolio solutions"), IT risks and jewellers' block – a line of insurance covering all the risks of jewellery business and diamond trade – and also workers' compensation.

Last but not least, Knowledge Management provides the methodological and institutional foundations for the constant updating and exchange of knowledge within the Munich Re Group. In over 50 operative topic networks, staff from 20 countries work with our most important natural resource for a successful future: our knowledge, of which ever greater demands are being made in a rapidly changing environment. Our experts expand our know-how, package it, and act as contacts for colleagues and clients alike.
In 2004, we set up six cross-divisional innovation teams in underwriting, i.e. interdisciplinary groups made up of highly qualified experts who work in close contact with the underwriting units to identify and tap new business opportunities. We combine resources in this way in order to come up with intelligent solutions, which we are convinced are the key to a profitable future. Collaborating with the staff responsible in the divisions, our innovation teams develop new products, services and distribution channels. Our cedants benefit from their solutions in many areas, be it in the individual design of policies, in claims management, or in analysing and optimising a client's portfolio structure. Thus, for example, solutions have been devised for motor own damage cover for a leasing fleet that redefine the interaction of brokers, primary insurers and reinsurers.
Our primary insurers place the emphasis of their research and development on forecasting demographic trends and incorporating the results into product design. For these trends constitute important parameters for calculating policy terms and thus for structuring products. Besides this, demographic change is affecting social security systems and consequently influencing our clients' need for private provision.
In order to be able to work with all the available information, ERGO collaborates closely with the Intergenerational Compacts Research Centre at the Albert Ludwig University in Freiburg, whose areas of research include old-age provision, healthcare, long-term care and tax. Our product development combines the scientific findings of the research centre with our own knowledge and ERGO insurers' own extensive experience with clients.

ERGO's life and health insurers also keep their own mortality tables in order to have customised data available for their specifically structured portfolios. Their actuaries liaise with the German Association of Actuaries to constantly extend and update their knowledge of client life expectancy.

Staff

Our staff provide the basis for our success with their competence, motivation and commitment. They embody the qualities with which Munich Re turns risk into value. That is why we invest consistently in further developing their skills.

Facts and figures

On 31 December 2005, a total of 37,953 (40,962) staff were employed with the Munich Re Group worldwide, 6,798 (6,612) in reinsurance, 30,465 (33,703) in primary insurance and 690 (647) in asset management.
The distinct reduction compared with the previous year results mainly from the sale of the Karlsruher Insurance Group, in which 2,282 were employed as at 30 September 2005. In addition, with due regard to social aspects, the ERGO companies cut 574 jobs (2.8%), partly as a result of their continued cost-savings programme. In reinsurance and asset management, on the other hand, staff numbers increased slightly by 186 (2.8%) and 43 (6.6%) respectively.

Munich Re Group staff


Reinsurance companies 17.9%
Asset management 1.8%
Primary insurance companies 80.3%

Reinsurance – Staff by region


Africa, Near and Middle East 5.6%
Asia and Australasia 5.5%
Rest of Europe 11.7%
North America 25.9%
Latin America 1.8%
Germany 49.5%

Primary insurance – Staff by region


Rest of Europe 22.3%
Rest of the world 0.1%
Germany 77.6%

Overall staff turnover at the main Group companies in Germany

ERGO	6.8%
Munich Reinsurance Company	2.8%
MEAG	6.2%

Initial and further training

Initial and further training rank among our strategic tasks, not least for reasons of risk management in the human resources sector. Our staff must be highly qualified and motivated to ensure the continued success of our operations. Their knowledge edge is critical to designing solutions for new market developments at an early stage and to meeting the growing requirements of our business. We ensure the necessary qualifications and skills through systematic personnel measures that take into account individual abilities and future requirements. Hence, we consistently offer a large number of internal seminars for personal and specialist training.

We are also firmly committed to giving young people sound professional training and good career perspectives: in 2005, a total of 1,450 trainees were employed in the Munich Re Group. At ERGO, for example, the percentage of trainees – 6.5% – was better than the industry average (2004: 5.9%).

International promotion of talent

Since 1997, Munich Re Munich has been systematically identifying and preparing staff for future management tasks with its scheme for assessing and developing staff potential. We have now extended this system to the international reinsurance group. Highly talented and qualified staff are selected and groomed for management functions in Munich and for leading functions at business units abroad. As a result, we create career prospects for our staff internationally, throughout the reinsurance group. In 2005, candidates were nominated for the scheme from Asia, Australia, South Africa, North America, the United Kingdom and Germany. ERGO managerial staff benefit from the rich opportunities offered by the ERGO Management Academy (EMA), whose programmes support employees assuming executive functions for the first time, as well as experienced managers. Above and beyond this, it promotes the exchange of views and ideas between executives of the ERGO companies.

Environment

Munich Re's business is inextricably linked with ecological aspects, even if as a service provider we place comparatively little burden on the environment ourselves. We are directly affected by environmental impacts, such as the growing number and intensity of weather-related natural catastrophes. A particular focus of our commitment is therefore climate protection: for many years Munich Re has been contributing its specialist knowledge to numerous organisations and associations concerned with global climate change, especially UNEP FI, the Finance Initiative of the United Nations Environment Programme, which promotes understanding of climate change in the financial sector.

In addition to this, in April 2005, Munich Re became a founder-member of the Munich Climate Insurance Initiative for insurance solutions intended to benefit people in developing countries. In the Climate Group, we work for the reduction of greenhouse gases from the 20 economies with the highest emission levels and the 500 largest firms.

And we do not except ourselves from these endeavours: Munich Re Munich and VICTORIA have had their environmental management systems certified to EMAS (EU Eco-Management and Audit Scheme) and to ISO 14001; the ERGO Insurance Group is also currently aiming to obtain an EMAS certificate.

Social commitment

As a globally operating corporation, the Munich Re Group accepts its responsibility towards society and supports various social and cultural projects. Knowledge obligates – that is the conviction that led to our setting up the Munich Re Foundation, whose operations were publicly launched in April 2005, with a capital of €50m. Under the motto "From Knowledge to Action", the Munich Re Foundation has set itself the aim of helping people in risk situations and improving their situation – especially in countries where the people are too poor to make use of financial services like insurance. The Foundation not only provides direct support but also devotes itself to promoting knowledge, heightening awareness and networking, which facilitates self-help. In its work, the Munich Re Foundation can build on the highly developed risk knowledge of its benefactor.
Munich Re staff also practise solidarity. Their voluntary work is supported by the Dr. Hans-Jürgen Schinzler Foundation, which provides a platform for private initiatives. The foundation makes it easier to exchange ideas with like-thinking individuals and to provide mutual support. As a result, numerous charitable projects in Germany, Latin America and Asia benefit.
People cannot and should not be considered purely in terms of their economic needs. That is why, for example, we support the Gustav Mahler Jugendorchester on its concert tours. This orchestra of young musicians keeps classical music very much alive and well. The past year's intinerary took these highly talented musicians to venues like London and Madrid. Beyond this, Munich Re supports environmental, social and cultural projects through regular donation programmes.

IT processes

IT security

Munich Re ensures the security of all its data, computers and networks through a system of complementary functions and processes.
The Chief Information Security Officer sees to it that there is an active exchange of information between the primary insurance and reinsurance groups on information security issues. In DISK (the Munich Re data protection and information security group), all the parties responsible meet regularly to discuss project results and risk evaluations, compare notes, utilise synergy effects and launch ideas for Group-wide projects.
Beyond this, IT security in primary insurance and reinsurance is organised in separate, but individually effective structures.
At the top of our security pyramid in the reinsurance group is the IS Office, which defines uniform global standards and guidelines applied by all the companies. It is also responsible for information-security crisis management and for quality assurance in the enforcement of the relevant directives. In addition, it instructs our Security Centre of Competence in Toronto, whose functions include testing the IT infrastructure of the reinsurance group and central IT applications for weaknesses and possible security risks.
We attach great importance to the security training of all our staff.
Regular external audits have confirmed that Munich Re's information security is at a high level. Nevertheless, given that we see security as a process rather than a state, we are constantly refining our strategies and standards. In doing so, we are concentrating especially on reducing those risks which are related to the "human factor" in the broadest sense.

ERGO's IT security is part of our cross-corporate IT security management, which embraces four levels: security policy, guidelines, concepts and technical implementation. Existing security management is being continually refined and extended, with a view to obtaining IT security certification from the BSI (German Federal Office for Information Security) by 2008. This will be followed by further steps to gear ERGO's IT security management to international standards.

Gloria

Our reinsurance platform Global Reinsurance Application (Gloria) will provide the reinsurance group with a consistent data basis and an integrated system for all business-relevant core processes. Building on various SAP modules, we are thereby harmonising the business processes in our reinsurance, not only enhancing the quality and efficiency of individual process steps – such as underwriting, claims and accounting – but also improving the analysis, management and administration of our reinsurance business as a whole. The harmonisation of all core business processes will also serve our global risk management, which will have extensive data available even more quickly.

The project is very complex, and the risks are considerably higher than they would be if we were implementing proven standard products. We have therefore incorporated additional test cycles, especially for the accounts closing process, and put back the roll-out originally planned for 2005 to 2006. This will begin with Munich Re Munich and its branches and will be extended to the subsidiaries in the following years, starting with American Re.

GENESYS

Our primary insurers are also standardising their business processes and developing new software applications for this purpose. Since 2003, ERGO has gradually been introducing a uniform IT landscape as the precondition for harmonised processes in the different segments. The Hamburg-Mannheimer companies were successfully integrated into the system in 2003, followed by D.A.S. and VICTORIA in 2004. At the start of 2005, we began work on the project GENESYS in the health segment.
These measures will make a major contribution to reducing IT costs and to modernising ERGO's IT platforms. Although they require high investment, they will enhance our competitiveness in the long term.

Corporate governance

Corporate governance as an ongoing process
Taking account of national features

Corporate governance report*

How we view corporate governance

Corporate governance stands for a form of responsible company management and control geared to long-term creation of value. Of particular importance to us in this context are the promotion of shareholders' interests, efficient practices on the Board of Management and Supervisory Board, good collaboration between these bodies, and corporate communications that are open and transparent both internally and externally.
We see corporate governance as an ongoing process, whose rules must not only be clearly stated but also lived out in practice. Major contributors to ensuring this are Internal Auditing, Risk Management and the Compliance Office.

What rules apply to Munich Re?

With its international organisation, the Munich Re Group has to consider corporate governance rules in different national legal systems. Clearly, we observe not only the respective national standards but also internationally recognised best practices. In Germany, where Munich Re has its registered seat, corporate governance rules are laid down above all in the German Stock Companies Act, the German Co-Determination Act and the German Corporate Governance Code. The latter, which entered into force in 2002 and has since been amended several times, contains the main legal rules that must be observed by German listed companies. In addition, it includes recommendations and proposals based on nationally and international recognised standards of good and responsible management. Every year, Munich Re's Board of Management and Supervisory Board publish a declaration stating how far the Code's recommendations have been complied with. The declaration we published in November 2005 can be found at the end of this section.

Overview of corporate legal structure

Munich Re is a joint-stock company ("Aktiengesellschaft") within the meaning of the German Stock Companies Act. As prescribed by the Act, it has three governing bodies: the Board of Management, the Supervisory Board and the Annual General Meeting.

The Board of Management is responsible for managing the Company and representing it vis-à-vis third parties. It reports regularly to the Supervisory Board. Certain types of transaction, such as investments of substantial size, generally require the Supervisory Board's consent.
The members of the Board of Management are appointed by the Supervisory Board and may be dismissed by the latter at any time for good cause. On initial appointment, members of the Board of Management are usually given contracts for a term of between three and five years. One or more extensions of up to five years each are possible.
Rules of procedure issued by the Supervisory Board determine the distribution of responsibilities and cooperation on the Board of Management. At the end of 2005, the Board of Management set up two committees from amongst its ranks – one for Group operations and the other for reinsurance operations – in order to enhance the efficiency of its work.
The Supervisory Board monitors the Board of Management and gives counsel where appropriate. Certain transactions, such as major investments or capital measures, require its approval, but it is not authorised to execute management measures. The Supervisory Board also appoints the external auditor. Remuneration of the members of the Supervisory Board is regulated in the Articles of Association, i.e. is determined by the shareholders.
In compliance with the law and the company's Articles of Association, Munich Re's Supervisory Board has a total of 20 members. Half of these are elected representatives of the employees. The other ten members are elected by the Annual General Meeting.
Munich Re's Supervisory Board has four committees: the Standing Committee, the Personnel Committee, the Audit Committee and the Conference Committee.

Annual General Meeting

At Munich Re's AGM, the principle of "one share, one vote" applies. Shareholders may exercise their voting rights personally or authorise a proxy appointed in writing, a bank or a shareholders' association to cast their votes. Munich Re also offers its shareholders the opportunity to have their voting rights exercised in accordance with their personal instructions by one of the proxies nominated by the Company.

*Joint corporate governance report of the Board of Management and Supervisory Board in accordance with item 3.10 of the German Corporate Governance Code.

Taking due account of differences

The legal framework for corporate governance rules varies from country to country. A standard that incorporates "good" corporate governance in one legal system may contravene mandatory law in another, where its observance by a company would be deemed "bad" corporate governance. Despite the fact that there are now numerous international best practices, national law always needs to be considered as well when assessing a company's corporate governance. Here are two related examples:

German joint-stock companies have two boards, the Board of Management and the Supervisory Board, which are strictly separate bodies. The Board of Management manages the company and conducts its business; the Supervisory Board monitors and advises the Board of Management. It is not possible to be a member of both bodies.

By contrast, Anglo-American companies in particular have only one board, meaning that both management and monitoring are performed by the same body. This explains the special attention Anglo-American investors pay to whether a company's audit committee has members who are non-executive directors. As Munich Re's Supervisory Board (and consequently the latter's committees) are not allowed to contain any members of the Board of Management, we naturally fulfil this criterion.

The German Co-Determination Act mandatorily determines the composition of Munich Re's Supervisory Board. Half of the members of the Supervisory Board are representatives of the shareholders and half are employee representatives, elected by the staff. The Chairman – who has a second, casting vote in the event of voting on the Supervisory Board ending in a tie – is generally one of the shareholder representatives. In the Anglo-American legal sphere, there is no comparable form of co-determination. The US Securities and Exchange Commission nevertheless recognises that employee representatives on the Supervisory Board of a German joint-stock company make a valuable contribution to providing an independent check on management (SEC in Final Rule Relating to Listed Company Audit Committees, p. 18802).

Corporate governance topics in 2005

One topic that had dominated public debate in Germany in 2004 was the individualised disclosure of remuneration paid to management boards. In summer 2005, a law on the disclosure of management board remuneration (VorstOG) was passed in Germany. Under this law, the remuneration of the Board of Management will have to be published in individualised form as from 2007 for the business year 2006. Munich Re will comply with this provision. The Board of Management and Supervisory Board will not be seeking a resolution from the Annual General Meeting that allows for an opt-out from individualised disclosure.

As stated in our annual report for 2004, we have found it disquieting how far the important topic of corporate governance has been reduced to the question of individualised disclosure of board compensation. On mature reflection, the Board of Management has therefore again decided against publication in this form because it does not consider such disclosure to be appropriate. The remuneration report provides details of how much the Board of Management as a whole earned in the business year 2005, broken down according to the different remuneration components. By giving such information as a clear overview of individual components and their weighting, fringe benefits, pension entitlements and reserves, we show the structure of the compensation system in great detail. Even without individualised disclosure, Munich Re thus informs investors and shareholders objectively and extensively, enabling them in their investment decisions to assess the relationship between the Board of Management's performance and compensation on the basis of the details they receive regarding the Board of Management as a collegial body.

Last year, too, the Supervisory Board reviewed the efficiency of its activities. This showed that the efficiency enhancement measures decided on in previous years had been effective. Despite some room for improvement in the details, the form, content and timing of reports from the Board of Management to the Supervisory Board, and the flow of information between the committees and the full Supervisory Board were assessed as generally positive and efficient.

Recommendations and suggestions of the German Corporate Governance Code

In November 2005, the Board of Management and the Supervisory Board published the following declaration of compliance, in accordance with Section 161 of the German Stock Companies Act:

"Between the last declaration of compliance in December 2004 and 20 July 2005, Munich Re fulfilled the recommendations of the Government Commission's German Code of Corporate Governance in the version of 21 May 2003, with the exception stated below. Since 21 July 2005, Munich Re has fulfilled the recommendations of the Government Commission's German Code of Corporate Governance in the version of 2 June 2005 (published on 20 July 2005) and will continue to fulfil these recommendations, with the exception stated below:

- Item 4.2.4 sentence 2
  For the business year 2004, the remuneration of the members of Munich Re's Board of Management was shown in detail for the whole Board in the notes to the consolidated financial statements, broken down according to fixed compensation, performance-related components and components with long-term incentive effect, although not individualised as recommended by the German Code of Corporate Governance. For the business year 2005, too, the Board of Management's remuneration will be published in detail for the whole Board but not individualised."

In summary, Munich Re again complies with all the recommendations of the German Corporate Governance Code, with only one exception.
Likewise, Munich Re complies with all the suggestions of the German Corporate Governance Code with only one exception. This concerns item 5.4.7 para. 2 sentence 2 of the Code, which suggests that the result-related remuneration of members of the Supervisory Board should include components based on the company's long-term performance. We consider that a convincing remuneration model for this is still lacking and that our remuneration model, approved by the Annual General Meeting in 2005, is a good solution in terms of corporate governance aspects.

Remuneration report

Structure of the remuneration system for the Board of Management

In compliance with the German Corporate Governance Code, we here explain the principles of the remuneration system for Munich Re's Board of Management and the structuring of the individual remuneration components.
The structure and amount of the remuneration are determined by the Supervisory Board's Personnel Committee, whose three members comprise the Chairman of the Supervisory Board, another of the shareholder representatives and one of the employee representatives. The full Supervisory Board discusses the remuneration structure and reviews it regularly.

The remuneration of the members of the Board of Management is made up of fixed and variable components. Specifically, these comprise the following:

Component	Assessment basis/parameters	Corridor	Precondition for payment	Payment
Basic remuneration, remuneration in kind/fringe benefits (company car, healthcare, security measures, insurances, special remittances)	Function, responsibility, risk-based capital, length of service on Board	Fixed	Contractual stipulations	Monthly
Annual bonus	50% annual result 50% achievement of personal objectives	0–100% 0–100%	Achievement of objectives	Annually, in the following year
Medium-term incentive plan	50% annual result 50% achievement of personal objectives	70–100% 70–100%	Achievement of objectives at least 70% on average over three years	In the fourth year
Long-term incentive plan (stock appreciation rights; term: seven years)	Appreciation in share price	0–150%	> End of vesting period (two years) > 20% share price increase > MR shares have outperformed EURO STOXX 50 twice at the end of three-month period during the term of the plan	As from third year of plan until end of plan
Pension entitlement	Basic remuneration, number of years on the Board	Fixed	Insured event or retirement	–

Fixed components

Basic remuneration

The fixed annual basic remuneration is paid in the form of a monthly salary.

Remuneration in kind/fringe benefits

Remuneration in kind and fringe benefits are granted to differing extents, depending on function, and are in line with market trends. Tax has to be paid on the related benefits individually.

Variable components

Annual bonus

In the annual bonus, the result for the year and the achievement of personal objectives are each weighted 50%. The portion linked to the annual result depends on the attainment of an objective for the whole Munich Re Group or a corporate objective; the achievement of personal objectives is based on divisional financial targets and individual objectives. In the case of the Group objective, we use key indicators of external accounting, whilst in the case of the corporate and division objectives, we use the performance measures embodied in value-based management.

Medium-term incentive plan

The medium-term bonus is based on performance over a three-year period. Like the annual bonus, it is measured on the basis of the objective-based categories with a weighting of 50% for annual results and 50% for personal objectives. Payments are made only if the achievement rate is at least 70% on average for the three-year period.

Long-term incentive plan

This remuneration component with a long-term incentive is linked to the sustained appreciation of Munich Re's share price. The long-term incentive plan is set up at annual intervals, and the participants receive a certain number of stock appreciation rights. These can only be exercised if, after a two-year vesting period, Munich Re's share price has risen by at least 20% since inception of the plan and the shares have outperformed the EURO STOXX 50 at least twice at the end of three-month period during the term of the plan. The exercise hurdles are exacting and in keeping with the German Corporate Governance Code.
Whether the stock appreciation rights can be exercised and, if so, when, is not certain at the time they are granted. The exercising and proceeds depend on the development of the share price and the exercise price and date. The amount of income is limited. Up to now, it has only been possible

to exercise stock appreciation rights under the plans set up in 1999 and 2003. Further information on the long-term incentive plans can be found on pages 202 to 205 of the notes to the financial statements.
In the case of 100% achievement of objectives (annual bonus, medium-term incentive plan) and a 35% share price increase (long-term incentive plan), the weightings of the individual components are as follows: basic remuneration approx. 30%, annual bonus approx. 35%, medium-term incentive plan approx. 15%, and long-term incentive plan approx. 20%.
Annual bonus, medium-term incentive plan and long-term incentive plan together form a well-balanced incentive system.
In accordance with the recommendations of the German Corporate Governance Code, the total remuneration of the Board members thus comprises fixed and variable components, all of which are appropriate in themselves and as a whole. Criteria for this are in particular the respective Board member's duties, the Board member's personal performance, the performance of the Board as a whole and the financial situation, performance and future prospects of Munich Re, taking into account the relevant benchmarks for Board remuneration.
A different arrangement applies to the remuneration structure of Mr. Phelan, who is not only a member of the Board of Management but also the President, Chief Executive Officer and Chairman of the Board of American Re Corporation, and therefore has special remuneration agreements, with the major portion of his income derived from the USA.

Other remuneration
In the case of seats held on other boards, remuneration for board memberships must be paid over to the Company or is deducted in the course of regular compensation computation. Excepted from this is remuneration for personal memberships, which do not exist at present.

Pension entitlement
In addition to the regular remuneration, the members of the Board of Management are members of a defined benefit plan under which they will receive a fixed pension whose amount depends on their basic remuneration and their years of service on the Board. The pension level starts at 30% and can reach a maximum of 60% of annual basic remuneration.

Total remuneration of the Board of Management
In the year under review, after allocation to the appropriate periods, the remuneration of Munich Re's Board of Management showed an overall rise of €5.8m or 31.5% from €18.6m to €24.4m. Of this, €0.4m was attributable to an increase in the fixed components and €3.3m to growth in the variable remuneration, mainly due to the good result for the year under review. In addition, with a comparable calculation approach for the long-term incentive plan, there was an increase of €2.1m resulting largely from the appreciation in the share price.
Expenses for the remuneration received by Munich Reinsurance Company's Board of Management for fulfilment of their duties in respect of the parent company and its subsidiaries in the year under review totalled €32.5m (18.2m), €8m (3m) of which is apportionable to previous years. This includes the compensation components that Mr. Phelan received for his work as President, Chief Executive Officer and Chairman of the Board of American Re Corporation.
The accounting method for the long-term incentive plans was changed in 2005 from measurement at intrinsic value (difference between current share price and initial share price for the stock appreciation rights) to measurement at fair value. The latter includes not only the intrinsic value but also the possibility of growth in value up to the date of forfeiture
or expiry of the rights and is determined on the basis of recognised valuation models, taking into account the exercise conditions. From now on, we will include the personal expenses for the stock appreciation rights granted in the year under review so that the stock appreciation rights granted are transparent and presented in relation to the correct periods. In addition, we show the personnel expenses incurred in the business year from the development of stock appreciation rights issued in previous years. The higher personnel expenses shown in 2005 for previous years derives primarily from the one-off adjustment required by the new accounting method. If the stock appreciation rights granted in 2004 had been measured using the new accounting method, the personnel expenses for these would have amounted to €3,365 thousand. This figure is comparable with the €5,476 thousand shown for 2005. The expenses incurred in 2005 for previous years would be reduced accordingly.

All figures in €'000	2005 For 2005	2005 For prev. years	2004 For 2004	2004 For prev. years
Total remuneration[1]	**24,393**	**8,087**	15,306	2,894
Fixed components	**6,732**	**–**	6,328	–
Basic remuneration	**6,176**	**–**	5,674	–
Remuneration in kind/fringe benefits	**556**	**–**	654	–
Statutory social benefits	**22**	**–**	20	–
Voluntary social benefits	**33**	**–**	35	–
Company car	**100**	**–**	97	–
Healthcare	**4**	**–**	4	–
Security measures	**–**	**–**	–	–
Insurance	**55**	**–**	59	–
Special remittances[2]	**205**	**–**	278	–
Tax for remuneration in kind/fringe benefits	**137**	**–**	161	–
Variable components	**17,661**	**8,087**	8,978	2,894
Annual bonus 2003				
Expenses[3]	**–**	**–**	–	1,635
Annual bonus 2004				
Allocation to provision	**–**	**–**	4,860	–
Reduction of provision[4]	**–**	**–71**	–	–
Annual bonus 2005				
Allocation to provision	**7,682**	**–**	–	–
Medium-term incentive plan (2003–2005)[5]				
Allocation to provision	**3,340**	**–**	2,430	832
Long-term incentive plan[6]				
Personnel expenses for newly granted stock appreciation rights	**5,476**	**–**	79	–
Personnel expenses for stock appreciation rights granted in previous years	**–**	**8,123**[7]	–	427
Provisions/expenses subsidiaries				
Annual bonus 2004	**–**	**–24**[8]	627	–
Annual bonus 2005	**627**	**–**	–	–
Long-term bonus	**536**	**59**[9]	982	–

[1] Presentation on an accruals basis as from 2005. The previous year's figures have been partially adjusted for comparative purposes.
[2] For example, gifts on special birthdays/anniversaries, travel expenses for Mr. Phelan from Princeton to Munich, other American Re personnel expenses for Mr. Phelan.
[3] Annual bonus payment for 2003 higher than estimated and reserved bonus amount.
[4] Annual bonus payment for 2004 lower than estimated and reserved bonus amount.
[5] The provisions for the medium-term incentive plan 2003–2005 total €8.042m as at 31 December 2005.
[6] 2004 provisions shown on the basis of intrinsic value; as from 2005 personnel expenses shown on fair-value basis. Higher expenses in 2005 for previous years derive from one-off adjustment required.
[7] Thereof €0.562m for the stock appreciation rights of retired members of the Board of Management, who were granted these rights during their period of active service on the Board.
[8] Annual bonus payments for 2004 at subsidiaries lower than estimated and reserved amount.
[9] Expenses in business year 2004 for bonuses at subsidiaries higher than estimated and reserved amount.

Basic remuneration made up 25% of overall compensation for 2005, and remuneration in kind and fringe benefits amounted to 2%. The variable remuneration includes allocations to provisions for the annual bonus probable on the basis of current estimates, for the medium-term incentive plan and the long-term incentive plans. Whether these amounts will actually be paid out to the Board members, and if so how high the sums will be, is not yet certain and will depend on the degree to which individual objectives are achieved, and on the exercise conditions of the long-term incentive plans. In accordance with the plan conditions, no payments were made under the medium-term incentive plan in the business year. Munich Re shares have been acquired to cover future obligations arising from the long-term incentive plans so as to neutralise the expenses resulting from a growth in value of the stock appreciation rights with an increase in the value of the share portfolio.

Pension entitlements

In 2005, the average level of provision for the pension entitlements of the members of Munich Reinsurance Company's Board of Management amounted to 40% (38%) of basic remuneration. Personnel expenses of €1.1m (1.3m) were incurred for the increase in the pension obligations for active members of the Board of Management. As at 31 December 2005, the pension provisions and provisions for comparable benefits for the active members of the Board of Management amounted to €0m (–) after deduction of plan assets held by a separate entity (e.g. under a contractual trust agreement). The value of the defined benefit obligations pursuant to IFRS for active members of the Board of Management amounted to €46.2m (38.1m) as at 31 December 2005.

Total remuneration of former members of the Board of Management

Payments to retired members of the Board of Management or their surviving dependants totalled €4.3m (4.3m).

Pension commitments

Personnel expenses of €0.1m (0.3m) were incurred for the increase in pension commitments for retired members of the Board of Management. As at 31 December 2005, the pension provisions and provisions for comparable benefits for the retired members of the Board of Management or their surviving dependants amounted to €0m (–) after deduction of plan assets held by a separate entity (e.g. under a contractual trust agreement). The value of the defined benefit obligations pursuant to IFRS for former members of the Board of Management or their surviving dependants amounted to €58.4m (57.9m) as at 31 December 2005.

Total remuneration of the Supervisory Board

The remuneration of the Supervisory Board was restructured by resolution of the 2005 Annual General Meeting to take account of the increased demands placed on Supervisory Board members in connection with the corporate governance discussion concerning transparent company management. At the same time, the change counters reservations about linking the performance-oriented remuneration component to the dividend. The new remuneration structure will apply for the first time to the business year 2005 and provides for a fixed remuneration component of €45,000 (instead of the previous €25,000) and a variable result-related (instead of dividend-related) remuneration component. The multipliers for calculating the fixed and variable remuneration of the Chairman of the Supervisory Board and Deputy Chairman remain unchanged. The additional remuneration for work on committees is based on the fixed remuneration only.

By significantly increasing the fixed remuneration, we ensure that in economically difficult times in which greater demands are made of the Supervisory Board, its overall remuneration remains appropriate and is less dependent on Company performance.

The dividend-related remuneration paid previously had come in for increasing criticism, in particular because the Supervisory Board could indirectly influence its compensation through the dividend proposal at the Annual General Meeting. The result-related annual remuneration is based on the undiluted earnings per share from continuing operations, as shown in the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS): each Supervisory Board member receives €4,500 for each full euro by which earnings per share exceed €4, but a maximum of €36,000.

The work of Supervisory Board members on the committees has gained in significance and weight in the light of increased corporate governance requirements. The higher fixed remuneration component and the use of only the fixed remuneration as the basis for calculating the committee remuneration takes account of the consistently high

importance of the committee work, regardless of corporate performance and the economic situation. We thus comply with the recommendation of the German Corporate Governance Code for committee remuneration relating to chairmanship and membership of committees.
The overall remuneration for each Supervisory Board member is limited to two-and-a-half times the fixed remuneration, thus ensuring that the overall remuneration of individual Supervisory Board members remains appropriate even if further committees are set up.
Remuneration of Supervisory Board members in the business year 2005 in accordance with Article 15 of the Articles of Association[1] is as follows:

There were no pension commitments for former members of the Supervisory Board or their surviving dependants.

Advances and loans

The members of the Supervisory Board and Board of Management did not receive any cash advances or loans in the year under review. Nor were there any notifiable transactions between Board members and the Munich Re Group.

Share trading and shares held by members of the Board of Management and the Supervisory Board

No acquisition or sales transactions notifiable under Section 15 a of the German Securities Trading Act had occurred up to the end of the business year 2005. The total number of Munich Re shares held by all members of the Board of Management and Supervisory Board amount to less than 1% of the shares issued by the Company.

Remuneration of Supervisory Board members in the business year 2005 in accordance with Article 15 of the Articles of Association[1] in €

	Fixed remuneration		Result-related remuneration[3]	
Name	Annual	For committee work[2]	Annual	Total
Dr. Schinzler, Chairman	90,000.00	66,250.00	63,000.00	219,250.00
Bach, Deputy Chairman	67,500.00	22,500.00	47,250.00	137,250.00
Prof. Dr. Kagermann	45,000.00	19,250.00	31,500.00	95,750.00
Dr. Pischetsrieder	45,000.00	22,500.00	31,500.00	99,000.00
Dr. Schmidt	45,000.00	43,750.00	31,500.00	112,500.00[4]
Appel	45,000.00	21,250.00	31,500.00	97,750.00
Stögbauer	45,000.00	21,250.00	31,500.00	97,750.00
Süßl	45,000.00	11,250.00	31,500.00	87,750.00

All other members of the Supervisory Board (Prof. Dr. Markl, Mayrhuber, Prof. Van Miert, Prof. Dr. v. Pierer, Dr. Sommer, Emmert, Dr. Janßen, Michl, Müller, Dr. Schimetschek, Vö) each received total remuneration of €76,500 (fixed remuneration of €45,000 and dividend-related remuneration[3] of €31,500).

[1] Plus turnover tax in each case, in accordance with Article 15 para. 6 of the Articles of Association.
[2] In the case of members of the Audit Committee, the amount includes attendance fees in accordance with Article 15 para. 4 of the Articles of Association.
[3] Based on the earnings per share of €11.70.
[4] After capping in accordance with Article 15 para. 5 of the Articles of Association.

Prospects

Adherence to "profitability before growth" strategy
New target: Return on risk-adjusted capital (RORAC) of 15%

There is a growing tendency among some capital market players to sue companies in connection with statements they have published on future development, a trend that involves considerable loss potential for the companies concerned and for their other shareholders. This practice inevitably affects transparency, as many companies tend to be reluctant about the information they give on future business performance and disclose only what is required by law.

For this reason, we wish to emphasise the following: predictions about the forthcoming development of our Group are based primarily on planning figures, forecasts and expectations. Consequently, the following assessment of the Munich Re Group's development merely reflects our assumptions and views. It follows that we cannot accept any responsibility or liability in the event that they are not realised in part or in full.

For information on the risks emanating from our business, please consult pages 123 ff.

Overview

In primary insurance and reinsurance, we will adhere to our "profitability before growth" strategy in the years to come.

In reinsurance, we will continue to focus on adequate prices and wordings. There is no alternative to profitable underwriting and active risk diversification. It is the only way we can create added value for our shareholders and clients alike.

Primary insurance, especially the life and health segment, is going through a period of change. The public's need for care and provision is rising and increasingly needs to be funded privately, as state social security systems throughout Europe are being scaled back. This opens up major opportunities in the medium and long term for our life, health and personal accident insurers. The changes in the legal parameters already underway or still in the pipeline – e.g. the fiscal treatment of life insurance or the debate on a reform of the German state health insurance system – entail certain risks. With their products, however, our companies are well prepared for the future.

Our successful performance in 2005 and the gratifying trend of the past two years are proof that we are on the right track with our strictly profit-based corporate policy. The exceptionally high burden from natural catastrophes and the reserve strengthening at American Re on the one hand and an especially good investment result on the other may tend to mask the fact that we actually slightly exceeded our target by achieving a profit for the year of over €2.7bn and a return on equity of 12.3% in 2005. As specified in the section "What we aim to achieve", our targets for 2006 have been developed further, taking into account the extent of the risks we assume. The goal for the Group is a return on risk-adjusted capital (RORAC) of 15% which, on the basis of our situation at the turn of the year 2005/2006, is equivalent to a consolidated profit for the year of between €2.6bn and €2.8bn. Details on our corporate steering systems and in particular on our new RORAC target figure are provided on page 46 ff.

We remain committed to active capital management and a shareholder-friendly dividend policy. The Board of Management and Supervisory Board will propose at the Annual General Meeting that the dividend per share be increased by €1.10 to €3.10, thus enabling our shareholders to participate in Munich Re's good result.

Economic parameters

Macroeconomic parameters and the situation in the capital markets are likely to be somewhat less positive in the coming year. In the year-end renewals of reinsurance treaties, risks affected by last year's natural catastrophes saw some substantial price increases. Prices, terms and conditions for other business generally continued to be stable. It remains in the common interests of end-clients, primary insurers and reinsurers alike that we focus on sustained risk-adequate prices, terms and conditions, as was again illustrated by the loss events in 2005.

Economy

The moderate slowdown of the global economy is likely to continue in the course of 2006. In the USA, higher interest rates are curbing consumer and investment activity. In addition, oil prices are unlikely to decline significantly in the foreseeable future, given the turbulent political situation in the Persian Gulf. The substantial deficits in the US current account and fiscal budget could also have a negative impact on the exchange rate of the US dollar and thus on economic development.
The Japanese economy will in all likelihood recover further in 2006, albeit with a somewhat lower growth rate. In addition, we expect a marginally positive rate of increase in prices, which means the almost seven-year deflation would be overcome.
In contrast to the general trend of the global economy, there are indications of a slight economic recovery in the eurozone. Besides exports, which have thus far acted as the stimulator for expansion, a moderate rise in domestic demand should increasingly do its part to revive the economy. Nevertheless, growth will still lag behind that of the USA. Within Europe, Germany looks set to achieve only below-average growth again. For the United Kingdom, we anticipate further subdued economic activity.
The slight decrease in global dynamics will probably even make itself felt in the emerging markets. Growth should decelerate somewhat in most regions, including Latin America. The strongly export-oriented Asian markets in particular are likely to suffer from the anticipated slowdown in the USA and China. In central and eastern Europe, by contrast, economic momentum should remain relatively strong.

Capital markets

We assume that the expected gradual cooling of the global economy will mean that upward movement on the stock markets will tend to be modest. Despite interest-rate increases by a number of central banks, there seems to be only limited scope for markedly higher long-term yields in the bond markets. There is still validity in the arguments that price-increase rates in the global economy will continue to decline (disinflation). These include high productivity growth and increased competition resulting from the ongoing trend towards globalisation, so that the risk of inflation will remain limited.

Insurance industry

If global dynamics slow down gradually as expected in 2006, growth of the global insurance industry is likely to be subdued. But demand for insurance cover should remain high, above all in the emerging markets. Private provision continues to be a major issue in the industrial nations and, at least in the medium term, its effect on the demand for life, health and personal accident insurance products should be positive.
The German economy will probably provide only weak impulses for property-casualty insurance in 2006. However, the concept of private provision should come more strongly to the fore in the medium to long term, not only in Germany but also in many other industrial nations, given that state social security systems are increasingly reaching their limits because of demographic trends. Private health insurance is likely to profit from this environment, although the political risks remain. Only by strengthening, not weakening, private provision and by expanding its funding basis can Germany's structural problems be solved in the long term.
On the reinsurance markets, it will be important to underline the need for risk-adequate prices, terms and conditions in the course of the year. We reckon with keener competition but not with a drastic decline in prices.

Risks

The economic prospects are subject to certain imponderables such as geopolitical threats – in particular in the Middle East and the Gulf region – and the risk of major new terrorist attacks. Other major risks are the global economic imbalances, especially the substantial deficit in the US budget and current account deficit, which could weaken the US dollar and cause interest rates there to rise – creating a burden for Europe's economic situation. Furthermore, it is difficult to predict how energy prices will develop.

Uncertainties facing the insurance industry are macroeconomic and political risks, including sociopolitical developments such as fiscal policy and a possible reform of the German health insurance system. The significance of political influences has steadily increased in recent years and is making business management prognoses more difficult. There are regulatory risks too as supervisory regulations undergo revision worldwide and requirements for reporting, capitalisation and even fundamental assessment of individual types of business change.
Markets continue to be subject to the risk that surprisingly intense competition – whether from new or established providers – may have a negative impact on the insurance cycle. A clear focus on profitability before growth, and efficiency of management systems, will remain crucial for success.

Development of the Munich Re Group

Reinsurance

As expected, the renewals at 1 January 2006, which involved approximately 66% of our property-casualty business, went well. In property reinsurance and offshore energy business, prices for natural catastrophe covers in some cases rose significantly in the wake of the 2005 hurricane season, with especially steep increases for loss-affected treaties and the coastal regions of the USA and the Caribbean.
We do not anticipate any shortages in reinsurance capacity. On the contrary, the attractive price levels are likely to give rise to greater competition from new reinsurers specialised in stop-loss covers.
In classes of business and markets not directly affected by catastrophe losses, prices, terms and conditions have largely remained stable at a high level, with a slight upward trend.
For the forthcoming renewals on 1 April 2006 (Japan and Korea) and 1 July 2006 (parts of the US market, Australia and Latin America), we expect a similarly stable environment to that prevailing on 1 January 2006.
The reinsurance of natural hazards will continue to be a significant part of our business. With Atlantic cyclones becoming potentially more frequent and more extreme, we must be prepared for further high burdens in future. However, we consider these risks insurable, provided prices, terms and conditions remain commensurate with the risk.
In life reinsurance, the strong growth of the past few years is unlikely to be repeated. We expect that premium rates will remain stable or rise slightly. At present, a host of opportunities for growth in various business models is opening up worldwide in the health segment. To tap these opportunities in primary insurance and reinsurance, Munich Re and DKV will work together more closely in specific foreign markets.
Provided there are no strong shifts in exchange rates, reinsurance should record gross premiums of between €22bn and €23bn overall in 2006, which is roughly equivalent to the previous year's level. We expect a combined ratio of less than 97% in property-casualty and health reinsurance. Altogether, we anticipate a profit for the year in reinsurance in the range of €2.1–2.3bn.

Primary insurance

Recent developments in the individual segments are likely to continue in the next few years: in life insurance, we consider that there will be increased demand for private-provision products. The trends towards pension insurance products will probably be maintained. On top of this, we expect a further rise in the sale of "Riester" pension products qualifying for subsidisation. With demand for private provision growing, sales of supplementary health insurances should continue to develop positively. It may be assumed that the ongoing political debate about a restructuring of the German health insurance system will lead to further uncertainty in the area of comprehensive health cover in 2006. Even if the ramifications of such reforms are not yet foreseeable, the uncertainty is curbing the dynamics that would normally be present in this segment.
In the property-casualty segment, overall economic development will again not provide any strong impulses. For this reason and because of consistent adherence to our profit-oriented underwriting policy, our premium volume will not experience more than a modest rise. In other words, we are prepared to sacrifice premium volume for the sake of profit. This will be most significant in the fiercely competitive German motor insurance market.

In legal expenses insurance, we see medium-term opportunities in the field of legal advice, which is increasingly being offered as a supplement to purely financial coverage.
All in all, we expect gross premiums written for 2006 to total between €16.5bn and €17.0bn in primary insurance, which in addition to ERGO Insurance Group essentially comprises Europäische Reiseversicherung and the Watkins Syndicate. Adjusted for the sale of the Karlsruher Insurance Group, our premium income is therefore likely to remain stable. At the same time, we assume that the combined ratio will remain below 95%. We aim to achieve a profit for the year in the range of €600m to €700m.

Asset management

The current investment environment is in a pronounced low-interest-rate phase, the end of which is still not in sight. For this reason, the primary insurers in the Munich Re Group in particular have extended the terms of their fixed-interest securities in recent years to benefit from the higher interest rates. If interest rates remain low, however, fixed-interest securities (which make up the lion's share of our investments) will not earn the same regular income as in previous years.
We strongly gear the composition of our investment portfolio to the structure of our liabilities as well as reserves, and this asset-liability management also takes into account the guarantees and options granted to policyholders in our life insurance business. With our clients and shareholders in mind, we have hedged against sustained low-interest scenarios using interest-rate derivatives in order to secure the interest rates guaranteed on savings premiums.
If interest rates were to rise, we would suffer price losses in our fixed-interest securities: in the case of the fixed-interest securities accounted for at market value, this would cause our equity to decrease. We consider the resultant hazards to be low, in particular since these assets match long-term liabilities that would likewise fall in value economically even though their carrying amount in accordance with the valid accounting rules would not decrease.

The prices of European and US shares developed positively in the past three years, although the volatility of the stock markets has increased since mid-2005. Given the risks described, we will, if required, further reduce our equity exposure, currently at 13.4% of total investments on a market-value basis, after taking hedging transactions into account.
In 2005, we consistently pursued our strategy of reducing the historically evolved concentration of our investments in the German financial services sector and will continue to actively diversify our investment risks.
By achieving a 5.9% return on investment in the past business year, we again exceeded our target of 4.5%. For the coming year, we do not think comparably high realised capital gains will be possible, and therefore aim for a 4.5% target for our Group companies' investments. This would amount to an investment result in the range of €7.8–8.0bn (which will be credited to the segment results in primary insurance and reinsurance).
MEAG intends to selectively extend business with private and institutional investors. It will also offer more guaranteed and portfolio protection products to meet investors' increased need for more security. Private provision for old age continues to be a crucial topic. Here, MEAG is planning to market new retail products in the form of special savings plans to support private provision.

Result and premium of the Munich Re Group

If exchange rates remain steady, we expect gross premiums written for 2006 in primary insurance and reinsurance to total between €37bn and €38bn (consolidated) and thus to attain last year's level, adjusted for the sale of the Karlsruher Insurance Group. Proceeding on the basis of statistically expectable claims experience, we project a combined ratio of less than 97% in property-casualty and health reinsurance and of less than 95% in property-casualty primary insurance. In life primary and reinsurance business and in health primary insurance, we aim to achieve EEV earnings in the range of 8–9%, in relation to the value of the business in force at the beginning of the year. In the investment sector, we anticipate a result equivalent to 4.5% of the average market values of the investments.

Overall, our goal for the business year 2006 is a return on risk-adjusted capital (RORAC) of 15%, which on the basis of our situation at the turn of the year 2005/2006, is equivalent to a consolidated profit for the year of between €2.6bn and €2.8bn.

These are ambitious yet achievable goals. Our shareholders will continue to participate in Munich Re's success: for the coming business years we plan to pay out at least 25% of the IFRS consolidated result as dividends.

Risk report

Recent years have shown that the Munich Re Group's risk landscape can change quickly and without warning, owing to a wide range of events and influences. We are constantly refining the tools with which we monitor and manage risks, so that in our view they have now reached a high degree of sophistication. Whilst we are in a position to adequately assess risk situations, the growing complexity and dynamism of the environment in which we operate means that there are natural limits. There cannot – and never will be – absolute security when it comes to identifying risks at an early stage, measuring them sufficiently, or correctly estimating their real hazard potential. This was clearly shown last year by the unexpectedly high losses we incurred from Hurricane Katrina.
The risk report is based on German Accounting Standard DRS 5–20. In accordance with IFRS 4, Insurance Contracts, it is supplemented by "Disclosures on the uncertainties of future cash flows from insurance contracts". Following a short description of the functions, organisation and important tools of risk monitoring and control, we focus on the main risks and key risk management measures. At the end of the report, we evaluate the risk position of the Munich Re Group as a whole.

Functions, organisation and important tools

We adopt a holistic risk management approach, the main objective of which is to analyse and control the interdependencies between risks on the asset and liability sides, and between strategic and operational risks. This entails considering economic parameters as well as the requirements and expectations of clients, shareholders, supervisory authorities and rating agencies.
By separating accountability and monitoring, we ensure the effective management of our risks. The functions and responsibilities of all participants – be they members of the Board of Management, executives, decentralised or central risk controllers or risk managers – are clearly defined.
The Board of Management is responsible for the Group-wide, cross-divisional planning, steering and controlling of the risk landscape as a whole. It has to be consulted regarding measures that may appreciably alter the composition of the risk capital and also where there are cross-divisional concentrations or loss scenarios, significant operational risks and operational measures or risks that may have a negative impact on the Munich Re Group's reputation. The tasks that are the preserve of the Board of Management and its committees include the following:

- Defining an investment portfolio which synchronises as closely as possible with fluctuations in the value of underwriting provisions and liabilities and on the basis of which investment opportunities and risks can be specifically identified
- Determining the Munich Re Group's risk capital
- Deciding on optimisations of the net underwriting portfolio
- Selecting suitable measures to reduce accumulations across the balance sheet where necessary
- Ensuring that supervisory requirements for risk management are met

In the Munich Re Group, Integrated Risk Management, headed by the Chief Risk Officer, is centrally responsible for preparing these Board decisions and for identifying, evaluating, steering, monitoring and communicating risks on the asset and liability sides. At the beginning of 2006, Central Risk Controlling and important functions (such as asset-liability management, the control of risk accumulations across the balance sheet and capital modelling) were integrated into this unit. We manage business portfolios by assigning return expectations, derived from the size of the risks assumed, to individual business activities. Our internal risk model plays a central role here. We use it to analyse how certain risk scenarios affect the results of the segments life and health, property-casualty and the investments of the reinsurance group. We determine our economic capital on this basis so that we would be able to absorb two successive annual losses of a size only to be expected every 100 years. In the next step, this capital is allocated proportionately to the individual divisional units on a proportional basis in line with the volatility of their business activities. The procedure we use in the primary insurance group is similar, but substantially affected by

other steering aspects, as supervisory restrictions, clients' participation in surplus and accounting play a greater role in that field of business.
In this way, we provide incentives to efficiently evaluate risks. Mismatched risks between assets and liabilities, for example, are significantly diminished by means of appropriate investment and hedging strategies, thus reducing the risk capital required while improving capital productivity.
Through our Central Risk Controlling unit, we conduct risk assessments each quarter using a standardised risk questionnaire and, together with the experts, examine the relevant risks, thus evaluating the risk situation holistically. We compare the findings with our operative corporate planning. Where risks or hazards suddenly emerge, we perform ad-hoc surveys. The staff of Central Risk Controlling inform the Board of Management – on the basis of the information from the risk assessment – about the current risk situation and check measures relating to risk policy, proposing new ones where necessary. Central risk management/controlling sets standards and develops methods and tools as a basis for consistent Group-wide risk management. The decentralised risk controllers in the units throughout the Group adapt these to the current situation when necessary.
In day-to-day business, our executives are responsible for systematically handling individual risks in insurance and reinsurance. They identify, analyse, manage and monitor the risks on an ongoing basis with support from the decentralised risk controllers. The basis for handling risks is determined by management requirements and decisions on risk tolerance, which are defined by the Group's risk strategy and risk policy, and geared to capitalisation as well as liquidity. Before we assume underwriting liabilities, for instance, we examine what claims burdens can be borne or are still tolerable in the event of catastrophes. We also use simulations of pre-defined catastrophe scenarios to ensure that extremely improbable events are also considered.

The Munich Re Group complies both with the German Law on Corporate Control and Transparency (KonTraG) and with local regulations on risk management in the different countries in which it operates. Our risk early-warning system is regularly examined independently, both by internal auditing units at the individual Group companies and by the external auditor as part of the annual audit.

Main underwriting risks

One of the risks relevant for insurance business is the risk of change, meaning how changes in risk parameters and unforeseen factors may result in unexpectedly large claims. Often the risk of change coincides with the risk of random fluctuations, making it more difficult to identify and quantify the risk potential. For instance, the exceptional hurricane seasons in 2004 and 2005, with greater storm frequencies and intensities, led to record losses in Florida and the Gulf of Mexico. With a market loss estimated at US$ 45bn, Hurricane Katrina caused the largest insured loss in insurance history. Such increased exposures, which are attributable to the natural climate cycle on the one hand (current warm phase, see page 16) and anthropogenic climate change on the other, look set to continue in the next few years. At the same time, we are witnessing an increasing regional concentration of insured values, especially in highly exposed flood-prone regions. Extensive know-how, well-maintained data resources and underwriting based on this information are imperative for determining risk-adequate prices, terms and conditions in these circumstances. Prior to the hurricanes of the last two years, we had essentially observed the weather phenomena correctly, foreseeing the risks from windstorms, and had largely taken them into account in our models. What we underestimated, however, was the extent of the storm surges that could occur with the cyclones, as well as the price increases resulting from shortages of loss inspectors and adjusters, craftsmen and building materials after severe natural catastrophes. Particularly the latter effect was exacerbated by the subsequent Hurricanes Rita and Wilma, which inflated the costs for Katrina. Therefore the losses from Hurricane Katrina were significantly higher than we would have expected on the basis of our models for a hurricane of comparable strength. From such experience, current geoscientific research, far-reaching proprietary loss analyses and models, and benchmarking of our models against external calculations, our Geo Risks Research Unit obtains the necessary findings used in underwriting.

The interaction of risks of change and risk concentrations may lead to considerable loss potential. This not only involves the regional concentrations described above but can also occur within a class of business or across several classes (owing to events like natural catastrophes, pandemics or terrorist attacks).

In addition, scientific and technological innovations such as new products or production methods result in industry risk concentrations. In the pharmaceutical sector, for example, new products can simultaneously give rise to losses in pharmaceutical product liability and professional indemnity, possibly also due to exposures from other lines of insurance, thus resulting in very large losses. This concentration effect is intensified by socio-political trends like increased litigiousness.

Large losses in industry may also impact our investment portfolio if the firms affected suffer a fall in the prices of their shares or bonds. We consistently control the relevant accumulation risks across the balance sheet as far as possible, so that the resulting residual risk remains within the risk tolerance limits defined by management. The close link between knowledge management and risk management at Munich Re is an advantage in this respect, as is the analysis of historic major losses. These provide valuable pointers for identifying the respective risk drivers and incorporating them as parameters to be monitored in future in a suitable early-warning system.

The potential effects of the risk of change influence both our premium calculations and our reserves. Through selective underwriting, close collaboration with clients in claims handling and various methods for calculating appropriate claims reserves, we endeavour to minimise balance sheet risks emanating from expenses that can often drastically increase many years after the losses occur. Nevertheless, in 2005 we had to once again substantially strengthen the claims reserves of our subsidiary American Re for long-past underwriting and accident years. By generally selecting the highest indexed reserve amounts in each case from the results of differently oriented calculations, we are confident that we have drawn a line under the problems of the past years with a reserve strengthening of US$ 1.6bn. Only with liabilities for asbestos-related diseases is the degree of uncertainty still high: given the unpredictability of court decisions, the scope for estimation is very broad indeed. But we are proceeding on the assumption that here, too, the reserves we have posted are adequate.

The notes to the consolidated financial statements include a differentiated analysis of the factors influencing the underwriting provisions in property-casualty insurance, such as estimating claims expenditure. This presentation is in compliance with IFRS 4 accounting requirements.

In addition to other key indicators, combined ratios are important for us in monitoring the premium/claims risk in non-life (re)insurance (cf. page 47 ff.).

Combined ratio for the last ten years

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Including natural catastrophes	110.5	98.9	96.7	122.4**	135.1*	115.3	118.9	105.7	100.0	98.3
Excluding natural catastrophes	92.8	94.4	95.1	119.1**	133.6*	113.3	108.2	101.7	99.1	98.2

*Thereof World Trade Center and reserve strengthening at American Re: 22.4%.
**Thereof World Trade Center and reserve strengthening at American Re: 15.9%.

In life insurance and reinsurance, biometric, lapse and interest-guarantee risks are especially relevant. The calculation of underwriting provisions is based on "biometric" actuarial assumptions, i.e. on assumptions with regard to mortality and disablement, which also take future trends into account. In primary insurance, the assumptions are determined by the requirements of the supervisory authorities or institutes of actuaries, depending on the specific national regulations, and include appropriate safety margins.

In reinsurance, we calculate the biometric risk mainly on the basis of tables relating to mortality and claims development, published by national actuarial associations. These tables are modified in accordance with the termination rates observed in the reinsured portfolios. Lapse risks can be reduced in insurance and reinsurance by means of suitable product and contract design. We estimate the residual lapse risk by means of product-specific portfolio analyses and take this into account in our pricing.

As far as the interest-guarantee risk in primary insurance is concerned, the guaranteed actuarial interest rate applicable at the time a policy is effected is used in calculating the actuarial reserve for that policy. Should capital market interest rates fall to a very low level for a prolonged period, our life, health and personal accident insurers might not be able to earn the required guaranteed interest rate.

In reinsurance, we exclude the interest-guarantee risk in many cases through suitable treaty design. Furthermore, as a matter of principle, we use prudent assumptions regarding the probable interest rate when fixing the actuarial interest rate in premium and reserve calculations.

The notes to the consolidated financial statements include a differentiated analysis of how the parameters determining the underwriting items of the balance sheet affect the risks in life insurance and reinsurance. This presentation is in compliance with IFRS 4 accounting requirements.

Control measures for underwriting risks

The selective acceptance of risks in primary insurance and reinsurance business is at the core of the Munich Re Group's business model. As a global reinsurer, we can systematically diversify our portfolio through the broadest possible mix and spread of individual risks, thus significantly reducing the volatility of total underwriting payments and substantially increasing the value added by all divisional units.

To ensure optimal diversification of our portfolio, we use a balanced range of measures, of which risk measurement is a central prerequisite for the controlled management of our portfolio. Risk measurement is based on our internal risk model (see page 125), with which we analyse effects of diversification and concentration.

The diversification approach has its limits, however, where systematic effects such as fluctuations in interest rates, exchange rates and inflation impact a majority of the treaties or even whole classes in equal measure, so that an overall balance within the portfolio cannot be achieved. To control such systemic risks, we use asset-liability management, which simultaneously monitors investments, underwriting provisions and other liabilities. Its aim is to synchronise fluctuations in the value of assets with those in the value of underwriting provisions and other liabilities, thus stabilising corporate value. The section "Financial situation" deals with this topic in greater detail.

Since the Group's overall risk profile can be broken down into its individual components, we can measure the effects of significant risks. This allows us to accept risks on the basis of conscious economic decisions. In accordance with the principles of value-based management, capital in both insurance and reinsurance is only made available at conditions that promise an appropriate return. Thanks to the regular evaluation provided by the internal risk model, we are in a position to respond promptly to any errors identi-

fied, to changes in individual parameters or in our portfolio composition and to resultant alterations in our overall risk situation, by taking suitable action.
For events with low occurrence probabilities but potentially high severity, we devise scenarios with which we test the robustness of our portfolio on both the asset and liability sides. Thus, for example, we have subjected our current life insurance portfolio to a stress test involving a pandemic scenario, in order to establish the effect of changes in mortality rates, taking this into account in determining the risk capital.
In addition to risk measurement, we use the following tools for controlling risks, including concentration effects.
Binding underwriting guidelines and limits and clear underwriting authorities precisely regulate who is authorised and accountable for concluding insurance and reinsurance contracts in the Munich Re Group and at what conditions. We regularly check compliance with these guidelines and closely observe developments in the global and local markets, reacting where necessary with appropriate measures that are translated without delay into underwriting guidelines if required. As a general rule, our treaties and original business ceded to us contain clear liability limits (exception: unlimited motor liability cover, which still exists in certain markets).
Reinsurers assume very large liabilities for earthquake and windstorm losses, and to a lesser extent for hailstorm and flood risks, which often affect many clients at the same time. We monitor and control our liabilities by means of established accumulation assessment and control systems and a clearing process. This preventive risk-controlling measure, with which we limit concentrations, was introduced many years ago for the hazards earthquake and windstorm in the form of accumulation budgets for the individual reinsurance companies of the Munich Re Group. Although we regularly check the loss scenarios underlying the accumulation budgets, we are nevertheless not immune to misestimation. Thus the effects of Hurricane Katrina significantly exceeded our expectations with regard to a natural catastrophe of this type and intensity.

An excellent tool for risk prevention, and thus for risk controlling, is careful reserving to ensure that sufficient funds are available to cover future IBNR claims – losses which have been incurred but not yet reported or not reported enough, and have not yet been settled. Therefore, using recognised underwriting methods, we set up appropriate provisions for IBNR losses and for known claims (case reserves). In addition, where required under national rules of insurance supervision and accounting, we establish provisions for fluctuations in claims experience, which are recognised as part of equity under IFRS rules. Further information on how claims reserves are posted is provided in the notes to the consolidated financial statements.
Another important risk control measure in the field of underwriting is the transfer of a portion of our risks to third parties via external reinsurance and retrocession. Most of our companies have intra-Group and external reinsurance and retrocession cover. The core component is an accumulation excess-of-loss cover placed on the international reinsurance market, which provides protection against losses from natural catastrophes. This enabled us, for instance, to reduce the burdens from Katrina by approximately €400m. In addition, Munich Re is the sponsor and potential beneficiary of a catastrophe bond for windstorms in the UK, the Netherlands, Belgium and Germany. Its term began in mid-November 2005 and will end on 31 March 2009. As a result, we have additional protection from the capital markets for almost four years of seasonal windstorm activities and, if the specifically defined criteria are met, will receive payments totalling €110m.

Risks from defaults on receivables from underwriting business

6.4% of all our receivables on underwriting business at the balance sheet date were outstanding for more than 90 days. The average default rate of the last three years amounts to 2.8%.

As at 31 December 2005, our accounts receivable on ceded business were split between the following ratings (based on those of Standard & Poor's):

Rating of accounts receivable

AAA	52.9%
AA	23.5%
A	9.8%
BBB or lower	1.6%

12.2% of our accounts receivable were from companies without an external rating.

Main investment risks

The market value of our fixed-interest securities as at 31 December 2005 totalled €100.6bn, representing 56.0% of the market value of the Munich Re Group's overall investments. These securities thus make up the largest portion of our investments available for sale and our investments held to maturity in accordance with asset-liability-management criteria.

Fixed-interest investments are exposed to an interest-rate risk. Falling interest rates result in increases in the market value of fixed-interest securities, and rising interest rates to reductions in their market value. In order to earn higher regular income from such investments, the primary insurers in the Munich Re Group gave preference in 2005 to securities with longer terms. Looked at only in relation to the portfolio of fixed-interest securities, this increases the risk of losses in market value. Besides this, the low interest-rate level leads to a reduction in the difference between the interest rates guaranteed by our life insurers and the reinvestment return. In 2005, we countered the risk of a possible further decline in investment returns with interest-rate derivatives that enable free funds to be invested by the major life insurers in our Group in the future at a guaranteed interest-rate level already fixed today. Since the derivative financial instruments are measured at market value on the respective balance sheet dates and any changes in value are recognised in the income statement, strong interest-rate movements can give rise to major fluctuations in value.

The market value of our equity investments, including participating interests, amounted to €25.1bn at 31 December 2005. We aim to spread equity risks by means of systematic diversification in different sectors and regions. In the year under review, companies in the Munich Re Group also made use of derivative financial instruments for hedging purposes. We continued to systematically reduce the historically evolved overweight of our equity investments in the banking and insurance sectors. For example, we cut back our stakes in the Allianz Group and in Commerzbank to under 5% and completely sold our shares in BHW Holding. The Munich Re Group accepted UniCredit's exchange offer for their shares in the HVB Group. After the exchange, we sold a portion of the shares and now hold a stake of less than 5% in UniCredit. We thus further reduced our concentration risks.

Besides addressing the internal structure of our equity portfolio, we also constantly review the percentage of equities in our overall portfolio. As at 31 December 2005, on a market value basis and taking hedging transactions into account, our ratio of equities to total investments amounted to approximately 13.4% (31 December 2004: 13.4%).

Our real estate holdings round off our investment portfolio from the return and risk point of view. The market value of our real estate, including buildings on land owned by third parties, amounted to €7.1bn at 31 December 2005. Owing to losses in value, various items had to be written down to their recoverable amount in the period under review. Impairment losses and depreciation on the overall portfolio totalled €446m.

The Munich Re Group's reinsurance business is geared to the global market. The investments of Group companies that write a substantial part of their business in foreign currencies are subject to currency risks, as exchange rates fluctuate against the euro. However, these risks are balanced by partially similar changes in value among the liabilities.

The following sensitivity analyses for market-price risks serve to estimate potential changes in the value of investments under hypothetically possible market scenarios. The basis for the review are the investments of the Munich Re Group at 31 December 2005.

The changes in share price assumed in these scenarios, ±10% and ±20% respectively, a corresponding shift in the interest rate curve of ±100 and ±200 basis points (BP) respectively, and a fluctuation in exchange rates of ±10%, would produce the following changes in the market value of the investments:

Market price risk – Share prices

Change in share prices	Change in market value of investments sensitive to share prices
Increase of 20%	+€4.926bn
Increase of 10%	+€2.448bn
Decrease of 10%	–€2.419bn
Decrease of 20%	–€4.808bn
Market values at 31 December 2005	€26.006bn

Market price risk – Interest rates

Change in interest rates	Change in market value of investments sensitive to share prices
Increase of 200 BP	–€12.905bn
Increase of 100 BP	–€7.210bn
Decrease of 100 BP	+€8.724bn
Decrease of 200 BP	+€18.962bn
Market values at 31 December 2005	€129.198bn

Market price risk – Exchange rates

Change in exchange rates	Change in market value of investments sensitive to share prices
Increase of 10%	+€4.664bn
Decrease of 10%	–€4.664bn
Market values at 31 December 2005	€46.635bn

The changes in market value shown in the table can only be taken as rough indicators of actual market value losses that might occur in the future, as they do not consider any counteractive measures. Moreover, the effects on the Group's annual result and equity would be reduced as a consequence of policyholders' shares and the tax implications.

Credit assessment is of central importance for the management of credit risks relating to fixed-interest securities. The main factor here is the quality of the issuer or the respective issue, which is primarily reflected – according to the investment principles of the Munich Re Group – in the ratings of international rating agencies: 94.3% of our investments in fixed-interest securities at 31 December 2005 had a rating of A or better (according to Standard & Poor's rating classification). The majority of fixed-interest securities in our portfolio have been issued by governments or banks with excellent ratings or top security, e.g. German government bonds, US Treasuries, or mortgage-backed bonds.

Investment principles and risk controlling

Within the framework of asset-liability management (see page 101), the Munich Re Group is guided by the following investment principles: only investments are to be made from which an appropriate return can be expected and which offer a high degree of security, as reflected in high-quality ratings of the relevant issuers and counterparties, for example. Also important is sufficient liquidity at all times to cover obligations from underwriting business, as is a targeted diversification in terms of region and type of investment. In addition, the Munich Re Group meets the regulatory solvency requirements stipulating a specified minimum capitalisation.

The investment process for the Group's own investments is controlled by the individual companies in the Munich Re Group themselves. In line with our asset-liability management, we match the maturities of our bond investments with the calculable cash outflows. In other words, besides return and risk aspects, our investment strategy considers requirements relating to underwriting, supervisory regulations, accounting, tax, liquidity and currencies.

Furthermore, in reinsurance for individual products involving explicit financial risks, such as interest-rate or currency risks, we already carry out asset-liability management at micro level when the product is being designed. This is especially the case with life business and long-tail property-casualty business, owing to the long periods involved. The companies entrusted with our asset management, in particular MEAG, are given mandates by the insurance and reinsurance companies in the Munich Re Group, based on uniform investment criteria. The status of the individual mandates is continually monitored on the basis of various

key risk and earnings figures as part of a Group-wide early-warning system for investments. This is designed to ensure the achievement of result targets, the fulfilment of solvency requirements and sufficient equity capital protection at individual company level. At all companies, we have established asset-liability teams that advise on and monitor strategic decisions relating to investments. This has enabled us to standardise the Munich Re Group's risk management activities in the investment sector. In the asset management units of the Group, we pursue a policy of clear functional separation between portfolio management, trading and risk controlling at all hierarchical levels, in line with the requirements of banking supervision.
Market-price risks in investments are measured and limited using the value-at-risk approach, which is also employed in our strategic investment planning to model the optimum investment portfolio according to risk preference. Applying stress tests, sensitivity and duration analyses, we also simulate market fluctuations and devise strategies for counteracting them where necessary.
We counter market-price risks from real estate by optimising the return and risk profile of our real estate investments. We are doing this by rejuvenating our portfolio on an ongoing basis, diversifying internationally and investing in top-class commercial real estate primarily located in major European cities. In addition, we are pursuing the aim of reducing the concentration of our real estate investment in Germany, which used to be very pronounced and has not yet been fully resolved. We counter the risk of rent losses by means of high credit-standing requirements with regard to our tenant structure.
We only run currency risks to a very small extent, since we practise a policy of currency matching. This means that for the main currency liabilities in underwriting business, matching items are established on the assets side. We use derivative financial instruments to hedge parts of the portfolio against price fluctuations, to optimise earnings and to implement planned purchases and sales. There is trading in these instruments with a view to realising individual result targets, albeit only to a limited degree. Particular care is paid to limiting risks, choosing top-quality business partners and strictly monitoring adherence to specifications in mandates and investment guidelines. In the first half-year, as part of our asset-liability management, we aligned the duration profiles of the asset and liability sides of the major life insurers in our Group for the eventuality of falling interest rates. In so doing, we made use of derivative financial instruments. Credit derivatives are only employed in our investment portfolio to a limited extent. We show the volumes of the derivatives on page 95.
Credit risks in the investment portfolio are measured and limited using the credit-value-at-risk approach. The main elements for measuring the credit risk are the investment volume, the term of the investment, the quality of the collateralisation, and the default probability of the individual issuers in the portfolio.
Our counterparty system, with which we restrict default risks within the Group in respect of individual issuers, considers a whole range of factors. These include the issuer's individual rating, its capitalisation as a basis for covering the liability, the quality of the collateralisation and of the respective issue, the sector concerned, and our internally defined risk tolerance. Munich Re's investments were not affected by any significant defaults in 2005.
The liquidity risks of companies in the Munich Re Group are managed by the insurers and reinsurers themselves. Detailed liquidity planning ensures that the Group companies are able to make the necessary payments at all times. This planning concept, which has been in place for many years, has proved its value after major loss events such as the recent severe hurricanes in Central and North America.

Main operational risks

By operational risk we mean the possibility of losses as a result of inadequate processes, technical failure, human error or external events. These include criminal acts committed by employees or third parties, insider trading, infringements of antitrust law, business interruptions, inaccurate processing of transactions, non-compliance with reporting obligations or disagreements with business partners.

We minimise such risks through systematic application of specific risk management measures. It is our declared corporate aim, which we consistently pursue, to sensitise employees to possible risks and to establish an appropriate risk culture. This includes the willingness to learn from mistakes and to recognise and grasp opportunities for change and improvement. To this end, we organise seminars and information events, support open communication in the field of risk management and give thorough consideration to constructive criticism.
To prevent infringements of insider law, Munich Re has appointed a Compliance Officer who ensures that inside information is handled in conformity with the law and checks whether the other insider regulations are complied with. The Compliance Officer is also responsible for seeing that all price-sensitive information directly concerning the Group and legally requiring an ad-hoc announcement is published without delay. Finally, he makes sure that all the relevant supervisory regulations are adhered to.
Compliance with antitrust regulations is a basic principle of Munich Re's business policy. A violation can have far-reaching implications for the particular member of staff involved and for the Group company. To prevent violations, staff are informed about antitrust regulations and are expected to comply with them.
We attach particular importance to precautionary measures that ensure continuity of our operations in an emergency or crisis. Business processes critical to value creation can be maintained or resumed as quickly as possible in such cases. Responsibility for establishing and monitoring this business continuity process in the Munich Re Group has been entrusted to a separate unit, which is guided by internationally recognised business continuity management standards (e.g. PAS 56).

Risks in the area of information technology and project risks

Munich Re's global business requires a networking of our business units and systems worldwide, both organisationally and technically. The consequence of this is a growing dependency on electronic communications technology, the complexity of which is continually increasing. The significance of the processed information is also growing. As a result, we are also increasingly exposed to IT risks such as breakdowns and outages, disruptions due to viruses, attacks by hackers and theft of data.
These risks are identified and limited by decentralised security organisations that liaise closely. Their procedures are constantly being improved and adjusted to take into account the latest knowledge and state-of-the-art techniques. Our security regulations embrace not only the technical design of hardware and software systems but also functional security structures and organisational measures, including training staff in the proper handling of systems and data.
Various major projects are currently being realised in our primary insurance and reinsurance business that will, among other things, develop integrated information architecture in the back-office area. Proceeding from project management, Munich Re's project landscape will be made more transparent and the interfaces of individual projects enhanced by means of multi-project management designed to assess and control interdependencies better. In addition, the dependencies and priorities within the systems architecture are analysed and addressed by specially appointed committees.
The aim of our Gloria project is to unify the entire reinsurance group's IT and process landscape on the basis of an SAP standard product. We plan to put the system into operation at Munich Reinsurance Company in 2006 and to successively expand it to the other reinsurance companies in the Group. – is also conducting important major projects, such as the ongoing convergence of IT systems and processes in the health segment (GENESYS). The size and complexity of such undertakings naturally entail substantial project risks. Risk management and problem-handling are therefore central tasks of the project management.

With the reorganisation of the management structure at ERGO, we have laid the foundations for a uniform management organisation based on classes of business, which has been in effect since 2005. The related changes in processes, tasks, allocations of responsibility and functions harbour the risk of short-term inefficiencies. By preparing ourselves thoroughly for the systematic implementation of the new structure, we have been able to make these risks sufficiently manageable.

Risks in the human resources sector

The companies in the Munich Re Group have binding rules setting out minimum standards of corporate integrity for conduct within the companies themselves, their business transactions and other relationships with external parties. These standards are tailored to the special features of each company and serve to prevent conflicts of interest for staff, thus ensuring that we use only fair and legal means of competition. The clear separation of management and control functions limits the risk of internal and external regulations being breached.
Staff who have to deal with confidential information undertake to comply with the relevant regulations and to handle the information responsibly.
The main human resources risks are shortages of qualified personnel, insufficient adaptation, demotivation and loss of staff. We identify these risks by means of appropriate indicators and metrics. Targeted personnel marketing measures, staff potential assessment and development schemes, and systematic succession planning are designed to reduce the risk of shortages in qualified staff. Individual development planning and suitable training offers enable our staff to adapt to current market requirements. Modern management tools and adequate monetary and non-monetary incentives ensure a high level of motivation. Our human resources tools as a whole serve to strengthen our staff's ties with the Group and consequently to safeguard our business intelligence.

Legal and supervisory risks

Legal risks may arise on the one hand from court decisions and legislation (changes in legal parameters) and on the other from legal disputes and arbitration proceedings in which we as an international insurance group are involved, especially in the area of claims settlement.
We counter risks from changes in legislation and court decisions by constantly monitoring current developments and by actively participating in relevant bodies and associations in order to contribute our views.
The following are examples of currently relevant legal risks:

- In the pending preliminary antitrust proceedings against VICTORIA Versicherung AG, the Federal Cartel Office imposed a fine in March 2005 for alleged collusion in restraint of competition in industrial insurance business. A fine was also imposed on nine other industrial insurers. VICTORIA Versicherung AG has lodged an appeal, which has a suspensive effect. The Düsseldorf regional appeal court will rule on the appeal.
- In April of 2004, New York State Attorney General Eliot Spitzer started an investigation into the use of Placement or Market Service Agreements (PSA) in the insurance industry. Several other US state regulators subsequently commenced similar probes into this matter, as have other regulators. We have received requests to provide information in connection with these investigations and are cooperating fully with the authorities. Entities of the Munich Re organisation, together with several other insurers and brokers, have been named defendants in several PSA-related class actions by US policyholders. Munich Re denies any wrongdoing and will defend itself vigorously.
- In the USA, the Fairness in Asbestos Injury Resolution Act 2005 is currently going through the federal legislative procedure. A decision on the bill, which envisages the formation of a privately financed fund to compensate asbestos victims, will in all probability be taken after 2006. What consequences this proposed legislation will have for our companies in the USA and to what extent the financial burden may impact our current provisions depends on how the individual regulations are framed.
- There are still uncertainties regarding the size of our final claims burden in connection with the attack on the World Trade Center of 11 September 2001. A portion of the claims resulting from this event are the subject of pending cases concerning the amount and scope of the

claims filed. In the case of the Wilprop policy underwritten by us, the courts in question take the view that only one loss event was involved, but a final and absolute judgement is still pending. As far as the Allianz policy we also underwrote is concerned, however, the court before which the case was brought ruled that there were two loss events involved. Appellate proceedings are currently pending in New York. A case is also pending in New York regarding the claims amount to which the leaseholder of the WTC site is entitled. Decisions on this are to be expected in autumn 2006. To what extent appeals will be admissible and filed is not yet fully foreseeable.

- In the US states hit by Hurricane Katrina, there are various lawsuits pending which are aimed at circumventing the exclusion of flood damage routinely included in private buildings insurance policies. The claimants are of the opinion that this damage falls under covered windstorm losses, since the storm surges on the coast and levee breaches in New Orleans were caused by Katrina. The insurers, on the other hand, take the view that the exclusion is clear – having been established for decades – and was approved by the regulatory authorities. Furthermore (particularly in view of this exclusion) the National Flood Insurance Program provides for special flood insurance. Not least owing to political pressure on the insurance industry and the unpredictability of jury decisions, it is difficult to estimate the claimants' prospects of success.

As a result of our global activities, we are subject to a large number of supervisory regulations in different countries. These may give rise to legal and regulatory risks.

In late 2004, the US Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYSAG) initiated inquiries of Munich Re with respect to "certain loss mitigation insurance products". Subsequently, a number of other authorities in the USA and elsewhere made both formal and informal requests for similar information from Munich Re and various of its subsidiaries. Munich Re and its subsidiaries are fully cooperating in these inquiries.

Main other risks

As insurers and reinsurers, we are dependent on economic and political parameters in the different markets in which we operate, as well as on macroeconomic and geopolitical risks. The development of the economy not only affects our insurance business but also influences the capital markets and hence our investment portfolio. An economic downturn can lead to payment defaults and downgradings of credit ratings among our debtors, which may require write-downs in our books.

When developing new markets, such as those in Asia and eastern Europe, the Munich Re Group is largely dependent on the prevailing economic, political and regulatory conditions, the accessibility of market segments, and the local sales channels. But even in developed markets, social or political changes may result in a deterioration of legal, fiscal or economic conditions, and this may ultimately affect the assets, liabilities, financial position and results of individual companies or the Munich Re Group as a whole.

Thus, for instance, the ongoing discussion about the reform of the social security systems in Germany harbours substantial risks for the health insurers in the ERGO Insurance Group. As the reform proposals are still not sufficiently concrete (even after the Federal election) and given that the new Federal Government has not yet submitted a concept for the restructuring of healthcare financing, the prospects for private health insurance in Germany continue to be unclear. In the most extreme case, the private health insurance model and its future existence would be in jeopardy. We are therefore closely monitoring developments by – among other means – being active at insurance-association level and making prompt scenario calculations that simulate the effects of possible changes in basic parameters.

As a matter of general principle, our economists constantly study and monitor the economic and political situation of our main markets and inform the Board of Management without delay about relevant developments so that, if necessary, suitable risk minimisation measures can be taken. Possible scenarios are also discussed and coordinated with our asset management company MEAG to enable us to react promptly and appropriately at any time on the investment side as well.

Strategic risks arise if the strategy at overall Group level or business-segment level is not compatible with existing and future client requirements, market conditions or other parameters (e.g. economic or regulatory). If these disparities were not recognised, our objectives and initiatives would not take sufficient account of developments. In our strategic planning, we therefore carefully analyse the strategic risks, which are evaluated in individual projects (e.g. investment or market-entry projects) using scenarios and at an aggregate level on the basis of "wild cards". In addition, we systematically perform "SWOT analyses" (strengths, weaknesses, opportunities, threats) and, building on these, specify what action is to be taken.
One of the main risks for any company is being too conservative and failing to recognise new business opportunities. We counter this danger by, among other things, integrating innovation teams into our operative reinsurance units in order to tap into new product and client segments at an early stage. This approach is also designed to ensure that we identify and work on topical market and client issues, as well as fields of knowledge that are of critical importance for the future.

Outlook

The external requirements for Group-wide risk management will increase further as a result of the continued development and introduction of national and international initiatives such as IFRS, which is setting new standards for accounting, and Solvency II, which is fundamentally restructuring state insurance supervision. Rating agencies increasingly and explicitly take the quality and effectiveness of risk management into account in their ratings, a trend we welcome. Insurance associations and research institutions such as the Geneva Association, actively promote an exchange of views on best practices and their establishment.
In keeping with its leading market position, the Munich Re Group provides input for these initiatives. The European Commission's Solvency II project continues to be actively partnered by interdisciplinary working groups, and we have ensured internal transfer of the relevant knowledge in the Group's divisional units and central divisions. We constantly review changes in the parameters affecting our product portfolios as well as those of our clients and evaluate the resultant business opportunities. Besides this, we participate in working groups and projects of actuarial associations (Groupe Consultatif, DAV), industry associations (CEA, GDV) and research institutions (the Geneva Association, CRO Forum) at national and international level, thus playing a major role in shaping future parameters like those of Solvency II.

Summary of the risk position

Despite the high costs for the reserve increase at American Re and the Atlantic hurricanes, we see ourselves on course to sustain the level of profitability we have achieved. We therefore assess the Munich Re Group's risk situation as controlled and viable. The particularly heavy burdens from the reserve strengthening at American Re and the natural catastrophes in 2005 contrast with our good basic business and the high realised capital gains from the reduction of our portfolio of participating interests. We cannot expect comparably high investment earnings in future, but are convinced that we have taken adequate measures to control our risks from investments and reinsurance, especially as regards claims reserves. Where we identify a need for further action, we will initiate the necessary steps.
With our risk management instruments, we will systematically control the risks in our reinsurance business and, against the background of last year's natural catastrophe losses, ensure that we firmly adhere to our policy of risk-adequate prices, terms and conditions (e.g. exclusions), even if this means having to refrain from participating in some business. With the reinforcement of American Re's capital base, we have substantially strengthened its market position. In addition, we have integrated American Re even more closely into the Group through extended retrocession covers.
In primary insurance, we returned to the profit zone in 2004 and were able to significantly increase our profit in 2005. By systematically implementing its new structure, ERGO has created a uniform group-wide management organisation, based on classes of business. And through the sale of the Karlsruher Insurance Group, our activities in primary insurance business are now clearly focused on ERGO.

We are intent on maintaining clear strategic management of the Munich Re Group, with its equal-ranking business segments of primary insurance and reinsurance, and providing for a clear assignment of responsibility. We have therefore separated Group and business-segment responsibilities more distinctly at our parent, Munich Reinsurance Company. In order to give integrated risk management more weight, the head of our IRM Division will, as Chief Risk Officer, take part in all meetings of the Board of Management's Group Committee in future. We are thus pursuing our risk-conscious business policy consistently and with utmost priority. We see opportunities and risks as inextricably linked. Only through first-class identification, analysis and continual monitoring of our risks can we also recognise business opportunities and exploit these decisively for the benefit of our shareholders, clients and staff.

This principle and the above examples demonstrate how we concern ourselves with the whole of the Munich Re Group's risk landscape and consider all facets of possible and necessary control measures.

According to our assessment, there are no risks which could have a significant, lasting adverse effect on the assets, liabilities, financial position and results of our Group.

Consolidated financial statements and notes

Ageing: No limits

The curve of our life expectancy is upwards – in an unbroken trend. Living to be a hundred will soon be the rule. But what can you do with 40 years of retirement? Will they be a source of enjoyment or despair? On the one hand, there is the danger of age-related diseases and infirmity. On the other hand, there are the opportunities: many 60- to 80-year-olds feel fit and as the "golf-course generation" live life to the full.



Consolidated financial statements

Notes to the consolidated financial statements

Affiliated companies, participating interests and other shareholdings

Auditor's report

Consolidated balance sheet as at 31 December 2005

Assets	Notes				Prev. year		Change
		€m	€m	€m	€m	€m	%
A. *Intangible assets*							
I. Goodwill	(1)		**3,264**		3,144	120	3.8
II. Other intangible assets	(2)		**1,036**		1,243	–207	–16.7
				4,300	4,387	–87	–2.0
B. *Investments*							
I. Land and buildings, including buildings on third-party land	(3)		**5,798**		9,046	–3,248	–35.9
II. Investments in affiliated companies and associates	(4)		**1,312**		3,883	–2,571	–66.2
III. Loans	(5)		**24,795**		20,310	4,485	22.1
IV. Other securities							
1. Held to maturity	(6)	**445**			562	–117	–20.8
2. Available for sale	(7)	**124,452**			124,956	–504	–0.4
3. Held for trading	(8)	**1,879**			657	1,222	186.0
			126,776		126,175	601	0.5
V. *Deposits retained on assumed reinsurance*	(9)		**14,581**		14,530	51	0.4
VI. Other investments	(10)		**2,479**		2,869	–390	–13.6
				175,741	176,813	–1,072	–0.6
C. Investments for the benefit of life insurance policyholders *who bear the investment risk*				**1,430**	1,319	111	8.4
D. Ceded share of underwriting provisions	(11)			**7,980**	6,964	1,016	14.6
E. Receivables	(12)			**9,707**	8,683	1,024	11.8
F. Cash with banks, cheques and cash in hand				**2,337**	2,027	310	15.3
G. Deferred acquisition costs	(13)						
– Gross			**8,222**		8,450	–228	–2.7
– Ceded			**98**		54	44	81.5
– Net				**8,124**	8,396	–272	–3.2
H. *Deferred tax assets*	(14)			**5,056**	4,326	730	16.9
I. Other assets	(15)			**3,964**	1,876	2,088	111.3
Total assets				**218,639**	**214,791**	**3,848**	**1.8**

Equity and liabilities	Notes			Prev. year		Change
		€m	**€m**	€m	€m	%
A. Equity	(16)					
I. Issued capital and capital reserve		**7,388**		7,388	–	–
II. Retained earnings		**8,021**		7,018	1,003	14.3
III. Other reserves		**6,110**		3,957	2,153	54.4
IV. Consolidated profit attributable to Munich Re equity holders		**2,671**		1,833	838	45.7
V. Minority interests		**463**		448*	15	3.3
			24,653	20,644*	4,009	19.4
B. Subordinated liabilities	(17)		**3,408**	3,393	15	0.4
C. Gross underwriting provisions						
I. Unearned premiums	(18)	**6,153**		5,874	279	4.7
II. Provision for future policy benefits	(19)	**94,445**		101,926	–7,481	–7.3
III. Provision for outstanding claims	(20)	**49,380**		42,839	6,541	15.3
IV. Other underwriting provisions	(21)	**10,551**		9,324	1,227	13.2
			160,529	159,963	566	0.4
D. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders	(22)		**1,516**	1,328	188	14.2
E. Other accrued liabilities	(23)		**4,555**	3,450	1,105	32.0
F. Liabilities						
I. Notes and debentures	(24)	**1,097**		2,242	–1,145	–51.1
II. Deposits retained on ceded business	(25)	**3,392**		2,900	492	17.0
III. Other liabilities	(26)	**12,288**		13,830*	–1,542	–11.1
			16,777	18,972*	–2,195	–11.6
G. Deferred tax liabilities	(14)		**7,201**	7,041	160	2.3
Total equity and liabilities			**218,639**	**214,791**	**3,848**	**1.8**

*Adjusted owing to first-time application of IAS 1 (rev. 2003). Details are provided in the notes on recognition and measurement.

Consolidated income statement for the business year 2005

Items	Notes				Prev. year (adjusted)*		Change
		€m	€m	€m	€m	€m	%
Gross premiums written	(27)	**38,199**			38,071	128	0.3
1. Earned premiums	(27)						
– Gross		**38,251**			38,288	–37	–0.1
– Ceded		**2,041**			1,754	287	16.4
– Net			**36,210**		36,534	–324	–0.9
2. Investment result	(28)		**10,818**		8,041	2,777	34.5
Thereof:							
– Income from associates			**1,131**		–331	1,462	–
3. Other income	(29)		**1,465**		1,116	349	31.3
Total income (1–3)				**48,493**	45,691	2,802	6.1
4. Expenses for claims and benefits	(30)						
– Gross		**35,559**			32,546	3,013	9.3
– Ceded		**2,208**			910	1,298	142.6
– Net			**33,351**		31,636	1,715	5.4
5. Operating expenses	(31)						
– Gross		**9,611**			9,312	299	3.2
– Ceded		**444**			465	–21	–4.5
– Net			**9,167**		8,847	320	3.6
6. Other expenses	(32)		**1,838**		1,839	–1	–0.1
Total expenses (4–6)				**44,356**	42,322	2,034	4.8
7. Result before amortisation and impairment losses of goodwill				**4,137**	3,369	768	22.8
8. Amortisation and impairment losses of goodwill	(1)			**7**	344	–337	–98.0
9. Operating result				**4,130**	3,025	1,105	36.5
10. Finance costs	(33)			**378**	426	–48	–11.3
11. Taxes on income	(34)			**1,009**	712	297	41.7
12. Consolidated result				**2,743**	1,887	856	45.4
Thereof:							
– Attributable to Munich Re equity holders				**2,671**	1,833	838	45.7
– Attributable to minority interests	(16)			**72**	54	18	33.3

	Notes	€	€	€	%
Earnings per share	(50)	**11.70**	8.01	3.69	46.1

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Group statement of changes in equity

All figures in €m	Issued capital	Capital reserve	Retained earnings: Retained earnings before deduction of own shares	Retained earnings: Own shares held	Retained earnings: Unrealised gains and losses	Other reserves: Reserve from currency translation	Other reserves: Valuation result from cash flow hedges	Consolidated result	Minority interests*	Total equity*
	Equity attributable to Munich Re equity holders									
Status at 31.12.2003	**588**	**6,800**	**7,930**	**–107**	**4,511**	**–399**	**10**	**–434**	**399**	**19,298**
Currency translation	–	–	–	–	–	–284	–	–	3	–281
Allocation to retained earnings	–	–	–720	–	–	–	–	720	–	–
Change in consolidated group	–	–	–13	–	–	9	–	–	–	–4
Change resulting from valuation at equity	–	–	–1	–	102	–	–	–	–1	100
Unrealised gains and losses on investments	–	–	–	–	8	–	–	–	26	34
Consolidated result	–	–	–	–	–	–	–	1,833	54	1,887
Dividend	–	–	–	–	–	–	–	–286	–	–286
Share buy-backs	–	–	–	–51	–	–	–	–	–	–51
Other changes	–	–	–20	–	–	–	–	–	–33	–53
Status at 31.12.2004	**588**	**6,800**	**7,176**	**–158**	**4,621**	**–674**	**10**	**1,833**	**448**	**20,644**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Group statement of changes in equity

	Equity attributable to Munich Re equity holders								Minority interests*	Total equity*
	Issued capital	Capital reserve	Retained earnings			Other reserves		Consolidated result		
All figures in €m			Retained earnings before deduction of own shares	Own shares held	Unrealised gains and losses	Reserve from currency translation	Valuation result from cash flow hedges			
Status at 31.12.2004	**588**	**6,800**	**7,176**	**–158**	**4,621**	**–674**	**10**	**1,833**	**448**	**20,644**
Currency translation	–	–	–	–	–	650	–	–	1	651
Allocation to retained earnings	–	–	1,376	–	–	–	–	–1,376	–	–
Change in consolidated group	–	–	–94	–	–49	–	–	–	6	–137
Change resulting from valuation at equity	–	–	–62	–	–98	–	–	–	3	–157
Unrealised gains and losses on investments	–	–	–	–	1,654	–	–	–	3	1,657
Consolidated result	–	–	–	–	–	–	–	2,671	72	2,743
Dividend	–	–	–	–	–	–	–	–457	–	–457
Effects pursuant to IAS 8	–	–	–59	–	–	–	–	–	–14	–73
Share buy-backs	–	–	–	–43	–	–	–	–	–	–43
Changes from cash flow hedges	–	–	–	–	–	–	–4	–	–	–4
Other changes	–	–	–115	–	–	–	–	–	–56	–171
Status at 31.12.2005	**588**	**6,800**	**8,222**	**–201**	**6,128**	**–24**	**6**	**2,671**	**463**	**24,653**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

The increase in the unrealised gains and losses recognised in equity of €1,657m comprises €2,972m (1,545m) in allocations and €1,315m (1,511m) in withdrawals, without impact on profit or loss in both cases.

Consolidated cash flow statement for the business year 2005

	€m	Prev. year €m
Consolidated result	**2,743**	1,892
Net change in underwriting provisions	**10,804**	5,396
Change in deferred acquisition costs	**–309**	–407
Change in deposits retained and accounts receivable and payable	**–1,268**	–177
Change in other receivables and liabilities	**–1,400**	–995
Gains and losses on the disposal of investments	**–4,511**	–2,339
Change in securities held for trading	**–1,374**	–100
Change in other balance sheet items	**961**	29
Other income/expenses without impact on cash flow	**473**	2,009
I. Cash flows from operating activities	**6,119**	5,308
Inflows from the sale of consolidated companies	**173**	373
Outflows for the acquisition of consolidated companies	**28**	78
Change from the acquisition, sale and maturities of investments	**–2,529**	–3,389
Change from the acquisition and sale of investments for unit-linked life insurance	**–20**	–252
Other	**–524**	–877
II. Cash flows from investing activities	**–2,928**	–4,223
Inflows from increases in capital	**–**	–
Dividend payments	**473**	295
Change from other financing activities	**–2,428**	–637
III. Cash flows from financing activities	**–2,901**	–932
Cash flows for the business year (I+II+III)	**290**	153
Effect of exchange rate changes on cash	**20**	–10
Cash at the beginning of the business year	**2,027**	1,884
Cash at the end of the business year	**2,337**	2,027
Additional information		
Income tax paid (net)	**404**	707
Interest paid	**421**	644

Our reporting on the Group cash flow is based on IAS 7 and the principles of German Accounting Standard No. 2 (DRS 2) issued by the German Standards Board (DSR) for the presentation of cash flow statements. This has been supplemented by the requirements of DRS 2–20, which applies specifically to insurance companies.
In accordance with the recommendations of the DSR for insurance companies, we have applied the indirect presentation method.
The "cash fund" within the meaning of the German Accounting Standard is limited to cash and cash equivalents shown under balance sheet item F "cash with banks, cheques and cash in hand".
Further information on the consolidated cash flow statement can be found in the management report on page 103.

Segment reporting

Assets				Reinsurance
	Life and health		Property-casualty	
	31.12.2005 €m	Prev. year €m	31.12.2005 €m	Prev. year €m
A. Intangible assets	**267**	239	**1,374**	1,206
B. Investments				
I. Land and buildings, including buildings on third-party land	**663**	731	**759**	928
II. Investments in affiliated companies and associates	**2,910**	3,449	**3,238**	3,842
III. Loans	**310**	244	**323**	258
IV. Other securities				
1. Held to maturity	–	–	–	–
2. Available for sale	**23,361**	19,603	**34,399**	30,180
3. Held for trading	**146**	54	**700**	61
	23,507	19,657	**35,099**	30,241
V. Deposits retained on assumed reinsurance	**9,089**	9,685	**10,205**	11,314
VI. Other investments	**321**	264	**539**	576
	36,800	34,030	**50,163**	47,159
C. Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–
D. Ceded share of underwriting provisions	**1,647**	1,403	**4,077**	3,483
E. Other segment assets	**6,179**	4,720	**10,402**	9,173
Total segment assets	**44,893**	**40,392**	**66,016**	**61,021**

The Munich Re Group's segment reporting is based on IAS 14 and the principles of German Accounting Standard No. 3 (DRS 3) issued by the German Standards Board (DSR). This has been supplemented by the requirements of DRS 3–20, which applies specifically to insurance companies.
In accordance with the recommendations of the DSR, we have made the primary segmentation between the fields of reinsurance, primary insurance (each broken down into life and health and property-casualty) and asset management.

The individual fields of business are shown after consolidation of internal transactions within the individual field but before consolidation across segments. This is shown separately in the "consolidation column".
Goodwill has been allocated to the segment of the respective subsidiary.

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
31.12.2005 €m	Prev. year €m	**31.12.2005 €m**	Prev. year €m	**31.12.2005 €m**	Prev. year €m	**31.12.2005 €m**	Prev. year €m	**31.12.2005 €m**	Prev. year €m
1,748	1,961	**929**	1,014	**6**	5	**–24**	–38	**4,300**	4,387
4,170	6,642	**179**	710	**28**	43	**–1**	–8	**5,798**	9,046
994	3,009	**3,506**	3,361	**95**	119	**–9,431**	–9,897	**1,312**	3,883
24,808	20,893	**1,514**	1,011	**151**	185	**–2,311**	–2,281	**24,795**	20,310
432	518	**13**	44	**–**	–	**–**	–	**445**	562
60,304	68,613	**6,385**	6,532	**33**	28	**–30**	–	**124,452**	124,956
717	247	**316**	295	**–**	–	**–**	–	**1,879**	657
61,453	69,378	**6,714**	6,871	**33**	28	**–30**	–	**126,776**	126,175
229	194	**18**	137	**–**	–	**–4,960**	–6,800	**14,581**	14,530
638	1,403	**276**	253	**705**	373	**–**	–	**2,479**	2,869
92,292	101,519	**12,207**	12,343	**1,012**	748	**–16,733**	–18,986	**175,741**	176,813
1,430	1,319	**–**	–	**–**	–	**–**	–	**1,430**	1,319
6,817	8,756	**1,701**	1,529	**–**	–	**–6,262**	–8,207	**7,980**	6,964
11,095	10,001	**3,914**	2,801	**205**	183	**–2,607**	–1,570	**29,188**	25,308
113,382	**123,556**	**18,751**	**17,687**	**1,223**	**936**	**–25,626**	**–28,801**	**218,639**	**214,791**

Equity and liabilities				Reinsurance
		Life and health		Property-casualy
	31.12.2005 €m	Prev. year €m	31.12.2005 €m	Prev. year €m
A. Subordinated liabilities	**1,453**	1,453	**1,561**	1,587
B. Gross underwriting provisions				
I. Unearned premiums	**209**	230	**4,865**	4,571
II. Provision for future policy benefits	**18,675**	19,468	**702**	642
III. Provision for outstanding claims	**5,493**	5,238	**38,080**	31,988
IV. Other underwriting provisions	**888**	722	**190**	214
	25,265	25,658	**43,837**	37,415
C. Gross underwriting provisions for life insurance policies where *the investment risk is borne by the policyholders*	–	–	–	–
D. Other accrued liabilities	**712**	300	**1,327**	785
E. Other segment liabilities	**3,807**	3,154*	**8,397**	9,337*
Total segment liabilities	**31,237**	**30,565**	**55,122**	**49,124**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
31.12.2005 €m	Prev. year €m	**31.12.2005 €m**	Prev. year €m	**31.12.2005 €m**	Prev. year €m	**31.12.2005 €m**	Prev. year €m	**31.12.2005 €m**	Prev. year €m
19	–	**404**	353	**–**	–	**–29**	–	**3,408**	3,393
86	79	**1,221**	1,208	**–**	–	**–228**	–214	**6,153**	5,874
79,647	88,155	**224**	278	**–**	–	**–4,803**	–6,617	**94,445**	101,926
1,993	2,010	**4,765**	4,637	**–**	–	**–951**	–1,034	**49,380**	42,839
9,686	8,604	**104**	108	**–**	–	**–317**	–324	**10,551**	9,324
91,412	98,848	**6,314**	6,231	**–**	–	**–6,299**	–8,189	**160,529**	159,963
1,516	1,343	**–**	–	**–**	–	**–**	–15	**1,516**	1,328
1,175	1,024	**1,355**	1,287	**65**	84	**–79**	–30	**4,555**	3,450
14,698	17,735*	**5,319**	5,224*	**1,035**	773*	**–9,278**	–10,210*	**23,978**	26,013*
108,820	**118,950**	**13,392**	**13,095**	**1,100**	**857**	**–15,685**	**–18,444**	**193,986**	**194,147**
						Equity		**24,653**	**20,644**
						Total equity and liabilities		**218,639**	**214,791**

Segment reporting

Income statement				Reinsurance
		Life and health		Property-casualty
	2005	Prev. year (adjusted)*	**2005**	Prev. year (adjusted)*
	€m	€m	**€m**	€m
Gross premiums written	**7,811**	7,540	**14,547**	14,857
Thereof:				
– From insurance transactions with other segments	**859**	957	**848**	869
– From insurance transactions with external third parties	**6,952**	6,583	**13,699**	13,988
1. Earned premiums				
– Gross	**7,852**	7,575	**14,643**	15,131
– Ceded	**456**	281	**1,078**	950
– Net	**7,396**	7,294	**13,565**	14,181
2. Investment result	**1,897**	1,431	**2,859**	2,166
Thereof:				
– Income from associates	**51**	–24	**208**	–87
3. Other income	**272**	125	**487**	350
Total income (1–3)	**9,565**	8,850	**16,911**	16,697
4. Expenses for claims and benefits				
– Gross	**6,358**	6,264	**12,490**	10,651
– Ceded	**354**	20	**1,145**	473
– Net	**6,004**	6,244	**11,345**	10,178
5. Operating expenses				
– Gross	**2,315**	1,836	**4,089**	4,054
– Ceded	**87**	148	**262**	197
– Net	**2,228**	1,688	**3,827**	3,857
6. Other expenses	**229**	214	**459**	624
Total expenses (4–6)	**8,461**	8,146	**15,631**	14,659
7. Result before amortisation and impairment losses of goodwill	**1,104**	704	**1,280**	2,038
8. Amortisation and impairment losses of goodwill	**–**	6	**–**	94
9. Operating result	**1,104**	698	**1,280**	1,944
10. Finance costs	**80**	106	**212**	255
11. Taxes on income	**48**	160	**650**	455
12. Consolidated result	**976**	**432**	**418**	**1,234**
Thereof				
– Attributable to Munich Re equity holders	**976**	**432**	**418**	**1,229**
– Attributable to minority interests	**–**	**–**	**–**	**5**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

The ERGO Insurance Group has concluded profit-transfer agreements with nearly all of its German insurance companies. In our segment reporting, expenditure incurred as a result of profit transfer is deemed appropriation of net income. The segments are thus adjusted to eliminate these expenses, the elimination being carried out in the consolidation column.

Life and health		Primary insurance Property-casualty		Asset management		Consolidation		Total	
2005 €m	Prev. year (adjusted)* €m	2005 €m	Prev. year (adjusted)* €m	2005 €m	Prev. year (adjusted)* €m	2005 €m	Prev. year (adjusted)* €m	2005 €m	Prev. year (adjusted)* €m
12,330	12,324	**5,242**	5,202	**–**	–	**–1,731**	–1,852	**38,199**	38,071
1	2	**23**	24	**–**	–	**–1,731**	–1,852	**–**	–
12,329	12,322	**5,219**	5,178	**–**	–	**–**	–	**38,199**	38,071
12,323	12,323	**5,121**	5,145	**–**	–	**–1,688**	–1,886	**38,251**	38,288
1,079	1,202	**1,116**	1,207	**–**	–	**–1,688**	–1,886	**2,041**	1,754
11,244	11,121	**4,005**	3,938	**–**	–	**–**	–	**36,210**	36,534
5,054	4,163	**853**	424	**40**	19	**115**	–162	**10,818**	8,041
233	–198	**221**	–28	**2**	6	**416**	–	**1,131**	–331
873	711	**787**	734	**267**	250	**–1,221**	–1,054	**1,465**	1,116
17,171	15,995	**5,645**	5,096	**307**	269	**–1,106**	–1,216	**48,493**	45,691
14,711	14,093	**3,439**	3,047	**–**	–	**–1,439**	–1,509	**35,559**	32,546
1,057	1,207	**1,049**	719	**–**	–	**–1,397**	–1,509	**2,208**	910
13,654	12,886	**2,390**	2,328	**–**	–	**–42**	–	**33,351**	31,636
2,049	2,181	**1,706**	1,707	**–**	–	**–548**	–466	**9,611**	9,312
321	242	**316**	333	**–**	–	**–542**	–455	**444**	465
1,728	1,939	**1,390**	1,374	**–**	–	**–6**	–11	**9,167**	8,847
1,062	973	**1,067**	912	**241**	271	**–1,220**	–1,155	**1,838**	1,839
16,444	15,798	**4,847**	4,614	**241**	271	**–1,268**	–1,166	**44,356**	42,322
727	197	**798**	482	**66**	–2	**162**	–50	**4,137**	3,369
1	167	**5**	69	**1**	8	**–**	–	**7**	344
726	30	**793**	413	**65**	–10	**162**	–50	**4,130**	3,025
3	4	**82**	65	**3**	–	**–2**	–4	**378**	426
129	1	**130**	56	**32**	35	**20**	5	**1,009**	712
594	**25**	581	**292**	30	**–45**	144	**–51**	2,743	**1,887**
539	**10**	549	**251**	32	**–42**	157	**–47**	2,671	**1,833**
55	**15**	32	**41**	–2	**–3**	–13	**–4**	72	**54**

Segment reporting

Investments*		Reinsurers		Primary insurers		Asset management		Total
	31.12.2005 €m	Prev. year €m	**31.12.2005 €m**	Prev. year €m	**31.12.2005 €m**	Prev. year €m	**31.12.2005 €m**	Prev. year €m
Europe	**43,942**	43,074	**97,902**	106,802	**804**	515	**142,648**	150,391
North America	**27,360**	21,540	**1,426**	1,669	**23**	38	**28,809**	23,247
Asia and Australasia	**2,776**	2,517	**1,024**	625	**5**	3	**3,805**	3,145
Africa, Near and Middle East	**753**	595	**81**	119	**–**	–	**834**	714
Latin America	**826**	485	**249**	142	**–**	8	**1,075**	635
Total	**75,657**	**68,211**	**100,682**	**109,357**	**832**	**564**	**177,171**	**178,132**

*After elimination of intra-Group transactions across segments.

Secondary segmentation is based on the geographical origin of our investments and gross premiums written.

Gross premiums written*	Reinsurers		Primary insurers		Total	
	2005 €m	Prev. year €m	**2005 €m**	Prev. year €m	**2005 €m**	Prev. year €m
Europe						
Germany	**3,122**	3,275	**14,272**	14,243	**17,394**	17,518
UK	**3,838**	4,516	**245**	224	**4,083**	4,740
Italy	**562**	549	**732**	720	**1,294**	1,269
Spain	**527**	525	**371**	346	**898**	871
Netherlands	**314**	456	**242**	283	**556**	739
Others	**2,060**	1,934	**1,460**	1,459	**3,520**	3,393
	10,423	11,255	**17,322**	17,275	**27,745**	28,530
North America						
USA	**4,774**	4,969	**112**	80	**4,886**	5,049
Canada	**1,929**	1,842	**6**	4	**1,935**	1,846
	6,703	6,811	**118**	84	**6,821**	6,895
Asia and Australasia						
Australia	**445**	453	**5**	3	**450**	456
China	**362**	71	**–**	–	**362**	71
Japan	**335**	288	**4**	3	**339**	291
Korea	**270**	201	**1**	–	**271**	201
Others	**514**	465	**47**	50	**561**	515
	1,926	1,478	**57**	56	**1,983**	1,534
Africa, Near and Middle East						
South Africa	**330**	267	**17**	60	**347**	327
Israel	**140**	136	**–**	1	**140**	137
Others	**202**	164	**24**	15	**226**	179
	672	567	**41**	76	**713**	643
Latin America	**927**	460	**10**	9	**937**	469
Total	**20,651**	**20,571**	**17,548**	**17,500**	**38,199**	**38,071**

*After elimination of intra-Group reinsurance across segments.
Presentation of the figures in the management report differs from this (cf. note on page 61).

Notes to the consolidated financial statements

Application of International Financial Reporting Standards (IFRS)

Munich Re's consolidated financial statements have been prepared on the basis of Section 315a para. 1 of the German Commercial Code in conjunction with Article 4 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002 concerning the application of international accounting standards. We have complied with the international accounting standards adopted in accordance with Articles 2, 3 and 6 of the aforementioned Regulation and with the Commercial Code rules designated in Section 315a para. 1 of the German Commercial Code. The consolidated financial statements also meet all the requirements of IFRS. Our presentation currency is the euro (€).

Since 2002, the standards adopted by the International Accounting Standards Board (IASB) have been referred to as International Financial Reporting Standards (IFRS); the standards from previous years continue to bear the name International Accounting Standards (IAS). Insofar as we do not explicitly refer to a particular standard, we use the two terms synonymously.

We have also observed the German accounting standards (DRS) adopted by the German Standardisation Council (DSR) provided they do not contradict the applicable IFRS.

Declaration of compliance with the German Corporate Governance Code in accordance with Section 161 of the German Stock Companies Act

In November and December 2005 respectively, the Board of Management and Supervisory Board of Munich Reinsurance Company and the corresponding Boards of ERGO Versicherungsgruppe AG published, in each case, an updated declaration of compliance with the German Corporate Governance Code as per Section 161 of the German Stock Companies Act and made this declaration permanently available to shareholders on the internet.

Figures for previous years

Insofar as under the transitional rules of IFRS 4 comparative information relating to annual periods beginning before 1 January 2005 is not required, we have in certain cases dispensed with the disclosure of previous year's figures in the notes to the consolidated balance sheet and to the consolidated income statement.

Consolidation

Consolidated group

In accordance with IAS 27, the consolidated financial statements include Munich Reinsurance Company (the parent) and all the entities in which Munich Re owns, directly or indirectly, more than half of the voting power or over which it has the factual ability to exercise control (subsidiaries). This applies analogously to the special funds held by Munich Re and its subsidiaries. The only exceptions are subsidiaries and special funds determined as being not material for assessing the Group's financial position; insurance and reinsurance companies are consolidated regardless of their size. As a result of the sale of our majority stake in Karlsruher Lebensversicherung AG, the parent of the Karlsruher Insurance Group, in the fourth quarter and the resultant deconsolidation of the Karlsruher Insurance Group, the consolidated group was reduced by a total of 14 German subsidiaries. Our Dutch subsidiary Nieuwe Hollands Lloyd Verzekeringsgroep N.V. was also sold in 2005. An overview of the group of consolidated companies and other important shareholdings is provided on page 208. The list of all our shareholdings is deposited with the Commercial Registry in Munich under registration number HRB 42039.

Consolidated subsidiaries*

	Germany	Other countries	Total
31.12. previous year	93	141	234
Additions	3	3	6
Reductions	22	6	28
31.12. business year	74	138	212

*In addition, 67 German and 8 non-German special funds were included in the consolidated group.

The changes among our unconsolidated subsidiaries in the business year were as follows:

Number of unconsolidated subsidiaries

	Germany	Other countries	Total
31.12. previous year	207	80	287
Additions	11	6	17
Reductions	12	10	22
31.12. business year	206	76	282

Consolidation principles

The balance sheet date of the consolidated companies is generally 31 December. Some of the special funds have other balance sheet dates. These funds are consolidated on the basis of interim accounts as at 31 December.
We generally consolidate subsidiaries and special funds as soon as the Group holds the majority of the voting shares or has the factual ability to exercise control. Acquisitions are accounted for by the purchase method. In order to determine the equity capital at the time of acquisition, we measure the assets and liabilities of the subsidiary or special fund at fair value. The equity capital apportionable to the Group at the time of acquisition is netted against the acquisition costs of the shares. Any residual positive amount is capitalised as goodwill.
Profits earned by the subsidiaries or special funds after their first consolidation are included in Group equity.
Amounts relating to intra-Group transactions (receivables and liabilities, expenses and income between consolidated companies) are eliminated unless they are determined as being not material.

Associates

Pursuant to IAS 28, associates are generally all entities which are not subsidiaries but on whose financial and operating policies the investors can exercise a significant influence. In the case of shareholdings amounting to between 20% and 50% of the voting rights, the entities in question are deemed to be associates. Investments in associates are valued at equity unless they are not material for assessing the Group's financial position.

Number of companies valued at equity

	Germany	Other countries	Total
31.12. previous year	33	41	74
Additions	2	2	4
Reductions	5	3	8
31.12. business year	30	40	70

Other associates
(not valued at equity)

	Germany	Other countries	Total
31.12. previous year	36	19	55
Additions	–	3	3
Reductions	12	3	15
31.12. business year	24	19	43

Recognition and measurement

The annual financial statements of the consolidated subsidiaries and special funds are subject to uniform accounting policies. For the annual financial statements of significant associates we have, in accordance with IAS 28.27, made appropriate adjustments for the purposes of the consolidated financial statements. Valuations used in the financial statements of associates not classified as significant are maintained.

Changes in accounting policies

Application of the recognition, measurement and disclosure methods follows the principle that a method once chosen should be applied consistently. Changes have become necessary as a result of new or revised IFRS. We have complied with all new and revised IFRS whose application is compulsory for the first time for periods beginning on 1 January 2005. The following standards are of significance in this context:
IAS 1, Presentation of Financial Statements, stipulates that for periods beginning on or after 1 January 2005, the part of the result attributed to minority interests has to be shown in the consolidated income statement not as expenses before the consolidated result but as appropriation of profit after the consolidated result. Correspondingly, minority interests in the balance sheet have to be recognised as part

of equity. Direct minority interests in special funds, however, are not equity within the meaning of IAS 32. We therefore disclose direct minority interests in special funds under "other liabilities". In accordance with IAS 8, adjustment has been made retrospectively. The carrying amount of the reclassified direct minority interests in special funds totals €93m (93m) for 2005. In connection with the reclassification, we have measured the items at fair value. The valuation effect of €7m attributable to previous years is reflected by a reduction in retained earnings in 2005. In order to provide a better insight into our operating result, we show finance costs separately in the income statement for periods beginning on or after 1 January 2005. By finance costs we understand all interest and other expenses attributable to strategic debt. Debt has a strategic character for us if it does not have an original, direct link with our operative business. The previous year's figures have been adjusted accordingly.

Under IFRS 2, Share-based Payment, obligations arising out of our long-term incentive plans (stock appreciation rights) have to be measured at fair value for periods beginning on or after 1 January 2005. Previously, these obligations were measured at their intrinsic value (difference between current share price and initial share price for the stock appreciation rights). The fair value takes into account not only the intrinsic value but also the possibility of growth in value up to the date of forfeiture or expiry of the rights and is determined on the basis of recognised valuation models, taking into account the exercise conditions. The fair value at the balance sheet date is reserved in full. The changeover to fair value requires a one-off increase of €36.1m in the provisions concerned, which has been recognised in the income statement in the business year.

Under the new IFRS 3, Business Combinations, amortisation of goodwill has to be discontinued. In accordance with the revised IAS 36, Impairment of Assets, goodwill has to be tested for impairment, i.e. the carrying amount of goodwill is compared with the recoverable amount and written down for impairment to the extent necessary. In keeping with the transitional provisions of IFRS 3, the rules have to be applied prospectively.

The amended rules of IAS 16, Property, Plant and Equipment, for the calculation of depreciation (component approach) have been taken into account in measuring developed property. For the buildings in our portfolio as at 1 January 2005, the component approach has been implemented prospectively, with their carrying amounts at this date being allocated over the newly resulting remaining useful lives.

First-time application of IFRS 4, Insurance Contracts, has resulted in major changes only in terms of disclosure. As hitherto, the underwriting items are recognised and measured in accordance with US GAAP (United States Generally Accepted Accounting Principles). The definition of insurance contracts under IFRS 4 has not had an appreciable effect on the product classifications underlying the accounting. Presentation of the ceded portion of deferred acquisition costs and the income and expenses from ceded reinsurance business has been changed compared with the previous year.

We have accounted for changes in accounting policies and corrections of errors in accordance with IAS 8. As from 2005, the revised IAS 8 generally requires changes in accounting policies and corrections of errors to be recognised retrospectively and without impact on profit or loss. In cases where it was not possible to make a retrospective adjustment on the basis of the available data and for non-material circumstances, we have recognised the adjustments in the year under review without impact on profit or loss. Resultant changes to retained earnings are explained in Note (16) Equity.

In the notes to the consolidated balance sheet and the consolidated income statement, we dispense with the disclosure of additional information in accordance with IFRS insofar as the details involved are of minor relevance. As far as underwriting items are concerned, we regard information as significant if the amount or change to be disclosed represents at least 1% of the value of the relevant balance sheet item.

First-time application of other new or amended IFRS has had no material impact.

Standards or changes in standards that have not yet entered into force

IAS 19, Employee Benefits, allows the option for business years beginning on or after 1 January 2006 of recognising all actuarial gains and losses from pension obligations outside profit or loss. We plan to take advantage of this option and to replace the previously prescribed corridor method for determining the actuarial gains and losses to be recognised in the income statement. Its application will probably result in a higher disclosure of pension provisions. We will apply this change retrospectively as from 1 January 2006, in accordance with IAS 8.

IFRS 7, Financial Instruments: Disclosures, will be applicable as from 1 January 2007. In addition to the existing disclosure obligations in respect of recognition and measurement of financial instruments, the new standard requires enhanced disclosure of information on the type and extent of risks from financial instruments. Parallel to this, the revised IAS 1, Presentation of Financial Statements, requires qualitative disclosures on objectives, policies and processes for managing capital. We will probably already meet the requirements of both standards in the business year 2006.

IAS 39, Financial Instruments: Recognition and Measurement, and IFRS 4, Insurance Contracts, were modified in August 2005 with regard to financial guarantees and credit insurance contracts. As from 1 January 2006, there is the option of accounting for credit insurances in accordance with IAS 39. We will not take advantage of this option, however, and will continue to account for the transactions concerned in accordance with IFRS 4.

Assets

A Intangible assets

In accordance with IFRS 3, goodwill from the first-time consolidation of subsidiaries is tested for impairment at least once annually, i.e. the carrying amount of goodwill is compared with the recoverable amount and written down for impairment if necessary.

Other intangible assets mainly comprise purchased and internally generated software and acquired insurance portfolios. The software is carried at cost less straight-line amortisation. The useful life assumed is three to five years. Acquired insurance portfolios are recognised at their present value on acquisition (PVFP: present value of future profits). They are amortised in accordance with the realisation of the profits from the insurance portfolios underlying the PVFP calculation.

The other intangible assets are tested for impairment at each balance sheet date and write-downs made if required. Write-downs of software and other intangible assets are distributed in the consolidated income statement between the investment result, expenses for claims and benefits and operating expenses. If it is not possible to allocate the expenses to these functional areas, they are shown under "other expenses". Write-downs of purchased insurance portfolios are recognised under operating expenses. Write-ups of software and other intangible assets are included in "other income".

B Investments

Land and buildings shown under investments comprise property used by third parties and are carried at cost. Maintenance expenses are recognised as an expense. Structural measures equivalent to 5% or more of the historical cost of a building are generally assessed with regard to whether they have to be capitalised. Buildings are depreciated in accordance with the component approach over 40 to 55 years, depending on the useful life determined for their specific building class. If the recoverable amount of land and buildings falls below their carrying amount, the carrying amount is written down to the recoverable amount. Impairment losses are recognised as investment expense in the consolidated income statement, and reversals of impairment losses as investment income.

Investments in affiliated companies that we do not consolidate because they are not material are carried at their fair values insofar as these can be reliably measured pursuant to IAS 39. If the investments are quoted on a stock exchange, we use the share prices at the balance sheet date; for other investments, the fair value is measured using the discounted earnings approach or the net asset value method. Changes in fair value are recognised in "other reserves" under unrealised gains and losses.

Investments in associates are valued by the equity method at the Group's proportionate share of their net assets. The associate's earnings attributable to the Group are included in the investment result. As a rule, the most recent individual or consolidated financial statements of the associate are used; exceptional transactions of material importance for a true and fair picture of the associate's financial position are recognised in the same business year. Investments in associates that are determined as being not material for assessing the Group's financial position are carried at fair value insofar as this can be reliably measured pursuant to IAS 39. To determine the fair value, we use the share prices at the balance sheet date; for investments not quoted on a stock exchange, the fair value is measured using the discounted earnings approach or the net asset value method.

Loans are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost, i.e. any premiums or discounts are deducted or added to the acquisition costs according to the effective interest method, with impact on profit or loss, until the redemption amount becomes payable. Write-downs for impairments are made in cases where the repayment of a loan can no longer be expected. This item includes promissory notes and registered bonds.

Fixed-interest securities held to maturity are carried at amortised cost.

Fixed-interest and non-fixed-interest securities available for sale are accounted for at fair value, with interest deferrals being made as with loans. Unrealised gains or losses are recognised directly in equity, after deduction of deferred taxes and the amounts apportionable to policyholders by the life and health insurers on realisation (provision for deferred premium refunds). This item also includes registered bonds and promissory notes.

With all fixed-interest and non-fixed-interest securities, impairments in value – in contrast to temporary diminutions – are recognised as an expense in the consolidated income statement. IAS 39.59 contains a list of factors providing objective evidence of impairments in the value of such investments. In addition, IAS 39.61 states that for equity investments a significant or prolonged decline in the fair value of the investment below its acquisition cost is objective evidence of impairment. Acquisition cost is determined on the basis of the average company purchase prices. In the case of an impairment, a write-down is made to the fair value at the balance sheet date, i.e. generally the publicly quoted market price. In the case of a further fall in the fair value of equity investments that have already been written down once, a further write-down recognised in the income statement is made again immediately, even if the impairment is only temporary.
Securities held for trading comprise all fixed-interest and non-fixed-interest securities that we have acquired for trading purposes to earn short-term profits from price changes and differences; in addition, they include all derivative financial instruments with positive fair values which we have acquired for hedging purposes but which do not meet the strict requirements of IAS 39 for hedge accounting. Securities held for trading are accounted for at fair value at the balance sheet date. If there are no stock market prices available, fair values (particularly with derivatives) are based on recognised valuation methods. All unrealised gains or losses from such valuation are included in the investment result.
Deposits retained on assumed reinsurance are receivables from our cedants for cash deposits that have been retained under the terms of reinsurance agreements; they are accounted for at face value.
Other investments are also carried at face value.
Financial assets in our direct portfolio are generally accounted for at the settlement date. Investments held in special funds are accounted for at the trade date.

[C] Investments for the benefit of life insurance policyholders who bear the investment risk

These are investments for policyholders under unit-linked life insurances. They are measured at amortised cost.
All unrealised gains or losses from changes in fair value are included in the investment result. Unrealised gains and losses are matched by corresponding changes in the underwriting provisions (equity and liabilities item D), which are taken into account in the underwriting result.

[D] Ceded share of underwriting provisions

The share of underwriting provisions for business ceded by us is determined from the respective underwriting provisions in accordance with the terms of the reinsurance agreements; cf. the notes to the equity and liabilities item C. Appropriate allowance is made for credit risks.

[E] Receivables

Receivables on primary insurance business, accounts receivable on reinsurance and other receivables are carried at face value; adjustments of value are made where necessary.

[F] Cash with banks, cheques and cash in hand

Cash and cheques are accounted for at their face value.

[G] Deferred acquisition costs

Deferred acquisition costs comprise commissions and other variable costs directly connected with acquisition or renewal of insurance contracts.
In life primary and reinsurance and in health primary insurance, the deferred acquisition costs are also capitalised and amortised over the terms of the contracts either proportionally to the premium income (FAS 60) or proportionally to the respective contracts' expected gross profit margins calculated for the relevant year of the contract term (FAS 97, 120). The allocation of individual contracts to the FAS concerned is shown in the notes to equity and liabilities item C. In determining the amount of amortisation, an actuarial interest rate and changes resulting from the disposal of contracts from the portfolio are taken into account.
In other reinsurance and in property-casualty insurance, the deferred acquisition costs are amortised on a straight-line basis over the average term of the policies, from one to five years.
Deferred acquisition costs are regularly tested for impairment using a liability adequacy test (cf. notes to equity and liabilities item C).

Equity and liabilities

[H] Deferred tax assets
Under IAS 12, deferred tax assets must be recognised in cases where asset items have to be valued lower, or liabilities items higher, in the consolidated balance sheet than in the tax accounts of the Group company concerned and these differences will even themselves out again with effect on taxable income (temporary differences). Also included are tax assets deriving from tax loss carry-forwards. We take into account the tax rates of the countries concerned and the company's respective tax situation; in some cases, for purposes of simplification, we use uniform tax rates for individual circumstances or subsidiaries.
Where unrealised losses on securities available for sale are recognised in equity (see "other securities available for sale"), the resulting deferred tax assets are recorded but not recognised in income.
Deferred tax assets are reversed if a realisation of the corresponding receivable is not probable.

[I] Other assets
Other assets are generally carried at cost. Owner-occupied property is accounted for as outlined under B. Investments.

[A] Equity
The item issued capital and capital reserve contains the amounts that the equity holders of the parent have paid in on shares. The capital reserve is reduced by the externally generated costs directly connected with equity capital measures, after taking into account tax effects. Under retained earnings, we show the profits which consolidated companies and special funds have earned and retained since becoming part of the Munich Re Group, and income and expenses resulting from consolidation measures. In addition, the adjustment amount resulting from changes in accounting policies for earlier periods not included in the consolidated financial statements is recognised in the opening balance of the retained earnings and other reserves for the earliest prior period presented. Other reserves contain unrealised gains and losses resulting from the recognition of other securities available for sale at fair value and investments in unconsolidated affiliated companies; they also include unrealised gains and losses resulting from the valuation of associates at equity, differences resulting from the currency translation of foreign subsidiaries' figures, and the valuation result from the hedging of cash flows. Besides this, write-ups of other equity investments available for sale are also recognised in this equity item.
In accordance with IAS 32, own shares held by Munich Re at the balance sheet date have been deducted directly from retained earnings.
Minority interests are accounted for as part of equity in the balance sheet. These are the shares of third parties in the equity of subsidiaries that are not wholly owned directly or indirectly by the parent. Direct minority interests in special funds are recognised under "other liabilities". The portion of the result attributable to minority interests is shown as appropriation of profit in the consolidated income statement.

[B] Subordinated liabilities
Subordinated liabilities are liabilities which, in the event of liquidation or insolvency, are only satisfied after the claims of other creditors. They are recognised at amortised cost, i.e. any premiums or discounts are deducted from or added to the acquisition costs according to the effective interest method, with impact on the income statement, until the redemption amount becomes payable.

[C] Gross underwriting provisions

Underwriting provisions are shown gross in our balance sheet, i.e. without deduction of the share apportionable to business ceded by us; cf. the explanatory remarks on assets item D. The ceded share is calculated and accounted for on the basis of the individual reinsurance agreements. Acquisition costs are capitalised and amortised over the terms of the contracts (cf. notes on assets item G).

Unearned premiums are accrued premiums already written for future risk periods. For primary insurance, these premiums are calculated separately for each insurance policy pro rata temporis; for reinsurance, nominal percentages are used in some cases where the data for a calculation pro rata temporis is not available. The posting of unearned premiums is generally restricted to short-term underwriting business.

The provision for future policy benefits is posted for the actuarially calculated value of obligations arising from guaranteed entitlements of policyholders in life and personal accident insurance. It also includes the ageing reserves for health primary insurance conducted like life insurance. The actuarial assumptions used for its calculation include, in particular, assumptions relating to mortality, disablement, morbidity, interest rate development, lapses and costs. These are estimated on a realistic basis at the time the insurance contracts are concluded and they include adequate provision for adverse deviation to take account of the risks of change, error and random fluctuations. The actuarial assumptions are adjusted if the original provisions for adverse deviation are no longer considered sufficient.

The measurement of the provision for future policy benefits depends on the type of contract, being based either on FAS 60 (for life primary insurance without performance-related participation in surplus, health primary insurance and the bulk of reinsurance in the life and health segment), on FAS 97 (life primary insurance contracts with limited premium payment, life primary insurance on the universal life model, unit-linked life insurance and life reinsurance for assumed policies based on FAS 97) or on FAS 120 (life primary insurance with performance-related participation in surplus).

For contracts in accordance with FAS 60, the provision for future policy benefits is calculated from the present value of estimated future policy benefits (including claims adjustment expenses) less the present value of future net level premiums. Net level premium is that part of the gross premium that is needed to finance future policy benefits.

Life primary insurance contracts with limited premium payment as per FAS 97 are generally valued in the same way as contracts falling under FAS 60. For all other contracts as per FAS 97, an account is kept to which premiums and interest earnings are credited and from which risk premiums and administration expenses are debited, not all credits and debits being contractually fixed at the time the contracts are concluded. Premium components exceeding the net level premium are recognised as unearned revenue liability and amortised over the remaining term of the contracts.

The provision for future policy benefits for life primary insurance where policyholders bear the investment risk themselves (unit-linked life insurance) is shown separately under equity and liabilities item D.

In the case of contracts as per FAS 120, the provision for future policy benefits is made up of the net level premium reserve and liabilities for terminal dividends. The net level premium reserve is calculated from the present value of guaranteed policy benefits (including acquired bonuses but excluding claims adjustment expenses) less the present value of future net level premiums. The net level premium is the net premium less the portion of the premium envisaged for covering claims adjustment expenses. The actuarial assumptions are generally the same as those used for premium calculation. Provisions for terminal dividends are built up proportionally with a fixed share of the expected gross profit margins. The same method is used for this as for determining the amortisation of the deferred acquisition costs.

The provision for outstanding claims is for payment obligations arising from insurance and reinsurance contracts where the size of the claim or the date of the payment is still uncertain at the balance sheet date. Part of the provision is for known claims for which individually calculated provisions are posted. Another part is for expenses for claims which are not yet known (e.g. because they have not been reported yet or have not yet manifested themselves). A third class of provisions covers claims which are basically known but whose extent has turned out to be greater than originally foreseen. All these provisions include expenses for internal and external loss adjustment expenses. The provision for outstanding claims is based on estimates: the actual payments may be higher or lower.

The amounts posted are the realistically estimated future amounts to be paid; they are calculated on the basis of past experience and assumptions about future developments (e.g. social, economic or technological parameters) and using appropriate actuarial methods. Future payment obligations are generally not discounted; exceptions are some actuarially calculated provisions for annuities in workers' compensation, motor insurance, personal accident and liability insurance, which are discounted at a rate admissible under supervisory law.

For determining the provision for outstanding claims, the Munich Re Group uses a range of actuarial projection methods. These include the chain ladder method and the Bornhuetter-Ferguson method. In applying the statistical methods, large exposures are regarded separately. The standard actuarial methods we use are applied both to the run-off triangles for the payments and to the run-off triangles for the reported claims, so that we obtain a range of estimates for the ultimate loss. Within this range, a realistic estimated value for the ultimate loss is determined for the balance sheet date. By deducting the payments already made, we arrive at the provision for outstanding claims recognised in balance sheet.

Other underwriting provisions mainly include the provisions for premium refunds in primary insurance and provisions for profit commission in reinsurance.

Provisions for premium refunds are posted in life and health primary insurance for obligations involving policyholder bonuses and rebates that have not yet been irrevocably allocated to individual contracts at the balance sheet date. Where these provisions are posted on the basis of national regulations, a retrospective approach is usually taken based on supervisory or individual contract regulations. Besides this, there are provisions for deferred premium refunds, which are posted for the amounts apportionable to policyholders from the valuation differences between IFRS and German Commercial Code on the basis of the expected future participation quota. If in this context unrealised gains and losses are recognised directly in equity (see assets item B), the resultant provision for deferred premium refunds is also posted without impact on profit or loss; otherwise, changes in the provision for deferred premium refunds are recognised in the consolidated income statement.

The underwriting provisions are regularly subjected to a liability adequacy test. If the result of this test shows that the carrying amount of the provisions – less the related deferred acquisition costs – is inadequate in the light of the estimated future cash flows, the underwriting provisions are adjusted with recognition in profit or loss. The appropriateness of unearned premiums and the provisions for outstanding claims are assessed in relation to the realistically estimated future amount to be paid. Assessment of the appropriateness of the provisions for future policy benefits is made on the basis of realistic estimates of the actuarial assumptions, the proportional investment result and, for contracts with participation in surplus, the future profit sharing.

[D] Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders

This item comprises the provisions for future policy benefits in life primary insurance where policyholders bear the investment risk themselves (unit-linked life insurance). The value of the provisions for future policy benefits essentially corresponds to the market value of the relevant investments shown under assets item C. Besides this, as under the provisions for future policy benefits as per FAS 97, they may include additional premium components; cf. the notes to assets item C. Changes in these provisions are fully recognised in the underwriting result. Insofar as these changes derive from unrealised gains and losses from alterations in the fair values of the related investments, they are mirrored by opposite changes of the same amount in the investment result.

[E] Other accrued liabilities

This item includes provisions for post-employment benefits. The companies in the Munich Re Group generally give commitments to their staff in the form of defined contribution plans or defined benefit plans. The type and amount of the pension obligations are determined by the conditions of the respective pension plan. In general, they are based on the staff member's length of service and salary.

Under defined contribution plans the companies pay fixed contributions to an insurer or a pension fund. This fully covers the companies' obligations.

Under defined benefit plans the staff member is promised a particular level of retirement benefit either by the companies or by a pension fund. The companies' contributions needed to finance this are not fixed in advance.

If pension obligations are covered by assets held by a legally separate entity (e.g. a fund or a contractual trust agreement in the form of a two-way trust) – assets that may only be used to cover the pension commitments given and are not accessible to creditors – the pension obligations are shown less the amount of these plan assets. If the fair value of the plan assets exceeds the related outsourced pension obligations, this repayment claim is shown under "other receivables".

Pension obligations are recognised in accordance with IAS 19, Employee Benefits, using the projected unit credit method and based on actuarial studies. This includes not only the pension entitlements and current pensions known on the balance sheet date but also their expected future development. The interest rate at which the pension obligations are discounted is based on the yields for long-term high-quality bonds (e.g. government bonds).

Actuarial gains or losses from pension obligations and plan assets result from the deviation of actual risk experience from estimated risk experience. They are recognised by means of the corridor method laid down in IAS 19. According to this, actuarial gains or losses are recognised in the income statement if they exceed the higher of the following amounts at the beginning of the business year: 10% of the present value of the vested benefits or 10% of the fair value of the plan assets.

Tax provisions for current taxes are posted – without discounting – in accordance with the probable tax payments for the year under review or previous years.

Other provisions are posted in the amount of the probable requirement; such amounts are not discounted if insignificant.

[F] Liabilities

The liabilities shown under this item – notes and debentures, accounts payable, deposits retained on ceded business and other liabilities – are recognised at the settlement value, except for the option components of the exchangeable bonds of Munich Reinsurance Company and ERGO International AG. The value of the option components is determined as the difference between the market price of the exchangeable bonds and the value of the bond components calculated on the basis of current market yields. Direct minority interests in special funds are measured at fair value.

[G] Deferred tax liabilities

Under IAS 12, deferred tax liabilities must be recognised if asset items have to be valued higher, or liabilities items lower, in the consolidated balance sheet than in the tax accounts of the reporting company and these differences will even themselves out again with impact on taxable income (temporary differences); cf. the notes on assets item H.

Foreign currency translation

Munich Re's presentation currency is the euro (€). The balance sheets of foreign subsidiaries whose national currency is not the euro are translated in accordance with the functional currency principle using the year-end exchange rates, and their income statements using quarterly average exchange rates; any exchange differences arising in the process are recognised in equity (other reserves) and excluded from earnings.
Foreign-currency transactions are essentially translated into the Group companies' respective national currencies in accordance with IAS 21. In the case of reinsurance, the principle of currency matching also applies. This means that Group companies which write a significant portion of their business in foreign currency generally safeguard themselves against exchange losses by attempting to match assets and liabilities in the same currency. Where exchange gains or losses occur nevertheless in the translation of foreign-currency transactions into the national currencies of the consolidated companies, they are accounted for under "other income" and "other expenses" respectively.
The following table shows the exchange rates of the most important currencies for our business:

Currency translation rates

	Balance sheet		Income statement							
Rate for €1	**31.12.2005**	Prev. year	**Q4 2005**	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Australian dollar	**1.60800**	1.73395	**1.59865**	1.60501	1.63782	1.68700	1.71287	1.72222	1.68814	1.63427
Canadian dollar	**1.37790**	1.62860	**1.39511**	1.46595	1.56661	1.60773	1.58402	1.59919	1.63748	1.64815
Pound sterling	**0.68710**	0.70795	**0.68021**	0.68331	0.67843	0.69373	0.69539	0.67228	0.66688	0.68042
Rand	**7.48125**	7.65770	**7.76097**	7.93395	8.07194	7.87516	7.83521	7.79333	7.93235	8.46186
Swiss franc	**1.55460**	1.54565	**1.54767**	1.55348	1.54375	1.54902	1.53345	1.53623	1.53775	1.56825
US dollar	**1.17955**	1.35925	**1.18880**	1.21973	1.25887	1.31156	1.29814	1.22233	1.20494	1.25018
Yen	**139.2220**	139.2820	**139.3170**	135.6200	135.3510	137.0570	137.1300	134.3640	132.1350	134.0120

Notes to the consolidated balance sheet – Assets

(1) Goodwill

All figures in €m	2005	Prev. year
Carrying amount at 31.12. previous year*	**3,144**	3,568
Currency translation differences	**170**	–106
Carrying amount at 1.1. business year	**3,314**	3,462
Additions	**2**	30
Disposals	**45**	4
Amortisation and impairment losses – Amortisation (up to 31.12.2004)	**–**	222
– Impairment losses	**7**	122
Carrying amount at 31.12. business year	**3,264**	3,144

*In accordance with IFRS 3.79 b, the gross carrying amount of €5,316m at 31 December 2004 has been netted against the relevant accumulated amortisation and impairment losses of €2,172m.

The goodwill results mainly from the acquisition of American Re in November 1996 and from the acquisition of the additional shares in the ERGO Insurance Group in 2001 and 2002. The disposals of €45m stem largely from the sale of the Karlsruher Insurance Group.

Impairment test for the main items of goodwill

For the purpose of impairment testing, IFRS 3 in conjunction with the revised IAS 36 stipulates that the goodwill has to be allocated to the cash-generating units expected to derive benefit (in the form of cash flows) from the business combination. To ascertain whether there is any impairment, the carrying amount (including allocated goodwill) of a cash-generating unit is compared with the recoverable amount. The "recoverable amount" is the higher of

- its fair value less costs to sell and
- its value in use (present value of the future cash flows expected to be derived from a cash-generating unit). The future cash flows used for determining the value in use are based on management's most recent financial plans/forecasts. Beyond the period covered by these financial plans/forecasts, the future cash flows are estimated by extrapolating the prognoses on which the financial plans/forecasts are based, applying constant or declining growth rates for the subsequent years.

For impairment testing, the goodwill from the acquisition of American Re (carrying amount of €1,170m) and from the acquisition of shares in the ERGO Insurance Group (carrying amount of €1,754m) was allocated to the cash-generating units "reinsurance property-casualty segment" and "ERGO" respectively. The recoverable amount of these units was determined on the basis of the value in use. For the business year 2005, the impairment test did not give rise to any need for write-downs of goodwill for these cash-generating units.

Main assumptions for calculating the cash-generating units' value in use

The impairment test for the goodwill from the acquisition of American Re and from the acquisition of ERGO was carried out on the basis of the current cash flow plans at the time of testing in the first quarter.

Underlying assumptions for the cash flow prognoses at the time of the impairment test

	Reinsurance property-casualty segment	**ERGO**
Pricing and contractual conditions	– Marginally declining premium income	– Property-casualty insurance (including legal expenses insurance): Slight premium growth – Life insurance: Stable premium income – Health insurance: Weakened premium growth
Claims experience	– Slight increase in combined ratios with stable absolute claims amount	– Slight increase in combined ratio (but within the long-term target of 95%)
Return on investment	Our basic assumptions for the planning period were moderately improving equity markets and virtually static interest rates, albeit with a slight fall expected in the interest-rate level in 2006. These basic assumptions have been adjusted to take account of national circumstances at the individual subsidiaries.	
Detailed cash flow planning on the basis of financial plans/forecasts	3 years	3 years
Growth rate used for extrapolating beyond the cash flow planning based on financial plans/forecasts	0–1.5% 1.5% as maximum growth factor as per Circular 2108/2003 of the German Insurance Association	
Discount rate	10–13% The discount rate has been determined in the form of the weighted average cost of capital, using the Capital Asset Pricing Model (CAPM). The discount rate is calculated from a risk-free basic interest rate plus a risk loading and the market interest rate for borrowing, taking into account the capital structure. To derive the capital cost components (risk loading, capital structure), a peer group of international insurers and reinsurers is used, in accordance with IAS 36. The derivation of the risk-free basic interest rate and the borrowing costs is based on market data. It is a pre-tax calculation. A reconciliation to Munich Re's cost of capital is not possible.	8–9%

(2) Other intangible assets

All figures in €m	Software	Purchased insurance portfolios	Other	**2005**	Prev. year
Gross carrying amount at 31.12. previous year	958	1,079	305	**2,342**	2,177
Accumulated amortisation and accumulated impairment losses at 31.12. previous year	497	371	231	**1,099**	805
Carrying amount at 31.12. previous year	461	708	74	**1,243**	1,372
Currency translation differences	1	12	1	**14**	–6
Carrying amount at 1.1. business year	462	720	75	**1,257**	1,366
Change in consolidated group	–37	–40	1	**–76**	32
Additions	98	13	6	**117**	160
Disposals	10	–	1	**11**	6
Changes under IAS 8	–	–75	–	**–75**	–
Amortisation and impairment losses – Amortisation	119	36	15	**170**	238
– Impairment losses	1	5	–	**6**	71
Impairment losses reversed	–	–	–	**–**	–
Carrying amount at 31.12. business year	393	577	66	**1,036**	1,243
Accumulated amortisation and accumulated impairment losses at 31.12. business year	450	520	232	**1,202**	1,099
Gross carrying amount at 31.12. business year	843	1,097	298	**2,238**	2,342

The figures shown under acquired insurance portfolios include amortised carrying amounts of €398m resulting from the assumption of CNA Financial Corporation's life reinsurance business and the acquisition of additional shares in the ERGO Insurance Group.
An adjustment has been made to the acquired insurance portfolios of ERGO Previdenza, in accordance with IAS 8.
The additions for software concern €43m for the Gloria project.
The impairment losses are distributed between the different Group segments as follows:
In the reinsurance segment, €0m (20m) is apportionable to life and health and €1m (32m) to property-casualty; in the primary insurance segment, €3m (19m) is apportionable to life and health and €2m (–) to property-casualty.
The remaining other intangible assets include land rights amounting to €1m (1m).
Assets pledged as security and other restrictions on title amount to €1m (3m). Commitments to acquire other intangible assets total €2m (11m).
Costs of €151m (59m) for research and development incurred in connection with software projects were not capitalised but recognised as expenses.

(3) Land and buildings, including buildings on third-party land

All figures in €m	2005	Prev. year
Gross carrying amount at 31.12. previous year	**10,506**	11,200
Accumulated depreciation and accumulated impairment losses at 31.12. previous year	**1,460**	1,125
Carrying amount at 31.12. previous year	**9,046**	10,075
Currency translation differences	**7**	–
Carrying amount at 1.1. business year	**9,053**	10,075
Change in consolidated group	**–668**	–18
Additions	**104**	282
Disposals	**108**	59
Impairment losses reversed	**2**	4
Depreciation and impairment losses – Depreciation	**127**	338
– Impairment losses	**319**	217
Reclassification	**–2,139**	–683
Carrying amount at 31.12. business year	**5,798**	9,046
Accumulated depreciation and accumulated impairment losses at 31.12. business year	**1,220**	1,460
Gross carrying amount at 31.12. business year	**7,018**	10,506

In the business year 2005, owner-occupied property of €2,139m (683m) was reclassified to the item "other assets".

The useful lives of the buildings were adjusted in the business year, owing to the first-time application of the component approach, and are now between 40 and 55 years (previous year: max. 50 years). The overall change in depreciation volume resulting from this is insignificant.

The impairment losses largely result from market-value adjustments at Hamburg-Mannheimer Versicherungs-Aktiengesellschaft amounting to €152m and at Munich Reinsurance Company amounting to €53m.

The impairment losses are distributed between the different Group segments as follows:

In the reinsurance segment, €13m (18m) is apportionable to life and health and €46m (77m) to property-casualty; in the primary insurance segment, €252m (94m) is apportionable to life and health and €8m (4m) to property-casualty; €0m (24m) is apportionable to the asset management segment.

The reduction under "change in consolidated group" is mainly due to the sale of the Karlsruher Insurance Group. Property pledged as security and other restrictions on title amount to €522m (688m). The expenditures recognised in the carrying amount for assets in the course of construction total €39m (71m) at the balance sheet date, and contractual commitments to acquire property amount to €25m (124m).

The fair value of land and buildings at the balance sheet date amounts to €7,132m (10,737m) and has been determined as follows: for directly held property, generally the capitalised earnings value is calculated by internal experts in accordance with the Statutory Order on Valuation. The valuation is performed for each site individually as at 31 December 2005 except where valuation units are formed. For developed and undeveloped property held through real estate companies, the fair values are determined in accordance with the statutory regulations by internal or external experts.

(4) Investments in affiliated companies and associates

All figures in €m	31.12.2005	Prev. year
Affiliated companies	**184**	158
Associates	**1,128**	3,725
Total	**1,312**	**3,883**

The decrease in investments in associates is mainly due to the acquisition of the HVB Group by UniCredit S.p.A., Milan. The Munich Re Group's total interest in the HVB Group amounted to 18.3%, and by accepting the exchange offer in the fourth quarter of 2005, we acquired a share of 6.7% in UniCredit. Directly after the exchange, the Munich Re Group sold 1.86% of its stake in UniCredit's share capital and now has a shareholding of under 5%, which is recognised under "other securities available for sale".
The fair value of the investments in associates amounts to €1,353m (4,191m) at the balance sheet date.
An overview of the most important shareholdings is provided on page 208.

(5) Loans

All figures in €m	31.12.2005	Prev. year
Mortgage loans	**4,702**	6,509
Loans and advance payments on insurance policies	**587**	692
Other loans	**19,506**	13,109
Total	**24,795**	**20,310**

The fair values of the loans at the balance sheet date amounted to €25,666m (21,259m).

Contractual period to maturity

	Carrying amounts	
All figures in €m	31.12.2005	Prev. year
Up to one year	**1,176**	1,260
Over one year and up to two years	**847**	956
Over two years and up to three years	**1,108**	1,179
Over three years and up to four years	**735**	870
Over four years and up to five years	**1,061**	1,083
Over five years and up to ten years	**11,331**	9,696
Over ten years	**8,537**	5,266
Total	**24,795**	**20,310**

(6) Other securities held to maturity

	Carrying amounts		Fair values	
All figures in €m	31.12.2005	Prev. year	31.12.2005	Prev. year
Government bonds	**13**	37	**13**	37
Debt securities of banks	**432**	525	**451**	555
Total	**445**	**562**	**464**	**592**

Contractual period to maturity

All figures in €m	Carrying amounts 31.12.2005	Prev. year	Fair values 31.12.2005	Prev. year
Up to one year	**167**	82	**169**	84
Over one year and up to two years	**39**	164	**40**	171
Over two years and up to three years	**61**	41	**65**	44
Over three years and up to four years	**43**	66	**45**	71
Over four years and up to five years	**41**	43	**44**	45
Over five years and up to ten years	**94**	166	**101**	177
Total	**445**	**562**	**464**	**592**

Rating on fair-value basis

All figures in €m	31.12.2005	Prev. year
AAA	**13**	23
AA	**44**	73
A	**209**	226
BBB and lower	**2**	74
No rating	**196**	196
Total	**464**	**592**

The rating categories are based on those of the leading international rating agencies.

(7) Other securities available for sale

All figures in €m	Carrying amounts 31.12.2005	Prev. year	Unrealised gains/losses 31.12.2005	Prev. year	Amortised cost 31.12.2005	Prev. year
Fixed-interest securities						
– Government bonds						
– Germany	**12,513**	15,478	**467**	507	**12,046**	14,971
– Rest of EU	**17,725**	18,422	**549**	561	**17,176**	17,861
– USA	**4,671**	3,178	**17**	–16	**4,654**	3,194
– Others	**5,203**	4,290	**444**	259	**4,759**	4,031
– Corporate debt securities	**30,090**	35,090	**1,259**	1,674	**28,831**	33,416
– *Others*	**28,904**	25,812	**916**	779	**27,988**	25,033
	99,106	102,270	**3,652**	3,764	**95,454**	98,506
Non-fixed-interest securities						
– *Shares*	**22,523**	19,950	**6,874**	4,342	**15,649**	15,608
– Investment funds						
– Equity funds	**1,089**	914	**295**	119	**794**	795
– Bond funds	**461**	490	**24**	26	**437**	464
– Real estate funds	**361**	339	**17**	23	**344**	316
– Others	**912**	993	**111**	166	**801**	827
	25,346	22,686	**7,321**	4,676	**18,025**	18,010
Total	**124,452**	**124,956**	**10,973**	**8,440**	**113,479**	**116,516**

The corporate debt securities mainly comprise mortgage bonds with a high credit rating.
Items pledged as security and other restrictions on title amount to €4,399m (6,257m). €6,166m (3,477m) of the securities shown are loaned to third parties.
Measurement at fair value results in valuation reserves of €10,973m (8,440m) in comparison with amortised costs. Of this – after deduction of provisions for deferred premium refunds, deferred taxes, minority interests and consolidation effects – unrealised gains and losses of €6,036m (4,441m) have been posted in equity (other reserves).

Disposal proceeds in the business year

All figures in €m	2005	Prev. year
Fixed-interest securities	**87,820**	48,994
Non-fixed-interest securities – Quoted	**15,882**	11,629
– Unquoted	**242**	990
Total	**103,944**	**61,613**

Realised gains and losses

All figures in €m	2005	Prev. year
Gains on disposal	**3,748**	2,835
Thereof: – Fixed-interest securities	**850**	692
– Non-fixed-interest securities	**2,898**	2,143
Losses on disposal	**403**	495
Thereof: – Fixed-interest securities	**225**	149
– Non-fixed-interest securities	**178**	346
Total	**3,345**	**2,340**

Contractual period to maturity of fixed-interest securities

	Carrying amounts		Amortised cost	
All figures in €m	31.12.2005	Prev. year	31.12.2005	Prev. year
Up to one year	**9,270**	8,460	**9,231**	8,418
Over one year and up to two years	**8,905**	6,895	**8,843**	6,795
Over two years and up to three years	**9,922**	9,089	**9,855**	8,875
Over three years and up to four years	**8,146**	9,592	**7,988**	9,326
Over four years and up to five years	**6,742**	9,021	**6,568**	8,687
Over five years and up to ten years	**28,564**	34,101	**27,528**	32,728
Over ten years	**27,557**	25,112	**25,441**	23,677
Total	**99,106**	**102,270**	**95,454**	**98,506**

Rating of fixed-interest securities on fair-value basis

All figures in €m	**31.12.2005**	*Prev. year*
AAA	**60,841**	60,524
AA	**22,917**	27,977
A	**10,870**	8,137
BBB	**3,159**	3,973
Lower	**397**	335
No rating	**922**	1,324
Total	**99,106**	**102,270**

The rating categories are based on those of the leading international rating agencies.

(8) Other securities held for trading

The securities held for trading include fixed-interest securities totalling €900m (351m), non-fixed-interest securities totalling €9m (6m) and derivative financial instruments (derivatives) totalling €970m (300m)

Derivative financial instruments

These are financial instruments whose fair value is derived from one or more underlying assets.
A distinction is made between over-the-counter (OTC) products and standardised transactions concluded on the stock exchange.
Derivatives are used to hedge against currency, interest-rate and other market-price risks. This is done at the Group companies within the framework of individual supervisory regulations and additional company directives. The risk of default is practically non-existent in the case of products traded on the stock exchange. Over-the-counter products, on the other hand, harbour a theoretical risk in the amount of the replacement costs. Therefore, in the Munich Re Group, only top-quality counterparties are selected for such transactions.
Derivatives are measured at fair value. Depending on whether they qualify for hedge accounting under the rules of IAS 39 and whether they have positive or negative fair values, derivatives are shown under the following balance sheet items:

All figures in €m Fair value	Qualifying for hedge accounting	Balance sheet item	**31.12.2005**	Prev. year
Positive	No	Investments, other securities held for trading	**970**	300
	Yes	Other assets	**66**	38
Negative	No Yes	Liabilities, other liabilities	**–128**	–89
Total			**908**	**249**

The following table shows the fair values and the related notional principal amounts of our open positions, broken down according to risk types and product categories. Positive and negative fair values have been netted. At 31 December 2005, the open positions amounted to €908m (249m), i.e. less than 1% (1%) of the balance sheet total. The fair values shown are either quoted prices or values at the balance sheet date determined using recognised calculation models.

Open positions

All figures in €m		< 1	1–2	2–3	3–4	4–5	> 5	31.12.2005	Prev. year
		Periods to maturity in years							
Interest-rate risks									
Traded on the stock exchange									
Futures	Fair values	–1	–	–	–	–	–	**–1**	–1
	Notional principal amounts	130	–	–	–	–	–	**130**	90
Over-the-counter									
Options	Fair values	35	64	69	73	78	334	**653**	111
	Notional principal amounts	2,513	2,453	1,964	1,742	1,727	5,427	**15,826**	2,620
Swaps	Fair values	2	–	1	9	–	130	**142**	96
	Notional principal amounts	115	23	10	158	3	1,777	**2,086**	2,079
Forwards	Fair values	–	–	–	–	–	4	**4**	–
	Notional principal amounts	–	–	–	–	–	318	**318**	–
Others	Fair values	–	–	–	–	–	–42	**–42**	–
	Notional principal amounts	–	–	–	–	–	244	**244**	–
Total interest-rate risks									
	Fair values	36	64	70	82	78	426	**756**	206
	Notional principal amounts	2,758	2,476	1,974	1,900	1,730	7,766	**18,604**	4,789
Currency risks									
Traded on the stock exchange									
Futures	Fair values	–	–	–	–	–	–	**–**	3
	Notional principal amounts	–	–	–	–	–	–	**–**	41
Over-the-counter									
Forwards	Fair values	8	–1	–	–	–	–	**7**	10
	Notional principal amounts	3,584	18	–	–	–	–	**3,602**	1,676
Others	Fair values	–	–	–	–	–	1	**1**	–
	Notional principal amounts	–	–	–	–	–	244	**244**	–
Total currency risks									
	Fair values	8	–1	–	–	–	1	**8**	13
	Notional principal amounts	3,584	18	–	–	–	244	**3,846**	1,717
Equity and index risks									
Traded on the stock exchange									
Futures	Fair values	–9	–	–	–	–	–	**–9**	–3
	Notional principal amounts	366	–	–	–	–	–	**366**	404
Options	Fair values	–	34	58	26	–	–	**118**	84
	Notional principal amounts	16	525	911	336	–	–	**1,788**	85
Others	Fair values	–	–	–	–	–	–	**–**	–50
	Notional principal amounts	1	–	–	–	–	–	**1**	26
Over-the-counter									
Options	Fair values	2	–	–	–	–	–	**2**	–1
	Notional principal amounts	1,716	–	–	–	–	–	**1,716**	1,209
Swaps	Fair values	–	–	–	–	16	–	**16**	1
	Notional principal amounts	–	–	–	–	100	–	**100**	4
Others	Fair values	–	–	–	–	–	11	**11**	–
	Notional principal amounts	–	–	1	–	–	9	**10**	–
Total equity and index risks									
	Fair values	–7	34	58	26	16	11	**138**	31
	Notional principal amounts	2,099	525	912	336	100	9	**3,981**	1,728
Credit risks									
Over-the-counter									
Swaps	Fair values	–	1	–	–	1	–2	**–**	–1
	Notional principal amounts	–	4	–	–	12	45	**61**	10

Open positions

All figures in €m		< 1	1–2	2–3	3–4	4–5	> 5	**31.12.2005**	Prev. year
		Periods to maturity in years							
Other risks									
Traded on the stock exchange									
Options	Fair values	5	–	–	–	–	–	**5**	–
	Notional principal amounts	70	–	–	–	–	–	**70**	–
Over-the-counter									
Options	Fair values	–1	–	–	–	–	–	**–1**	–
	Notional principal amounts	5	–	–	–	–	–	**5**	–
Swaps	Fair values	–	–	1	–	–	1	**2**	–
	Notional principal amounts	21	–	9	110	–	59	**199**	–
Total other risks									
	Fair values	4	–	1	–	–	1	**6**	–
	Notional principal amounts	96	–	9	110	–	59	**274**	–
Total of all risks									
	Fair values	41	98	129	108	95	437	**908**	249
	Notional principal amounts	8,537	3,023	2,895	2,346	1,842	8,123	**26,766**	8,244

Interest-rate risks in life primary insurance and life reinsurance have been hedged using swaptions. These options to receive a fixed interest rate are shown in the category "interest-rate risks/over-the-counter/options". If interest rates fall, the value of these options increases; if interest rates rise, the options lose value. The maximum loss is restricted to the acquisition costs. At the reporting date, the fair values of the swaptions amounted to €652m (111m). Underlying notional principal amounts totalled €15,639m (2,620m). The investment result from derivatives includes a gain of €82m (63m) from fluctuations in value of these options. In the category "other risks", we mainly recognise weather derivatives.

Although the derivatives in the Munich Re Group essentially serve to hedge against risks, only an amount of €60m (35m) meets the strict requirements of IAS 39 for hedge accounting.

IAS 39 distinguishes between fair value hedges and cash flow hedges.

In the case of fair value hedges, the change in the fair value of the hedging instrument and the change in the fair value of the hedged instrument are recognised in profit or loss under the item "investment result" in the consolidated income statement. In the Munich Re Group, hedging relationships in the form of fair value hedges are used to selectively and efficiently reduce interest-rate risks of parts of the portfolio and to mitigate other market-price risks. The fair value of the derivatives used for this amounted to €19m (–2m) at the balance sheet date.

Cash flow hedges play a role in countering fluctuations that may be caused, for example, by variable interest payments. In the Munich Re Group, derivatives are used mainly to hedge against interest-rate risks. Changes in the fair value of the hedging instrument are recognised directly in equity for this purpose. Only when the actual cash inflow or outflow takes place, as a result of the hedged circumstance, is the relevant equity item reversed with recognition in profit or loss. In 2005, a negative value development of €4m was recognised in equity without impact on profit or loss.

At the balance sheet date, there is an equity item of €6m (10m) from cash flow hedges.

The net fair value of the derivatives falling into this category amounted to €41m (37m) at the balance sheet date.

Periods to maturity and amount of the hedged cash flows at the balance sheet date

All figures in €m	< 1 year	1–2 years	2–3 years	3–4 years	4–5 years	Over 5 years	**Total 31.12.2005**	Total Prev. year
Notional principal amounts of hedged transactions	115	23	11	159	3	401	**712**	555

(9) Deposits retained on assumed reinsurance

Deposits retained on assumed reinsurance serve directly as collateral for underwriting provisions covering business assumed from cedants in reinsurance. The counterparty risk is therefore limited. The amount of and changes in deposits retained on assumed reinsurance in the balance sheet year generally derive from the values for the changes in the related underwriting provisions for the reinsured business.

(10) Other investments

This item includes deposits with banks totalling €2,479m (2,829m).

(11) Ceded share of underwriting provisions

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	**31.12. 2005**	Prev. year	**31.12. 2005**	Prev. year	**31.12. 2005**	Prev. year	**31.12. 2005**	Prev. year	**31.12. 2005**	Prev. year
Unearned premiums	**7**	7	**320**	268	**–**	–1	**48**	46	**375**	320
Provision for future policy benefits	**1,470**	1,208	**–**	–	**1,593**	1,574	**–**	–	**3,063**	2,782
Provision for outstanding claims	**158**	179	**3,744**	3,204	**17**	16	**580**	350	**4,499**	3,749
Other underwriting provisions	**8**	5	**14**	11	**15**	96	**6**	1	**43**	113
Total	**1,643**	**1,399**	**4,078**	**3,483**	**1,625**	**1,685**	**634**	**397**	**7,980**	**6,964**

*After elimination of intra-Group transactions across segments.

Details of the ceded shares of underwriting provisions are shown in Notes (18), (19), (20) and (21).

(12) Receivables

All figures in €m	**31.12.2005**	Prev. year
Amounts receivable on primary insurance business	**1,052**	1,052
Accounts receivable on reinsurance business	**4,133**	3,710
Interest and rent	**2,217**	2,050
Tax	**392**	458
Other receivables	**1,913**	1,413
Total	**9,707**	**8,683**

The "other receivables" contain receivables from sales of securities amounting to €1,001m (–) and receivables of €210m (294m) resulting from insurance contracts without significant risk transfer, which do not fall within the scope of application of IFRS 4.

Reference is made to the risk report for information on the risks from defaults on receivables from underwriting business.

Contractual period to maturity

All figures in €m	Carrying amounts 31.12.2005	Prev. year
Up to one year	**9,420**	8,479
Over one year and up to two years	**59**	37
Over two years and up to three years	**7**	7
Over three years and up to four years	**178**	5
Over four years and up to five years	**2**	2
Over five years and up to ten years	**25**	140
Over ten years	**16**	13
Total	**9,707**	**8,683**

(13) Deferred acquisition costs

All figures in €m*	Reinsurance Life and health 31.12.2005	Prev. year	Reinsurance Property-casualty 31.12.2005	Prev. year	Primary insurance Life and health 31.12.2005	Prev. year	Primary insurance Property-casualty 31.12.2005	Prev. year	Total 31.12.2005	Prev. year
Gross	**1,873**	1,644	**1,068**	1,041	**4,815**	5,314	**466**	451	**8,222**	8,450
Ceded share	**15**	25	**70**	64	**5**	–41	**8**	6	**98**	54
Net	**1,858**	1,619	**998**	977	**4,810**	5,355	**458**	445	**8,124**	8,396

*After elimination of intra-Group transactions across segments.

Development of net deferred acquisitions costs

All figures in €m	2005
Status at 31.12. previous year	**8,396**
Change in consolidated group/Other	**–464**
Currency translation differences	**158**
New deferred acquisition costs	**1,101**
Changes – Amortisation	**–1,003**
– Impairment losses	**–64**
Status at 31.12. business year	**8,124**

Acquisition costs are capitalised and amortised over the terms of the contracts, depending on the type of insurance. This includes accrued interest. The impairment losses stem from changes in the assumptions underlying the calculations, which require a retrospective adjustment in the measurement.

The change in the consolidated group mainly results from the sale of the Karlsruher Insurance Group.

(14) Deferred tax

This involves the following items:

All figures in €m	31.12.2005 Assets	31.12.2005 Liabilities	Prev. year Assets	Prev. year Liabilities
Losses carried forward	**2,061**	**–**	1,641	–
Intangible assets	**10**	**259**	14	252
Land and buildings	**27**	**219**	11	466
Investments (other than land and buildings)	**514**	**1,751**	409	1,456
Underwriting provisions	**2,139**	**1,389**	1,934	1,538
Pension provisions	**134**	**–**	130	1
Claims equalisation provisions	**–**	**2,854**	–	2,587
Others	**171**	**729**	187	741
Total	**5,056**	**7,201**	**4,326**	**7,041**

(15) Other assets

These mainly comprise owner-occupied property totalling €2,680m (683m), plant and equipment and inventories totalling €352m (339m), deferred expenses from the conclusion of insurance contracts amounting to €82m (–) and other deferred items of €175m (392m).

Development of owner-occupied property in the business year

All figures in €m	2005	Prev. year
Gross carrying amount at 31.12. previous year	**824**	–
Accumulated depreciation and accumulated impairment losses at 31.12. previous year	**141**	–
Carrying amount at 31.12. previous year	**683**	–
Currency translation differences	**11**	–
Carrying amount at 1.1. business year	**694**	–
Change in consolidated group	**–79**	–
Additions	**67**	–
Disposals	**2**	–
Impairment losses reversed	**2**	–
Depreciation and impairment losses – Depreciation	**54**	–
– Impairment losses	**87**	–
Reclassification	**2,139**	683
Carrying amount at 31.12. business year	**2,680**	683
Accumulated depreciation and accumulated impairment losses at 31.12. business year	**736**	141
Gross carrying amount at 31.12. business year	**3,416**	824

The useful lives of the buildings were adjusted in the business year, owing to the first-time application of the component approach, and are now between 40 and 55 years (previous year: max. 50 years). The overall change in the depreciation volume resulting from this is insignificant. The impairment losses largely result from market-value adjustments at Munich Reinsurance Company amounting to €26m and at DKV Deutsche Krankenversicherung amounting to €38m.

The impairment losses are distributed between the different Group segments as follows:
In the reinsurance segment, €6m (–) is apportionable to life and health and €20m (–) to property-casualty; in the primary insurance segment, €58m (–) is apportionable to life and health and €3m (–) to property-casualty; €0m (–) is apportionable to the asset management segment.

The reduction under "change in consolidated group" is mainly due to the sale of the Karlsruher Insurance Group. The fair value of the property at the balance sheet date amounted to €2,874m.
Expenditures recognised in the carrying amount for assets in the course of construction total €57m for property and €12m for plant and equipment at the balance sheet date. Commitments to acquire property total €36m at the balance sheet date and commitments to acquire plant and equipment amount to €12m.

Notes to the consolidated balance sheet – Equity and liabilities

(16) Equity

The total share capital of €587,725,396.48 as at 31 December 2005 is divided into 229,580,233 registered no-par-value shares, each fully paid up and entitled to one vote.
By resolution of the Annual General Meeting on 26 May 2004, Munich Re was authorised to buy back shares amounting to a maximum of 10% of the share capital up to 25 November 2005. This authorisation was cancelled by the Annual General Meeting on 28 April 2005 and replaced by a new one, authorising the Board of Management to buy back shares amounting to a maximum of 10% of the share capital up to 27 October 2006. The number of shares in circulation developed as follows:

Development of shares in circulation in the business year

Number of shares	2005	Prev. year
Status at 1.1. business year	**228,519,407**	229,101,024
Additions – Issue of employee shares	**17,248**	10,123
– Sale of shares not held for safeguarding long-term incentive plans	**–**	500
Reductions – Acquisition of shares to issue to employees	**15,942**	10,000
– Acquisition of shares to safeguard stock appreciation rights under long-term incentive plans	**513,050**	582,240
Status at 31.12. business year	**228,007,663**	228,519,407

On 31 December 2005, a total of 1,572,570 Munich Re shares with a calculated nominal value of €4,025,779.20 were held by Group companies. This represents 0.68% of the share capital.
13,564 shares were purchased at an average price of €87.81 for the employee share programme set up by Munich Reinsurance Company in 2005. After subscription by the employees in 2005 and taking into account the 1,436 shares left over from the 2004 employee share programme, a total of 130 shares remain. For the employee share programme of MEAG MUNICH ERGO AssetManagement GmbH set up in 2005, 2,378 shares were acquired at an average price of €87.31, which were subscribed for by staff at a price of €60.31. At 31 December 2005, there were no shares remaining in the portfolio.
In addition, one subsidiary holds 1,203,269 shares to safeguard stock appreciation rights granted to the Board of Management and top Munich Re executives since 1999. In 2005, a total of 400,000 shares were acquired for this at an average price of €85.02.
In the business year 2005, companies of the ERGO Insurance Group acquired 147,374 shares at an average price of €89.78 to cover future commitments from the long-term incentive plans launched since 2002 and sold 64,362 shares at a price of €115.18 each; it also sold 3,477 shares at a price of €97.85 each. Together with the remaining Munich Re shares acquired to safeguard the stock appreciation rights granted in 2002–2004, the ERGO Insurance Group has a total portfolio of 300,235 shares as at 31 December 2005.
Europäische Reiseversicherung AG also acquired a further 5,300 Munich Re shares at a price of €85.40 per share in the year under review and 7,372 at a price of €94.34 each to safeguard future obligations from its long-term incentive plan. As at 31 December 2005, together with the shares acquired since 2003 to cover the long-term incentive plans, it had a total portfolio of 16,872 shares.
MEAG MUNICH ERGO AssetManagement GmbH acquired 20,843 shares at €94.77 each in the business year 2005 to safeguard obligations from its long-term incentive plan and thus has a total portfolio of 52,064 Munich Re shares.
The acquisition costs of all Munich Re shares in the possession of Group companies at the end of the business year totalled €201,144,896.75.

Composition of capital authorised for capital increases

All figures in €m	31.12.2005
Authorised Capital Increase 2004 (until 25 May 2009)	**280.0**
Authorised Capital Increase 2001 (until 18 July 2006)	**3.8**
Total	**283.8**

The Annual General Meeting on 28 April 2005 cancelled the authorisation granted on 11 June 2003 to issue convertible bonds and/or bonds with warrants, and Contingent ↗ Capital Increase 2003 II, replacing these with a new authorisation to issue convertible bonds and/or bonds with warrants and a new contingent capital (Contingent Capital Increase 2005).

Composition of contingent capital

All figures in €m	31.12.2005
To safeguard subscription rights from exercise of warrants (Contingent Capital Increase 2003 I)	**35**
To safeguard conversion rights or subscription rights from convertible bonds or bonds with warrants (Contingent Capital Increase 2005)	**100**
Total	**135**

Composition of equity

All figures in €m	31.12.2005	Prev. year
Issued capital	**588**	588
Capital reserve	**6,800**	6,800
Retained earnings	**8,021**	7,018
Other reserves	**6,110**	3,957
Consolidated result attributable to Munich Re equity holders	**2,671**	1,833
Minority interests	**463**	448*
Total equity	**24,653**	**20,644***

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

The equity contains €4,933m of claims equalisation provisions.

Retained earnings were reduced by €59m due to adjustments under IAS 8. In the case of ERGO Previdenza S.p.A., Milan, modified actuarial methods had to be applied retrospectively for determining the fair value of acquired insurance portfolios, which resulted in a reduction of the fair value. After tax, this impacted retained earnings with an amount of €44m. A further €30m is due to a correction relating to reinsurance business between ERGO Previdenza S.p.A., Milan, and Münchener Rück Italia S.p.A., Milan. A change in the method for measuring deferred acquisition costs and underwriting provisions for life insurance policies where the investment risk is borne by policyholders at Vorsorge Lebensversicherung AG, Düsseldorf, and Vorsorge Luxemburg Lebensversicherung S.A., Munsbach, decreased retained earnings by €13m. By contrast, a positive impact of €39m resulted from the recalculation of deferred taxes and provision for deferred premium refunds at Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg, New Reinsurance Company, Geneva, Europaeiske Rejseforsikring A/S, Copenhagen, Europeiska Försäkringsaktiebolaget, Stockholm, VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf, KarstadtQuelle Lebensversicherung AG, Fürth, and Deutsche Krankenversicherung AG, Cologne. Further adjustments under IAS 8, which include the change in recognition of direct minority interests in special funds, reduced retained earnings by €11m.

The "other reserves" include €52m (150m) in unrealised gains and losses resulting from valuation of associates at equity and €6,076m (4,471m) in unrealised gains and losses on investments in unconsolidated affiliated enterprises and other securities. Unrealised gains and losses apportionable to unconsolidated affiliated companies and other securities are distributed between the different items as follows:

Unrealised gains and losses

All figures in €m	31.12.2005	Prev. year
Unconsolidated affiliated companies	42	33
Other securities available for sale – Fixed-interest	3,652	3,764
– Non-fixed-interest	7,321	4,676
Less:		
– Provision for deferred premium refunds recognised in equity	4,075	3,279
– Deferred taxes recognised in equity	845	721
– Minority interests	83	87
– Consolidation and currency translation effects	–64	–85
Total	**6,076**	**4,471**

Minority interests

These are mainly minority interests in the ERGO Insurance Group.

Direct minority interests in special funds have been reclassified to "other liabilities" (see remarks under "Changes in accounting policies").

All figures in €m	31.12.2005	Prev. year*
Unrealised gains and losses	85	87
Consolidated profit	75	54
Other equity	303	307
Total	**463**	**448**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

(17) Subordinated liabilities

All figures in €m	31.12.2005	Prev. year
Munich Re Finance B.V., Amsterdam, 6.75%, €3,000m, Bonds 2003/2023	2,975	2,973
Munich Re Finance B.V., Amsterdam, 7.625%, £300m, Bonds 2003/2028	433	420
Total	**3,408**	**3,393**

The fair value of the liabilities at the balance sheet date amounts to €4,038m (3,974m).

(18) Unearned premiums

All figures in €m*	Reinsurance Life and health 31.12.2005	Prev. year	Property-casualty 31.12.2005	Prev. year	Primary insurance Life and health 31.12.2005	Prev. year	Property-casualty 31.12.2005	Prev. year	Total 31.12.2005	Prev. year
Gross	**204**	225	**4,643**	4,341	**86**	79	**1,220**	1,229	**6,153**	5,874
Ceded share	**7**	7	**320**	268	**–**	–1	**48**	46	**375**	320
Net	**197**	218	**4,323**	4,073	**86**	80	**1,172**	1,183	**5,778**	5,554

*After elimination of intra-Group transactions across segments.

Unearned premiums in the life and health segment in primary insurance and reinsurance mainly concern health insurance contracts.
Owing to the basically short-term nature of unearned premiums, the carrying amount mainly relates to premium income from the year under review. It can generally be reckoned that the corresponding liability will be settled within 12 months of the balance sheet date.

(19) Provision for future policy benefits

All figures in €m*	Reinsurance Life and health 31.12.2005	Prev. year	Property-casualty 31.12.2005	Prev. year	Primary insurance Life and health 31.12.2005	Prev. year	Property-casualty 31.12.2005	Prev. year	Total 31.12.2005	Prev. year
Gross	**13,910**	12,982	**702**	642	**79,644**	88,152	**189**	150	**94,445**	101,926
Ceded share	**1,470**	1,208	**–**	–	**1,593**	1,574	**–**	–	**3,063**	2,782
Net	**12,440**	11,774	**702**	642	**78,051**	86,578	**189**	150	**91,382**	99,144

*After elimination of intra-Group transactions across segments.

Net provisions for future policy benefits according to insured risks

All figures in €m	31.12.2005
Life	
– Mainly mortality risk	**42,450**
– Mainly longevity risk (annuities)	**16,638**
– Mainly morbidity risk	**1,378**
– Combination of more than one risk	**13,446**
Health	**16,579**
Property-casualty	**891**
Total	**91,382**

The provision for future policy benefits involving a combination of more than one risk generally derives from reinsurance contracts.

Provisions for future policy benefits in primary insurance and reinsurance are determined on the basis of prudent assumptions regarding expected mortality and morbidity. For German life and health primary insurance, to which approx. 92% of the provisions for future policy benefits in primary insurance are apportionable, we mainly use the biometric actuarial assumptions recommended by the German Association of Actuaries. We also largely use the tables of the national actuarial associations for the rest of the primary insurance business. The actuarial assumptions for calculating the provisions for future policy benefits in reinsurance are derived mainly from tables published by the national actuarial associations. These tables are modified in accordance with the termination rates observed in the reinsured portfolios.

In determining the actuarial assumptions in primary insurance and reinsurance, particular account is taken of the future trend with regard to life expectancy. The termination rates of the insured portfolios are regularly determined and monitored over the course of time. Essentially the same actuarial assumptions have been used as in the previous year for measuring the provisions for future policy benefits for business in force.

In primary insurance, actuarial interest rates between 2.5% and 5.0% are generally used. Of the net provisions for future policy benefits posted by our life insurers, 69% are calculated with actuarial interest rates of up to 3.5% and a further 25% with actuarial interest rates of between 3.5% and 4.0%. Around 6% of the provisions for future policy benefits are apportionable to provisions for terminal dividends whose interest rate is not guaranted. In health primary insurance, an actuarial interest rate of 5.0% is generally used for calculating the provisions for future policy benefits.

For the most part, no guaranteed interest rate is explicitly granted in reinsurance. However, the provisions for future policy benefits are usually discounted. The relevant interest on the provisions for future policy benefits is in many cases collateralised by a corresponding deposit at the ceding company, with the deposit interest guaranteed by the cedant. Provisions for future policy benefits amounting to €3,646m are not covered by deposits with cedants. For 49% of the non-deposited provisions for future policy benefits, the discount rate is a maximum of 5.0%; for 40% it is between 5.0% and 6.5%; and for 11% it is above 6.5%.

Development of gross provisions for future policy benefits

All figures in €m	2005
Status at 31.12. previous year	101,926
Currency translation differences	364
Change in consolidated group	–10,949
Changes – Scheduled	3,099
– Unscheduled	5
Status at 31.12. business year	**94,445**

The provision for future policy benefits derives from the difference between the prospectively calculated present values of future obligations and of future premiums. Scheduled changes in the provisions for future policy benefits contain changes resulting from premium payments, benefit cases and the unwinding of discount in the year under review. Unscheduled changes stem from alterations in the assumptions underlying the calculations, which required an adjustment in the measurement. The change in the consolidated group mainly results from the sale of the Karlsruher Insurance Group.

(20) Provision for outstanding claims

All figures in €m*	Reinsurance Life and health 31.12.2005	Prev. year	Property-casualty 31.12.2005	Prev. year	Primary insurance Life and health 31.12.2005	Prev. year	Property-casualty 31.12.2005	Prev. year	Total 31.12.2005	Prev. year
Gross	**5,371**	5,037	**37,253**	30,930	**1,993**	2,041	**4,763**	4,831	**49,380**	42,839
Ceded share	**158**	179	**3,744**	3,204	**17**	16	**580**	350	**4,499**	3,749
Net	**5,213**	4,858	**33,509**	27,726	**1,976**	2,025	**4,183**	4,481	**44,881**	39,090

*After elimination of intra-Group transactions across segments.

The expected timing of payments from the provision for outstanding claims naturally involves considerable uncertainties. We nevertheless expect a payout pattern for the currently posted reserves that will not fundamentally change compared with past development. In particular, we are proceeding on the assumption that – as in the past – between 20% and 25% of the provision for outstanding claims will become due for payment within 12 months.

Net provisions in the life and health segment

*All figures in €m**	Reinsurance 31.12.2005	Prev. year	Primary insurance 31.12.2005	Prev. year
Provision for benefit cases	**2,267**	1,802	**1,232**	1,235
Annuity provision	**2,946**	3,056	**744**	790
Total	**5,213**	**4,858**	**1,976**	**2,025**

*After elimination of intra-Group transactions across segments.

The provision for benefit cases is for claims already incurred but not yet (fully) settled. These are usually due short term and are largely measured at face value. The provisions are subject to an underwriting risk only insofar as they include, to a small extent, provisions for unknown claims, whose amounts are estimated.

The annuity provision mainly involves ongoing disability annuities. As with the provision for future policy benefits, this is calculated as the present value of the expected future (annuity) payments. The biometric actuarial assumptions are selected using appropriate actuarial principles. In primary insurance, a discount rate of between 2.5% and 4.5% is applied. In reinsurance, the relevant interest on the provisions for future policy benefits is in many cases collateralised by a corresponding deposit at the ceding company, with the deposit interest guaranteed by the cedant. An interest-rate risk remains for undeposited provisions with a volume of €835m, whose calculation is based on actuarial interest rates of between 2.5% and 6.1%.

Net provisions in the property-casualty segment

All figures in €m*	Reinsurance 31.12.2005	Prev. year	Primary insurance 31.12.2005	Prev. year
Provision for known claims (case reserves)	**18,211**	15,621	**2,974**	3,261
IBNR reserves	**15,183**	12,018	**965**	935
Annuity provision	**115**	87	**244**	285
Total	**33,509**	**27,726**	**4,183**	**4,481**

*After elimination of intra-Group transactions across segments.

The timing of the payment obligations varies according to class of insurance, but altogether extends over a prolonged period.
IBNR reserves are calculated using actuarial methods on the basis of current run-off triangles for payments made and claims reported.
The annuity provision is for annuities in personal accident and liability insurance. As with the provision for future policy benefits, this is calculated as the present value of the expected future (annuity) payments. The biometric actuarial assumptions are selected using appropriate actuarial principles. A discount rate of between 2.5% and 4.0% is applied.
In reinsurance, the provisions for known claims and the IBNR reserves include a volume of €2,214m for US workers' compensation business. This portion of the provisions is discounted at a rate of 4.5%.

Development of the provisions for outstanding claims in the property-casualty segment

All figures in €m	Gross	Ceded	Net
Status at 31.12. previous year	35,761	3,554	32,207
Claims expenses			
– For the year under review	14,321	1,499	12,822
– For previous years	595	168	427
Total	14,916	1,667	13,249
Less payments			
– For the year under review	3,734	106	3,628
– For previous years	7,713	1,062	6,651
Total	11,447	1,168	10,279
Change in consolidated group	–351	–41	–310
Currency translation differences	3,137	312	2,825
Status at 31.12. business year	**42,016**	**4,324**	**37,692**

The claims expenses shown for the year under review comprise both payments made for the year under review and expenses for posting the provision for claims in the year under review.
The provisions for previous years are reduced by the payments made in the year under review for these years. As the provisions are determined using best estimates based on claims information and past claims experience, as well as estimates of future claims development, it is inevitable that the relevant estimate will regularly change as knowledge of claims cases grows in the year under review. This change is shown under "claims expenses for previous years". A positive value here can be interpreted as a strengthening of the provisions, and a negative value as a reduction in the provisions posted in the past.
The strengthening of the reserves at American Re accounts for €388m of the increase in net provisions shown. This was due to deviations from the expected figures for reported claims in workers' compensation and liability business, and to benefits for asbestos claims.
Changes in the consolidated group result mainly from the sale of the Karlsruher Insurance Group and Nieuwe Hollandse Lloyd Verzekeringsgroep N.V.
Currency translation differences are mainly due to the development of the US dollar against the euro.

Net run-off results in property-casualty business
The following table shows the provision for outstanding claims in property-casualty business for the primary insurers and reinsurers for the last ten years. This covers more than 99% of the relevant provisions. What the table considers is not the run-off of the provisions for individual accident years, but the run-off of the provision posted at each balance sheet date, which contains the provisions for the respective current accident year and for all previous accident years. The figures for the years 1997 and earlier were determined on the basis of the relevant national accounting regulations; the figures for the years 1998 to the present have been based on IFRS.

The table illustrates how the estimate of the respective balance sheet provision has changed in the course of time – owing partly to payments made and partly to the re-estimate of the outstanding payments. The net run-off result reflects the difference between the current and original estimate. It is often materially affected by changes in exchange rates. The fluctuations in the value of important foreign currencies for us (mainly the US dollar and the pound sterling) against the euro led to significant changes in the provisions. On the other hand, there have been corresponding changes in the value of investments as a consequence of our consistent currency matching policy. Besides this, the strengthening of reserves in our US business at American Re has had a negative impact on the results.

Net provision for outstanding claims and its run-off

All figures in €m	31.12. 1995	31.12. 1996	31.12. 1997	31.12. 1998	31.12. 1999	31.12. 2000	31.12. 2001	31.12. 2002	31.12. 2003	31.12. 2004	31.12. 2005
Net provision for outstanding claims	16,376	17,478	19,090	18,857	22,429	23,509	28,764	32,316	31,415	31,955	37,634
Aggregate payments for the year concerned and previous years One year later	3,791	4,636	4,148	5,250	7,137	7,126	8,242	7,178	6,925	6,532	
Two years later	6,545	6,635	6,934	8,944	11,261	11,797	12,617	11,830	10,424		
Three years later	7,844	8,422	9,366	11,268	14,446	14,349	15,962	14,445			
Four years later	9,162	10,154	10,821	13,241	16,155	16,788	17,928				
Five years later	10,460	11,225	12,159	14,352	18,001	18,143					
Six years later	11,320	12,268	13,016	15,727	18,841						
Seven years later	12,202	12,992	13,995	16,256							
Eight years later	12,786	13,684	14,352								
Nine years later	13,272	14,104									
Ten years later	13,572										
Net provision for the year concerned and previous years, plus payments already made from the original provision	16,376	17,478	19,090	18,857	22,429	23,509	28,764	32,316	31,415	31,955	37,634
One year later	16,489	18,016	17,229	20,084	23,597	25,799	30,282	30,582	31,543	35,181	
Two years later	17,001	16,925	17,749	20,602	24,708	27,753	30,816	30,935	32,805		
Three years later	15,757	17,223	17,724	20,861	26,164	28,015	30,927	32,571			
Four years later	16,168	17,115	17,839	21,996	26,041	28,396	33,406				
Five years later	15,920	17,207	18,663	21,665	26,266	30,728					
Six years later	16,005	17,822	18,127	21,866	28,036						
Seven years later	16,439	17,407	18,254	23,457							
Eight years later	16,034	17,461	19,440								
Nine years later	16,065	18,694									
Ten years later	17,115										
Net run-off result of provision	–739	–1,216	–350	–4,600	–5,607	–7,219	–4,642	–255	–1,390	–3,226	
Thereof currency translation differences	–1,760	–1,607	285	–1,680	–328	113	3,078	2,701	–97	–2,798	
Net run-off result excluding currency translation differences	1,021	391	–635	–2,920	–5,279	–7,332	–7,720	–2,956	–1,293	–428	

Provisions for asbestos and environmental claims

The provision for outstanding claims in the property-casualty segment includes provisions for asbestos and environmental claims. Since the mid-eighties industrial insurers writing business worldwide have found themselves being confronted with losses from policies taken out decades before. In particular, these include claims under product liability policies in the USA involving asbestos-related injuries which manifest themselves after a long latency period. There are also potential claims burdens under employers' liability policies, especially in some European countries. In addition, we have posted provisions for claims under old general liability policies ↗ which provided cover against environmental liability claims under US law.

We have made provision for our share of these losses, continually adjusting our reserves in line with the latest knowledge of the loss potential.

As the result of a re-estimate, American Re increased its net reserves for asbestos and environmental losses in 2005 by US$ 259m.

Nevertheless, further loss burdens – particularly from asbestos-related claims – cannot be ruled out. In view of the unpredictable nature of court decisions in the markets concerned, it continues to be difficult to make reliable estimates of future development.

Provisions for asbestos and environmental claims*

All figures in €m		31.12.2005		31.12.2004
	Gross	**Net**	Gross	Net
Asbestos	**1,447**	**1,114**	1,405	1,093
Environmental	**542**	**457**	420	349

*The previous year's figures have been adjusted to take account of currency translation differences.

(21) Other underwriting provisions

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	**31.12. 2005**	Previous year	**31.12. 2005**	Previous year	**31.12. 2005**	Previous year	**31.12. 2005**	Previous year	**31.12. 2005**	Previous year
Provision for premium refunds based on national regulations	**–**	–	**–**	–	**3,145**	2,669	**42**	48	**3,187**	2,717
Provision for deferred premium refunds	**–**	–	**–**	–	**6,492**	5,811	**–**	–	**6,492**	5,811
– Thereof resulting from unrealised gains and losses on investments (recognised directly in equity)	**–**	–	**–**	–	**4,082**	3,384	**–**	–	**4,082**	3,384
– Thereof resulting from other revaluations (recognised in profit or loss)	**–**	–	**–**	–	**2,410**	2,427	**–**	–	**2,410**	2,427
Provision for profit commission	**621**	410	**141**	175	**–**	–	**–**	–	**762**	585
Other	**–**	3	**34**	17	**15**	123	**61**	68	**110**	211
Total (gross)	**621**	**413**	**175**	**192**	**9,652**	**8,603**	**103**	**116**	**10,551**	**9,324**

*After elimination of intra-Group transactions across segments.

The ceded share of the other underwriting provisions amounts to €43m (113m), of which €3m (3m) is apportionable to the ceded share of the provision for premium refunds based on national regulations.

Development of provision for premium refunds based on national regulations

All figures in €m	2005	Prev. year
Status at 31.12. previous year	2,717	3,004
Allocations/Withdrawals	830	–287
Changes in consolidated group	–360	–
Status at 31.12. business year	**3,187**	**2,717**

The provision for premium refunds based on national regulations relates only to German primary insurance business. The allocation is based on the statutory result of ↗ the relevant part portfolios after tax, with rates of between 85.0% and 92.5% after tax mainly being applied.

Development of provision for deferred premium refunds

All figures in €m	2005	Prev. year
Status at 31.12. previous year	5,811	3,790
Changes resulting from unrealised gains and losses on investments (without impact on profit or loss)	899	1,553
Changes resulting from other revaluations (with impact on profit or loss)	50	468
Changes in consolidated group	–268	–
Status at 31.12. business year	**6,492**	**5,811**

Provisions for deferred premium refunds have to be set up if the future participation of policyholders in realised gains is provided for in the case of valuation differences between the statutory and IFRS basis. Changes in the provision for deferred premium refunds are only recognised in the consolidated income statement to the extent that they result from valuation differences recognised in profit or loss. ↗ For determining the portion of the valuation differences allocable to the provision for deferred premium refunds, rates of between 85.0% and 92.5% after tax were generally used.

The changes in the consolidated group result mainly from the sale of the Karlsruher Insurance Group.

(22) Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders

All figures in €m	2005
Status at 31.12. previous year	1,328
Change in consolidated group and other influences	–339
Savings premiums	461
Unrealised gains/losses on fund assets	170
Withdrawal for expenses and risk	27
Withdrawal for benefits	77
Status at 31.12. business year	**1,516**

These provisions are valued retrospectively. The withdrawal for underwriting risks from the premiums and provisions for future policy benefits is made on the basis of prudent assumptions regarding expected mortality and morbidity. Here, as with the provisions for future policy benefits for non-unit-linked life insurance, the underlying calculation is based on best estimates with appropriate provisions for adverse deviation.

The provisions are directly covered by the investments for the benefit of life insurance policyholders who bear the investment risk. Small differences arise as a result of including unearned revenue liability in these provisions. The changes in the consolidated group stem chiefly from the sale of the Karlsruher Insurance Group.

(23) Other accrued liabilities

All figures in €m	31.12.2005	Prev. year
Provisions for post-employment benefits	**934**	945
Tax provisions	**2,032**	1,084
Other provisions	**1,589**	1,421
Total	**4,555**	**3,450**

Provisions for post-employment benefits
The companies in the Munich Re Group generally give pension commitments to their employees in the form of defined contribution plans or defined benefit plans. The type and amount of the pension obligations are determined by the conditions of the respective pension plan.

Defined contribution plans
In the case of defined contribution plans, the company commits itself to paying fixed contributions to a legally ↗ independent entity and is not obliged to pay any further amounts.
Expenses for defined contribution plans in the year under review totalled €29m (29m).

Defined benefit plans
The amount of the defined benefits is largely dependent on salary and length of service. These benefits may be partially or fully financed through a pension fund.

Funded status of defined benefit plans

All figures in €m	31.12.2005	Prev. year
Present value of unfunded obligations	**1,113**	1,030
Present value of funded obligations	**913**	729
Fair value of plan assets	**–726**	–609
Actuarial gains/losses not recognised	**–430**	–249
Past service cost not yet recognised	**–2**	–2
Other receivables	**65**	46
Other	**1**	–
Net balance sheet liability	**934**	**945**

For pension entitlements amounting to €68m (59m), there are reinsurances (reimbursement rights).

Change in provision for defined benefit plans in the business year

All figures in €m	2005	Prev. year
Status at 31.12. previous year	**945**	879
Currency translation differences	**15**	–6
Expenses	**167**	134
Payments	**–40**	–32
Capital transfer to pension funds	**–79**	–16
Transfer to other receivables	**19**	–12
Change in consolidated group	**–100**	–
Other	**7**	–2
Status at 31.12. business year	**934**	**945**

Breakdown of expenses booked in the year under review

All figures in €m	2005	Prev. year
Current service cost	**76**	67
Interest cost	**91**	86
Expected return on plan assets	**34**	31
Expected return on reimbursements	**2**	2
Net actuarial gains/losses recognised in year	**15**	8
Past service cost	**24**	7
Other	**–3**	–1
Total	**167**	**134**

The expenses are shown in the consolidated income statement mainly under "operating expenses" and "expenses for claims and benefits". ↗

The consolidated companies use the following actuarial assumptions (weighted average values) for calculating their pension obligations:

All figures in %	31.12.2005	Prev. year
Discount rate	**4.4**	5.2
Expected rate of return on fund assets	**5.5**	5.7
Expected rate of return on reimbursements	**4.2**	4.5
Future increases in entitlement/salary	**3.9**	3.6
Future pension increases	**2.0**	1.9

Tax provisions

Tax provisions comprise the provisions for current taxes on income and other taxes of the individual companies, ↗ based on their respective national taxation. Deferred tax obligations are shown under "deferred tax liabilities".

Other provisions

All figures in €m	Prev. year	Allocations	With-drawals	Reversal	Other changes	**31.12.2005**
Earned commission	255	84	133	12	–	**194**
Early-retirement benefits/semi-retirement	172	62	41	15	1	**179**
Outstanding invoices	83	94	78	10	–	**89**
Anniversary benefits	52	10	1	1	1	**61**
Holiday and overtime pay	43	30	29	3	–	**41**
Bonuses	57	12	26	5	1	**39**
Miscellaneous	759	661	330	111	7	**986**
Total	**1,421**	**953**	**638**	**157**	**10**	**1,589**

The miscellaneous other provisions comprise a large number of different items, including €66m (1m) for reconcilement of interests, €65m (36m) for salary obligations, €28m (26m) for competitions for sales staff, €22m (16m) for other remuneration for desk and field staff, €10m (10m) for lawsuit risks, €8m (10m) for financial statement and reporting expenses, €7m (8m) for social insurance against occupational accidents, and €61m (4m) in connection with long-term incentive plans.
The provisions for early-retirement benefits/semi-retirement and anniversary benefits are mainly long term, whereas the provisions for earned commission, outstanding invoices, bonuses, holiday and overtime pay, and miscellaneous are essentially short term.

(24) Notes and debentures

All figures in €m	**31.12.2005**	Prev. year
American Re Corporation, Princeton 7.45%, US$ 500m, Senior Notes 1996/2026	**423**	367
ERGO International AG, Düsseldorf 2.25%, €345m, Bonds Exchangeable into E.ON AG Shares 2001/2006 0.75%, €345m, Bonds Exchangeable into Sanofi-Aventis S.A. Shares 2001/2006	**674**	652
Munich Reinsurance Company, Munich 1.0%, €1,150m, Bonds Exchangeable into Allianz AG Shares 2000/2005	**–**	1,223
Total	**1,097**	**2,242**

The exchangeable bonds of ERGO International AG contain embedded derivatives in the form of exchange options. In accordance with IAS 39, they are each separated into a derivative component and a liabilities component. Only the liabilities components are shown under "notes and debentures", whilst the derivative components amounting to €63m (16m) are included in "other liabilities". The fair value of our notes and debentures at the balance sheet date amounts to €1,168m (2,321m).
Munich Reinsurance Company's bonds exchangeable into Allianz AG shares were redeemed with available funds in the second quarter of the business year ended.
The bonds' ratings are given on page 102 f.

(25) Deposits retained on ceded business

Deposits retained on ceded business are collateral for underwriting provisions covering business ceded to reinsurers and retrocessionaires.
The changes in deposits retained generally derive from the changes in the relevant underwriting provisions covering ceded business. Except for an amount of €21m (23m), the contractual period to maturity of the deposits retained on ceded business is up to 12 months.

(26) Other liabilities

All figures in €m	31.12.2005	Prev. year
Accounts payable on primary insurance business	**4,697**	5,993
Accounts payable on reinsurance business	**3,194**	3,243
Amounts owed to banks	**2,126**	2,519
Miscellaneous liabilities	**2,271**	2,075*
Total	**12,288**	**13,830***

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

The accounts payable on primary insurance business mainly contain liabilities towards policyholders resulting from accumulated profit sharing, premium deposits and insurance contracts without significant risk transfer. The miscellaneous liabilities contain liabilities of €166m (305m) resulting from reinsurers' contracts without significant risk transfer. In addition, €172m (197m) of the miscellaneous liabilities is apportionable to tax liabilities, €37m (39m) to liabilities for social security, and €143m (153m) to liabilities for interest and rent.

Also included here are the derivative components of the exchangeable bonds totalling €63m (16m). Further information on this can be found under (24) Notes and debentures.

In the business year 2005, the items shown under "other deferred items" were completely reclassified to the item "other liabilities". The previous year's figures have been adjusted accordingly.

Remaining terms of the other liabilities

All figures in €m	31.12.2005	Prev. year
Up to one year	**9,206**	10,318
Over one year and up to two years	**180**	759
Over two years and up to three years	**37**	69
Over three years and up to four years	**348**	34
Over four years and up to five years	**99**	305
Over five years and up to ten years	**449**	570
Over ten years	**1,969**	1,775
Total	**12,288**	**13,830**

Notes
to the consolidated income statement

(27) Premiums

All figures in €m*	Reinsurance Life and health 2005	Prev. year	Reinsurance Property-casualty 2005	Prev. year	Primary insurance Life and health 2005	Prev. year	Primary insurance Property-casualty 2005	Prev. year	Total 2005	Prev. year
Gross premiums written	**6,952**	6,583	**13,699**	13,988	**12,329**	12,322	**5,219**	5,178	**38,199**	38,071
Change in unearned premiums – Gross	**–47**	–34	**–131**	–245	**5**	6	**121**	56	**–52**	–217
Gross earned premiums	**6,999**	**6,617**	**13,830**	**14,233**	**12,324**	**12,316**	**5,098**	**5,122**	**38,251**	**38,288**
Ceded premiums written	**457**	277	**1,108**	939	**216**	231	**297**	296	**2,078**	1,743
Change in unearned premiums – Ceded share	**1**	2	**31**	–10	**–**	–1	**5**	–2	**37**	–11
Earned premiums – Ceded	**456**	**275**	**1,077**	**949**	**216**	**232**	**292**	**298**	**2,041**	**1,754**
Net earned premiums	**6,543**	**6,342**	**12,753**	**13,284**	**12,108**	**12,084**	**4,806**	**4,824**	**36,210**	**36,534**

*After elimination of intra-Group transactions across segments.

In the case of life primary insurance products where the policyholders bear the investment risk, only those parts of the premiums used to cover the risks insured and associated costs are treated as premiums.

(28) Investment result

Investment result by type of investment and segment
(28) Ergebnis aus Kapitalanlagen

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	2005	Prev. year	2005	Prev. year	2005	Prev. year	2005	Prev. year	2005	Prev. year	2005	Prev. year
Land and buildings, including buildings on third-party land	**6**	6	**29**	33	**67**	162	**–**	17	**1**	–24	**103**	194
Investments in affiliated companies	**39**	–1	**141**	–3	**–1**	–35	**–38**	3	**–1**	–	**140**	–36
Investments in associates	**175**	–24	**657**	–87	**76**	–198	**221**	–28	**2**	6	**1,131**	–331
Loans	**4**	3	**12**	4	**1,101**	970	**47**	31	**1**	1	**1,165**	1,009
Other securities held to maturity	**–**	–	**–**	–	**28**	35	**1**	1	**–**	–	**29**	36
Other securities available for sale – Fixed-interest	**735**	708	**1,171**	1,110	**2,673**	2,855	**219**	212	**1**	1	**4,799**	4,886
– Non-fixed-interest	**319**	188	**1,190**	980	**1,536**	848	**245**	128	**–1**	–1	**3,289**	2,143
Other securities held for trading – Fixed-interest	**–**	1	**14**	1	**5**	5	**5**	–9	**–**	–	**24**	–2
– Non-fixed-interest	**–**	–	**–**	–	**1**	1	**–**	–	**–**	–	**1**	1
– Derivatives	**3**	–	**16**	–	**–133**	97	**–2**	–7	**–**	–	**–116**	90
Deposits retained on assumed and ceded reinsurance, and other investments	**527**	460	**87**	110	**–81**	–90	**10**	10	**32**	32	**575**	522
Investments for the benefits of life insurance policyholders who bear the investment risk	**–**	–	**–**	–	**170**	53	**–**	–	**–**	–	**170**	53
Expenses for the management of investments, other expenses	**37**	27	**145**	128	**283**	337	**27**	28	**–**	4	**492**	524
Total	**1,771**	**1,314**	**3,172**	**2,020**	**5,159**	**4,366**	**681**	**330**	**35**	**11**	**10,818**	**8,041**

*After elimination of intra-Group transactions across segments.

The result for land and buildings includes rental income of €514m (663m). The expenses for the management of investments include running costs and expenses for repair and maintenance of property totalling €78m (121m).

Investments in associates were affected in 2005 by the exchange of HVB shares into UniCredit stock, which realised a capital gain of €988m.

On "loans" and "other securities held to maturity", we earned interest income of €1,081m (911m) and €29m (36m) respectively.

Investment income and expenses by segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	2005	Prev. year	2005	Prev. year	2005	Prev. year	2005	Prev. year	2005	Prev. year	2005	Prev. year
Investment income Regular income	**1,331**	1,234	**1,633**	1,507	**4,282**	4,368	**353**	348	**50**	41	**7,649**	7,498
Income from write-ups	**43**	24	**153**	105	**203**	139	**3**	7	**–**	–	**402**	275
Gains on the disposal of investments	**581**	264	**2,141**	1,218	**2,006**	1,642	**448**	173	**6**	7	**5,182**	3,304
Other income	**–**	12	**–**	–	**180**	66	**1**	2	**1**	1	**182**	81
	1,955	1,534	**3,927**	2,830	**6,671**	6,215	**805**	530	**57**	49	**13,415**	11,158
Investment expenses Write-downs of investments	**62**	56	**245**	323	**804**	577	**38**	69	**1**	25	**1,150**	1,050
Losses on the disposal of investments	**58**	79	**264**	205	**279**	601	**56**	77	**14**	3	**671**	965
Management expenses, interest charges and other expenses	**64**	85	**246**	282	**429**	671	**30**	54	**7**	10	**776**	1,102
	184	220	**755**	810	**1,512**	1,849	**124**	200	**22**	38	**2,597**	3,117
Total	**1,771**	**1,314**	**3,172**	**2,020**	**5,159**	**4,366**	**681**	**330**	**35**	**11**	**10,818**	**8,041**

*After elimination of intra-Group transactions across segments.

Write-downs of investments

All figures in €m	2005	Prev. year
Land and buildings, including buildings on third-party land	**446**	498
Investments in affiliated companies	**5**	13
Investments in associates	**9**	1
Loans	**11**	11
Other securities held to maturity	**–**	–
Other securities available for sale	**188**	355
Other securities held for trading	**491**	172
Total	**1,150**	**1,050**

(29) Other income

In addition to foreign currency exchange gains of €696m (400m), the other income mainly includes income from services rendered of €266m (283m), interest and similar income of €157m (111m), income from the release/reduction of miscellaneous provisions and adjustments of values of €69m (68m) for receivables, as well as – for the first time – income from owner-occupied land and buildings that are sometimes leased out amounting to €107m.

(30) Net expenses for claims and benefits

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	2005	Prev. year	2005	Prev. year	2005	Prev. year	2005	Prev. year	2005	Prev. year
Gross										
Claims and benefits paid	**5,331**	3,987	**8,656**	9,324	**10,050**	10,178	**2,791**	2,743	**26,828**	26,232
Changes in underwriting provisions										
– Provision for future policy benefits	**574**	656	**60**	18	**2,439**	2,432	**37**	23	**3,110**	3,129
– Provision for outstanding claims	**–393**	478	**3,207**	710	**91**	159	**582**	259	**3,487**	1,606
– Provision for premium refunds	**–9**	–2	**4**	–1	**1,889**	1,020	**17**	17	**1,901**	1,034
Other underwriting result	**8**	173	**16**	73	**200**	301	**9**	–2	**233**	545
Gross expenses for claims and benefits	**5,511**	**5,292**	**11,943**	**10,124**	**14,669**	**14,090**	**3,436**	**3,040**	**35,559**	**32,546**
Ceded share										
Claims and benefits paid	**252**	502	**960**	1,152	**94**	114	**209**	146	**1,515**	1,914
Changes in underwriting provisions										
– Provision for future policy benefits	**83**	–308	**–**	–	**121**	134	**–**	–	**204**	–174
– Provision for outstanding claims	**18**	–175	**186**	–677	**2**	–5	**269**	37	**475**	–820
– Provision for premium refunds	**–**	–	**–**	–1	**–**	–2	**1**	1	**1**	–2
Other underwriting result	**–**	–1	**–**	–	**–**	–6	**13**	–1	**13**	–8
Ceded share of expenses for claims and benefits	**353**	**18**	**1,146**	**474**	**217**	**235**	**492**	**183**	**2,208**	**910**
Net										
Claims and benefits paid	**5,079**	3,485	**7,696**	8,172	**9,956**	10,064	**2,582**	2,597	**25,313**	24,318
Changes in underwriting provisions										
– Provision for future policy benefits	**491**	964	**60**	18	**2,318**	2,298	**37**	23	**2,906**	3,303
– Provision for outstanding claims	**–411**	653	**3,021**	1,387	**89**	164	**313**	222	**3,012**	2,426
– Provision for premium refunds	**–9**	–2	**4**	–	**1,889**	1,022	**16**	16	**1,900**	1,036
Other underwriting result	**8**	174	**16**	73	**200**	307	**–4**	–1	**220**	553
Net expenses for claims and benefits	**5,158**	**5,274**	**10,797**	**9,650**	**14,452**	**13,855**	**2,944**	**2,857**	**33,351**	**31,636**

*After elimination of intra-Group transactions across segments.

The change in the provision for future policy benefits (net) contains €170m (53m) in unrealised gains/losses from unit-linked life insurance.

Expenses for claims and benefits include expenses for policyholders' bonuses. Of this, €1,493m (559m) is for the allocation to the provision for premium refunds on the basis of national regulations, €50m (468m) for the change in the provision for deferred premium refunds recognised in the income statement, and €202m (232m) for direct crediting. The "other underwriting result" for life primary insurance includes interest on policyholders' accumulated credit.

Expenses for profit commission in reinsurance are shown under operating expenses, not under expenses for claims and benefits.

(31) Operating expenses

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	2005	Prev. year	2005	Prev. year	2005	Prev. year	2005	Prev. year	2005	Prev. year
Acquisition costs	**106**	–238	**45**	27	**1,514**	1,539	**993**	981	**2,658**	2,309
Management expenses	**249**	229	**787**	715	**488**	516	**696**	700	**2,220**	2,160
Amortisation of PVFP	**3**	4	**–**	–	**26**	96	**–**	–	**29**	100
Reinsurance commission and profit commission	**1,683**	1,671	**2,989**	3,035	**20**	20	**12**	17	**4,704**	4,743
Gross operating expenses	**2,041**	**1,666**	**3,821**	**3,777**	**2,048**	**2,171**	**1,701**	**1,698**	**9,611**	**9,312**
Ceded share of acquisition costs	**10**	17	**1**	10	**16**	52	**–**	10	**27**	89
Commission received on ceded business	**77**	124	**262**	187	**25**	11	**53**	54	**417**	376
Operating expenses – Ceded share	**87**	**141**	**263**	**197**	**41**	**63**	**53**	**64**	**444**	**465**
Net operating expenses	**1,954**	**1,525**	**3,558**	**3,580**	**2,007**	**2,108**	**1,648**	**1,634**	**9,167**	**8,847**

*After elimination of intra-Group transactions across segments.

(32) Other expenses

In addition to foreign currency exchange losses of €511m (589m), the other expenses mainly include expenses for services rendered of €278m (183m), interest and similar expenses of €144m (196m), other write-downs amounting to €70m (209m), and other tax of €32m (37m). They also contain, for the first-time, expenses of €101m for owner-occupied land and buildings, some of which are also leased out. ↗

(33) Finance costs

By finance costs we understand all interest and other expenses directly attributable to strategic debt. Debt has a strategic character for us if it is does not have an original, direct link with our operative business.

All figures in €m	2005	Prev. year
Subordinated bonds issued by Munich Re Finance B.V., Amsterdam	**238**	240
Exchangeable bonds of Munich Reinsurance Company, Munich	**31**	69
Exchangeable bonds of ERGO International AG, Düsseldorf	**32**	32
Senior notes of American Re Corporation, Princeton	**30**	30
Bank borrowing of ERGO AG, Düsseldorf	**31**	31
Bank borrowing of American Re Corporation, Princeton	**13**	13
Other	**3**	11
Total	**378**	**426**

The decrease in finance costs compared with the previous year is mainly due to the reduction in strategic debt. Thus, Munich Reinsurance Company's bonds exchangeable into Allianz AG shares were redeemed on schedule in the second quarter of 2005. Information on the Group's strategic debt can be found in the management report on page 100f. and under (17) Subordinated liabilities and (24) Notes and debentures.

(34) Taxes on income

This item shows the corporation tax and municipal trade earnings tax paid by the German companies (including solidarity surcharge) and the comparable taxes on earnings paid by the foreign companies in the Group. In accordance with IAS 12, the determination of taxes on income includes the calculation of deferred taxes.

Distribution of recognised tax expenses/income

Germany/Other countries
All figures in €m

	2005	Prev. year
Current tax	**1,527**	389
Germany	**1,060**	191
Other countries	**467**	198
Deferred tax	**–518**	323
Germany	**–405**	350
Other countries	**–113**	–27
Taxes on income	**1,009**	**712**

Main components of tax expenses/income
All figures in €m

	2005	Prev. year
Current tax for business year	**1,352**	544
Current tax for other periods	**175**	–155
Deferred tax resulting from the occurrence or reversal of temporary differences	**–225**	265
Deferred tax resulting from the occurrence or reversal of loss carry-forwards	**–293**	165
Effects of changes in tax rates on deferred tax	**–**	–107
Taxes on income	**1,009**	**712**

The current tax is derived from the tax results of the business year, to which the local tax rates of the respective subsidiaries are applied. Deferred tax is also calculated using the local tax rates. Sometimes for simplicity's sake we use uniform tax rates for individual circumstances or subsidiaries. Changes in tax rates and tax legislation that have already been adopted by the government at the balance sheet date are generally taken into account. In the year under review, these effects were negligible.

Deferred tax assets are recognised for unused loss carry-forwards to the extent that, on the basis of tax result planning, it is sufficiently probable that they will be utilised.
The following table shows the reconciliation between the expected taxes on income and the tax on income actually shown. The expected tax expenses are calculated by multiplying the operating result before taxes on income (but after "other tax") by the Group tax rate. The Group tax rate amounts to 40%. This takes into account corporation tax including solidarity surcharge, and a mixed trade-tax rate.

Reconciliation to effective tax expenses

All figures in €m	2005	Prev. year
Result before taxes on income (after "other tax")	**3,752**	2,599*
Group tax rate in %	**40.0**	40.0
Derived taxes on income	**1,501**	1,040*
Tax effect of:		
Tax rate differences	**42**	–49
Tax-free income	**–1,634**	–338
Non-deductible expenses	**653**	159
Valuation allowances for loss carry-forwards	**370**	70
Changes in tax rates and tax legislation	**–**	–107
Tax for prior years	**–49**	–121
Municipal trade earnings tax	**55**	52
Miscellaneous	**71**	6*
Taxes on income shown	**1,009**	**712**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

The effective tax burden is the ratio between the taxes on income shown and the result before taxes on income (but after "other tax"). In the year under review, as in the previous year, the tax burden amounted to 27%.
"Tax-free income" is made up of tax-free gains on the sales of shareholdings in joint-stock companies, tax-free dividend income and other tax-free income.
The non-deductible expenses are mainly for write-downs of loans which are to be treated as non-deductible in the opinion of the tax authorities. They also include write-downs of non-fixed-interest securities available for sale and non-deductible impairment losses of goodwill and other non-deductible expenses.

In addition, with a view to the already existing loss carry-forwards, we have treated a portion of the burdens incurred at our subsidiary American Re as no longer utilisable tax losses for the time being.
The item "municipal trade earnings tax" includes the differences between the trade-tax rate applied by the respective Group companies and the Group mixed trade-tax rate.
No deferred taxes were recognised for retained earnings of affiliated companies, as there is no intention of distributing these earnings in the foreseeable future. The calculation of this unrecognised deferred tax liability would involve a disproportionately large amount of work.

Disclosures on the uncertainties of future cash flows from insurance contracts

(35) Risks in the life and health segment
Of importance in the life and health segment are the biometric risk, the interest-rate risk and the lapse risk. Underwriting provisions are calculated using biometric actuarial assumptions, i.e. assumptions regarding the development of mortality, disablement and morbidity, as well as the contract- or plan-specific discount rates and actuarial interest rates. The measurement of deferred acquisition costs also includes assumptions regarding the lapse rate and profit sharing. In addition, potential market risks from unit-linked contracts and risks from embedded derivatives have to be taken into account.

Biometric risks
The degree of exposure to biometric risks depends on the type of insurance product. For contracts mainly covering the mortality risk, it lies in a higher-than-expected mortality, whereas for annuities it lies in mortality being lower than expected. For contracts mainly covering the disability risk and contracts in the health segment, the risk lies in higher claims frequency and higher healthcare costs, and to some extent in lower-than-expected mortality. The relevant structure of the business is shown in the notes to the consolidated balance sheet on page 180.
The biometric actuarial assumptions are regularly checked by the supervisory authorities, depending on the specific national regulations. In primary insurance and reinsurance, the risk is regularly assessed on the basis of updated portfolio information. Besides this, we also take market standards into account when checking the adequacy of the biometric actuarial assumptions and trend assumptions included in them. The verification of the assumptions and adequacy of the trend factors may result in a change in the provision for adverse deviation allowed for in the actuarial assumptions. The value of the provisions for future policy benefits and the deferred acquisition costs is not directly affected by this initially.
If the provisions for adverse deviation in the biometric actuarial assumptions have been exhausted, it may be necessary to make additional provisions or write down the deferred acquisition costs. Adjustments of this kind are made on the basis of the liability adequacy test under IFRS 4 if, after taking into account all the actuarial assumptions, the adequacy of the underwriting provisions is no longer guaranteed. A deficiency is recognised in the consolidated income statement.

The biometric actuarial assumptions used in life primary insurance and reinsurance are deemed to be sufficient in the view of the actuaries responsible; the mortality and morbidity tables used contain sufficient provisions for adverse deviation. In annuity business, the longevity risk plays a particularly significant role for the provision for future policy benefits. In primary insurance, the provisions for adverse deviation in our portfolio of annuity insurance policies are decreasing. If the trend intensifies, additional amounts may have to be allocated to the provision for future policy benefits. In reinsurance, the longevity risk in our portfolio has significantly less weight than in primary insurance.
In the health segment, we are proceeding on the assumption that further advances in medical treatment will lead to higher costs. Accordingly, the actuarial assumptions used are constantly reviewed. Premiums are adjusted for contracts calculated on a long-term basis if the assumptions regarding the required policy benefits deviate from the original assumptions and this deviation cannot be regarded as merely temporary. This limits the financial and balance-sheet effects of permanent changes in morbidity.

Interest-rate risks
Interest-rate risks have to be taken into account in primary insurance and reinsurance due to the discounting of the provision for future policy benefits and parts of the provision for outstanding claims. For life primary insurance contracts with implicit or explicit interest-rate guarantees, to which the major part of the relevant provisions is attributable, we use the actuarial interest rate applicable at the time of contract conclusion. The same actuarial interest rate is used for the calculation of the contractually guaranteed benefits. The actuarial interest rate is limited by the respective maximum actuarial interest rate prescribed by the supervisory authorities. In reinsurance, a discount rate based on a conservative capital market scenario is selected for the prospective calculation of premiums and reserves. The actuarial interest rates used are disclosed in the notes to the consolidated balance sheet on page 181.
The underwriting provisions are not subject to any direct risk of change in interest rates because the actuarial interest rate during the term of the contract is not adjusted in line with the fluctuations on the capital markets. However, there is an interest-guarantee risk. In primary insurance, the minimum interest rate for the contractually guaranteed

benefits has to be earned from the investment result, the mortality result and the cost result. As a rule, the fixed-interest investments have a shorter duration than insurance commitments. This means there is a reinvestment risk involved. Should capital-market interest rates fall to a very low level for a prolonged period, the overall income earned could be tight or even insufficient in relation to the obligations. In reinsurance, a similar interest-rate risk can often be eliminated through appropriate treaty design. For many treaties, the interest on the provisions for future policy benefits is secured by an inflow of investment income from deposits retained that is guaranteed by the ceding company. In the case of treaties with undeposited provisions for future policy benefits where historically-related high discount rates are used, the provisions are generally matched by suitably high-interest-bearing investments to eliminate the interest-rate risk.
If unadjusted earnings are insufficient, it may be necessary to make additional provisions or to write down the deferred acquisition costs. Adjustments of this kind are made on the basis of the liability adequacy test under IFRS 4 if, and only if, the deficiency cannot be made good from other sources of income or an adjustment of the discretionary profit sharing in primary insurance is not possible. In such a case, a deficiency would be recognised in the consolidated income statement.

Market risks
In primary insurance, potential market risks are relevant only for unit- and index-linked life insurance. For the respective contracts in our portfolio, the investment risk lies completely with the policyholder. This means that the underwriting provision for these contracts is not subject to a direct market risk. Appropriate product design ensures that the necessary premium portions for assuming payment of a guaranteed minimum benefit on occurrence of the insured event are adjusted where necessary on the basis of the current fund assets. Consequently, the embedded derivative connected with this guarantee is not subject to any significant market risk.
In reinsurance, except in a very few cases, the transfer of market risks is ruled out through suitable treaty design. Therefore changes in the capital market parameters with regard to insurance contracts do not have any significant effects on equity or the consolidated income statement.

Risks from lapses and embedded derivatives
In primary insurance, the reported provision for future policy benefits in the case of contracts with a surrender right is generally at least as high as the relevant surrender values. Therefore, lapse rates are not included in the calculation of the underwriting provisions. Surrenders are taken into account in the amortisation of deferred acquisition costs. As the basis for this, we use appropriately chosen assumptions regarding lapse rates, which are regularly checked.
The policyholder's right in some contracts to maintain the contract with a waiver of premium and an adjustment of the guaranteed benefits corresponds to a partial lapse and is taken into account in the calculations analogously. In the case of deferred pension policies, the lump-sum option on expiry of the deferment period is of importance. The exercise of these options can be influenced by the way the insurer structures bonuses. Such options are explicitly taken into account in the liability adequacy test under IFRS 4.
The aforementioned options do not have an interest-rate sensitivity or market sensitivity, since their exercise by the policyholder is always determined to a crucial extent by individual factors and relates to the insurance components. Other options embedded in primary insurance contracts are of subordinate economic importance. Of the other derivatives embedded in primary insurance contracts, only the interest-rate guarantee – analysed under interest-rate risks – is of significance.
In reinsurance, thanks to suitable product and treaty design, the risk in our portfolio from lapses and embedded derivatives is significantly lower. The residual lapse risk is assessed by means of product-specific portfolio analyses and is taken into account in pricing.
Therefore changes in lapse probabilities or in the exercise of embedded derivatives with regard to insurance contracts do not have any direct effects on equity or the consolidated income statement.

(36) Risks in the property-casualty segment
Of particular importance in this segment is the estimation risk with regard to the amount of the expect claims expenditure
- for claims already incurred and
- for future claims from current insurance contracts.

In estimating claims expenditure, we take cost increases into account, so the estimation risk always also includes the inflation risk. Besides this, there is an interest-rate risk for parts of the portfolio.
The process of estimating and pricing risks naturally involves uncertainties. The basis for the calculation is an estimate of the claims frequency to be expected for a contract or portfolio of contracts. In addition, an estimation of the claims amount is necessary, from which a mathematical distribution of the expected losses is derived. The result of these two steps is an estimation of the expected overall claims in a portfolio. A third element comprises the expected cash flows to settle the claims incurred. If the claims settlement extends over several years, inflation and interest-rate effects are also relevant.

Estimation risks

The degree of exposure to estimation risks differs according to class of business and also between primary insurance and reinsurance. The relevant structure of our business can be found on page 224. On the basis of the loss ratios of recent years listed there, conclusions can be drawn about the historical volatilities of the various classes of business.
In estimating claims frequency in property insurance, there is a high degree of sensitivity regarding the underlying assumptions about weather-related and geophysical events. We include trends in our considerations. Beyond this, the estimation of technological and demographic parameters plays an important part. In liability insurance and sections of motor insurance, the development of economic and legal parameters is significant.
In all classes of business, the estimation of claims amounts is generally affected by the same uncertainty factors as the estimation of claims frequency. In addition, the estimation of claims inflation plays an important role. Particularly in long-tail insurance business, e.g. liability and portions of accident business, the amount of the payments to be made in the future can be influenced by the development of costs in the medical sector, trends in court awards and general inflation.
In primary insurance and reinsurance, we employ the latest actuarial methods to measure the provision for outstanding claims (cf. the remarks on page 159 f.). In doing so, we establish provisions for claims that have been incurred but not yet reported and for claims that have been reported but not yet settled. The basis for measuring these provisions are assumptions based on historical loss development data for the different segments. In particular, these embed various pricing, coverage and benefit/inflation levels. Also, all foreseeable future trends are taken into account. Owing to their special economic importance, we consider major loss events separately in this process.
A particular sensitivity exists in liability insurance, where liabilities can manifest themselves with a considerable time-lag. Court decisions may continue to significantly impact both claims frequency and claims amounts for insurance contracts written in the past. By constantly monitoring trends – with regard to mass torts, for example – we ensure that the assumptions underlying the measurement of the provisions always reflect the latest knowledge.
In the case of the provisions for asbestos and environmental claims, the long latency period between the loss trigger date of the contractual liabilities and the actual reporting and settlement of a claim make it difficult to adequately predict ultimate losses. Therefore we supplement traditional actuarial methods for claims estimation with additional techniques. These include individual exposure analyses by specialised claims staff, detailed quarterly monitoring of emerging claims and settlements, statistical projections, and industry benchmarks. Further information on asbestos and environmental claims is provided on page 185.
The adequacy of the provisions is regularly checked in internal reviews and audits. These analyses draw on the knowledge and experience of various specialists, such as actuaries, scientists of various disciplines, underwriters and accounting experts. Whenever possible, we also refer to external statistics and documents.
If at a later date the assumptions underlying the measurement change, we adjust the provisions for outstanding claims for losses incurred in the past. As regards future underwriting risks from business already written, actual claims expenditure may deviate from expected expenditure, owing to unexpected changes in claims frequency and amount. As part of the monitoring of our portfolio, we check whether the original assumptions need to be adjusted. Using the liability adequacy test under IFRS 4, we compare the claims expenditure expected on the basis of updated assumptions, including costs, with the premiums still to be expected, and make additional provision if necessary. This is recognised directly in the income statement.

Interest-rate risks
Provisions for outstanding claims are only discounted to a small extent. The relevant analysis is presented in the notes to the consolidated balance sheet on page 182f. and largely involves provisions for US workers' compensation business and annuity provisions. The discount rates are regulated by supervisory law. On the basis of present knowledge, we do not expect to have to reduce our interest-rate assumptions.
The discounted provisions entail a risk involving the minimum interest rate needed: if the interest income on the provisions is lower than the reserve adjustment required by the unwinding of discount, unforeseen losses arise. Conversely, higher interest income results in gains. Any difference is recognised in the consolidated income statement with impact on profit or loss.

(37) Controlling underwriting risks by means of reinsurance, retrocession and capital market instruments
An important risk control measure in the field of underwriting is the cession of a portion of our risks to third parties via external reinsurance and retrocession. All our companies have intra-Group and external reinsurance and retrocession cover. The core component of our retrocession is an accumulation excess-of-loss cover, which provides protection against losses from natural catastrophes. The dimensions of this cover are based on analyses of our accumulation budgets in those parts of the world exposed to natural catastrophes.
We also diversify our risk management instruments beyond this. Munich Re has protected itself with a catastrophe bond against the risk of severe windstorms in western Europe. This bond covers windstorm losses in Germany and four other countries in cases where, among other things, peak wind speeds of over 27 m/s are recorded at five adjoining weather stations and a weighted windstorm index value is exceeded. Its term began in mid-November 2005 and will end on 31 March 2009; we have thus transferred the risk of seasonal windstorm activities over almost four years, with a total volume of up to €110m, to the capital markets.

(38) Risks from reinsurance and retrocessions
In connection with the business we cede, the default risk is also of relevance. For our externally placed reinsurance and retrocessions, we choose only business partners that have been approved by our Security Committee, which regularly examines the security of potential retrocessionaires and reinsurers on the basis of a range of criteria. The minimum requirement for participating in one of our retrocession or reinsurance treaties is an S&P or A.M. Best rating of A–. Especially in the property-casualty segment, we avoid an accumulation of risks through a broad spread of our retrocessions.

Other information

(39) Parent

The parent of the Munich Re Group is Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München (Munich Reinsurance Company Joint-Stock Company in Munich), Königinstrasse 107, 80802 München. Its registered seat is Munich. In addition to its function as a reinsurer, the parent also fulfils the function of holding company for the Group.

(40) Related parties

Information on the remuneration of Board members and transactions with Board members can be found in the remuneration report on page 112.

Transactions between Munich Re and subsidiaries that are to be deemed related parties have been eliminated in consolidation and are not disclosed in the notes. Business relations with unconsolidated subsidiaries are of subordinate importance as a whole; this also applies to business relations with associates.

Until the acquisition of the HVB Group by UniCredit S.p.A., Milan, in the fourth quarter of 2005, HypoVereinsbank AG was an associate and related party of the Munich Re Group – see (4). Besides cross-shareholdings and seats on each other's boards, the relationship between HypoVereinsbank AG and the Munich Re Group was given documented form in a general agreement. This agreement, which continues to exist, deals in particular with cooperation activities between the two groups. There are further contractual relations in connection with the normal running of business.

Dr. Lothar Meyer, Chairman of ERGO Versicherungsgruppe AG's Board of Management, has continued to be a member of HypoVereinsbank AG's Supervisory Board since the integration of the HVB Group into the UniCredit Group.

Nikolaus von Bomhard, Chairman of Munich Re's Board of Management, and Hans-Jürgen Schinzler, Chairman of Munich Re's Supervisory Board, have been members of UniCredit's Board of Directors since October 2005. There are no other significant cooperation agreements or contractual relations between the UniCredit Group and the Munich Re Group, so that the Munich Re Group's investment of under 5% in UniCredit does not classify as a related-party relationship.

(41) Personnel expenses

The following personnel expenses are included in the operating expenses, in the expenses for claims and benefits (for claims adjustment) and in the investment result:

All figures in €m	2005	Prev. year
Wages and salaries	**2,174**	2,259
Social security contributions and employee assistance	**386**	382
Expenses for employees' pensions	**208**	209
Total	**2,768**	**2,850**

(42) Long-term incentive plans

Every year since 1 July 1999, Munich Reinsurance Company has set up long-term incentive plans, each with a term of seven years. Entitled to participate in these share-price-related remuneration plans are members of the Board of Management, senior management in Munich, and top executives in Munich Re's international organisation. Participants receive a certain number of stock appreciation rights. The relevant initial share price for the stock appreciation rights is calculated from the average of closing prices for Munich Re shares in Frankfurt Xetra trading over the last three months prior to plan commencement. The initial price for the 2005 long-term incentive plan is €88.10 (88.65).

As a result of Munich Reinsurance Company's capital increase in the business year 2003, the initial share prices for the stock appreciation rights issued up to then and the number of stock appreciation rights already granted were adjusted in accordance with the conditions.

In the year under review, a total of 487,544 (456,336) stock appreciation rights were granted, 138,833 (133,803) of these to Board of Management members. The future obligations arising from the long-term incentive plans are covered with Munich Re shares.

As from 1 January 2005, the personnel expenses and income incurred for the stock appreciation rights are determined on the basis of the change in the fair value of the underlying options. In preceding years, these obligations

were measured at their intrinsic value (difference between current share price and initial share price for the stock appreciation rights). The fair value recognises not only the intrinsic value but also the possibility of growth in value up to the date of forfeiture or expiry of the rights and is determined on the basis of recognised valuation models, taking into account the exercise conditions.
At each balance sheet date, the fair value is calculated and reserved; this amount is recognised in full. The personnel expenses recognised in the income statement therefore correspond to the change in the provision in the year under review, taking into account any rights exercised.

In the year under review, provisions of €46.8m (3.2m) had to be posted for the reinsurers in the Munich Re Group; the personnel expenses totalled €43.6m (1.7m). Of this, €26.6m is due to a one-off adjustment required by the change in accounting method in the business year 2005.
The weighted average share price for the stock appreciation rights exercised in 2005 was €106.69 for plan year 2003. The intrinsic value of the exercisable stock appreciation rights amounted to €8.7m at the balance sheet date.

Incentive plans 1999–2005 of the Munich Re Group reinsurers

	1999	2000	2001	2002	2003	2004	2005
Plan commencement	1.7.1999	1.7.2000	1.7.2001	1.7.2002	1.7.2003	1.7.2004	1.7.2005
Old initial share price	€182.60	€319.34	€320.47	€260.37	€86.24	–	–
New initial share price after capital increase	€173.67	€303.72	€304.80	€247.64	€82.02	€88.65	€88.10
Intrinsic value 2005 for one right	–	–	–	–	€33.53	€26.90	€27.45
Fair value 2005 for one right	€0.09	€0.05	€0.51	€2.91	€39.30	€37.31	€39.44
Number of rights on 31 December 1999	110,840	–	–	–	–	–	–
Additions	9,045	80,582	–	–	–	–	–
Number of rights on 31 December 2000	119,885	80,582	–	–	–	–	–
Additions	–	–	109,474	–	–	–	–
Exercised	34,240	–	–	–	–	–	–
Number of rights on 31 December 2001	85,645	80,582	109,474	–	–	–	–
Additions	–	–	270	132,466	–	–	–
Exercised	6,977	–	–	–	–	–	–
Forfeited	–	321	443	–	–	–	–
Number of rights on 31 December 2002	78,668	80,261	109,301	132,466	–	–	–
Additions	4,009	3,793	5,319	6,696	439,581	–	–
Exercised	–	–	–	–	–	–	–
Forfeited	3,696	6,199	7,192	3,962	–	–	–
Number of rights on 31 December 2003	78,981	77,855	107,428	135,200	439,581	–	–
Additions	–	–	–	–	–	456,336	–
Exercised	–	–	–	–	–	–	–
Forfeited	–	438	600	748	2,354	–	–
Number of rights on 31 December 2004	78,981	77,417	106,828	134,452	437,227	456,336	–
Additions	–	–	–	–	320	1,697	485,527
Exercised	–	–	–	–	177,748	–	–
Forfeited	–	23	542	680	121	2,005	–
Number of rights on 31 December 2005	78,981	77,394	106,286	133,772	259,678	456,028	485,527
Exercisable at year-end	78,981	77,394	106,286	133,772	259,678	–	–

Since 1 July 2002, ERGO Versicherungsgruppe AG and some of its subsidiaries, as well as Europäische Reiseversicherung AG and MEAG MUNICH ERGO AssetManagement GmbH, have also set up long-term incentive plans at yearly intervals and with terms of seven years each. The persons entitled to participate – Board of Management members, managing directors and, in individual cases, also top executives – are granted a defined number of stock appreciation rights in respect of Munich Re shares. The design of the plans is identical to that of Munich Re's long-term incentive plans and they are accounted for in the same way.

In the year under review, a total of 212,028 (155,839) stock appreciation rights were granted, 184,310 (132,653) of these to Board of Management members. The future obligations from the long-term plans are covered with Munich Re shares.

In the year under review, provisions of €14.4m (1.1m) had to be posted for the primary insurers and asset managers in the Munich Re Group; the personnel expenses totalled €13.3m (1.1m). Of this, €9.5m is due to a one-off adjustment required by the change in accounting method in the business year 2005.

The weighted average share price for the stock appreciation rights exercised in 2005 was €109.39 for plan year 2003. The intrinsic value of the exercisable stock appreciation rights amounted to €2.0m at the balance sheet date.

Incentive plans 2002–2005 of the Munich Re Group's primary insurers and asset managers

	2002	2003	2004	2005
Plan commencement	1.7.2002	1.7.2003	1.7.2004	1.7.2005
Old initial share price	€260.37	€86.24	–	–
New initial share price after 2003 capital increase	€247.64	€82.02	€88.65	€88.10
Intrinsic value 2005 for one right	–	€33.53	€26.90	€27.45
Fair value 2005 for one right	€2.91	€39.30	€37.31	€39.44
Number of rights on 31 December 2002	45,476	–	–	–
Additions	12,898	168,681	–	–
Exercised	–	–	–	–
Forfeited	529	–	–	–
Number of rights on 31 December 2003	57,845	168,681	–	–
Additions	–	1,650	154,189	–
Exercised	–	–	–	–
Forfeited	3,050	13,414	–	–
Number of rights on 31 December 2004	54,795	156,917	154,189	–
Additions	–	87	–	211,941
Exercised	–	90,398	–	–
Forfeited	11,903	7,498	32,130	24,411
Number of rights on 31 December 2005	42,892	59,108	122,059	187,530
Exercisable at year-end	42,892	59,108	–	–

Each stock appreciation right entitles the holder to draw in cash the difference between the Munich Re share price at the time when the right is exercised and the initial share price.

The stock appreciation rights may only be exercised after a two-year vesting period and then only if the share price is at least 20% higher than the initial price. In addition, Munich Re shares must have outperformed the DAX 30 (Plan 1999) or the EURO STOXX 50 (from Plan 2000 onwards) twice at the end of a three-month period during the term of the plan. The gross amount that may be obtained from the exercising of the stock appreciation rights is limited to an increase of 150% of the initial share price.

When the stock appreciation rights are exercised, the cash payment is made (in the respective national currency) by the company that granted the rights. Stock appreciation rights not exercised on the last trading day of the plan term are exercised on the participant's behalf insofar as the prerequisites for this are met. If the prerequisites are not met, the stock appreciation rights are forfeited.
If another company acquires control of Munich Re or the Company's group of shareholders changes significantly due to a merger or comparable transaction or business combination ("change in control"), all plan participants from the Munich Re Group may exercise their stock appreciation rights within 60 days after the change in control becomes effective, even if the prerequisites for exercising the rights are not yet met at that juncture.

(43) Remuneration report

All disclosures on the remuneration of and loans to Board members, share trading and shares held by members of the Board of Management and the Supervisory Board, and the structure of the Board of Management's remuneration system can be found in the remuneration report on page 112.

(44) Employee share programmes

In 2005, Munich Reinsurance Company staff were given the opportunity to acquire five employee shares at no cost (free shares). The value of the benefit accruing to staff is equivalent to the share price at the date on which management decided to grant the programme and amounted to €83.79 per share. Altogether, 2,974 staff obtained 14,870 shares; personnel expenses totalled €878 thousand.
In addition, staff of MEAG MUNICH ERGO AssetManagement GmbH or one of its subsidiaries had the opportunity to acquire five employee shares at preferential conditions. The purchase price per share was €60.31, resulting in a benefit of €27.00 per share based on the share price applicable at the time the programme was granted. Altogether, 481 staff took advantage of the offer and acquired 2,378 shares; personnel expenses totalled €64 thousand.
Both programmes were carried out using own shares acquired in the business year 2005 and, to a small extent, residual holdings of own shares acquired prior to the business year. Differences between the cost of own shares and the personnel expenses have been offset against retained earnings.

(45) Number of staff

The number of staff employed by the Group at year-end totalled 27,063 (29,851) in Germany and 10,890 (11,111) in other countries.

	31.12.2005	Prev. year
Reinsurance companies	6,798	6,612
Primary insurance companies	30,465	33,703
Asset management	690	647
Total	**37,953**	**40,962**

The decrease shown for the primary insurance companies results mainly from the sale of our majority stake in the Karlsruher Insurance Group in the fourth quarter of 2005.

(46) Auditor's fees

For services rendered to the parent and consolidated subsidiaries by the Group auditor (KPMG Bayerische Treuhandgesellschaft AG Wirtschaftsprüfungsgesellschaft, Munich, and its affiliated companies within the meaning of Section 271 para. 2 of the German Commercial Code), the following fees have been recognised as an expense in the business year:

All figures in €'000	2005
Audits of financial statements	5,659
Other assurance and appraisal services	634
Tax consultancy services	789
Other services	2,340
Total	**9,422**

KPMG has supported Munich Re in connection with the Gloria project, primarily with assurance and appraisal services, e.g. in relation to the migration of data and the examination of control concepts. In addition, KPMG's services have included professional consultancy in the design of the requisite processes prior to Munich Re's own development of systems and their subsequent implementation. The expenses for this work are shown under "other services".

(47) Contingent liabilities, other financial commitments

Commitments under rental, work and service contracts amount to €147m (95m). Investment obligations total €214m (423m). These figures represent undiscounted nominal amounts.

Beyond this, there are other financial commitments of €4m (40m) and obligations from guarantees totalling €227m (227m). In connection with a sale of shares, a liability towards the purchaser totalling a maximum of £2m has been assumed. There are contingent liabilities of €100m (105m) from a lease transaction with land and buildings.

Following amendments to the German Insurance Control Act (VAG) at the end of 2004, the German life and health insurers of our Group are obliged to be members of a protection fund. For life insurers, the protection fund can in future levy special contributions of up to one per mille of total net underwriting provisions, in addition to a regular contribution of 0.2 per mille of total net underwriting provisions. For the health insurers, there is no pre-financing, but the fund may levy special contributions of up to two per mille of net underwriting provisions to fulfil its functions. This could give rise to a potential payment obligation of €92m (97m) at Group level.

Protektor Lebensversicherungs-AG has applied to the Federal Ministry of Finance to exercise the functions and powers of the statutory protection fund in life insurance. However, its public appointment under Section 127 of the Insurance Control Act and the issuing of the requisite legal regulations are still pending.

Until such public appointment, the participation of German life insurers will continue to be voluntary and Protektor Lebensversicherungs-AG will exercise the functions of "lifeboat". The German life insurers in our Group are committed via their participation of around 11% to assuming payment obligations to the extent of their share in the case of a life insurance company failing.

Medicator AG has applied to be publicly appointed for health insurance.

There are no other financial commitments of significance for the assessment of the Group's financial position. No contingent liabilities have been entered into for the benefit of Board members.

(48) Leasing

The Munich Re Group as lessee

At the balance sheet date, the total of future minimum lease payments under non-cancellable operating leases was €456m, due as follows:

Not later than one year	€97m
Later than one year and not later than five years	€230m
Later than five years	€129m

Payments under operating leases concern in particular rents for offices and business premises of the Group.

At €3m, the amount of minimum lease payments under finance leases at the balance sheet date was insignificant in scope.

The Munich Re Group as lessor

Operating leases mainly involve leased property. The total of future minimum lease payments under non-cancellable leases at the balance sheet date was €1,064m, due as follows:

Not later than one year	€197m
Later than one year and not later than five years	€514m
Later than five years	€353m

At €4m, the amount of minimum lease payments under finance leases at the balance sheet date was insignificant.

(49) Events after the balance sheet date

In December 2005, ERGO Versicherungsgruppe AG signed agreements with GFKL Financial Services AG under which the latter would acquire its majority stake in the ADA-HAS Group, an IT systems specialist. In the meantime, the governing bodies and cartel authorities have given the formal approvals still outstanding when the agreements were signed, so that the sale will be completed in the current business year. ADA-HAS will continue to be our partner for IT issues.

(50) Earnings per share

		2005	Prev. year
Consolidated result attributable to Munich Re equity holders	€m	**2,671**	1,833
Number of shares at 1.1. business year		**228,519,407**	229,101,024
Addition of own shares		**511,744**	581,617
Weighted average number of shares		**228,201,627**	228,745,350
Earnings per share	€	**11.70**	8.01

Amortisation of goodwill reduced the previous year's earnings per share by €0.97.

Diluting effects to be disclosed in calculating the earnings per share were not present either in the business year or in the previous reporting period. Earnings per share can be potentially diluted in future through the issue of shares or subscription rights from amounts authorised for increasing the share capital and contingent capital.

(51) Proposal for the appropriation of profit

Munich Reinsurance Company's net retained profits for 2005 according to its financial statements prepared on the basis of the German Commercial Code amount to €712m (459m). The Board of Management will propose to shareholders at the Annual General Meeting that this be used for payment of a dividend of €3.10 (2.00) on each share entitled to dividend and that any residual amount be carried forward to new account.

Munich, 24 February 2006

The Board of Management



Affiliated companies, participating interests and other shareholdings*

	% share of capital	Equity €'000**	Result for the year €'000**
Reinsurance, consolidated subsidiaries			
American Re Corporation, Wilmington, Delaware	100.00%	3,131,498	–1,252,488
Great Lakes Reinsurance (UK) Plc., London	100.00%	271,634	35,230
Münchener Rück Italia S.p.A., Milan	100.00%	189,499	9,501
Munich American Reassurance Company, Atlanta, Georgia	100.00%	1,072,415	22,932
Munich Mauritius Reinsurance Co. Ltd., Port Louis	100.00%	12,969	1,048
Munich Reinsurance Company of Africa Ltd, Johannesburg	100.00%	117,897	31,530
Munich Reinsurance Company of Australasia Ltd, Sydney	100.00%	175,641	30,890
Munich Reinsurance Company of Canada, Toronto	100.00%	222,339	31,759
New Reinsurance Company, Geneva	100.00%	257,035	55,488
Temple Insurance Company, Toronto	100.00%	96,931	20,397
Reinsurance, associated companies			
Prévoyance Ré, S.A., Paris	34.00%	25,470	218
Primary insurance, consolidated subsidiaries			
ERGO Versicherungsgruppe AG, Düsseldorf	94.69%	2,068,571	181,584
VICTORIA Versicherung Aktiengesellschaft, Düsseldorf***)	94.69%	529,249	0
VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf***)	94.69%	59,811	143
VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf***)	94.69%	739,241	600
VICTORIA General Insurance Company S.A., Athens	94.20%	19,068	1,161
VICTORIA Life Insurance Company S.A., Thessaloniki	94.20%	5,882	–115
VICTORIA MERIDIONAL Compañía Anónima de Seguros y Reaseguros, S.A., Madrid	94.69%	19,429	2,253
VICTORIA Pensionskasse AG, Düsseldorf	94.69%	72,176	26,325
VICTORIA-Seguros de Vida, S.A., Lisbon	94.69%	20,107	1,437
VICTORIA-Seguros S.A., Lisbon	94.69%	13,483	2,842
VICTORIA-VOLKSBANKEN Poist'ovna, a.s., Bratislava	64.89%	6,489	224
VICTORIA-VOLKSBANKEN pojist'ovna, a.s., Prague	64.79%	9,420	703
VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Vienna	70.66%	41,838	2,156
Vorsorge Lebensversicherung Aktiengesellschaft, Düsseldorf	94.69%	23,470	1,270
Vorsorge Luxemburg Lebensversicherung S.A., Munsbach	94.69%	7,138	1,512
Hamburg-Mannheimer Rechtsschutzversicherungs-Aktiengesellschaft, Hamburg***)	94.69%	13,239	86
Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg***)	94.69%	262,945	0
Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg***)	94.69%	404,107	0
Hamburg-Mannheimer N.V./S.A., Brussels	94.69%	21,368	8,696
Hamburg-Mannheimer Pensionskasse AG, Hamburg	94.69%	36,848	–38,152
DKV Deutsche Krankenversicherung Aktiengesellschaft, Cologne***)	94.69%	465,576	309
DKV BELGIUM S.A., Brussels	94.69%	29,531	177
DKV Luxembourg S.A., Luxembourg	71.01%	14,063	1,103
DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	94.69%	56,408	8,657
Unión Médica la Fuencisla, S.A., Compañía de Seguros, Saragossa	94.69%	6,253	269
GLOBALE Krankenversicherungs-Aktiengesellschaft, Cologne	94.69%	12,878	4,204
D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, Munich***)	94.69%	220,304	11,190
D.A.S.Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, Munich***)	94.69%	44,151	0
D.A.S. Nederlandse Rechtsbijstand Verzekeringmaatschappij N.V., Amsterdam	48.29%	28,809	7,027

	% share of capital	Equity €'000**	Result for the year €'000**
D.A.S. Österreichische Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, Vienna	94.67%	29,402	2,255
D.A.S. Legal Expenses Insurance Company Limited, Bristol	94.69%	58,035	1,237
KarstadtQuelle Krankenversicherung AG, Fürth	52.08%	8,890	–3,637
KarstadtQuelle Lebensversicherung AG, Fürth	52.08%	32,845	17,000
KarstadtQuelle Versicherung AG, Fürth	52.08%	33,123	9,451
Neckermann Lebensversicherung AG, Fürth	39.06%	9,296	202
ERGO International Aktiengesellschaft, Düsseldorf	94.69%	923,848	74,280
ERGO Assicurazioni S.p.A., Milan	94.69%	61,434	10,605
ERGO Italia S.p.A., Milan	94.69%	263,765	34,005
ERGO Kindlustuse AS, Tallinn	94.09%	17,518	5,378
ERGO Latvija Versicherung AG (ERGO Latvija Apdrosinasanas Akciju Sabiedriba), Riga	93.38%	5,593	96
ERGO Lietuva draudimo UAB, Vilnius	94.69%	11,138	–524
ERGO Previdenza S.p.A., Milan	66.62%	273,654	39,003
ERGO Vida Seguros y Reaseguros, Sociedad Anónima, Saragossa	94.69%	15,070	2,056
Bayerische Vida España S.A., Barcelona	48.29%	11,668	99
Powszechne Towarzystwo Emerytalne Ergo Hestia S.A.(Pension Fund), Warsaw	94.69%	20,824	4,563
Sopockie Towarzystwo Ubezpieczen na Zycie Ergo Hestia Spolka Akcyjna, Sopot	94.69%	10,538	801
Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	94.69%	171,104	5,551
EUROPÄISCHE Reiseversicherung Aktiengesellschaft, Munich	100.00%	94,259	8,801
Europaeiske Rejseforsikring A/S, Copenhagen	100.00%	23,005	3,676
Europeiska Försäkringsaktiebolaget, Stockholm	100.00%	3,872	0
Compagnie Européenne d'Assurance, Neuilly sur Seine Cedex	100.00%	4,843	–274
Mercur Assistance Aktiengesellschaft Holding, Munich	100.00%	–5,787	–565
Primary insurance, associates			
Bloemers Holding B.V., Rotterdam	22.73%	21,002	6,334
D.A.S. Difesa Automobilistica Sinistri, S.p.A. di Assicurazione, Verona	47.34%	8,213	1,971
Global Aerospace Underwriting Managers, Ltd., London	24.90%	11,087	1,739
Middlesea Insurance p.l.c, Floriana	19.90%	56,077	3,683
Orel-G-Holding AD., Sofia	29.67%	12,413	–2
PICC Health Insurance Company Limited, Beijing	17.99%	105,051	0
Saudi National Insurance Company E.C., Manama	22.50%	13,377	3,838
Storebrand Helseforsikring AS, Oslo	47.34%	6,098	–3,214
UNION VERSICHERUNGS-AKTIENGESELLSCHAFT, Vienna	42.61%	66,103	14,257
VEREINSBANK VICTORIA Bauspar Aktiengesellschaft, Munich	28.41%	64,545	2,084
VICTORIA-VOLKSBANKEN Pensionskassen Aktiengesellschaft, Vienna	39.27%	8,986	1,187
Financial services and asset management, consolidated subsidiaries			
ERGO Trust GmbH, Düsseldorf	97.87%	12,293	59
MEAG Hong Kong Limited, Hong Kong	100.00%	1,824	667
MEAG MUNICH ERGO AssetManagement GmbH, Munich	97.87%	103,747	35,848
MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH, Munich***)	97.87%	19,665	0
MEAG New York Corporation, Wilmington, Delaware	100.00%	1,786	3,701

	% share of capital	Equity €'000**	Result for the year €'000**
Other participating interests in insurance companies			
Admiral Group Ltd., Cardiff	14.50%	100,691	81,537
Credit Guarantee Insurance Corporation, Johannesburg	6.90%	56	29
Helvetia Patria Holding, St. Gall	8.16%	485,422	33,808
Jordan Insurance Co. p.l.c., Amman	10.00%	39,415	10,634
Mecklenburgische Lebensversicherungs-AG, Hanover	12.50%	14,900	2,300
Nürnberger Beteiligungs AG, Nuremburg	19.84%	394,726	11,833
Other shareholdings in quoted companies			
BHS tabletop AG, Selb	28.91%	28,179	4,000
Forst Ebnath AG, Ebnath	96.73%	2,962	666
Heidelberger Druckmaschinen AG, Heidelberg	5.98%	1,230	61
MEDICLIN Aktiengesellschaft, Frankfurt am Main	28.31%	133,347	–33,172
Österreichische Volksbanken-AG, Vienna	9.47%	758,756	47,283
WMF Württembergische Metallwarenfabrik AG, Geislingen	11.03%	182,002	2

*Some of these selected participating interests are held indirectly. They are calculated proportionally in each case.
**The amounts are taken from the individual companies' financial statements.
They have been translated using the exchange rates applicable on 31 December 2005.
***Result for the year after profit transfer.

Auditor's report

The following is a translation of the auditor's opinion in respect of the original German consolidated financial statements and Group management report:

We have audited the consolidated financial statements prepared by the Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the Group management report for the business year from 1 January 2005 to 31 December 2005. The preparation of the consolidated financial statements and the Group management report in accordance with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to Section 315a para. 1 of the German Commercial Code (HGB), are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group management report based on our audit.
We conducted our audit of the consolidated financial statements in accordance with Section 317 of the German Commercial Code and German generally accepted standards for the audit of financial statements promulgated by the German Institute of Certified Accountants (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.
In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to Section 315a para. 1 of the German Commercial Code, and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, 3 March 2006

KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Herbert Loy	Dr. Frederik Boetius
Wirtschaftsprüfer	Wirtschaftsprüfer
(Certified public accountant)	(Certified public accountant)

General information

Accepting risk

Not every risk offers the same tolerance of threat and opportunity. Still, the image of the half-empty/half-full glass is a nice metaphor for a risk-taking culture: if you only see danger in risk, you do not recognise the opportunity.
The response to the exhibition's plea for a risk-taking culture was very good: over 32,000 people came to Haus der Kunst to see it.
And what opportunity will you grasp today?


HALB LEER
HALB VOLL

Glossary A–C

Accumulation
The situation where a significant number of risks insured or reinsured with the same company may be affected simultaneously by a loss event.

Actuary
Qualified expert who analyses problems from the area of insurance, home loans, investments and pensions using methods of probability theory and financial mathematics, and develops solutions with due regard to legal and economic parameters.

Affiliated companies
In the consolidated financial statements of Munich Reinsurance Company (the parent), all companies are deemed affiliated companies in which Munich Reinsurance Company holds the majority of the voting rights either directly or indirectly.

Alternative risk financing
Utilising the capacity of the capital markets to cover insurance risks. An example is the securitisation of natural catastrophe risks that can no longer be borne in full by the insurance and reinsurance industry.

Amortised cost
The amount at which a financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest method or any differences between the initial amount and the maturity amount, and minus any write-down for impairment or uncollectibility.

Asset allocation
The distribution of investments between various asset classes, e.g. equities, participating interests, fixed-interest, real estate and money market. The investments are subsequently distributed between various regions and currencies as appropriate. A distinction is generally made between strategic (medium- to long-term) and tactical (short-term) allocation.

Asset-liability management
Management of a business in a way that coordinates decisions on assets and liabilities. Specifically, the ongoing process of formulating, implementing, monitoring, and revising strategies related to assets and liabilities in an attempt to achieve financial objectives for a given set of risk tolerances and constraints.

Asset management
Management of an investment portfolio on the basis of risk and return considerations. It covers both the preparation and implementation of investment decisions regarding assets and the management of → special funds.

Assistance
Range of services going beyond the traditional scope of insurance and cost reimbursement. The idea of assistance services is to help claimants quickly and unbureaucratically in the event of a loss occurrence, taking care of the necessary arrangements to remedy the situation.

Associates
Companies on whose financial and operating decisions a significant (but not a controlling) influence can be exercised, regardless of whether this influence is actually exercised or not. A significant influence is presumed if the proportion of voting rights lies between 20% and 50%. Investments in associates are valued according to the → equity method.

Balanced scorecard
Strategy implementation tool in which strategic objectives and initiatives (financial and non-financial) are set out in a table and linked with one another. Short-term milestones help in monitoring the achievement of objectives.

Blue chip
Designation for high-turnover stock of large and internationally significant firms. Their share price performance is also used as the basis for calculating the main indices.

Bornhuetter-Ferguson method
Standard actuarial method used to estimate the reserves needed for future claims expenditure resulting from losses that have already occurred but are not yet sufficiently specific. With this method, the overall loss expected is determined on the basis of historical data on the run-off of losses in the portfolio and an independent assessment by the insurer. These factors are given different weightings, depending on the information available on the status of the losses.

Capital Asset Pricing Model (CAPM)
Capital market model based on the portfolio theory, used to evaluate securities. The CAPM expands the portfolio theory to include the question of which part of a security's overall risk cannot be eliminated by means of risk diversification and explains how investment opportunities entailing risk are assessed in the capital markets. Accordingly, in efficient markets where prices already incorporate all the information, a greater return can only be achieved by assuming more risk.

Captive
An insurance company established as a subsidiary of one or more industrial/trading companies or groups mainly for purpose of insuring the risks of these companies and their affiliates.

Cash flow statement
Statement showing the origin and utilisation of cash during the business year. It shows the change in liquid funds separately according to cash flows from operating activities, cash flows from investing activities and cash flows from financing activities.

Cash-generating unit
The smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or group of assets. If the → recoverable amount of an asset cannot be determined individually in the impairment test for assets under IAS 36, the recoverable amount of a cash-generating unit to which the relevant asset belongs must be determined.

C–D

Catastrophe bond
Also referred to as "cat bonds" and "act of God bonds", catastrophe bonds are used to transfer natural catastrophe risks to the capital markets. The buyers of such bonds profit from a comparatively high coupon rate, but assume all or part of the (re)insurer's risk with regard to a natural catastrophe. If a catastrophe exceeds a predefined → parametric trigger, some or all of the capital and interest is used to pay the (re)insurer's financial loss from the natural catastrophe instead of being repaid/credited to the buyers.

Cedant
Client of a reinsurance company (see also → primary insurers).

Chain ladder method
Standard (multiplicative) actuarial method used to estimate the reserves needed for future claims expenditure on the assumption that the cumulative loss will rise by the same factor in all accident years. With this method, the overall loss expected is determined exclusively on the basis of historical data on the run-off of losses in the insurer's portfolio.

Claims equalisation provision
Provisions required by national regulations to smooth fluctuations in loss experience in future years. In IFRS accounting, they are recognised in equity.

Combined ratio
Percentage ratio of the sum of net claims expenses plus net operating expenses to net earned premiums. It corresponds to the sum of the loss ratio and the expense ratio.

Compliance guidelines
Rules for handling inside information. As a general principle, inside information may not be used for own investment transactions, for transactions conducted by a bank or for recommendations to others. Therefore, as part of the compliance procedure, business transactions are checked to make sure they are not based on inside information.

Composite insurer
Insurer that writes both life and non-life business.

Consolidation
Combining the items from the individual financial statements of the companies belonging to the Group into one → consolidated financial statement, in which items involving intra-Group transactions are eliminated.

Contingent liabilities
Possible obligations whose existence will be confirmed by the occurrence or non-occurrence of an uncertain future event and which are therefore not shown as liabilities in the balance sheet. They must, however, be included in the notes to the financial statements (e.g. guarantee obligations).

Corporate governance
The legal and factual framework for managing and monitoring companies. Corporate governance rules serve to provide transparency and thus strengthen confidence in responsible management and control geared to the creation of value.

Customised Portfolio Solutions (CPS)
CPS is Munich Re's centre of competence for retrospective reinsurance cover in non-life classes of business. Frequently also referred to as run-off cover, this protects the cedant against the risk of loss portfolios producing worse run-off results than expected.

Debt leverage
The percentage ratio of strategic debt to the sum of Group equity and strategic debt.

Deferred acquisition costs
Costs incurred for the acquisition or the renewal of insurance policies (e.g. commission, cost of processing applications) which are capitalised and amortised over the term of the contracts.

Deferred tax assets/liabilities
Deferred taxes derive from temporary differences between accounting on the basis of → IAS/IFRS and national tax law. If in the consolidated financial statements asset items are valued lower, or liabilities higher, than in the tax accounts of the Group company concerned, the resulting future tax relief must be recognised as a deferred tax asset. Also included are tax assets deriving from tax loss carry-forwards. If the accounting differences between the consolidated financial statements and tax accounts will lead to future tax burdens, these must be recognised as deferred tax liabilities. Deferred tax assets are reversed if a realisation of the receivable is not probable.

Delcredere
Delcredere insurance provides suppliers of goods or services with insurance against the risk of default due to insolvency of the customer.

Deposits retained on assumed reinsurance and ceded business
Deposits retained on assumed reinsurance are receivables which reinsurers have vis-à-vis their cedants for collateral (cash deposits) that has been retained by the cedants as a security to cover future reinsurance claims. The cedants show the retained funds as deposits withheld on ceded business.

Derivative financial instruments
Financial instruments whose increase or fall in value is based on and determined by the change in the amount of an underlying value (a particular interest rate, security price, exchange rate, price index, etc.). The main derivatives are → futures, → forwards, → swaps und → options.

Directors' and officers' liability insurance
Insurance for the personal liability of the directors and officers of companies, i.e. for Board members, general managers and internationally comparable executives.

Disease management programmes
Systematic treatment programmes for chronic conditions such as diabetes mellitus, coronary heart disease or asthma. Particular attention is given to using methods of treatment whose effectiveness, safety and benefit have been verified in scientific studies. Patients thus receive care which minimises the risk of consequential effects and acute deterioration and improves their quality of life.

Diversification
Business policy tool geared to spreading a company's activities over different areas so as to avoid particular dependencies. A diversification strategy may have different focal points: the breadth of product range with a view to tapping new clients, the geographical spread of business, the mixture of risks in investments, or the optimum composition of an insurance portfolio. Active risk diversification is one of the Munich Re Group's "cardinal virtues", which shapes its integrated risk management.

Duration
The average term of an interest-sensitive investment (or → portfolio) and a measure of the risk of its sensitivity to changes in interest rates.

Earnings per share
A ratio calculated by dividing the consolidated result by the average number of shares in circulation. "Diluted earnings per share" includes exercised and still to be exercised subscription rights in the consolidated result for the year and the number of shares. Such subscription rights arise from the issue of bonds with conversion rights and from warrants for the acquisition of shares.

Effective interest method
Method of determining the → amortised cost of financial instruments and the distribution of interest earnings and expenses between individual periods. IAS 39 requires that the effective interest must include fees, other transaction costs and any premiums or discounts.

Embedded value
Concept used in valuing life reinsurance business. Embedded value mainly comprises the present value of earnings from business in force, calculated according to actuarial principles, plus the value of equity, including valuation reserves, and less the cost of holding capital.

Equity method
Investments in → associated enterprises have to be valued in the consolidated financial statements using the equity method. The "at equity" value corresponds to the Group's proportionate share of the shareholders' equity of the enterprise concerned.

Event limit
A limit restricting the maximum indemnity for a certain type of event that typically results in large numbers of individual losses, e.g. earthquake.

Exchangeable bond
Special form of corporate bond which, besides entitling holders to repayment of the face amount and regular interest, gives them the option to convert the bond into shares. The conversion right is for shares in a company which is not the bond issuer.

Expense ratio
Percentage ratio of operating expenses to earned premiums.

Exposure
The measurable extent of a risk or a portfolio of risks; basis for calculating premiums in reinsurance.

Factor-based risk approach
Simplified capital model based on applying a series of "factors" (or capital charges) to volumes such as premiums, reserves or asset values. The model provides only a crude proxy for the risk-based capital requirements.

Facultative reinsurance
The reinsurer assumes a share of selected individual risks. The primary insurer can offer an individual risk in reinsurance, which the reinsurer for its part can either accept or decline (cf. → obligatory reinsurance).

Fair value
The amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's-length transaction. Where there is an active market, the fair value of an asset is its current → market value. Alternatively, the fair value may be determined on the basis of recognised valuation methods.

Fast close
The sum of organisational and technical improvements in business processes that serve to accelerate publication of a company's quarterly and annual financial statements.

Financial Accounting Standards (FAS)
US accounting regulations that give detailed rulings on individual accounting questions and which must be complied with by listed companies that prepare accounts in accordance with US GAAP.

Financial institutions
Banks and other financial services providers.

Forwards
Contracts to trade at a specified price on a specified future date. In contrast to → futures, forwards tend to be individually designed → derivative financial instruments.

Futures
Standardised contracts to trade a financial instrument on a money market, capital market, precious-metals market or currency market at a specific price and on a specific future date. Frequently, rather than actually delivering the underlying financial instrument on that date, the difference between closing market value and the exercise price is settled in cash.

G–N

Goodwill
Any excess of the purchase price of a subsidiary over the acquirer's interest in the fair value of the net assets as at the acquisition date. Goodwill is not amortised but subjected to an impairment test. A write-down is made for any impairment loss.

Gross/net
The terms gross and net mean before and after deduction of the portion attributable to business ceded in reinsurance. Instead of "net", the term "for own account" is sometimes used.

Hedging
Protecting against undesirable developments in prices by means of special financial contracts, especially → derivative financial instruments. Depending on the risk to be hedged, a distinction is made between two basic types: "fair value hedges" safeguard assets or liabilities against the risk of changes in value; "cash flow hedges" reduce the risk of fluctuations in future cash flows.

IBNR reserves
Provisions for claims that are not yet known to the insurer (IBNYR = incurred but not yet reported) but also for claims whose case reserves are not sufficient (IBNER = incurred but not enough reserved).

Integrated risk management (IRM)
Holistic management of insurance risks in life and non-life business and of investment risks. IRM essentially rests on four pillars → asset-liability management, active capital management, → accumulation control and operational risks.

International Accounting Standards (IAS)/ International Financial Reporting Standards (IFRS)
Standards formulated by the → IASB with the intention of achieving internationally comparable preparation and presentation of financial statements. Since 2002 the standards adopted by the IASB have been referred to as International Financial Reporting Standards (IFRS). Until existing standards are renamed, they continue to be referred to as International Accounting Standards (IAS).

International Accounting Standards Board (IASB)
An international body of 14 accounting experts responsible for issuing → IAS/IFRS. The IASB's objective is to achieve uniformity in the accounting principles that are used by businesses and other organisations for financial reporting around the world.

Investments for the benefit of life insurance policyholders who bear the investment risk
Investments for policyholders under → unit-linked life insurances. They also include investments under index-linked life insurance policies whose performance depends on share or currency indices. Obligations arising from this type of contract are mainly recognised under the balance sheet item "underwriting provisions for life insurance policies where the investment risk is borne by the policyholders".

Layer
Term used in excess-of-loss reinsurance to denote a stratum of cover. Its point of attachment and extent is defined in terms of the sum insured. Example: €5,000 in excess of €1,000 refers to the layer €1,000 to €6,000.

Life and health
One of the segments in our segment reporting, containing the classes of life (re)insurance and health (re)insurance.

Loss ratio
Percentage ratio of claims expenses to earned premiums.

Managed care service
Managed care service is a steering method for reducing costs in healthcare. Benefit management and risk management follow twin objectives: improving cost management using a system of coordinated methods and tools (e.g. by avoiding unnecessary treatment and tackling the problem of fraud) whilst ensuring that patients still enjoy the same high standard of treatment.

Marine
The insurance of ships and their cargoes.

Market value
The publicly listed market price obtainable for an asset in an active market (especially the stock market price).

Minority interests in equity and earnings
That part of the equity and earnings of subsidiaries that is attributable to shareholders outside the Group.

Mortality table
Table developed using methods of probability theory for estimating the expected mortality of policyholders in a portfolio of life or health insurance contracts. It shows the probability of future mortality on a differentiated basis according to age and other factors, often taking into account demographic trends. Mortality tables with provision for adverse deviation are generally used for measuring underwriting provisions.

Net
→ Gross/net

Net asset value
Measurement for the → fair value of companies. The starting point is the proportional equity capital of the company to be valued, plus the valuation reserves.

Net expenses for claims and benefits
These include the expenses for claims (claims payments and the change in the provision for outstanding claims), expenses for premium refunds and the change in the remaining underwriting provisions (provision for future policy benefits and other), in each case after deduction of the ceded share.

Net operating expenses
Commission, personnel costs and general expenses for the acquisition and ongoing administration of insurance contracts, less any commission reimbursed by reinsurers, including profit commission, plus expenses from amortisation of → PVFP.

Non-proportional reinsurance
Under this form of reinsurance, the reinsurer assumes payment of the primary insurer's losses above a defined amount. The calculation of the reinsurance premium is based on claims experience with the type of business concerned.

Obligatory reinsurance
Although obligatory reinsurance agreements contain agreed periods of notice, they are generally concluded for an unlimited duration. These treaties between insurers and reinsurers may therefore run for long periods (cf. → facultative reinsurance).

Offshore energy insurance
Umbrella term for the insurance of risks such as oil platforms and production facilities at sea, plus the related technical equipment.

Operating result
Consolidated result from ordinary activities, before finance costs and taxes on income.

Options
Derivative financial instruments where the holder is entitled – but not obliged – to buy (a call option) or sell (a put option) the underlying asset at a predetermined price within a certain period. The writer of the option is obliged to transfer or buy the asset and receives a premium for granting the option to the purchaser.

OTC derivatives
Derivative financial instruments which are not standardised and are traded not on an exchange but directly between two counterparties via over-the-counter (OTC) transactions.

Other securities available for sale
Securities that will neither be held to maturity nor are assignable to the "held for trading" category. They are measured at amortised cost. Changes in value are recognised in equity without impact on profit or loss.

Other securities held to maturity
Debt securities that the company has the intention and ability to hold to maturity. They are valued at → amortised cost.

Other securities held for trading
Securities held for trading comprise temporarily held investments purchased with the intention of obtaining the highest possible return from short-term fluctuations in the market price. They are accounted for at their fair value at the balance sheet date. Changes in value are recognised in the income statement.

Parametric trigger
Predefined objective criteria that a natural catastrophe has to meet in terms of severity (moment magnitude in the case of earthquake; wind speed in the case of windstorm) for cover to attach.

Policyholders' bonuses
In life and health insurance, policyholders are entitled by law and contractually to an appropriate share of the surplus earned by their insurers. The amount of this bonus is fixed anew each year. As a rule, in life insurance these bonuses increase the benefit payable on maturity of the policy or on occurrence of the insured event; in health insurance, they are paid by way of premium refunds.

Portfolio
Collection of investments belonging to an investor or held by a financial organisation. They primarily comprise securities, but may also include real estate. In the case of investment funds, portfolio refers to the composition of investment instruments in the fund (equities, bonds, derivatives, etc.). In the case of insurers and reinsurers, portfolio usually means all the risks assumed in insurance and reinsurance respectively.

Premiums
The amount that has to be paid for the insurance cover provided by an insurer. It may be paid as a regular or single premium. In the case of products that are largely of an investment nature (e.g. financing treaties and unit-linked life insurance) it only includes – under IAS/IFRS – the amount serving to cover the risk and the costs. In IAS/IFRS financial statements there are no "premiums from the provision for premium refunds" either. Premiums written means all premium income that has become payable in the business year. The portion of this premium income that constitutes payment for insurance cover in the business year is referred to as earned premiums.

Primary insurers
Insurance companies that assume risks in return for an insurance premium and have a direct contractual relationship with the holder of the insurance policy (private individual, firm or organisation).

Property-casualty
One of the segments in our segment reporting, chiefly containing the classes liability, accident, motor, marine, aviation, space, fire and engineering.

Proportional reinsurance
Form of reinsurance in which the sum insured written by the primary insurer is divided proportionally between the primary insurer and the reinsurer, and the reinsurer is allocated a corresponding share of the premiums and claims.

Provision for future policy benefits
Underwriting provision calculated using actuarial methods to cover future benefits to which policyholders are entitled, especially in life, health and personal accident insurance. It amounts to the balance of the present value of future obligations less the present value of future premiums.

Provision for outstanding claims
Provision for claims that have already been incurred at the balance sheet date but have either not yet been reported or not yet been fully settled.

Provision for premium refunds
Provisions made for obligations involving bonuses and rebates – especially in life and health insurance – which are not yet payable at the balance sheet date; the amount posted is based on supervisory or contractual regulations. They also include the policyholders' share of accumulated valuation differences between IAS/IFRS and German Commercial Code (provision for deferred premium refunds).

PVFP (Present Value of Future Profits)
When insurance companies or individual insurance portfolios are acquired, the present value of the expected earnings from the business acquired is capitalised as "PVFP". This intangible asset arises in particular when life or health insurance companies are acquired.

Rating
Standardised assessment of the credit standing of debt instruments and companies by specialised independent rating agencies.

Recoverable amount
The recoverable amount of an asset under IFRS is the higher of net sales price (i.e. sales price less sales costs) and the value in use (i.e. present value of the future cash flows). The recoverable amount plays a part especially in connection with impairments in the value of real estate, where an impairment loss has to be recognised if the recoverable amount is lower than the carrying amount.

Registered shares
Shares registered in the owner's name. They are entered in the company's share register with the shareholder's personal data and the number of shares held.

Reinsurance capacity
Amount of cover that a reinsurance company or the market as a whole can make available.

Reinsurers
Insurance companies that assume the insurance risks of other insurance companies without themselves having any direct contractual relationship with the policyholder.

Renewable energy
Also referred to as regenerative or alternative energies, these are sources of energy that continually renew or replenish themselves or are inexhaustible by human standards, i.e. are available in unlimited amounts. The most important renewable energies are solar, wind, water/hydro, biomass and geothermal energy.

Renewals
Although obligatory reinsurance agreements contain agreed periods of notice, they are generally concluded for an unlimited duration. These treaties between insurers and reinsurers may therefore run for long periods. In such cases, the treaty conditions are usually adjusted in renewal negotiations each year, and the treaties renewed.

Retention
That part of the risk assumed which the insurer/reinsurer does not reinsure/retrocede, i.e. retains net for own account.

Retrocessionaire
Reinsurance of reinsurance business assumed from other insurance companies (a reinsurance of reinsurance). Retrocession enables the reinsurer to lay off part of its risk to other insurance companies.

Return on equity (ROE)
Indicator for measuring a company's financial performance. It is calculated as a percentage ratio of the result for the period to the average equity employed.

Risk
The possibility of negative budget variance inherent in any economic activity. In insurance, it is also understood to mean the possibility of a loss being caused by an insured peril. In addition, insured objects or persons are frequently referred to as risks.

Risk capital
The amount of capital hypothetically assigned for the conducting of insurance of reinsurance business to ensure that the probability of default in respect of the portion of the business exposed to risk is kept to a minimum. The capital required for this purpose is calculated using mathematical risk and financing models.

Risk controlling
Ongoing monitoring and control of risks and measures, including methodological development and risk analysis/reporting, by a neutral, independent unit that also proposes and initiates additional measures.

Risk management
Systematic and continual identification, analysis, evaluation and control of potential risks that may jeopardise the assets, liabilities, financial position and results of a company in the medium to long term. The aim is to safeguard the existence of the company and its objectives against disruptive influences by means of suitable measures, and to increase corporate value.

Risk trading
Trading of risks on the capital markets.

Scenario analysis
Type of analysis used to investigate how certain key figures (market values or carrying amounts) change in the event that predefined market developments occur. Scenario analyses usually take the form of average if-then analyses.

Security
Ability (and willingness) of a reinsurer to meet its financial obligations from reinsurance agreements in full and at all times. Security depends on such factors as earnings capacity, quality of investments, capitalisation and liquidity.

Segment reporting
Presentation of the items in the annual financial statements according to classes of business and regions.

Solvency
An insurance company's capitalisation.

Solvency II
Project of the European Commission to revise European insurance supervisory regulations to protect policyholders against loss. The project's main objectives are further harmonisation of the financial services sector, creation of a level playing field, risk-based determination of capital-adequacy requirements, inclusion of qualitative factors in the supervisory process, promotion of active internal risk management, and enhancement of risk transparency for supervisory authorities and the public. Solvency II follows the three-pillar approach used in Basle II: minimum capital requirements (quantitative), supervisory review process (qualitative) and market discipline (disclosure).

Special funds
Investment funds with a maximum of 30 unit-holders that are not natural persons. As the fund owners pursue specific objectives with their investments, investment policy is geared to individual requirements.

Statutory surplus
Surplus recorded in the balance sheet of US insurance companies on the basis of the statutory accounting regulations used by US state supervisory authorities.

Stock split
Splitting of shares into two or more units for one, resulting in a lower par value per share or, in the case of no-par-value shares, in a lower percentage of the company's share capital per share. The objective is to make the shares less expensive to purchase and to boost share liquidity. A stock split does not affect a shareholder's proportionate holding in the company.

Stress test
A special form of → scenario analysis. The aim is to make a quantitative statement on the loss potential of portfolios in the event of extreme market fluctuations.

Structured products
In the case of structured products, a → derivative financial instrument (e.g. an → option) is combined with a non-derivative instrument (e.g. a bond). Structured products are also referred to as hybrid products.

Sublimit
Specific upper limit of liability, e.g. for certain risk classes or geographical scopes of cover under a (re)insurance contract.

Subordinated bonds
In the event of liquidation, dissolution or insolvency of the loan debtor or in the event of debt composition proceedings or other processes to avoid insolvency being taken against the loan debtor, the claims of holders of subordinated bonds are satisfied after the claims of all other non-subordinated creditors. In other words, payments on subordinated bonds are not made until claims of third parties against the bond debtor arising from non-subordinated liabilities have been fully satisfied.

Sustainable development
A type of development that satisfies the needs of the present without jeopardising the needs of future generations.

Swap
Agreement between two counterparties to exchange payment flows over a specified period in order to profit from relative cost benefits that one party enjoys on a particular financial market. In the case of an interest-rate swap, payment obligations in the same currency but with different interest-rate conditions (e.g. fixed/variable) are exchanged. In the case of currency swaps, the payment obligations exchanged are in different currencies.

Termination rate
Basis for measuring underwriting provisions in life and health insurance and pension obligations. It measures the probability of a policy being terminated because of death, lapse or other circumstances, leading to the payment of policy benefits or the cessation of annuity payments.

Third Party Administration (TPA)
An independent corporate entity (third party) that administers benefits and claims for risk carriers and self-insured schemes. A TPA does not typically assume risk.

Underwriters
Member of an insurance or reinsurance company that acts on behalf of his or her employer to negotiate, accept or reject the terms of a (re)insurance contract.

Underwriting provisions
Uncertain liabilities directly connected with insurance business. These provisions are made to ensure that obligations under insurance contracts can always be met.

Underwriting result
Balance of income and expenses apportionable to (re)insurance business.

Unearned premiums
The portion of premium income in the business year that is attributable to periods after the balance sheet date is accounted for in the underwriting provisions as unearned premiums.

U–V

Unit-linked life insurance
A type of life insurance with a savings component, where the benefits payable depend on the performance of the assets invested in a fund. The investment risk is borne by the policyholder.

Universal life
Contracts in life primary insurance where the amount of the premiums or benefits is not guaranteed or fixed, and the policyholder can vary the premium payments within certain limits.

US Generally Accepted Accounting Principles (US GAAP)
The principles of US accounting that are stipulated as compulsory for quoted companies in the USA. The individual accounting standards are referred to as → Financial Accounting Standards (FAS).

Value at risk
Method of quantifying risk, which measures the potential future losses that may not be exceeded within a specified period and with a specified probability.

Value-based management
Concept geared to increasing the value of a company on a long-term basis. Value is only created long term if a company regularly earns a profit that exceeds the costs of the equity capital invested.

Voting right
Every shareholder has a legal right to vote at the Annual General Meeting. The number of votes that a shareholder has depends on the number of shares with voting rights held. Shareholders can arrange for their voting rights to be exercised by a third party, e.g. a bank or a shareholders' association (proxy).

Index of key terms

*IC = Inside cover

Important addresses

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany

Reinsurance

UK

Great Lakes Reinsurance (UK) PLC
Upper Ground Floor
1, Minster Court
Mincing Lane, London EC3R 7AA
Tel.: +44 20 7929 2893
Fax: +44 20 7623 5220
E-mail: correspondence@greatlakes.co.uk

Italy

Münchener Rück Italia
Corso Venezia, 48
20121 Milano
Tel.: +39 02 764 161
Fax: +39 02 76 41 69 00
E-mail: mritalia@munichre.com
www.munichre.it

Switzerland

New Reinsurance Company
Rue de l'Athénée 6–8
P.O. Box 35 04
1211 Genève 3
Tel.: +41 22 31 98 500
Fax: +41 22 31 05 332
E-mail: geneva@newre.com
www.newre.com

Canada

Munich Reinsurance Company of Canada (MROC)
Munich Re Centre
390 Bay Street, 22nd Floor
Toronto, Ont., M5H 2Y2
Tel.: +1 416 366 9206
Fax: +1 416 366 4330
E-mail: toronto@mroc.com

Temple Insurance Company
Munich Re Centre
390 Bay Street, 22nd Floor
Toronto, Ont., M5H 2Y2
Tel.: +1 416 364 2851
Fax: +1 416 361 1163
www.mroc.com/temple

USA

American Re-Insurance Company
555 College Road East
Princeton, NJ 08543-5241
Tel.: +1 609 243 4200
Fax: +1 609 243 8181
E-mail: info@amre.com
www.amre.com

USA

Munich American Reassurance Company
56 Perimeter Center East, N. E.
Atlanta, GA 30346-2290
Tel.: +1 770 350 3200
Fax: +1 770 350 3300
www.marclife.com

Australia

Munich Holdings of Australasia
PTY Limited (MHA)
Munich Re House
143 Macquarie Street
Sydney NSW 2000 Australia
P.O. Box H35 Australia Square
Sydney NSW 1215 Australia
Tel.: +6 129 272 8000
Fax: +6 129 251 2516
E-mail: MRA@munichre.com

South Africa

Munich Reinsurance Company of Africa Limited (MRoA)
Munich Re Centre
47 Empire Road, Parktown
Johannesburg 2193, P.O. Box 6636
Johannesburg 2000
Tel.: +27 11 242 2000
Fax: +27 11 242 2200
E-mail: mroa@munichre.com

You can find further addresses on our website at
www.munichre.com

Primary insurance

ERGO Versicherungsgruppe AG

Victoriaplatz 2
40198 Düsseldorf
Tel.: 02 11/49 37-0
Fax: 02 11/49 37-15 00
E-mail: info@ergo.de
www.ergo.de

VICTORIA Lebensversicherung AG
VICTORIA Versicherung AG
VICTORIA Pensionskasse AG
Victoriaplatz 1 und 2
40198 Düsseldorf
Tel.: 02 11/4 77-0
Fax: 02 11/4 77-22 22
E-mail: info@victoria.de
www.victoria.de

VICTORIA Krankenversicherung AG
Victoriaplatz 2
40198 Düsseldorf
Tel.: 02 11/4 77-0
Fax: 02 11/4 77-42 99
E-mail: info@victoria.de
www.victoria.de

Hamburg-Mannheimer Versicherungs-AG
Hamburg-Mannheimer Sachversicherungs-AG
Hamburg-Mannheimer Rechtsschutzversicherungs-AG
Hamburg-Mannheimer Pensionskasse AG
Überseering 45
22297 Hamburg
Tel.: 0 40/63 76-0
Fax: 0 40/63 76-33 02
E-mail: PSC@hamburg-mannheimer.de
www.hamburg-mannheimer.de

DKV
Deutsche Krankenversicherung AG
Aachener Straße 300
50933 Köln
Tel.: 0 18 01/35 81 00
Fax: 01 80/5 78 60 00
E-mail: service@dkv.com
www.dkv.com

D.A.S. Deutscher Automobil Schutz
Allgemeine Rechtsschutzversicherungs-AG
D.A.S. Deutscher Automobil Schutz
Versicherungs-AG
Thomas-Dehler-Str. 2
81728 München
Tel.: 0 18 05/17 01 70
Fax: 0 89/62 75-16 50
E-mail: info@das.de
www.das.de

KarstadtQuelle Lebensversicherung AG
KarstadtQuelle Versicherung AG
KarstadtQuelle Krankenversicherung AG
Nürnberger Strasse 91–95
90758 Fürth
Tel.: 09 11/1 48-16 66
Fax: 09 11/1 48-16 67
E-mail: presseservice@kqv.de
www.kqv.de

Neckermann Lebensversicherung AG
Neckermann Versicherung AG
Karl-Martell-Strasse 60
90344 Nürnberg
Tel.: 09 11/3 22-16 66
Fax: 09 11/3 22-16 67
E-mail: presseservice@neckermann-versicherungen.de
www.neckermann-versicherungen.de

KarstadtQuelle Financial Services GmbH
Wahlerstrasse 2
40472 Düsseldorf
Tel.: 02 11/4 77 88-10
Fax: 02 11/4 77 88-01
E-mail: info@kqfs.de
www.kqfs.de

ERGO People & Pensions GmbH
Immermannstrasse 23
40198 Düsseldorf
Tel.: 02 11/49 37-76 10
Fax: 02 11/49 37-76 29
E-mail: info@ergo-people-and-pensions.de
www.ergo-people-and-pensions.de

Further addresses may be obtained from the 2004 annual report of ERGO Versicherungsgruppe AG.

Europäische Reiseversicherung AG
Vogelweidestrasse 5
81677 München
Tel.: 0 89/41 66-17 17
Fax: 0 89/41 66-07 17
E-mail: info@erv.de
www.erv.de

Mercur Assistance AG Holding
Vogelweidestrasse 3
81677 München
Tel.: 0 89/4 18 64-0
Fax: 0 89/4 18 64-130
www.mercur.de

Asset management

MEAG MUNICH ERGO AssetManagement GmbH
Oskar-von-Miller-Ring 18
80333 München
Tel.: 0 89/24 89-0
Fax: 0 89/24 89-25 55
E-mail: info@meag.com
www.meag.com

Reinsurance

Gross premiums written in €m	2005	2004	2003	2002	2001
Life	**6,491**	6,119	5,461	5,277	4,769
Health	**1,320**	1,421	1,415	1,284	1,131
Liability	**2,561**	2,606	3,444	3,514	2,402
Accident	**1,052**	1,080	1,293	1,302	1,213
Motor	**2,671**	2,890	3,186	3,337	3,448
Marine, aviation, space	**1,654**	1,609	1,742	1,896	1,398
Fire	**3,701**	3,775	4,874	5,294	4,481
Engineering	**1,299**	1,281	1,393	1,443	1,449
Other classes of business	**1,609**	1,616	1,987	2,098	1,905
Loss ratio in %					
Health	**66.3**	68.5	69.9	77.5	82.5
Liability	**96.9**	96.4	84.1	144.4	114.4
Accident	**83.4**	82.2	72.8	128.6	80.6
Motor	**71.5**	87.6	79.1	84.6	85.9
Marine, aviation, space	**80.8**	66.1	60.0	72.7	134.3
Fire	**107.8**	54.2	60.3	80.9	136.1
Engineering	**40.0**	57.4	64.4	75.8	103.3
Other classes of business	**63.4**	47.1	60.3	98.2	70.2
Expense ratio in %					
Health	**31.0**	30.4	29.1	26.9	31.4
Liability	**27.9**	27.8	27.9	26.8	33.1
Accident	**27.6**	33.6	31.0	29.6	32.1
Motor	**23.1**	25.1	23.6	23.2	25.2
Marine, aviation, space	**25.8**	23.5	24.8	22.3	30.0
Fire	**28.0**	27.6	26.2	26.4	29.4
Engineering	**35.3**	32.1	30.1	29.4	34.9
Other classes of business	**34.7**	28.4	29.3	32.4	36.2
Combined ratio in %					
Health	**97.3**	98.9	99.0	104.4	113.9
Liability	**124.8**	124.2	112.0	171.2	147.5
Accident	**111.0**	115.8	103.8	158.2	112.7
Motor	**94.6**	112.7	102.7	107.8	111.1
Marine, aviation, space	**106.6**	89.6	84.8	95.0	164.3
Fire	**135.8**	81.8	86.5	107.3	165.5
Engineering	**75.3**	89.5	94.5	105.2	138.2
Other classes of business	**98.1**	75.5	89.6	130.6	106.4

Primary insurance

Gross premiums written in €m	2005	2004	2003	2002	2001
Life	**7,438**	7,787	8,011	7,514	7,112
Health	**4,892**	4,537	4,547	4,238	4,010
Property-casualty	**5,242**	5,202	5,082	4,841	4,593
Combined ratio in %					
Property-casualty (including legal expenses insurance)	**93.1**	93.0	96.4	99.9	101.4

Important dates 2006/2007

19 April 2006	Annual General Meeting
20 April 2006	Dividend payment
9 May 2006	Interim report as at 31 March 2006
3 August 2006	Interim report as at 30 June 2006
3 August 2006	Half-year press conference
7 November 2006	Interim report as at 30 September 2006
20 March 2007	Balance sheet press conference for 2006 financial statements
20 March 2007	Analysts' conference for 2006 financial statements
26 April 2007	Annual General Meeting
27 April 2007	Dividend payment
8 May 2007	Interim report as at 31 March 2007
7 August 2007	Interim report as at 30 June 2007
6 November 2007	Interim report as at 30 September 2007

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
http://www.munichre.com

Responsible for content
Group Accounting
Corporate Communications

Editorial deadline: 24 February 2006

Concept and design
häfelinger + wagner design,
Munich

Printed by
Druckerei Fritz Kriechbaumer,
Wettersteinstr. 12
82024 Taufkirchen
Germany

Picture credits
Jörg Koopmann, Munich, front cover, pp. 16–29
Karsten de Riese, Bairawies, pp. 5, 8–10
Ulrike Myrzik + Manfred Jarisch, Munich, front cover, pp. 2, 13, 30, 40, 136, 212, back cover

The official German original of this report is also available from the Company. In addition, you can find our annual reports and interim reports, along with further information about Munich Re, on the internet at www.munichre.com.

Service for investors and analysts
If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 18 02) 22 62 10
E-mail: shareholder@munichre.com

If you are an institutional investor or analyst, please contact our investor relations team:
Sascha Bibert
Tel.: +49 (0) 89/38 91-39 00
Fax: +49 (0) 89/38 91-98 88
E-mail: investorrelations@munichre.com

Service for media
Journalists receive information from our Press Division:
Rainer Küppers
Tel.: +49 (0) 89/38 91-25 04
Fax: +49 (0) 89/38 91-35 99
E-mail: presse@munichre.com

Quarterly figures

		31.12.2005	30.9.2005	30.6.2005	31.3.2005
Balance sheet					
Investments	€m	**177,171**	186,610	184,099	179,328
Equity	€m	**24,653**	22,591*	21,965*	21,246*
Net underwriting provisions	€m	**154,065**	164,167	162,504	158,386
Balance sheet total	€m	**218,639**	227,141	224,378	219,532
Shares					
Share price	€	**114.38**	95.00	88.12	92.94
Munich Re's market capitalisation	€bn	**26.3**	21.8	20.2	21.3
Other					
Combined ratio non-life reinsurance	%	**110.5**	108.2	99.8	96.5
Number of staff		**37,953**	40,406	40,641	40,846

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

in €m	Total	Q4 2005	Q3 2005*	Q2 2005	Q1 2005
Income statement					
Gross premiums written	**38,199**	9,574	9,245	9,220	10,160
1. Earned premiums					
– Gross	**38,251**	9,999	9,434	9,548	9,270
– Ceded	**2,041**	593	500	495	453
– Net	**36,210**	9,406	8,934	9,053	8,817
2. Investment result	**10,818**	2,766	3,078	2,517	2,457
3. Other income	**1,465**	355	316	476	318
Total income (1–3)	**48,493**	12,527	12,328	12,046	11,592
4. Expenses for claims and benefits					
– Gross	**35,559**	8,946	9,984	8,452	8,177
– Ceded	**2,208**	716	827	301	364
– Net	**33,351**	8,230	9,157	8,151	7,813
5. Operating expenses					
– Gross	**9,611**	2,570	2,304	2,383	2,354
– Ceded	**444**	84	159	103	98
– Net	**9,167**	2,486	2,145	2,280	2,256
6. Other expenses	**1,838**	556	374	517	391
Total expenses (4–6)	**44,356**	11,272	11,676	10,948	10,460
7. Result before amortisation and impairment losses of goodwill	**4,137**	1,255	652	1,098	1,132
8. Amortisation and impairment losses of goodwill	**7**	3	–	4	–
9. Operating result	**4,130**	1,252	652	1,094	1,132
10. Finance costs	**378**	88	86	101	103
11. Taxes on income	**1,009**	–197	54	811	341
12. Consolidated result	**2,743**	1,361	512	182	688
Thereof:					
– Attributable to Munich Re equity holders	**2,671**	1,339	492	164	676
– Attributable to minority interests	**72**	22	20	18	12

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

		Total	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Earnings per share	€	**11.70**	5.87	2.16	0.72	2.96

Multi-year overview

		31.12.2005	31.12.2004	31.12.2003	31.12.2002	31.12.2001
Balance sheet						
Investments	€m	**177,171**	178,132	171,881	156,278	161,994
Equity*	€m	**24,653**	20,644*	19,298*	13,948	19,357
Net underwriting provisions	€m	**154,065**	154,327	147,476	142,966	138,642
Balance sheet total	€m	**218,639**	214,791	209,384	196,441	202,054
Shares						
Dividend per share	€	**3.10**	2.00	1.25	1.25	1.25
Amount distributed	€m	**707**	457	286	223	221
Share price	€	**114.38**	90.45	96.12	114.00	305.00
Munich Re's market capitalisation	€bn	**26.3**	20.8	22.1	20.4	54.0
Other						
Combined ratio non-life reinsurance	%	**110.5**	98.9	96.7	122.4	135.1
Number of staff		**37,953**	40,962	41,431	41,396	38,317

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

in €m	2005	2004*	2003	2002	2001
Income statement					
Gross premiums written	**38,199**	38,071	40,431	40,014	36,123
Net earned premiums	**36,210**	36,534	37,617	36,306	31,680
Investment result	**10,818**	8,041	7,131	4,935	10,420
Other income	**1,465**	1,116	1,211	1,351	892
Total income	**48,493**	**45,691**	**45,959**	**42,592**	**42,992**
Net expenses for claims and benefits	**33,351**	31,636	32,487	31,265	34,162
Net operating expenses	**9,167**	8,847	8,997	8,933	7,758
Other expenses	**1,838**	1,839	2,504	2,414	1,517
Total expenses	**44,356**	42,322	43,988	42,612	43,437
Result before amortisation and impairment losses of goodwill	**4,137**	**3,369**	**1,971**	**–20**	**–445**
Amortisation and impairment losses of goodwill	**7**	344	687	371	230
Operating result before taxes on income	**4,130**	**3,025**	**1,284**	**–391**	**–675**
Finance costs	**378**	426	–**	–**	–**
Taxes on income	**1,009**	712	1,752	–605	–1,070
Consolidated result	**2,743**	1,887	–468*	214*	395*
Thereof:					
– Attributable to Munich Re equity holders	**2,671**	1,833	–434	288	250
– Attributable to minority interests	**72**	54	–34	–74	145

*Adjusted owing to first-time application of IAS 1 (rev. 2003)
**Finance costs shown under "other expenses".

in €	2005	2004	2003	2002	2001
Earnings per share	**11.70**	8.01	–2.25	1.54*	1.34*
Earnings per share, diluted	**–**	–	–	–	1.34*

*Taking into account the capital increase in November 2003.



Central Division: Corporate Communications
Königinstrasse 107
80802 München
Germany

Order number 302-04802

